As filed with the Securities and Exchange Commission on March 23, 2021

Registration No. 333-253626

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to the

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intermedia Cloud Communications, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	37-1837321
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Mathilda Place, Suite 600

Sunnyvale, CA 94086

Telephone: (650) 641-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Gold

President and Chief Executive Officer

100 Mathilda Place, Suite 600

Sunnyvale, CA 94086

Telephone: (650) 641-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Alexander M. Schwartz Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Rezwan Pavri Allison Spinner Jeana S. Kim Wilson Sonsini Goodrich & Rosati P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Offering Amount(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	14,081,632	$26.00	$366,122,432	$39,944(3)

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ option to purchase additional shares from the selling shareholder.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)

A portion of the amount totaling $10,910 was previously paid in connection with the previous filing of this Registration Statement on February 26, 2021. The remaining portion of $29,034 has been paid herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the Selling Shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we, nor the Selling Shareholder, are soliciting offers to buy these securities in any jurisdiction where the offer and sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 23, 2021

12,244,898 Shares

COMMON STOCK

Intermedia Cloud Communications, Inc. is offering 10,204,082 shares of our common stock, and Ivy Parent Holdings, LLC (the “Selling Shareholder”) is offering 2,040,816 shares of our common stock. We will not receive any proceeds from the sale of shares by the Selling Shareholder. This is our initial public offering, and no public market currently exists for shares of our common stock. We anticipate that the initial public offering price will be between $23.00 and $26.00 per share.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our equity sponsor, Madison Dearborn Partners, LLC, will beneficially own approximately 78.9% of our outstanding common stock (or 75.7% of our outstanding common stock if the underwriters’ option to purchase additional shares from the Selling Shareholder is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market (“Nasdaq”). See “Management—Corporate Governance—Controlled Company Status.”

We have applied to list our common stock on Nasdaq under the symbol “INTM.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. Investing in our common stock involves risks. See “Risk Factors” beginning on page 19.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Intermedia	Proceeds to the Selling Shareholder
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriters” for a description of compensation payable to the underwriters.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, for sale to certain individuals through a directed share program. See “Underwriters—Directed Share Program.”

We have granted the underwriters the right to purchase up to an additional 1,836,734 shares of our common stock from the Selling Stockholder at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about         , 2021.

MORGAN STANLEY	J.P. MORGAN

CREDIT SUISSE	EVERCORE ISI	JEFFERIES

WILLIAM BLAIR	KEYBANC CAPITAL MARKETS	TD SECURITIES	STEPHENS INC.	LOOP CAPITAL MARKETS

                    , 2021

Fully Integrated Experience PC and Mac Platforms, iPhone, and Android Devices 1 Phone with caller ID, hold, park, flip, transfer, conference & more 2 Group chat 3 Video conferencing 4 File sharing & Collaboration 5 Call history 6 Transcribed voicemails 7 Contact Center 8 Receptionist view 9 Presence 10 Start meetings, place calls, search in chat, add participants to any chat 11 HD-quality video conferencing, screen sharing, recording & transcription, annotation, notes & AI virtual assistant 12 Integrated company directory

Neither we nor the Selling Shareholder nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the Selling Shareholder, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the Selling Shareholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States, neither we nor the Selling Shareholder nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Unless the context otherwise requires, the terms “Intermedia,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to Intermedia Cloud Communications, Inc. and, where appropriate, its consolidated subsidiaries. The terms “MDP” and “our Sponsor” refer to Madison Dearborn Partners, LLC, our equity sponsor, and the term “MDP Funds” refers to Madison Dearborn Capital Partners VII-A, L.P., Madison Dearborn Capital Partners VII-C, L.P. and Madison Dearborn Capital Partners VII Executive-A, L.P.

Our Mission

Our mission is to empower our partners to provide businesses a unified and seamless communications and collaboration platform that enables employees to work better from anywhere.

Overview

We provide a leading, proprietary cloud-based communications and collaboration platform, purpose-built for our extensive and expanding network of more than 7,000 channel partners and used by a growing base of over 122,000 business customers as of December 31, 2020. Through our platform, our partners provide their customers our comprehensive portfolio of enterprise-grade, seamlessly integrated Unified Communications-as-a-Service (UCaaS) solutions, including our flagship product Intermedia Unite®, as well as a suite of Business Cloud Applications (BCA) that includes cloud-based email, security and productivity applications. Our UCaaS solutions benefit from strong growth as our partners enable businesses to modernize their legacy communications architectures. To incentivize and empower our partners to grow their businesses on our platform, we offer them a highly differentiated Customer Ownership Reseller model, branded CORE™. This model enables them to resell, package and manage our solutions as if they were their own, at highly attractive economic terms while maintaining ownership of their customer relationships. We further differentiate from our competition by providing our partners world-class customer support, J.D. Power-certified five years in a row and with an average monthly Net Promoter Score (NPS) of 83 for the twelve months ended December 31, 2020, and HostPilot®, a comprehensive and intuitive management interface, which allows our partners and end customers to manage our full suite of solutions across users and devices from a single control panel. Our recently launched exclusive strategic partnership with NEC Platforms, Ltd. (a subsidiary of NEC Corporation) and its consolidated organizations (NEC), pursuant to which NEC and its partner network offer our UCaaS solutions for resale to an estimated installed base of approximately 80 million on-premise NEC business phone users, underscores our value proposition to our partners and provides a foundation to significantly accelerate our partner-led growth strategy.

We employ a channel-first strategy whereby we distribute our solutions predominantly through our Managed Service Provider (MSP) and Value Added Reseller (VAR) partners as well as through our co-marketing program with Costco Business Services targeted at their membership base of millions of businesses. This broadens our sales reach considerably in our target market of small and medium-sized businesses (SMBs), which rely heavily on channel partners to address their IT needs, as well as our sales reach to enterprise customers. We establish long-term, strategic and mutually beneficial relationships with our partners, providing them with the tools, capabilities and support to effectively sell our solutions, serve their customers and achieve sustainable growth. We believe our approach is significantly more partner-friendly than our competitors’ primary go-to-market approach, which is centered on our competitors owning the end customer relationship themselves, either through direct sales or by limiting their partners to commission-based sales agent roles.

The most popular model among our partners is our CORE model, which enables our partners to sell our solutions using their own brand or on a co-branded basis, with their own pricing structure, and potentially as part of a broader solutions package they have assembled. This model allows our partners to retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. In addition, we benefit from significant financial and operational leverage as our partners are responsible for the majority of the customer-facing activities including sales, marketing, onboarding, support, billing and collections. Based on a 2019 market study by McKinsey & Company commissioned by us (the 2019 McKinsey Study), 95% of MSPs and VARs prefer the CORE model over the sales agent model. We believe our differentiated CORE model results in high loyalty among our partners, incentivizes them to grow their businesses on our platform and helps us recruit new partners to our platform.

In April 2020, we entered into an exclusive strategic partnership with NEC with an initial term of five years, whereby NEC offers our UCaaS solutions for resale on a private label basis, directly and through its own partner network, to its global customer base. NEC’s on-premise business phone base, estimated at approximately 80 million global users, is the largest installed base within the SMB segment and third largest across all customer segments, globally. The NEC partnership provides us with a significant long-term growth opportunity and a platform to expand internationally while also underscoring the strong appeal of our differentiated partnership strategy. Over 400 NEC partners have accepted NEC’s partner agreement to sell our UCaaS solutions under the NEC brand. We expect the number of NEC partners to grow significantly as we continue to strengthen our relationship with NEC and expand our presence globally.

We estimate the total addressable market for our UCaaS and BCA solutions to be $67 billion. The fast growth of our UCaaS solutions, with a total addressable market of $47 billion, is primarily driven by our partners using our solutions to upgrade their customers’ legacy communications systems, which are not designed to address the evolving work environment and need for connected, seamless and modern architectures. Gartner Inc. (Gartner) has estimated that of the 445.4 million business telephony users globally, only 105.0 million will have migrated to cloud-based solutions by the end of 2020, representing a penetration rate of 23.6%. Gartner further estimates that in 2024 the number of global business telephony users on cloud-based solutions will be 186.3 million, representing an estimated compound annual growth rate of 15.4%, which provides a strong demand backdrop for our UCaaS solutions.

Substantially all of our revenue is recurring from the sale of subscriptions for our solutions predominantly by our partners, who contributed 73.6% of our annualized recurring revenue (ARR) as of December 31, 2020. We own the underlying core technology of our proprietary platform, allowing us to achieve compelling unit economics and strong profit margins. To date we have primarily targeted end-customers in the United States, but are actively expanding our presence internationally by leveraging our partner network, including our recent exclusive partnership with NEC.

Our revenue was $251.6 million in the year ended December 31, 2020. Our fast-growing UCaaS Solutions product group, which includes video, voice, chat, contact center, and file backup and collaboration solutions contributed 35% of our total ARR as of December 31, 2020. Our BCA product group, which includes cloud-based email solutions, email protection, archiving and encryption services, file backup and collaboration solutions, productivity services and other services including SIP trunking, contributed 65% of our total ARR as of December 31, 2020. Our net loss was $21.7 million, representing a net loss margin of 8.6%, and our Adjusted EBITDA was $46.7 million, representing an Adjusted EBITDA margin of 18.6% in the year ended December 31,

2020. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures—Adjusted EBITDA” for a definition of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable GAAP financial measure.

Industry Trends in Our Favor

Companies are modernizing their legacy communications architectures. According to Gartner, in 2020, an estimated 76% of global business telephony users were still utilizing on premises-based telephony. These legacy PBX telephony systems are operated by companies such as Avaya, Mitel, NEC, Panasonic and Cisco, and are not designed to address the evolving work environment and need for connected, seamless and modern architectures. Rapid technological development over recent years has enabled the rise of cloud-based, device-agnostic communications and collaboration solutions that are rapidly displacing legacy communications infrastructures.

SMBs are reliant on channel partners to address their IT needs. Channel partners provide SMBs with a single reliable and comprehensive source to meet their complex IT needs. In the United States, an estimated 70% of more than $500 billion in IT spending by U.S. companies flows through or is influenced by the approximately 160,000 solution providers in the country’s IT channel ecosystem, according to a 2020 study by CompTIA. Channel partners have become the de facto and trusted technology advisors for the SMB segment that represents a base of 31.7 million companies in the U.S. alone, according to the U.S. Small Business Administration Office of Advocacy. Within this base of channel partners, according to the 2019 McKinsey Study, 95% of MSPs and VARs prefer a reseller model in lieu of a traditional agent-based approach. This highlights the significant opportunity ahead of us to tap the broader channel partner network and offer them our differentiated CORE model.

The IT environment is being consolidated, with fully integrated solutions replacing suboptimal, siloed point solutions. As organizations upgrade their existing legacy communications architectures, they are faced with a range of digital and cloud-based solutions that are often disparate and siloed. The deployment of multiple point solutions has resulted in increasingly complex IT environments that, for the IT administrator, are inefficient and expensive to manage and, for the end user, are difficult to navigate and deliver a suboptimal user experience. Now more than ever, there is a need for unified, fully integrated, feature-rich and simplified IT solutions. This need is particularly strong among SMBs that are served by MSPs or VARs.

Collaboration platforms are fundamental to the effectiveness of increasingly distributed organizations. With the increasing prevalence of distributed and mobile workforces along with the proliferation of the work-from-home environment accelerated by the COVID-19 pandemic, effective, device-agnostic communication and collaboration solutions are becoming increasingly critical to enable companies and their employees, irrespective of their physical location, to disseminate information, stay connected and engage internally and externally.

Our Market Opportunity

We estimate the total addressable global market for our UCaaS and BCA solutions to be $67 billion.

Our UCaaS solutions address the Unified Communications, Collaboration and Cloud-Based Contact Center markets, which IDC has estimated to amount to $42 billion, and File Sync and Share market, which MarketsandMarkets has estimated to amount to $5 billion globally. Additionally, we have observed the following trends:

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Gartner has estimated that of the 445.4 million business telephony users globally, only 105.0 million had migrated to cloud-based solutions by the end of 2020, representing a penetration rate of 23.6%. Gartner further estimates that in 2024 the number of global business telephony users on cloud-based solutions will be 186.3 million, representing an estimated compound annual growth rate of 15.4%. The migration to the cloud of NEC’s installed base of on-premise business telephony users, estimated to be approximately 80 million globally, represents an attractive opportunity that we are well positioned to address through our exclusive strategic partnership with NEC.

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The North American business telephony market, our primary operating market today, is undergoing a migration to cloud-based solutions similar to the global market. According to Gartner, the number of business telephony users in North America in 2020 was 117.0 million, of which 41.4 million had migrated to cloud-based solutions, representing a penetration rate of 35.4%. In 2024, Gartner expects 68.2 million business telephony users to be on cloud-based solutions, representing an estimated compound annual growth rate of 13.3%.

•	Synergy Research Group estimates that the number of UCaaS subscribers globally was approaching 14 million as of September 30, 2020, with U.S. subscribers representing over 75% of total subscribers.

•

Omdia further estimates that by the end of 2020, there were 11.2 million contact center agent positions globally, of which 3.5 million were using cloud hosted solutions, representing a penetration rate of 31.3%. Omdia estimates that by the end of 2023, 4.5 million contact center agent positions will be using cloud hosted solutions, representing an estimated compound annual growth rate of 8.7%.

Our BCA solutions address markets whose combined global size is estimated to be $20 billion according to various third-party market sources.

Our Differentiated Partnership Strategy

We primarily target small and medium-sized businesses (SMBs) with our solutions. We have built our business around a channel-first strategy whereby we distribute our solutions predominantly through our growing partner network. This model allows us to efficiently expand and accelerate our sales reach and better address our large but fragmented target market of SMBs, which rely heavily on channel partners to address their IT needs. While we primarily target SMBs, we also serve our enterprise customers through our partner network.

Our philosophy is to empower our partners. We strive to eliminate the challenges that our partners face in addressing their customers’ needs by providing them with the tools, capabilities and support to effectively sell our solutions, serve their customers and achieve sustainable growth. Guided by this approach, we have been able to grow our partner network to more than 7,000 loyal and motivated partners as of December 31, 2020 and establish a position as an integral part of their businesses.

The Key Benefits of Our Differentiated Partnership Strategy for Our Partners:

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Platform built for partners. We have built our platform to both serve the needs of our end customers and to empower our partners. Our HostPilot cloud management platform provides our partners with an effective platform to market and sell our solutions to new customers and manage their existing customers. In addition, our integrations with leading third-party applications enable our partners to offer more comprehensive solutions to their customers and transfer data efficiently from our platform into the systems they use to manage their own businesses.

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Highly attractive customer ownership reseller model. Our CORE model allows our partners to retain the direct customer and billing relationships with their customers and to integrate our solutions into their broader portfolio of solutions on their own terms, including pricing, packaging, billing and solution-bundling. This structure gives our partners greater control over the growth and profitability of their businesses. Because in this model the contract to deliver our solutions is between our partner and our end customer, it allows our partners to recognize the entirety of the amounts paid by the customers as revenue. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. This contrasts with the traditional approach adopted by most of our competitors in which our competitors own the end customer relationship themselves, either through direct sales or by limiting their partners to commission-based sales agent roles, while their partners’ customer relationships are gradually disintermediated by our competitors. Based on the 2019 McKinsey Study, 95% of VARs and MSPs prefer the CORE model over the sales agent model.

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Flexibility. We offer our partners the flexibility to choose, on a customer by customer basis, whether they wish to sell under our CORE model or act as our commissioned agent to sell Intermedia-branded bundled solutions, where we are responsible for support and billing.

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Business support. We provide rebrandable marketing materials, marketing automation (including pre-built campaigns) and dedicated co-marketing assistance to our partners. Through Intermedia University, our digital training portal, we educate our partners on the underlying capabilities and technology of our solutions as well as how to sell, market and provide support for our solutions. We also provide technical and onboarding support to our partners to allow them to deliver a seamless experience to their customers and have developed a set of proprietary management tools that allow our partners to operate their businesses and serve their customers more efficiently.

The Key Benefits of Our Differentiated Partnership Strategy for Us:

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Expansion of our partner network. Our partnership strategy is built on the alignment of interests between us and our partners, which we believe increases our partners’ loyalty and helps us to establish long-term, mutually beneficial relationships with them. This contributes to our ability to retain our existing partner relationships as well as actively recruit new partners to our platform, and therefore expand our partner network.

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Partner network that is incentivized to sell our solutions. Due to the potential for higher revenue and more control over the customer relationship under our CORE model, compared to our competitors’ sales agent model and its associated risk of customer relationship disintermediation, our partners are highly incentivized to sell our solutions to their customers and to deepen their relationship with us.

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Ability to scale our business in a capital efficient manner. In our CORE model, which represented 54% of our partner ARR as of December 31, 2020, our partners are responsible for the majority of the customer-facing activities, providing us with significant financial and operational leverage. In particular, our partners leverage our tools and support to handle sales, marketing, customer onboarding, billing and collections and incur the costs associated with those activities. In addition, while we provide 24/7 technical support to our partners, they are responsible for providing the higher touch implementation and ongoing support services to their customers, which allows us to avoid the significant costs associated with providing support and service activities to our entire end customer base.

Our Platform

We provide a leading, proprietary cloud-based communications and collaboration platform for our end customers and our partners that serve them. The seamlessly integrated solutions on our platform are delivered and centrally managed through our proprietary HostPilot cloud management platform, which is the primary interface through which our partners market and sell our solutions to new customers and manage their existing customers and their solutions, and through which our direct customers manage their services with us. In addition, our HostPilot platform offers integrations with leading third-party applications to deliver more comprehensive solutions to our end customers and enable our partners to transfer data efficiently from our platform into the systems they use to manage their own businesses. Our platform is recognized as a leading, proprietary cloud-based communications and collaboration platform based on third-party industry reports and industry awards.

The Key Benefits of Our Platform for Our Partners:

•	Flexible pricing models and product configurations. Our platform allows our CORE partners to configure and set pricing for customized solutions assembled from our broad product portfolio.

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Capabilities for rebranding. Through our platform, our partners are able to deliver rebranded or unbranded solutions to their customers, as if the solutions were end-to-end delivered by our partners, including using their own brand for customer control panel appearance, system-generated email communications, sales and marketing materials, quotes, invoices, educational and support materials and technical documentation.

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Sales and marketing support. We provide our partners with rebrandable marketing materials and sales tools, enabling them to effectively communicate with their customers and sell our solutions. We also support our partners by providing them with sales leads.

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Education and training. Our digital self-paced training portal, Intermedia University, is accessible through HostPilot and allows our partners to access courses on sales training, marketing, product features and product support to improve our partners’ ability to sell our solutions and to support their customers. In addition, we provide our partners with a rebrandable Knowledge Base that they can offer to their customers and use for their own needs.

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Quality assurance tools. Our platform offers various tools to ensure the quality of service before, during and after the sale, including Intermedia’s proprietary pre-qualification and network assessment tool, referred to as VoIP Scout™, as well as an AI-based carrier downtime monitoring and alerting tool.

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Central cloud management platform. HostPilot enables our partners to manage their customers’ use of our solutions from an easy-to-use central control panel, as well as provision new accounts and add solutions to existing accounts. We also provide advanced migration and provisioning tools and wizards to facilitate frictionless transition to our platform.

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Automation of billing and taxation. Our platform automates billing and calculates taxes payable by customers at federal, state and county levels. This allows our partners in the United States to avoid the complex tax analysis and administration required as a result of the intricacy of the U.S. telecom taxation rules, which given its complexity and associated costs has historically prevented many channel partners from selling voice solutions to their customers.

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Platform integration with leading partner support solutions. HostPilot integrates with leading third-party partner support solutions such as ConnectWise, Autotask and Salesforce for easy billing, ticketing and quality of service issue reporting, and includes an open application programming interface (API) for custom integrations.

The Key Benefits of Our Platform for Our End Customers:

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Comprehensive portfolio of solutions. Our platform includes a comprehensive portfolio of enterprise-grade communications and collaboration solutions including video, voice, chat, contact center, email, productivity, file sharing, backup, archiving and security.

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Integrated platform. Our platform seamlessly integrates our products into a one-stop solution with a common, intuitive user interface which allows our end customers to manage an integrated set of communications and collaboration solutions and to avoid the cost, IT management complexity and interoperability issues that commonly arise with multiple, disparate point solution vendors.

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Omni-channel communications on any device. Our platform enables end users to connect with other users flexibly and fluidly through any relevant communications channel using a device of their choice, including business phone, desktop, tablet or smartphone. Furthermore, end users can interact through multiple channels and devices, in parallel during the same engagement.

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Empowering a distributed workforce. Our platform enables employees to work virtually anywhere. Whether in the actual office, at home, or anywhere else, our customers’ workforce is armed with an entire office communications and collaboration suite for seamless business operations at all times.

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Easy onboarding, set-up and use. The solutions on our platform are designed for quick and smooth onboarding, set-up and ease of use, for both our end customers’ IT administrators and end users. In particular, our pre-integrated solutions provide intuitive, easy-to-use functionality and common user interface for end users across all levels of the organization. With comprehensive tools and J.D. Power-certified support, set-up and management require minimal resources, which administrators without extensive IT expertise are able to carry out. Specifically, our Cloud Concierge™ team is committed to transitioning customers to our solutions seamlessly and at no extra cost, with no data loss, no downtime and no disruption to their business.

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All solutions managed from a single control panel. Our proprietary HostPilot cloud management platform integrates solutions, users and devices by enabling IT administrators to simultaneously manage more than 20 business solutions for their entire employee base from a single control panel. HostPilot provides a command post with a common set of intuitive controls with unified control protocols, avoiding the inefficiency and friction associated with multiple disparate solutions.

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Flexible integration with other business solutions. The ability to integrate our solutions into our clients’ broader IT stack is an important consideration for our end customers. Consequently, we have designed our platform to integrate with cloud solutions in other business categories such as Google Workspace, ServiceNow, Zendesk, Oracle NetSuite, Salesforce, SugarCRM, Zoho, Slack, and the Microsoft 365 ecosystem of applications. In addition, our platform supports integration with on-premise applications.

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Security, privacy protection and compliance. We protect the users of our end customers and their data with powerful, up-to-date security protocols with a layered security model. Our monitored, secure data centers are geographically dispersed. We use redundant, enterprise-class firewall systems to help prevent unwarranted intrusions and operate multiple intrusion protection systems to help detect and deter malicious traffic. In addition, our solutions comply with major legal and regulatory frameworks.

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Uptime and reliability. We offer a financially backed 99.999% uptime service level agreement (SLA) for our primary solutions, which translates to less than 26 seconds of downtime a month, representing superior reliability in our industry. We believe our reliability is one of the key drivers of our growth and customer retention.

Our Key Competitive Strengths

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Differentiated value proposition for our partners. Unlike most of our competitors, we allow our partners to operate as customer ownership resellers whereby they retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. This approach combined with the sales and marketing materials and support, 24/7 technical support, and training that we provide to our partners has resulted in us establishing long-term, strategic and mutually beneficial relationships with them, further incentivizing our partners to sell our solutions to their customers.

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Distribution power of our more than 7,000 active partners, including NEC, as of December 31, 2020. Our vast and growing partner network gives us tremendous leverage to grow our end customer base, increase revenue from our existing end customers and expand our footprint to new geographies without commensurate investment in our sales, marketing or support functions. In particular, NEC’s business phone base is estimated at approximately 80 million on-premise business phone users globally, whose migration to cloud-based solutions represents a significant long-term growth opportunity for us.

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Comprehensive portfolio of integrated and proprietary cloud communications and collaboration solutions. Due to the breadth of our application portfolio, we are able to offer comprehensive, integrated, and easy-to-use solutions to meet our end customers’ and partners’ communication and collaboration needs, which saves them from the complexity of sourcing, integrating and managing multiple disparate solutions from different vendors. We own the underlying core technology of our proprietary platform and continue to develop it in-house, which allows us to rapidly adapt to evolving customer and partner requirements as well as achieve compelling unit economics and strong profit margins.

•

Award-winning customer support. We were the first cloud provider to be recognized by J.D. Power for the quality of its customer support, and we are the only cloud provider to have earned the prestigious recognition for five years in a row. Our teams consistently achieve very high NPS, a testament to our excellent customer support. For the twelve months ended December 31, 2020, the average monthly NPS for our onboarding and technical support was 83, which is an outstanding score in our industry. For further discussion on our NPS, see “Market and Industry Data.”

•

Track record and focus on innovative solutions. Our long track record of innovation includes our HostPilot control panel, our CORE partner model, and our pioneering role in converging UCaaS, video and web conferencing, Contact Center as a Service (CCaaS) and business email solutions. In addition, as of December 31, 2020, almost 40% of our employees were dedicated to intellectual property development, a metric that is far above industry standard.

•

Employee-friendly culture that allows us to attract and retain talent. We have sought to create a workplace and culture that is positive, employee-friendly and encourages our employees to work towards our shared goals of delivering innovative solutions to our end customers and supporting our partners. The strength of our culture and employee satisfaction are underpinned by our Glassdoor ratings, which as of February 2021 include a 4.8 overall rating, 97% friend recommendation rating, and 98% CEO approval rating, which are among the highest ratings across all companies for which Glassdoor ratings are available.

Our Growth Strategy

•

Drive deeper relationships with our existing partners. Our growth accelerates as our existing partners add new customers, upgrade solution packages or sell additional solutions to our existing end customers. Our partnership strategy, including the flexibility of go-to-market alternatives we offer to our partners, our highly attractive CORE model, and the extensive support we provide to our partners, creates strong incentives for our partners to grow their businesses on our platform. Additionally, as of December 31, 2020, approximately 2,000 of our more than 7,000 partners had customers who subscribed to offerings from both UCaaS and BCA product groups while contributing approximately 67% of partner ARR, implying a significant upside opportunity from continued cross-selling.

•

Leverage our exclusive, strategic partnership with NEC. Through our exclusive arrangement with NEC, NEC and its partner network offer NEC-branded versions of our cloud-based communications and collaboration solutions for resale to NEC’s global legacy customer base estimated at approximately 80 million on-premise business phone users.

•

Continue to drive growth of our UCaaS business through innovative solutions. We will continue to pursue growth of our UCaaS business by introducing new features and integrating new technologies and solutions that our innovation pipeline delivers to meet the needs of our end customers. Our architecture is designed to allow for frictionless integration of new solutions arising from product development or acquisitions, which enables us to react quickly to changing market conditions. For the twelve-month period ended December 31, 2020, our team completed over 865 product features. In addition, our speed of delivery increased by 36% and productivity improved by 14% when comparing the quarter ended December 31, 2020 to the quarter ended December 31, 2019.

•

Expand internationally. We have historically primarily focused on the North American market with 95% of our revenue in the year ended December 31, 2020 derived from customers based in the United States. More recently, we started expanding and localizing our solutions portfolio for the European and Asia-Pacific markets and have started hiring to establish presence in these markets. Our international expansion will be primarily pursued through our exclusive strategic partnership with NEC.

•

Grow our partner network. We have developed a highly efficient partner recruitment, onboarding and enablement engine, which allows us to grow our partner network efficiently. As our partner network grows, we gain access to a larger base of potential end customers, which provides an expanding pipeline that drives the growth of our business.

•

Selectively pursue acquisitions and strategic investments. We may continue to selectively pursue acquisitions and strategic investments in order to strengthen our platform with new capabilities and solutions as well as to expand our position in our existing markets or to establish a presence in new markets.

Summary of Risks Associated with Our Business, Our Indebtedness, this Offering and Our Common Stock

There are a number of risks related to our business, our indebtedness, this offering and our common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks include the following:

•

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position. The markets for communications, collaboration, security and productivity solutions are fragmented, intensely competitive and rapidly changing. We offer a diverse range of integrated communications solutions, including our unified communications as a service (UCaaS) solutions and business cloud applications (BCA) solutions. Across our portfolio of solutions, we compete with a broad range of UCaaS point solution providers, legacy communications providers and email and productivity suite providers, as well as other traditional providers of Internet, IT and telephony services. If our solutions fail to meet the needs of our end customers and partners, or if our competitors create comparable solutions or go-to-market models that limit or eliminate our competitive differentiators, our competitive position may be harmed.

•

If we are unable to increase our sales to existing partners and end customers or attract new partners and end customers to purchase our solutions on a cost-effective basis, our business will be materially and adversely affected. Our future success depends, in part, on our ability to expand the deployment of our solutions with existing partners, which are both the primary source of revenue for our solutions and our primary channel to effectively reaching their end customers with our solutions, as well as with our existing end customers. This includes our ability to successfully convince our partners to migrate their existing end customers to our solutions, to sell our solutions to new end customers and to expand their existing end customers’ use of our portfolio of solutions. If our efforts to attract new partners are not successful, our revenue and rate of revenue growth may decline, we may not achieve profitability and our future results of operations could be materially harmed. Additionally, if our and our partners’ efforts to convince end customers to expand their use of our solutions and purchase additional functionalities are not successful, our business may suffer.

•

We rely heavily on partners for a significant portion of sales of our solutions, and if these partners fail to perform, or if they fail to comply with legal requirements when selling our solutions, our ability to sell and distribute our solutions will be significantly impaired, we could incur legal liability and our operating results may be harmed. Our success is significantly dependent upon establishing and maintaining relationships with a variety of partners, and we anticipate that we will continue to depend on these partners in order to grow our business. Our partners include MSPs, VARs, telecommunications companies and other third-party firms. It may take several months or more for a new partner to achieve productivity. In addition, our partners may be unsuccessful in marketing, selling and supporting our solutions and can cease marketing or reselling our solutions at any time with limited or no notice. We may not be able to incentivize these partners to sell our solutions to their end customers. Our agreements with our partners are generally non-exclusive, such that those partners may offer customers the products and services of several different companies, including those that compete with ours. We also cannot be certain that we will retain these partners or that we will be able to secure additional or replacement partners, or that our partners will retain their customers to which they resell our products.

•

The COVID-19 pandemic could materially adversely affect our business, operating results, financial condition and prospects. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce and operations, the operations and behavior of our end customers and end users and the operations of our respective vendors and suppliers. While these measures have not had a material adverse impact on our results of operations to date, our results of operations could be materially adversely affected in the future if such measures were to continue or new measures were imposed.

•

Our existing indebtedness could adversely affect our business and growth prospects. As of December 31, 2020, we had a total term loan balance of $269.3 million outstanding under our Term Loan Facility and no amounts outstanding under our revolving loan facility (our Revolving Credit Facility, and together with the Term Loan Facility, our Credit Facilities). In addition, as of December 31, 2020, we had $52.0 million of additional borrowing capacity under our Revolving Credit Facility. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds.

•

MDP controls us, and its interests may conflict with ours or yours in the future. Immediately following this offering, the MDP Funds will beneficially own, through their control of Ivy Parent Holdings, LLC, approximately 78.9% of our common stock, or 75.7% if the underwriters exercise in full their option to purchase additional shares from the Selling Shareholder, which means that, based on its percentage voting power held after the offering, MDP will control the vote of all matters submitted to a vote of our Board or shareholders, which will enable it to control the election of the members of the Board, among other things, and all other corporate decisions. Accordingly, for such period of time as it has control, MDP will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock, and their interest in such matters may conflict with yours or ours.

•

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock, which may impair our ability to raise capital to pursue our growth strategies, to continue to fund operations and to pursue acquisitions using our shares as consideration.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Our Sponsor

We have a valuable relationship with our equity sponsor, Madison Dearborn Partners, LLC. In 2016, MDP formed our company for the purpose of acquiring all of the capital stock of Intermedia Holdings, Inc. We refer to this transaction as the “MDP Acquisition.” In connection with this offering, we will enter into a Director Nomination Agreement with MDP that provides MDP the right to designate all nominees to our board of directors (our Board) so long as MDP owns 40% or more of the total shares of our common stock beneficially owned by MDP immediately prior to completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (Original Amount); and a number of directors related to MDP’s percentage of ownership of common stock when MDP owns less than 40% of the Original Amount, subject to certain other conditions. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement. In addition, our bylaws will provide that the directors nominated by MDP will have the right to designate the Chairman of the Board for so long as the MDP Funds beneficially own at least 15% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors.

Madison Dearborn Partners, LLC is a leading private equity investment firm based in Chicago. Since MDP’s formation in 1992, the firm has raised aggregate capital of over $26 billion and has completed over 140 investments. MDP invests across five dedicated industry verticals, including Basic Industries; Business and Government Software and Services; Financial and Transaction Services; Health Care; and Telecom, Media and Technology Services. MDP’s objective is to invest in companies in partnership with outstanding management teams to achieve significant long-term appreciation in equity value.

General Corporate Information

Intermedia was founded in 1993. We were incorporated in 2016 as Ivy Holding Corp., a Delaware corporation, in connection with the MDP Acquisition. In January 2021, we changed the name of our company to Intermedia Cloud Communications, Inc. Our principal executive offices are located at 100 Mathilda Place, Suite 600, Sunnyvale, California 94086. Our telephone number is (650) 641-4000. Our website address is www.intermedia.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks, such as “Intermedia,” “Intermedia Unite,” “HostPilot,” “AnyMeeting” and “SecuriSync,” which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, such as “Microsoft,” “Costco” and “NEC,” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended December 31, 2018 or five years of Selected Consolidated Financial Data) in this prospectus and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

THE OFFERING

Common stock offered by us	10,204,082 shares.

Common stock offered by the Selling Shareholder	2,040,816 shares.

Option to purchase additional shares by the Selling Shareholder	1,836,734 shares.

Common stock to be outstanding after this offering	57,993,347 shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $227.6 million, assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares being offered by the Selling Shareholder.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $125.0 million of the net proceeds of this offering to repay outstanding borrowings under our term loan facility, or our Term Loan Facility, and the remainder of such net proceeds will be used for general corporate purposes or, potentially, for future additional repayment of our outstanding borrowings. At this time, other than the repayment of indebtedness under our Term Loan Facility, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, the MDP Funds will beneficially own approximately 78.9% of our common stock (or 75.7% of our common stock if the underwriters’ option to purchase additional shares from the Selling Shareholder is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of Nasdaq. See “Management—Corporate Governance—Controlled Company Status.”

Directed share program	At our request, the underwriters have reserved up to 612,244 shares of our common stock, or 5% of the shares of our common stock to be offered by this prospectus for sale, at the initial public offering price, for sale to certain individuals through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers and certain of our employees and existing equityholders. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals or entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“INTM.”

The number of shares of common stock to be outstanding following this offering is based on 47,789,265 shares of common stock outstanding as of December 31, 2020, and excludes:

•

up to 998,421 shares of common stock issuable upon the exercise of options outstanding under the 2017 Stock Option Plan as of December 31, 2020, with a weighted-average exercise price of $4.84 per share;

•	up to 200,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, with a weighted-average exercise price of $5.76 per share;

•	26,579 shares of common stock reserved for future issuance under the 2017 Stock Option Plan;

•	869,900 shares of common stock reserved for future issuance under the 2021 Employee Stock Purchase Plan (“ESPP”), which will be adopted in connection with this offering;

•

1,251,846 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of restricted stock units to be issued upon the closing of this offering to certain of our employees and members of our board of directors under our 2021 Long-Term Incentive Plan (2021 Plan), which will be adopted in connection with this offering;

•

1,309,163 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of stock options to be issued upon the closing of this offering to certain of our employees under the 2021 Plan, with an exercise price equal to the initial public offering price; and

•	279,678 shares of common stock reserved for future issuance under the 2021 Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering;

•	no exercise of outstanding options or warrants after December 31, 2020; and

•	no exercise by the underwriters of their option to purchase up to 2,040,816 additional shares of common stock from the Selling Shareholder.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. The summary consolidated statement of income data and summary consolidated statement of cash flow data for the years ended December 31, 2019 and 2020 and the summary consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Income Data:
Revenue:
Subscription	$236,905	$244,626
Product	3,554	6,969

Total revenue	240,459	251,595

Cost of revenue:
Cost of subscription revenue(1)	117,234	127,075
Cost of product revenue	7,619	10,659

Total cost of revenue	124,853	137,734

Gross profit	115,606	113,861

Operating expenses:
Sales and marketing(1)	37,566	46,754
Research and development(1)	14,052	18,651
General and administrative(1)	28,112	29,761
Depreciation and amortization	18,001	15,576

Total operating expenses	97,731	110,742

Interest expense	(24,063)	(24,010)
Interest income	236	69
Other income (expense), net	(307)	(5,215)

Total other expense	(24,134)	(29,156)

Loss before income taxes	(6,259)	(26,037)

Income tax benefit	729	4,292

Net loss	$(5,530)	$(21,745)

Per share data:(2)
Net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	47,789,265	47,789,265

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$(0.46)
Pro forma weighted-average common stock outstanding, basic and diluted (unaudited)(3)		47,789,265

	Year Ended December 31,
	2019	2020
	(dollar amounts in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$25,628	$16,979
Net cash used in investing activities	(27,209)	(19,302)
Net cash provided by financing activities	3,400	4,652
Non-GAAP Financial Data (unaudited):
Adjusted EBITDA(4)	61,893	46,707
Adjusted EBITDA margin(5)	25.7%	18.6%
Non-GAAP Subscription gross margin(6)	58.8%	56.8%
Non-GAAP Product gross margin(7)	(114.4%)	(52.9)%

(1)	Includes stock-based compensation, unit-based compensation and warrant expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of subscription revenue	$366	$174
Sales and marketing	376	2,256
Research and development	366	815
General and administrative	1,283	1,464

Total	$2,391	$4,709

(2)

See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)

The unaudited pro forma net loss per share attributable to common stockholders was computed using the weighted-average number of shares of common stock outstanding. No pro forma adjustments were recorded.

(4)

We define Adjusted EBITDA for a particular period as net income (loss) before interest and other expenses, net, income tax benefit, depreciation and amortization, stock-based and unit-based compensation, Class B common stock warrants, transaction related expenses and restructuring and other expenses. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(5)

We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the same period. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation to its most directly comparable GAAP financial measure.

(6)

We define Non-GAAP Subscription gross margin as Non-GAAP subscription gross profit divided by GAAP subscription revenue. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of Non-GAAP Subscription gross margin to its most directly comparable GAAP financial measure.

(7)

We define Non-GAAP Product gross margin as Non-GAAP product gross profit divided by GAAP product revenue. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of Non-GAAP Product gross margin to its most directly comparable GAAP financial measure.

(8)	We define working capital as current assets less current liabilities.

(9)	Net of debt issuance costs of $5.4 million and $5.5 million as of December 31, 2019 and 2020, respectively.

	As of December 31,
	2019	2020
	Actual		Pro forma	Pro forma as adjusted (a)(b)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,588	$23,625	$23,625	$126,417
Working capital(c)	4,144	1,509	1,509	104,301
Total assets	485,031	488,818	488,818	590,733
Total debt(d)	257,989	263,833	263,833	138,833
Total liabilities	336,634	361,522	361,522	235,837
Total stockholders’ equity	148,397	127,296	127,296	354,896

(a)

Gives effect to the issuance by us of 10,204,082 shares of common stock in this offering and the application of the net proceeds from this offering to repay $125.0 million of outstanding borrowings under our Term Loan Facility as set forth under “Use of Proceeds”, assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

(b)

A $1.00 increase or decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma basis by approximately $9.5 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducing the underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $22.8 million, assuming that the assumed initial public offering price per share for the offering remains at $24.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

(c)	We define working capital as current assets less current liabilities.
(d)	Net of debt issuance costs of $5.4 million and $5.5 million as of December 31, 2019 and 2020, respectively.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Relating to Our Business

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets for communications, collaboration, security and productivity solutions are fragmented, intensely competitive and rapidly changing. With the introduction of new technologies and market entrants, both traditional and cloud-based, we expect competition to intensify in the future. In addition, pricing pressures and increased competition generally could result in reduced sales, harm to our operating results or prevent our solutions from achieving or maintaining widespread market acceptance. In some cases, we may compete against existing solutions that our potential end customers and partners have already made significant expenditures to acquire and implement.

We offer a diverse range of integrated communications solutions, including our unified communications as a service (UCaaS) solutions and business cloud applications (BCA) solutions. Across our portfolio of solutions, we compete with a broad range of UCaaS and CCaaS point solution providers (such as 8x8, Inc. (8x8), Five9, Inc. (Five9), RingCentral, Inc. (RingCentral), Vonage Holdings Corp. (Vonage) and Zoom Video Communications, Inc. (Zoom)), legacy communications providers (such as Avaya, Inc. (Avaya), Cisco Systems, Inc. (Cisco) and Mitel Networks Corporation (Mitel)) and email and productivity suite providers (such as GoDaddy, Inc. (GoDaddy), Google, Inc. (Google), Microsoft Corporation (Microsoft), Rackspace Hosting, Inc. (Rackspace) and Zix Corporation (Zix)), as well as other traditional providers of Internet, IT and telephony services. Many of our actual and potential competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services and larger research and development and sales and marketing budgets, as well as greater financial, technical and other resources. In addition, many of our competitors have established marketing relationships and access to larger customer bases and have distribution agreements with many consultants, system integrators and partners, and certain of our competitors offer, or may in the future offer, lower priced or free products or services that compete with our solutions. Furthermore, some of the commercially available solutions in the markets in which we compete, such as video and web conferencing solutions of our competitors, including Zoom, have seen dramatically increased adoption, usage and publicity in connection with the global response to the COVID-19 pandemic. Also, certain of our competitors offer niche or specialty products and dedicate their entire research and development and sales and marketing budgets to the enhancement of a single product or focused set of products. We have experienced pricing pressure and intense competition from many of those competitors, and we expect to experience continued pricing pressure and intense competition from our competitors in the future.

While our solutions offer the benefits associated with having a broad and integrated suite of solutions on a single platform with a common control panel and a single support organization, products offered by our competitors, some of whom are larger organizations than we are or specialty providers, may have, or may be perceived as having, additional features or functionalities that are not available on our corresponding applications, and these features or functionalities may be appealing to our actual or potential end customers and partners. Our current and potential competitors may also combine with one another, or establish strategic relationships among themselves or with third parties, any of which may further enhance their ability to compete. Additionally, if our competitors include additional features or functionalities that are not available on our corresponding applications, we may have to invest more in our research and development to compete with these products. While we serve both enterprise and SMB customers, because we primarily target SMBs, if our competitors begin placing a greater emphasis on meeting the requirements of the segments of the SMB market, through changes in pricing, functionality, application delivery, integration, packaging or other means, our competitive position may be harmed and we could experience a loss of end customers or partners for our solutions and a reduction in our revenue. If we are not able to compete effectively, our operating results would be harmed. If our solutions fail to meet the needs of our end customers and partners, or if our competitors create comparable solutions or go-to-market models that limit or eliminate our competitive differentiators, our competitive position may be harmed.

If we are unable to increase our sales to existing partners and end customers or attract new partners and end customers to purchase our solutions on a cost-effective basis, our business will be materially and adversely affected.

Our future success depends, in part, on our ability to expand the deployment of our solutions with existing partners, which are both the primary source of revenue for our solutions and our primary channel to effectively reaching their customers with our solutions, as well as with our existing end customers. This includes our ability to successfully convince our partners to migrate their existing customers to our solutions, to sell our solutions to new end customers and to expand their existing customers’ use of our portfolio of solutions.

Similarly, to increase our revenue and achieve and maintain profitability, an important component of our business is our ability to add new partners to purchase our solutions for resale to their customers. In either case, to do so, we must successfully convince our partners, both initially and continually over time, that our solutions provide partners and end customers with significant advantages over alternative solutions and are more marketable to end customers, including SMBs. In addition, our ability to expand our sales to existing partners and to attract new partners may now or in the future be impacted by numerous other factors, many of which are out of our control, including potential partners’ commitments to legacy telecommunications and collaboration software and technology providers and products; partners’ preference for working with other providers of similar products; partners’ and end customers’ real or perceived switching costs; our failure to recruit, train, retain and motivate sufficient numbers of sales and marketing personnel; our failure to develop or expand relationships with our partners or to attract new partners; failure by us to help our partners successfully deploy, troubleshoot and manage our solutions for their customers; negative media or industry or financial analyst commentary regarding us or our solutions; litigation; and deteriorating general economic conditions. If our efforts to attract new partners are not successful, our revenue and rate of revenue growth may decline, we may not achieve profitability and our future results of operations could be materially harmed.

Currently, a substantial majority of our solutions are sold on a recurring subscription basis, and we rely on end customer demand to drive partner purchases of our solutions. Therefore, our success and ability to grow also depend in part on our ability, and our partners’ ability, to sell additional solutions to existing end customers and expand their use of our portfolio of business solutions. This may require increasingly sophisticated and more costly sales efforts and a longer sales cycle. Any increase in the costs necessary to upgrade, expand and retain existing end customers could materially and adversely affect our financial performance. If our and our partners’ efforts to convince end customers to expand their use of our solutions and purchase additional functionalities are not successful, our business may suffer. In addition, such increased costs could cause us to increase our subscription rates, which could increase our turnover rate.

In addition, to grow our business, we must continue (both through our partners and directly) to attract new end customers on a cost-effective basis. We use and periodically adjust the mix of marketing and advertising programs to promote our subscriptions, including to potential end customers who do not yet use cloud solutions and to potential partners for our solutions. Significant increases in the cost of our promotional offers in order to remain competitive with our industry or of one or more of our advertising channels, or other increases in the cost of acquisition of these end customers and partners, would increase our expenses or may cause us to choose less expensive and perhaps less effective channels to promote our solutions. If we are unable to maintain effective marketing and advertising programs or are otherwise unable to attract new end customers on a cost-effective basis, our expenses could increase substantially, our rate of revenue growth may decline, and our results of operations may suffer.

Our future operating results will rely in part upon the successful execution of our strategic partnerships with NEC and others, which may not be successful.

A strategic partnership between two independent businesses is a complex, costly, and time-consuming process that requires significant and continuing management attention and resources. Realizing the benefits of our strategic partnerships, particularly our relationship with NEC, will depend in part on our ability to work with our strategic partners to develop, market and sell NEC-branded versions of our solutions, such as NEC UNIVERGE BLUE® CONNECT, UNIVERGE BLUE ENGAGE, UNIVERGE BLUE MEET and UNIVERGE BLUE SHARE. Setting up and maintaining the operations and processes of this strategic partnership, along with any other strategic partnerships into which we may enter in the future, may cause us to incur significant costs, disrupt our business and, if implemented ineffectively, would limit the expected benefits to us. In addition, we anticipate that we will be reliant on NEC’s partner network and NEC itself for driving sales, and if they are unable to drive sales in sufficient volumes or as quickly as we expect, we may be unable to realize sufficient returns on such investments. The process of bringing the NEC-branded solutions to market, and driving sales of such solutions, in multiple markets internationally may take longer than anticipated or may ultimately fail to be successful for many potential commercial or competitive reasons, which could negate or reduce our anticipated benefits and revenue opportunities. In addition, NEC may choose to de-emphasize sales of cloud-based solutions, such as by dedicating greater focus and resources to sales of traditional telephony solutions or by discontinuing or selling its cloud-based communications operations. Additionally, if NEC terminates the agreement, either as a result of a material breach by us of the agreement or by choosing not to renew the agreement at the end of its term, such a termination would adversely affect our future operating results. We have limited experience to date in expanding our business internationally, and we may encounter difficulties in effectively and efficiently establishing the infrastructure necessary to support the international operations contemplated in connection with our strategic partnership with NEC. The failure to successfully and timely implement and operate our strategic partnerships could harm our ability to realize the anticipated benefits of these partnerships and could adversely affect our results of operations.

We rely heavily on partners for a significant portion of sales of our solutions, and if these partners fail to perform, or if they fail to comply with legal requirements when selling our solutions, our ability to sell and distribute our solutions will be significantly impaired, we could incur legal liability and our operating results may be harmed.

Our success is significantly dependent upon establishing and maintaining relationships with a variety of partners, and we anticipate that we will continue to depend on these partners in order to grow our business. Our partners include MSPs, VARs, telecommunications companies and other third-party firms. While we believe the partner network provides high-quality customer support and enables higher retention as partners provide local, direct sales and technical support, it has also caused us to become dependent on third parties for the distribution of our solutions.

We provide our partners with training materials and programs to assist them in selling our solutions, but there can be no assurance that these steps will be utilized or effective. Even following an effective onboarding of a partner that understands our products and how to manage them on behalf of their customers, it may take several months or more for a new partner to achieve productivity. In addition, our partners may be unsuccessful in marketing, selling and supporting our solutions and can cease marketing or reselling our solutions at any time with limited or no notice. We may not be able to incentivize these partners to sell our solutions to their end customers. Our agreements with our partners are generally non-exclusive, such that those partners may offer customers the products and services of several different companies, including those that compete with ours, and some of our partners have more established relationships with our competitors. These partners may also have incentives to promote our competitors’ products and may devote more resources to the marketing, sales and support of competitive products. Our agreements with our partners may generally be terminated for any reason by either party, subject to compliance with the notice requirements set forth in the applicable agreement.

We cannot be certain that we will retain these partners or that we will be able to secure additional or replacement partners. We also cannot be certain that our partners will retain their customers to which they resell our products. Our partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresent the functionality of our solutions, improperly market our solutions to customers or violate laws or our corporate policies in the sale, marketing or implementation of our solutions.

We also typically rely on partners, particularly under our Customer Ownership Reseller (CORE™) model, to provide customer service and support to their customers. After our solutions are deployed by a partner within a customer’s network, the end customer depends on the partner’s technical support services to resolve any issues relating to our products and realize the full benefits that our offerings provide. Although we make available to our partners training materials in relation to our solutions, and we provide substantial customer support to our partners to troubleshoot technical issues, our partner structure requires us to cede some degree of control over certain aspects of our business, including the quality of our partners’ support to their customers. Furthermore, we rely on our partners to comply with applicable laws and regulations, including the delivery of required notifications and disclosures to end customers in connection with our emergency calling service. Because our partners market, sell, implement and support our solutions without our direct oversight, any misrepresentation or inappropriate marketing or implementation of our solutions by our partners may cause end customers to be disappointed in our solutions or cause end users to seek redress or assistance from us directly. Additionally, if our partners do not effectively provide support to the satisfaction of their customers, we may be required to provide direct support to such end customers, which would require us to hire additional personnel and to invest in additional resources. Our inability to effectively manage our sales channels or partners, or our partners’ failure to provide high-quality service or to comply with laws, could lead to customer dissatisfaction, loss of end customers, dilution of our brand, harm to our reputation, increased risk and liability associated with potential legal or regulatory violations, decreased overall demand for our solutions or loss of revenue, any of which could have a negative impact on our business and operating results.

If our end customers and partners fail to renew their subscriptions with us, our results of operations and our growth could be materially adversely affected.

Our ability to achieve and maintain profitability and grow our business depends in part on our end customers and partners (on behalf of their customers) renewing their subscriptions with us. Most of our end customers and partners can terminate their subscriptions with us on relatively short notice, as our solutions are typically sold as month-to-month subscriptions with no early termination fees. Our end customers and partners generally have no obligation to renew their subscriptions, and we cannot assure that end customers and partners will renew subscriptions at the same or higher level of service, if at all. For the twelve months ended December 31, 2019 and December 31, 2020, our average monthly churn rate (based on monthly revenue lost from established end customers that cancelled at least one of their subscriptions for our solutions during the applicable month) was 1.3% and 1.2%, respectively. Although our customer and revenue retention has historically been high, and although our churn rate has remained relatively stable over the past three years, some of our end customers and partners may elect not to renew their subscriptions with us.

End customers and partners may choose not to renew subscriptions to our solutions as a result of a number of factors, including dissatisfaction with our solutions or the customer support services offered by us or our partners, any perceived ineffectiveness or lack of functionality, reliability or security of our solutions or the prices and features of our solutions relative to the products and services of our competitors. We may also experience an increase in customer churn due to factors beyond our control, including mergers and acquisitions affecting our end customer or partner base, the failure or unwillingness of end customers to pay their monthly subscription fees due to financial constraints, the effects of global economic conditions or reductions in end customers’ spending levels. If we were to experience a significant reduction in sales to or through one of our larger end customers or partners, such as Mitel or Costco Business Services (Costco), it may be particularly difficult to replace the reduction in revenue or new sales from such party quickly or at all. Furthermore, we rely in part on the revenue from customers that subscribe to our email solutions to support the overall growth of our business, and if we lost a substantial amount of the revenue derived from these customers, our overall growth could be adversely affected. If our end customers or partners do not renew their subscriptions with us or renew their subscriptions with us on less favorable terms, our revenue may decline and we may not be able to lower our operating expenses quickly enough to accommodate any such decline without adversely impacting our operating results.

The COVID-19 pandemic could materially adversely affect our business, operating results, financial condition and prospects.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities, workforce and operations, the behavior of our end customers and end users and the operations of our respective vendors and suppliers. While these measures have not had a material adverse impact on our results of operations to date, our results of operations could be materially adversely affected in the future if such measures were to continue or new measures were imposed. Concern over the impact of COVID-19 may delay the purchasing decisions of certain prospective end customers and/or cause them to consider purchasing solutions for fewer end users than originally anticipated. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and our ability to perform critical functions could be harmed.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce and position us to maintain our healthy financial position. These measures include restrictions on non-essential business travel, the institution of work-from-home policies wherever feasible and the implementation of strategies for workplace safety at our facilities to the limited extent that they remain open. We are following the guidance from public health officials and government agencies with respect to such facilities, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. As a result, our business, results of operations, cash flows or financial condition may be affected by the COVID-19 disruptions and could continue to be adversely impacted in the future. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by COVID-19.

While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage workplace safety strategies and conditions as we attempt to return to office workplaces.

As a result of COVID-19, we may (1) decide to postpone or cancel planned investments in our business in response to changes in our business, or (2) experience difficulties in recruiting or retaining personnel, each of which may impact our ability to respond to our end customers’ needs and fulfill contractual obligations. In addition, as a result of financial or operational difficulties, our suppliers and partners may experience delays or interruptions in their ability to provide services to us or our end customers, if they are able to do so at all, which could interrupt our end customers’ access to our solutions and which could adversely affect their perception of our platform’s reliability and result in higher partner or end customer churn or increased liability exposure. We rely upon third parties for certain critical inputs to our business and platform, such as data centers and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our platform, including as a result of actions outside of our control, could significantly impact the continued performance of our platform. Additionally, the COVID-19 pandemic makes it more difficult for us to send someone in person to resolve issues at our data centers.

The COVID-19 pandemic has also significantly increased economic and demand uncertainty globally, as well as record levels of unemployment in the United States. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. This economic uncertainty of the COVID-19 pandemic has led to a general decrease in consumer spending and decrease in consumer confidence. Our revenue, results of operations and cash flows depend on the overall demand for our platform. Some of our end customers have experienced and may continue to experience financial hardships that, to date, have resulted in minimal instances of delayed or uncollectible payments, though this could increase in the future. To add to the uncertainty, the pace and nature of any economic recovery is unclear after this unprecedented shutdown of the economy. As our end customers increase the number of employees working from home, we have seen increased demand for and usage of our solutions to support the acceleration of the trend toward increased remote work. However, our end customers are susceptible to this economic uncertainty, which may result in laying off employees, filing for bankruptcy, cutting back on services generally or going out of business. In particular, SMBs are typically more susceptible to the adverse effects of economic fluctuations, including as a result of COVID-19. As a result, we may be susceptible to increased customer churn as a result of the current COVID-19 pandemic. In addition, as local, state and national governments begin to roll back stay-at-home orders or reduce the severity of lockdowns, transitions back to on-site working could result in a decrease in the use of cloud communications solutions such as ours. All of these factors could have a negative impact on our revenue, cash flows and results of operations.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation, product sales, results of operations or financial condition. We might not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and may result in our operating results falling below expectations or our guidance, which could cause the price of our common stock to decline.

Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our operating results or guidance may be due to a number of factors, including, but not limited to:

•	our ability to attract new end customers and partners, obtain renewals from existing end customers and partners and increase sales to existing end customers and partners;

•	the timing and success of new solution introductions and upgrades by us or our competitors;

•	our ability to achieve successful results in our strategic partnerships, including with NEC;

•	service outages or actual or perceived security breaches and other incidents;

•	changes in our pricing policies or those of our competitors;

•	changes in the mix and selling prices of our solutions;

•	changes in promotions or discounts that we offer to end customers or partners;

•	our ability to expand our solutions into international markets;

•	the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	the impact of natural disasters or global pandemics, including COVID-19, on the global economy and the businesses of our partners, end customers and potential purchases of our solutions;

•	the timing of collection of payments from partners;

•	the financial condition of our end customers and partners;

•	changes in the number of end users of our solutions by our end customers;

•	the purchasing and budgeting cycles of our end customers and partners; and

•	general economic, industry and market conditions.

We rely on licenses from third parties for certain of the applications or features of our solutions, particularly with Microsoft.

Our platform, especially our UCaaS solutions and our administrative control panel, HostPilot, are primarily comprised of our proprietary technologies. However, we also rely on software licensed from third parties to offer applications or features, particularly with respect to our BCA solutions. If the third-party providers of those software licenses experience service interruptions or other degradations in the quality, reliability or security of their services, our partners and end customers may, in turn, experience service interruptions or lose confidence in our solutions. Our reputation could be damaged, we could be exposed to liability for the actions of our third-party software providers and we could lose partners and end customers.

For example, we have a strategic partnership with Microsoft, which began in 2006, through which we leverage Microsoft Exchange and Microsoft 365 email and productivity services as part of our BCA solutions. 40% of our revenue was reliant on offerings of Microsoft products in the year ended December 31, 2020. Under our agreements with Microsoft, including our high-volume services and cloud partner agreements and the associated product schedules, we license or have the right to resell certain Microsoft products. These agreements remain in effect until terminated, and either party may terminate these agreements with prior written notice, although the individual product schedules (where applicable) may continue in effect until they expire or are separately terminated. Once any such agreements and product schedules are terminated or expire, however, we may not be able to offer certain Microsoft products, including our email solutions. If Microsoft terminates our ability to sell Microsoft services, we may be unable to obtain or develop satisfactory replacement services in a timely or cost-effective manner. Microsoft recently announced the retirement of its high-volume services program for Exchange licensing after December 31, 2023, which may affect the pricing of its products to us. If Microsoft changes its product pricing to us based on this announcement or otherwise, we may be unable to pass through such changes to our end customers, or may experience a deterioration in relationships with our end customers or an increase in non-renewals or terminations of subscriptions as a result of pricing increases. Any such termination or change in pricing by Microsoft could negatively impact our revenue, gross profit and operating results.

A cyber-attack, information security breach or denial of service event could delay or interrupt service to our end customers, harm our reputation or subject us to significant liability.

Our operations depend on our ability to protect our production and corporate information technology services from interruption or damage from unauthorized entry, computer malware or other events beyond our control. A fundamental requirement for operating an Internet-based, worldwide cloud software solution and electronically billing our customers and partners, and also providing data necessary for our partners to bill their own customers, is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions, other security breaches and incidents, failure to prevent or mitigate such fraud, breaches or incidents may subject us to costly breach notification and other mitigation obligations, class action lawsuits, regulatory investigations and other proceedings, claims, fines, forfeitures or penalties from governmental agencies that could adversely affect our business, operating results and financial condition. We have, from time to time, been subject to communications fraud and cyber-attacks by malicious actors, and denial of service events, and we may be subject to similar attacks in the future. We cannot assure you that our backup systems, regular data backups, security controls and other procedures currently in place, or that may be in place in the future, will be adequate to prevent significant damage, system failure, service outages, data breach, data loss or increased charges from our technology vendors. Also, our solutions are Internet-based. The amount of data we store for our end customers increases as our business grows. We host services, which includes hosting customer data, both in co-located data centers and in public cloud services. Our solutions allow end users to store messages (including email, voicemail, chat and other forms of communications), files, video recordings, tasks, calendar events, contacts and other data within our solutions. We also maintain sensitive data related to our technology and business, and that of our employees, partners and end customers, including customer communications content, intellectual property, proprietary business information, credit card information, customer files, account information stored on our HostPilot platform control panel and personally identifiable information (also called personal data) on our own systems and in multiple vendors’ cloud services. As a result of maintaining larger volumes of data and end user files, or movement into new customer segments and acquisition of larger and more recognized end customers, we may become more of a target for hackers, nation states and other malicious actors or other third parties looking to gain access to the sensitive and personal data of our partners and end customers. In addition, we depend on third-party vendors for critical services, and those vendors may be susceptible to security breaches and, in some cases, may have access to our data and our partners’ and end customers’ data.

Despite the implementation of security measures by us or our vendors, our computing devices, infrastructure or networks or our vendors’ computing devices, infrastructure or networks, may be vulnerable to hackers, computer viruses, worms, ransomware, other malicious software programs or other disruptive problems that are caused by or through a security weakness or vulnerability in our or our vendors’ infrastructure, network or business practices or our or our vendors’ customers, employees, business partners, consultants or other Internet users who attempt to invade our or our vendors’ corporate and personal computers, tablets, mobile devices, software, data networks or voice networks. If there is a security weakness or vulnerability in our, our vendors’ or our end customers’ infrastructure, networks or business practices that is successfully targeted, we could face increased costs, liability claims, including contractual liability claims relating to security obligations in agreements with our partners and our end customers, fines, claims, investigations and other proceedings, reduced revenue or harm to our reputation or competitive position. For instance, a cyber-attack may make it more difficult to bill our partners and end customers in a timely manner, which could affect our ability to make necessary business payments and may impact our ability to report our earnings accurately and in a timely manner. In addition, even if not targeted, in strengthening our security controls or in remediating security vulnerabilities, we could incur increased costs and capital expenditures. The constantly increasing prevalence of remote working is generally increasing the attack surface available to criminals, as more companies and individuals work online, and as such, the risk of a cybersecurity incident potentially occurring, and our investment in risk mitigations against such an incident, is increasing. We cannot provide assurances that our preventative efforts will be successful.

We may also experience losses due to subscriber fraud and theft of service, including an outside party causing us to fraudulently transfer money. Subscribers have, in the past, fraudulently obtained access to our service, hardware and international toll calls without paying for them, such as by submitting fraudulent credit card information. If our anti-fraud procedures are not adequate or effective, consumer fraud and theft of service could have a material adverse effect on our business, financial condition and operating results.

We rely on encryption and authentication technology to provide for secure transmission of and access to confidential information, including customer credit card numbers, debit card numbers, direct debit information, customer communications, and files uploaded by our end customers. Advances in computer capabilities, new discoveries in the field of cryptography, discovery of software bugs or vulnerabilities, discovery of hardware bugs or vulnerabilities, social engineering activities or other developments may result in a compromise or breach of the technology we use to protect our data and our customer data or of the data itself.

Additionally, third parties have attempted in the past, and may attempt in the future, to induce domestic and international employees, consultants or end customers into disclosing sensitive information, such as customer content, user names, provisioning data, customer proprietary network information (CPNI) or other information in order to gain access to our end users’ accounts or data or to our data. CPNI includes information such as the phone numbers called by an end user, the frequency, duration, and timing of such calls, and any solutions purchased by the end user, such as call waiting, call forwarding, and caller ID, in addition to other information that may appear on an end customer’s bill. Third parties may also attempt to induce employees, consultants, end customers or end users into disclosing CPNI or other information we or our third-party vendors process or otherwise maintain, including sensitive information regarding our intellectual property and other confidential business information, our end customers, customer information, or credentials to access our information technology systems or those of our third-party vendors. In addition, the techniques used to obtain unauthorized access, to perform hacking, phishing and social engineering or to sabotage systems change and evolve frequently and may not be recognized until launched against a target, or may not be detected or understood until well after such actions are conducted. We and our third-party vendors may be unable to anticipate these techniques or to implement adequate preventative measures, and any security breach or other incident may take longer than expected to remediate or otherwise address. Any system failure or security breach that we or our third-party vendors suffer or are perceived to have suffered, including any such failure or breach that causes interruptions or data loss in our operations or in the computer systems of our end customers or leads to the misappropriation of our or our end customers’ confidential or personal information, could result in significant liability to us, fines, claims, regulatory investigations and other proceedings, loss of our intellectual property, a perception that our solutions are not secure, cause us to be required, or for us to otherwise deem it appropriate, to notify customers, regulators, the media or other third parties, cause considerable harm to our reputation and market position, and deter current and potential end customers from using our solutions. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred by privacy or security incidents. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

Laws, regulations, and enforcement actions relating to security and privacy of information continue to evolve. We have incurred and expect to continue to incur significant expenses to prevent security incidents. It is possible that, in order to support changes to applicable laws, regulations, standards, codes of conduct and contractual and other obligations to which we are or may become subject, and to support our expansion of sales into new geographic areas or into new industry segments, we will need to increase or change our cybersecurity systems, policies or measures and our related expenditures. Further, it is possible that changes to laws, regulations, codes of conduct, standards or other obligations relating to security and privacy may make it more expensive to operate in certain jurisdictions and may increase our risk of non-compliance.

Interruptions in our services caused by undetected errors, failures or bugs in our solutions, our third-party providers’ solutions or our network infrastructure could harm our reputation, result in significant costs to us, and impair our ability to sell our solutions.

Our solutions may have errors or defects that could result in unanticipated interruptions of service. Internet-based services frequently contain undetected errors and bugs when first introduced or when new versions or enhancements are released. While historically the majority of our end customers have been SMBs, as we continue to expand our solutions to enterprise customers, the use of our solutions in complicated, large-scale network environments may increase our exposure to undetected errors, failures or bugs in our solutions. Additionally, undetected errors, failures or bugs in our solutions may increase if our solutions are used with improper network configurations, poor Internet connectivity, or outdated or inadequate hardware. Although we test our solutions to detect and correct errors and defects before their general release, we have, from time to time, experienced significant interruptions in our solutions as a result of such errors or defects and may experience future interruptions of service if we fail to detect and correct these errors and defects. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations. In addition, we rely on hardware purchased or leased and software licensed from third parties to offer our solutions.

In addition, our solutions require us to operate a highly complex network infrastructure, which relies on the successful combination and interaction among proprietary software solutions, third-party hardware and software products, third-party data center providers, and third-party communications vendors such as Internet service providers and telecommunications carriers. A failure in any of these products, solutions or systems may be caused by software or hardware defects, human error or intentional misconduct by our personnel or by the personnel of our third-party providers, natural disaster or other events. Any such event may result in a service degradation, disruption or outage for the end customers of our solutions, a loss of data stored within our solutions, a security vulnerability impacting our solutions or other adverse consequences for the users of our solutions.

Any defects in, or unavailability of, our or third-party software or hardware that cause interruptions of our solutions, loss of data, security issues or other negative consequences for the users of our solutions could, among other things:

•	cause a reduction in our revenue or delay in market acceptance of our solutions;

•	require us to pay penalties or issue credits or refunds to our partners and end customers or expose us to claims for damages;

•	cause us to lose existing partners and end customers and make it more difficult to attract new partners and end customers;

•	divert our development resources or require us to make extensive changes to our software or network infrastructure, which would increase our expenses and slow innovation;

•	increase our technical support costs; and

•	harm our reputation and brand or those of our partners.

Interruptions or delays in service from our third-party data center hosting facilities and co-location facilities could impair the delivery of our solutions, require us to issue credits or pay penalties and harm our business.

We currently serve our North American end customers from geographically disparate data center hosting facilities in North America, where we lease space from CoreSite, Equinix and other providers, and we serve our European end customers from a combination of co-location facilities and third-party data center hosting facilities in Europe. We also use third-party co-location facilities and third-party data center hosting facilities located in various other international regions to serve our end customers in these regions. Certain of our solutions are hosted by third-party data center facilities, primarily AWS. We do not control the operation of these third-party co-location facilities or third-party data center hosting facilities, and they are vulnerable to damage or interruption from natural disasters, public health crises, power loss, telecommunications failures, and similar events. They may also be subject to human error or to break-ins, sabotage, acts of vandalism or terrorism, and similar misconduct. Damage to, or failure of, these facilities, the communications network providers with whom we or they contract, or with the systems by which our communications providers allocate capacity among their customers, including us, or software errors, have in the past and could in the future result in interruptions in the delivery of our solutions.

Additionally, we may move or transfer our data and our end customers’ data to other data centers as a result of, among other things, the addition of new data centers, expansion or consolidation of our existing data centers, inability to renew the leases on our existing data centers on acceptable terms or at all or closure of the facilities in which our data centers are located. We may incur significant costs in connection with such transfers. In addition, despite precautions that we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our solutions. Interruptions in the delivery of our solutions may reduce our revenues, may require us to issue credits or pay penalties, subject us to claims and litigation, cause end customers to terminate their agreements with us and adversely affect our renewal rates and our ability to attract new end customers and partners. Our ability to attract and retain end customers and partners depends on our ability to provide customers with highly reliable services and even minor interruptions in the delivery of our solutions could harm our brand and reputation and have a material adverse effect on our business.

While our UCaaS solutions are generally structured with redundancy across multiple data centers, certain of our BCA solutions, including email, are by default configured with redundancy across multiple servers within a data center, but not across multiple data centers. As a result, if a permanent loss of a data center that houses our BCA solutions were to occur, such as by a catastrophic fire or other disaster, we may not be able to recover the data stored in such data center without incurring significant expense, if we are able to recover it at all. In addition, any financial difficulties, such as bankruptcy or foreclosure, faced by our third-party data center operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our increasing needs for capacity, our ability to grow our business could be materially and adversely impacted.

We may not be able to respond to rapid technological changes, extend our platform or develop new features.

The cloud-based communications and collaboration industry is an emerging market that is characterized by rapid development of and changes in customer requirements, frequent introductions of new and enhanced services and continuing and rapid technological advancement. Our ability to grow our partner and end customer base and increase our revenue will depend heavily on our ability to enhance and improve our solutions, introduce new features and products and design our solutions to interoperate seamlessly with one another and across an increasing range of devices, operating systems and third-party applications. Our continued growth depends on continued use of voice and video communications by businesses and future demand for and adoption of Internet voice and video communications systems and services. In addition, to compete successfully in this emerging market, we must anticipate and adapt to technological changes and evolving industry standards and continue to design, develop, manufacture and sell new and enhanced solutions that provide increasingly higher levels of performance and reliability at lower cost. We invest significantly in research and development and our future success will depend on our ability to introduce and sell new solutions, features and functionality that enhance or are beyond the solution that we currently offer, as well as to improve usability and support and increase customer satisfaction. There can be no assurance that our enhancements to our platform or our new solutions, features or capabilities will be compelling to our partners and end customers or gain market acceptance. If our research and development investments do not accurately anticipate partner and end customer demand or if we fail to develop our platform or solutions in a manner that satisfies partner and end customer preferences and requirements in a timely and cost-effective manner or if we are unable to hire qualified personnel to help us develop our platform and solutions to meet partner and end customer demand, we may fail to retain our existing partners and end customers or increase demand for our subscriptions, either of which may materially and adversely impact our results of operations.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our solutions obsolete or adversely affect our business, results of operations and financial condition. Announcements of future releases and new services and technologies by our competitors or us could cause end customers to defer purchases of our existing subscriptions, which also could have a material adverse effect on our business, financial condition or results of operations. We may experience difficulties with software development design or marketing that could delay or prevent our development, introduction or implementation of new product experiences, features or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new product experiences, features or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of or delays in revenue or market acceptance or claims by end customers brought against us, all of which could harm our business. Moreover, the development of new or enhanced solutions and new productivity features of our platform may require substantial investment, and we must continue to invest a significant amount of resources in our research and development efforts to develop these solutions to remain competitive. We can provide no assurance that such investments will be successful. If partners and end customers do not widely adopt our new solutions, features and capabilities, we may not be able to realize a return on our investment. Certain of our solutions depend on open standards such as SIP and IP. These standards may change, and we may be unable to adjust to them quickly enough, or at all. If we are unable to develop, license or acquire new solutions, features and capabilities for our platform on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business would be harmed.

If we do not effectively manage any future growth, particularly of our UCaaS solutions and internationally, our operating results will be adversely affected.

We anticipate that we will significantly expand our operations and operational and financial infrastructure in the near term, including internationally. The anticipated future growth of our business will place a significant strain on our management, administrative, operational and financial infrastructure, particularly with respect to entering new international markets. Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures and improve and upgrade our systems and infrastructure in anticipation of such growth. Many of our core corporate and internal applications, such as our billing system and administrative control panel, are internally developed. As a result, certain of our essential business activities rely on internally developed solutions, which may not be able to accommodate or successfully interoperate with new technologies or with third-party services that are used by us, our partners or our end customers, or which may not be sufficiently scalable or adaptable to rapid growth, our portfolio of solutions or legal or regulatory developments in any of the jurisdictions in which we operate. Additionally, the third-party applications we purchase for these services may have similar issues with interoperability, scalability and adoptability. Any disruption in our ability to execute our core business activities as a result of any of these factors could significantly impair our ability to operate our business, and our business could be materially and adversely impacted. Failure to effectively manage growth could result in difficulty or delays in delivering our solutions to end customers and partners, declines in quality or customer satisfaction, reductions in customer retention, increases in costs, difficulties in introducing new applications or features or other operational challenges. Our growth in recent years has primarily been driven by our UCaaS solutions, and we expect our UCaaS solutions to continue to be the main growth driver of our business. As a result, any failure to effectively manage growth in our UCaaS solutions is likely to have a material adverse impact of our overall growth. Any of these events could harm our business performance and operating results.

Our success depends in part on our continuing relationships with strategic vendors that we rely on for our infrastructure, network connectivity, provisioning and compliance services, and any diminished relationships with these strategic vendors could harm our business.

Our third-party network service providers grant us access to their Internet protocol networks and public switched telephone networks, and administer call termination and origination services, including 911 emergency calling in the U.S. and equivalent services internationally, and local number portability for our end customers. Further, our server infrastructure and application virtualization, which are essential to our ability to deliver our solutions to our end customers, use software that we have licensed from VMware. We expect that we will continue to rely heavily on third-party vendors to provide key network, infrastructure, provisioning and compliance services for the foreseeable future.

The agreements we have entered into with our strategic vendors generally provide that either party may terminate, in some cases on relatively short notice. Accordingly, the products and services they provide to us may not continue to be available to us on commercially reasonable terms, or at all. Though most of our subscriptions are sold by us on a month-to-month basis, because some of our contracts with our end customers and partners restrict our ability to terminate the agreement or increase pricing on short notice, we may be unable to pass along any sudden price increases to our end customers and partners until the renewal period for such contract, which could harm our operating results. Additionally, any loss of the right to use any of the software provided to us by our strategic vendors could result in our inability to meet our contractual commitments to provide such software or related solutions or to continue offering key elements of our solutions or delays in the provisioning of our solutions until similar software is either developed by us, or, if available from other third parties, is identified, obtained and integrated. Any such difficulties with our strategic vendors could harm our business and operating results.

If problems occur with any of our third-party strategic vendors, it may cause errors, poor service quality, and other technical issues in our solutions, and we may encounter difficulty identifying the source of the problem. These third-party vendors may be adversely impacted or overloaded by large increases in traffic, either as a result of the COVID-19 pandemic or otherwise, which could increase our exposure to damage from service interruptions. Any errors, poor service quality or other technical issues in our solutions, whether caused by our systems or a third-party network or service provider, could negatively affect our ability to deliver our solutions to end customers and may result in the loss of our existing end customers, delay or loss of market acceptance of our solutions, termination of our relationships and agreements with our partners or carriers or liability for failure to meet service level agreements, and may seriously harm our business and results of operations.

We rely on third parties, including third parties outside the U.S., for some of our customer support and software development.

Our customer service and support is currently provided through our employees in the U.S., Canada and Russia, as well as through third-party providers located in Nicaragua and India. Our third-party providers generally provide customer service and support to our end customers without identifying themselves as independent parties. As we expand our operations internationally, we may need to make significant expenditures and investments in our customer service and support to adequately address the complex needs of international customers, such as support in additional foreign languages. If we are unable to do so, our business may be harmed. Our award-winning customer support is a key differentiator for our solutions relative to our competitors, and we believe that our new end customer and partner signups are highly dependent on our business reputation and on positive recommendations from our existing end customers and partners. Any failure by us or our third-party providers to deliver high-quality support, or a market perception that we do not maintain high-quality support for our partners and end customers, would harm our business. If our third-party vendors do not deliver high-quality services to our partners and end customers, our reputation could be damaged, we could be exposed to liability for their actions and we could lose partners and end customers.

We also outsource some of our software development and design activities to third-party contractors located in India, Russia, Serbia, Ukraine, Israel and the Czech Republic. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain quality, control or effective management with respect to these business activities and the risk that the countries in which such contractors are located may not offer adequate protection or enforcement rights with respect to our intellectual property. Furthermore, these third parties may be adversely impacted by the COVID-19 pandemic as a result of widespread illness and disruptions or restrictions on employees’ ability to work, which may continue to affect their ability to perform satisfactorily or at all.

We may experience additional risks as a result of our reliance on third parties located outside of the United States, including adverse regulatory regimes, political instability, inconsistent standards of performance, language barriers and other risks associated with doing business internationally. The ability of these third parties to deliver their customer support and software development services also may be disrupted by natural disasters, inclement weather conditions, civil unrest, strikes, and other adverse events in the regions in which their teams are located.

We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing solutions or develop new solutions and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.

We currently maintain offices and employees in Russia, Canada, the United Kingdom and the Netherlands and are in the process of expanding our international operations. Operating in foreign countries and expanding our international operations subject us to additional risks, including regulatory risks which may harm our ability to increase or maintain our international operations and investments.

A key element of our growth strategy is to further expand our partner and customer base internationally and successfully operate in data centers in foreign markets. We currently maintain offices and employees in Russia, Canada, the United Kingdom and the Netherlands and are in the process of expanding our international operations, but we have limited experience operating in foreign jurisdictions other than Russia, where a significant number of our development, operations and support employees are located. Our inexperience in operating our business globally increases the risk that international expansion efforts that we may undertake will not be successful. In addition, our presence in foreign countries may subject us to additional risks including:

•	localization of our solutions, including translation into foreign languages and adaptation for local practices;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

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the burdens of complying with a wide variety of foreign laws and legal standards, including privacy, telecommunications regulations and data protection requirements related to our solutions, partners, end customers and employees;

•	difficulties in and incremental costs associated with managing and staffing international operations;

•	fluctuations in currency exchange rates, the impact of inflation and the related effects on our operating results;

•	potentially adverse tax consequences, including the complexities of transfer pricing, foreign value added tax systems and restrictions on the repatriation of earnings;

•	dependence on certain third parties, including partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general;

•	reduced or different protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad;

•	potential work stoppages, strikes or employee unionization in any of the countries in which we operate;

•	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security (BIS) and the Treasury Department’s Office of Foreign Assets Control (OFAC);

•	potential sanctions imposed by the United States and the European Union (EU), on Russian businesses, or potential restrictions imposed by Russia against U.S. companies operating in Russia;

•	possible deterioration in political relations between the U.S. and Russia;

•	political and economic instability created by the U.K.’s departure from the EU (Brexit);

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increased capital expenditure requirements in order to open additional data centers to comply with applicable privacy, data protection and information security laws and regulations of new international locations; and

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act (FCPA), and the United Kingdom Bribery Act of 2010 (U.K. Bribery Act).

A significant number of our development, operations and support employees are located in Russia, which subjects us to political uncertainties relating to Russia and U.S.-Russian relations, and the Russian legal system, and any favorable or unfavorable developments in Russia-U.S. relations, currency exchange rates or the Russian legal environment could have an impact on our operating results.

A significant number of our development, operations and support employees are located in Russia. As of December 31, 2020, we had a total of 466 full-time-equivalent employees (FTEs) located in Russia. Political and economic relations between Russia and the United States, two of the primary jurisdictions in which we operate, are complex and have recently been very volatile. Our operations in Russia are subject to political risks and uncertainties inherent in Russia. If relations between Russia and the United States and its allies deteriorate, economic sanctions may be imposed against Russia and Russian interests, and the Russian government may curtail or cease its cooperation with the United States. For example, sanctions could limit our ability to fund our Russian operations and pay our Russian-based employees. If this should happen, our operations in Russia could be negatively impacted, scaled back or shut down entirely. Such an event could cause decreased service levels for our end customers and a delay in new product releases or enhancements. Furthermore, if we had to scale down or close our Russian operations, there would be significant time and cost required to relocate those operations elsewhere, which could have an adverse impact on our overall cost structure. Our business activities in Russia also subject us to risks associated with changes in and interpretations of Russian law, including laws related to employment, the protection and ownership of intellectual property and United States ownership of Russian operations.

Because of our significant operations in Russia, a portion of our operating expenses are denominated in Russian rubles. In the past, Russia has at times experienced a high rate of inflation, and therefore the currency exchange rate between the Russian ruble and the U.S. dollar has had a favorable impact on our operating results during such times of inflation. Conversely, if the exchange rate between the Russian ruble and the U.S. dollar declines for any reason, including as a result of improved relations between Russia and the United States, it could have a negative impact on our operating results. We have implemented a hedging program intended to mitigate the changes in foreign exchange rates for a portion of our expenses denominated in Russian rubles, which included foreign currency forward contracts that were designated as cash flow hedges. Our hedging program reduces, but does not eliminate, the impact of currency exchange rate movements; therefore, changes in exchange rates could harm our results of operations and financial condition.

If we are unable to protect our intellectual property rights, primarily our trade secrets, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We rely heavily on our unpatented proprietary technology and confidential and proprietary information, including trade secrets and know-how. Despite our efforts to protect the proprietary and confidential nature of such technology and information, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions in confidentiality agreements and other agreements that we generally enter into with employees, consultants, vendors, partners and our customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, our reliance on unpatented proprietary technology and confidential and proprietary information, as opposed to registered patents, may limit the protections available to us in defending or enforcing our intellectual property rights. Policing and enforcing against unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, and such challenges are further intensified in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we simply may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our inability to adequately protect and enforce our technology, information and intellectual property would have a material adverse effect on our business.

Intellectual property rights are evolving in Russia and other countries in which we have personnel developing intellectual property, but are not fully developed and may not protect our rights to the same extent as in the United States. Employees located in such countries have contributed to the development of a substantial portion of our intellectual property. Our rights in this intellectual property, therefore, may derive from, or may be affected by, intellectual property laws of countries other than the United States. If the application of these laws to our intellectual property rights proves inadequate, then we may not be able to fully avail ourselves of our inability to adequately protect and enforce our technology, information and intellectual property would have a material adverse effect on our business.

We have in the past, and may again in the future, be subject to claims by others that we infringe their proprietary technology, which could force us to pay damages or prevent us from using certain technology in our solutions.

There may be intellectual property rights held by others, including issued or pending patents, copyrights, trademarks and service marks, that cover significant aspects of our technologies, branding or business methods, including technologies and intellectual property we have licensed from third parties. Companies in the technology industry and other patent, copyright and trademark holders seeking to profit from royalties in connection with grants of licenses own large numbers of patents, copyrights, trademarks, service marks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We have in the past, and may again in the future, receive claims from third parties alleging that we have infringed, misappropriated or misused intellectual property rights. In the past, we have resolved infringement litigation brought against us; however, we cannot assure you that we will be able to resolve any future claims or, if we are able to resolve any such claims, that the resolution will be on terms favorable to us. Our broad range of technology and our heightened visibility as a publicly traded company may increase the likelihood that third parties will claim that we, or our end customers, partners and/or carriers, infringe their intellectual property rights.

Any such intellectual property claim against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel. An adverse determination also could prevent us from offering our solutions to our end customers and partners and may require that we procure or develop substitute solutions. For any intellectual property rights claim against us or our end customers or partners, we may also have to pay ongoing royalties or damages, indemnify our end customers and partners against damages or stop using technology or intellectual property found to be in violation of a third party’s rights. We may be unable to replace those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms, or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative technology and intellectual property, which could require significant effort, time and expense, and ultimately may not be an alternative that functions as well as the original or is accepted in the marketplace. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, financial condition and results of operations.

In addition, although we have licensed proprietary technology from third parties such as Microsoft and VMware, we cannot be certain that the owners’ rights in such technology will not be challenged, invalidated or circumvented. Furthermore, certain of our end customer and partner agreements require us to indemnify them for third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages or ongoing royalties if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our end customers and partners, may deter future end customers and partners from purchasing our solutions or could expose us to litigation for these claims. Even if we are not a party to any litigation between an end customer or partner and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Our use of open source software in our solutions could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions utilize software modules licensed by third-party authors under open source licenses, including as incorporated into our own software and into commercial software we may receive from third-party vendors. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, updates, warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software that we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release portions of the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us.

As a result of our use of open source software, our products may be subject to conditions we do not intend. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. Moreover, our efforts to monitor our use of open source software in our business may not be entirely effective. If we are held to have breached or otherwise failed to comply with the terms of an open source software license, we could be enjoined from the sale of solutions that contain the open source components and/or required to pay damages, to seek licenses from third parties to continue offering such solutions, to re-engineer such solutions, to discontinue the sale of such solutions if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business and operating results.

Failures in Internet infrastructure or interference with broadband access could cause current or potential end users to believe that our services are unreliable, possibly leading our end customers to switch to our competitors or to avoid using our solutions.

Unlike traditional communications services, our solutions depend on our end customers’ high-speed broadband access to the Internet. In addition, end users who access our solutions through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as LTE, 5G or Wi-Fi, to use our services and applications effectively. If end users do not have adequate Internet bandwidth to support our communications services, or if their Internet access service providers have outages or deteriorations in their quality of service, end users may experience inconsistent or degraded performance of our solutions, leading them to conclude incorrectly that our solutions are deficient and potentially causing them to terminate their use of our solutions.

Similarly, as we experience an increase in the number of end users of our services and in the bandwidth requirements necessary to operate our solutions, these changes may degrade the performance of our solutions and applications due to capacity constraints and other Internet infrastructure limitations within our network. As our end customer base grows and their usage of our solutions increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as usage of our solutions increases, our network may be unable to achieve or maintain sufficiently high reliability or performance. In addition, if our Internet access service providers have outages or deteriorations in their quality of service, our end customers will not have access to our solutions or may experience a decrease in the quality of our solutions. Frequent or persistent interruptions could cause current or potential end users to believe that our solutions are unreliable, leading them to switch to our competitors or to avoid our solutions, and could permanently harm our reputation and brands.

Currently, Internet access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent phone companies, cable companies and wireless companies. Some of these providers offer solutions and subscriptions that directly compete with our own solutions, which can potentially give them a competitive advantage. Also, because there is limited federal regulation of broadband Internet access providers, these providers could take measures that degrade, disrupt or increase the cost of end user access to third-party services, including our solutions, by restricting or prohibiting the use of their infrastructure to support or facilitate third-party services or by charging increased fees to third parties or the users of third-party services, any of which would make our solutions less attractive to end users, and reduce our revenues.

If our applications do not interoperate with our end customers’ devices, their technology infrastructure or their other applications, or if we take longer to integrate third-party products with our platform, our solutions may become less competitive and our operating results could be harmed.

We offer our solutions across a variety of operating systems and through the Internet. We are dependent on the interoperability of our platform with third-party mobile devices (including smart devices and tablets), desktop and mobile operating systems, and web browsers that we do not control. Any changes in such devices, operating systems or web browsers that degrade the functionality of our solutions or give preferential treatment to competitive services could adversely affect usage of our solutions. A substantial number of our end users access our solutions through mobile devices, so a failure of our solutions to interoperate with mobile devices and operating systems would significantly harm our business. We may not be successful in developing or maintaining relationships with key providers of desktop and mobile operating systems and devices and web browsers, such as those of Apple Inc. or Alphabet Inc. (the parent company of Google) or in developing solutions that operate effectively with these operating systems, networks, devices, web browsers and standards. If we are unable to develop robust applications that operate on mobile devices, desktop and mobile operating systems and web browsers that our end customers use, it may be difficult for our end users to access and use our solutions, and our end user growth may be harmed and our business and operating results could be adversely affected.

We may expand through acquisitions of, investments in, or strategic partnerships or other strategic transactions with other companies, each of which may divert our management’s attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations, fail to deliver the expected benefits and harm our results of operations.

Our business strategy may, from time to time, include acquiring or investing in complementary services, technologies or businesses, strategic investments and partnerships, or other strategic transactions, such as our recent acquisitions of Telax Voice Solutions (provider of a CCaaS solution) and AnyMeeting (provider of a cloud-based web and video conferencing and webinar software solution), and our strategic partnership with NEC. We cannot assure you that we will successfully identify suitable acquisition candidates or transaction counterparties, securely or effectively integrate or manage disparate technologies, lines of business, personnel and corporate cultures, realize our business strategy or the expected return on our investment, manage a company with operations in new geographical markets or successfully achieve the desired results of any strategic transaction into which we may enter. Any such acquisition, investment, strategic partnership or other strategic transaction could materially and adversely affect our results of operations. The process of negotiating, effecting and realizing the benefits from acquisitions, investments, strategic partnerships and strategic transactions is complex, expensive and time-consuming, and may cause an interruption of, or loss of momentum in, development and sales activities and operations of both companies, and we may incur substantial cost and expense, as well as divert the attention of management. We may issue equity securities which could dilute current stockholders’ ownership, incur debt, assume contingent or other liabilities and expend cash in acquisitions, investments, strategic partnerships, and other strategic transactions which could negatively impact our financial position, stockholder equity, and stock price.

Acquisitions, investments, strategic partnerships, and other strategic transactions involve significant risks and uncertainties, including:

•	the potential failure to achieve the expected benefits of the acquisition, investment, strategic partnership or other strategic transaction;

•	unanticipated costs and liabilities;

•	difficulties in integrating new personnel, solutions and subscriptions, software, businesses, operations, and technology infrastructure in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of any acquired businesses;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position to the extent that we use cash for the transaction consideration;

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the potential significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition, investment, strategic partnership or other strategic transaction;

•	the potential issuance of securities that would dilute our stockholders’ percentage ownership;

•	the potential to incur large and immediate write-offs and restructuring and other related expenses;

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the potential liability or expenses associated with new types of data stored or otherwise processed, existing privacy, data protection or data security obligations or liabilities, unknown weaknesses in our solutions, insufficient security measures in place, and compromise of our networks or systems via access to our systems from assets not previously under our control; and

•	the inability to maintain uniform standards, controls, policies, and procedures.

Adverse general and industry-specific economic and market conditions and reductions in IT spending may reduce demand for our products, particularly by SMBs, which drive a significant portion of our revenue today.

Our revenue, results of operations and cash flows depend on the overall demand for our solutions. Concerns about the systemic impact of a potential widespread recession (in the United States or internationally), geopolitical issues or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective end customers. Although we have both SMB and enterprise customers, a significant portion of our revenue today come from SMBs. These end customers may be materially and adversely affected by economic downturns to a greater extent than larger, more established businesses. SMBs typically have more limited financial resources, including capital-borrowing capacity, than larger entities. Prolonged economic slowdowns may result in end customers delaying or canceling IT projects, seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms, defaulting on payments due on existing contracts or not renewing at the end of existing contract terms.

Our end customers may merge with other entities who use alternatives to our solutions and, during weak economic times, there is an increased risk that one or more of our end customers will file for bankruptcy protection, either of which may harm our revenue, profitability and results of operations. We also face risk from international end customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

In addition, as the majority of our end customers pay for our subscriptions through credit and debit cards, weakness in certain segments of the credit markets and in the U.S. and global economies has resulted in and may in the future result in increased numbers of rejected credit and debit card payments, which could materially affect our business by increasing customer cancellations and impacting our ability to engage new SMB end customers. If our end customers, whether SMBs or otherwise. experience financial hardship as a result of a weak economy, industry consolidation or for any other reason, the overall demand for our subscriptions could be materially and adversely affected.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Most of our end customers and partners authorize us to bill their credit card accounts directly for service fees that we charge. If end customers or partners pay for our solutions with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our end customers and partners provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which are referred to in the industry as chargebacks, from the credit card companies from claims that an end customer did not authorize the specific credit card transaction to purchase our solutions. If the number of chargebacks becomes excessive, we could be assessed substantial fines or be charged higher transaction fees, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant and/or service provider standards, including data protection standards, required to utilize their services from time to time. We have established and implemented measures intended to comply with the Payment Card Industry Data Security Standard (PCI DSS). If we fail to maintain compliance with such standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our subscriptions. If we fail to maintain compliance with service provider standards, such as the PCI DSS, or fail to meet new standards, end customers may choose not to use our solutions for certain types of communication they have with their customers. If such a failure to comply with relevant standards occurs, we may also face legal liability if we are found to not comply with applicable laws that incorporate, by reference or by adoption of substantially similar provisions, merchant or service provider standards, including the PCI DSS. Our solutions may also be subject to fraudulent usage, including but not limited to domestic traffic pumping, fraudulent international calling, subscription fraud, premium text message scams, and other fraudulent schemes. This usage can result in, among other things, substantial bills from our vendors, for which we would be responsible, for terminating fraudulent call traffic. In addition, third parties may have attempted in the past, and may attempt in the future, to induce employees, sub-contractors or consultants into disclosing customer credentials and other account information, which can result in unauthorized access to customer accounts and customer data, unauthorized use of customers’ services, charges to end customers for fraudulent usage and costs that we must pay to carriers. Although we implement multiple fraud prevention and detection controls, we have suffered losses due to fraud from these and other causes, and we cannot assure you that these controls will be adequate to protect against fraud in the future. Substantial losses due to fraud or our inability to accept credit card payments could cause our paid customer base to significantly decrease, which would have a material adverse effect on our results of operations, financial condition, and ability to grow our business.

Potential problems with our information systems could interfere with our business and operations.

We rely on our information systems and those of third parties for processing customer orders, distribution of our solutions, billing our end customers, processing credit card transactions, customer relationship management, supporting financial planning and analysis, accounting functions and financial statement preparation, and otherwise running our business. Information systems may experience interruptions, including interruptions of related services from third-party providers, which may be beyond our control. Such business interruptions could cause us to fail to meet customer requirements. All information systems, both internal and external, are potentially vulnerable to damage or interruption from a variety of sources, including without limitation, computer viruses, security breaches and other incidents, energy blackouts, natural disasters, terrorism, war, telecommunication failures, employee or other theft, and third-party provider failures. In addition, since telecommunications billing is inherently complex and requires highly sophisticated information systems to administer, our internally developed billing system, which is currently being used, may experience errors or we may improperly operate the system, which could result in the system incorrectly calculating the fees owed by our end customers for our subscriptions or related taxes and administrative fees. Any such errors in our end customer billing could harm our reputation and cause us to overpay or underpay taxes and administrative fees or violate truth in billing laws and regulations. Any errors or disruption in our information systems and those of the third parties upon which we rely could have a significant impact on our business. In addition, we may implement further and enhanced information systems in the future to meet the demands resulting from our growth and to provide additional capabilities and functionality. The implementation of new systems and enhancements is frequently disruptive to the underlying business of an enterprise, and can be time-consuming and expensive, increase management responsibilities, and divert management attention.

If we or our partners were to increase sales to large organizations, our sales cycles could lengthen, and we could experience greater deployment challenges.

As we continue to grow, we or our partners may begin investing more resources into sales to large organizations. Large organizations typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure and approval requirements, all of which can lengthen our sales cycle. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our solutions. Large organizations may demand additional features, support services, regulatory certifications and pricing concessions, or require additional security management or control features. We may spend substantial time, effort and money on sales, development and certification efforts to better meet the needs and demands of large organizations without any assurance that our efforts will produce any sales or that these end customers will adopt our solutions at a rate sufficient to justify our substantial up-front investment. As a result, we anticipate that increased sales to large organizations would likely lead to higher up-front sales costs and greater unpredictability in our business, results of operations and financial condition.

Our BCA solutions depend upon end customers using email, and a significant shift of those messages to other communication channels could impair our growth prospects and negatively affect our business, financial condition and financial results.

Our end customers deploy and use our BCA solutions to easily, securely and confidentially send and receive electronic messages, by way of Internet communications channels including email. Our BCA solutions revenue substantially depends on our current and potential end customers using email to exchange information electronically. New technologies, products or business models that could support migration to alternative means of secure communications could be disruptive to our business. If prospective or current end customers were to send and receive sensitive information using technology or communication channels other than email and, as a result, significantly reduce or discontinue their need for email services, our growth prospects and our business, financial condition and financial results could be materially adversely affected.

We may be subject to, or assist law enforcement with enforcement of, a variety of U.S. and international laws that could result in claims, increase the cost of operations or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

We may be subject to, or assist law enforcement with enforcement of, various laws, including those covering copyright, indecent content, child protection, consumer protection, telecommunications services, taxation, and similar matters. It may be difficult, expensive and disruptive for us to address law enforcement requests, subpoenas and other legal process, and laws in various jurisdictions may conflict and hamper our ability to satisfy or comply with such requests, subpoenas and other legal process. While to date we have not been subject to material legal or administrative actions as a result of improper or illegal content, the laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions along with the end users who shared such content. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating extensive negative publicity about the content shared on our platform. Such publicity would harm our business.

We are also subject to consumer protection laws that may affect our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our self-serve model and make it more difficult for us to retain and upgrade end customers and attract new end customers and hosts. Additionally, we have in the past, are currently, and may from time to time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our subscription, billing, and auto-renewal policies. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to our operations or incur fines, penalties or settlement expenses, which may result in harm to our business. Our platform depends on the ability of our end customers, hosts, and end users to access the internet, and our platform has been blocked or restricted in some countries for various reasons. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our platform could be further blocked or restricted, and we could be exposed to significant liability that could harm our business.

We process, store, and use personal information and other data, which subjects us and our end customers to a variety of evolving international statutes, governmental regulation, industry standards and self-regulatory schemes, contractual obligations, and other legal obligations related to privacy, data protection and data security, which may increase our costs, decrease adoption and use of our solutions and subscriptions, and expose us to liability.

In the course of providing our solutions, we collect, store, and process many types of data, including personal data. Moreover, our end customers can use our solutions to store communications (including emails, voicemails, chats and other forms), files, videoconference and webinar recordings, contact lists, and many other forms of data that may contain contact and other personal or identifying information, and to process, transmit, receive, store, and retrieve a variety of communications and messages, including information about their own customers and other contacts, that may contain personal or identifying information or otherwise be proprietary or sensitive. End customers are able, and may be authorized under certain circumstances, to use our solutions to transmit, receive, and/or store personal information.

There are a number of federal, state, local, and foreign laws and regulations, as well as contractual obligations and industry standards, that provide for certain obligations and restrictions with respect to privacy, data protection and data security, and the collection, storage, retention, protection, use, processing, transmission, sharing, disclosure, and protection of personal information and other customer data. The scope of these obligations and restrictions is changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other laws, regulations, obligations and standards, and their status remains uncertain. Failure to comply with obligations and restrictions related to privacy, data protection or data security in any jurisdiction in which we operate could subject us to claims, lawsuits, fines, criminal penalties, statutory damages, regulatory investigations and other proceedings, consent decrees, injunctions, adverse publicity, and other losses that could harm our business, results of operations and financial condition.

For example, the European Union General Data Protection Regulation (GDPR), which came into force in May 2018, strengthened the existing data protection regulations in the EU. The GDPR enhances data protection obligations for businesses and requires service providers processing personal data on behalf of customers to cooperate with European data protection authorities, implement security measures and keep records of personal data processing activities. Its provisions include increasing the maximum level of fines that EU regulators may impose for the most serious of breaches to the greater of €20 million or 4% of worldwide annual turnover. Such fines would be in addition to (i) the rights of individuals to sue for damages in respect of any data privacy breach which causes them to suffer harm and (ii) the right of individual member states to impose additional sanctions over and above the administrative fines specified in the GDPR.

Until recently, we relied on the EU-U.S. Privacy Shield framework to address certain data exports between the European Economic Area (EEA) and the U.S. On July 16, 2020, the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield as a mechanism to transfer EU personal data to the U.S. We are putting in place alternative data transfer mechanisms, such as EU Standard Contractual Clauses (Model Clauses), where we previously relied on the EU-U.S. Privacy Shield. Data protection authorities may require supplemental measures be put in place in addition to Model Clauses for these data transfers, with the European Data Protection Board recommending certain supplementary measures in November 2020. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens following this decision, and we and our end customers face the potential for regulators in the EEA to apply different standards to the transfer of personal data from the EEA to the U.S., and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA to the U.S. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf.

Additionally, the U.K. has initiated a process to leave the EU, generally referred to as Brexit. Brexit resulted in the U.K. exiting the EU on January 31, 2020. The U.K. enacted a Data Protection Act in May 2018 that substantially implemented the GDPR and implemented statutory amendments to the Data Protection Act in 2019 that further aligned it with the GDPR, but the future of cross-border data flows following the U.K.’s exit from the EU is uncertain. After the transition period expires, it may become necessary for us to implement additional data export solutions like the Model Clauses to enable the continued flow of personal data to our U.K. operations from our EU end customers and affiliates. These solutions may take time and be challenging to put in place and, if not implemented promptly before or immediately following the Brexit transition period, our business may be disrupted, and we may be exposed to potential regulatory investigations and other proceedings, fines and civil claims.

Further legal challenges relating to the Model Clauses or other means we may undertake with respect to cross-border activities may result in a ruling that our measures are insufficient. Additionally, the Model Clauses currently are the subject of proposed revisions issued by the European Data Protection Board in November 2020. We will need to take any necessary and additional measures to ensure compliance with EU law with respect to our transfers of personal data from the EEA and the UK to the U.S. and other non-EEA countries. If we are unable to take such measures, then we may be at risk of experiencing reluctance or refusal of European or multi-national end customers to use our solutions and incurring regulatory penalties, which may have an adverse effect on our business.

Additionally, other jurisdictions outside the United States are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our solutions. In addition to government activity, privacy advocacy groups and certain industries have imposed or are considering various new, additional or different industry standards that may place additional burdens on us, and we may be contractually obligated to comply with these standards or otherwise considered subject to them. We also are subject to other contractual obligations relating to privacy, data protection and data security.

In the United States, numerous federal and state laws govern the privacy and security of personal information. In particular, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) establishes privacy and security standards that limit the use and disclosure of individually identifiable health information and requires the implementation of administrative, physical, and technical safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information by certain institutions. We act as a “Business Associate” through our relationships with certain end customers and partners and are thus directly subject to certain provisions of HIPAA. In addition, if we are unable to protect the privacy and security of protected health information, we could be found to have breached our contracts with end customers and partners with whom we have a Business Associate relationship and may also face regulatory liability. Additionally, we are subject to FCC regulations imposing obligations related to our use and disclosure of certain data related our toll free and interconnected VoIP services. If we experience a data security incident, we may be required by state law or FCC or other regulations to notify our end customers and/or law enforcement. We may also be subject to Federal Trade Commission (FTC) enforcement actions if the FTC has reason to believe we have engaged in unfair or deceptive privacy or data security practices.

Noncompliance with laws and regulations relating to privacy and security of personal information, including HIPAA, or with contractual obligations, including those under any Business Associate agreement, may lead to claims, litigation, regulatory investigations and other proceedings, significant fines, civil and criminal penalties or liabilities. The U.S. Department of Health and Human Services (HHS) is responsible for enforcing HIPAA privacy and security standards. HHS enforcement activity has become more significant over the last few years, and HHS has signaled its intent to continue this trend. Violation of the FCC’s privacy rules can result in large monetary forfeitures and injunctive relief. In addition, the FTC has broad authority to seek monetary redress for affected consumers and injunctive relief. In addition to federal regulators, state attorneys general (and, in some states, individual residents) are authorized to bring civil actions seeking either injunctions or damages to the extent violations implicate the privacy of state residents. Class action lawsuits are common in the event of a data breach affecting financial or other forms of sensitive information.

Additionally, California has enacted the California Consumer Privacy Act (CCPA), which came into effect on January 1, 2020. Pursuant to the CCPA, we are required, among other things, to make certain enhanced disclosures related to California residents regarding our use or disclosure of their personal information, allow California residents to opt-out of certain uses and disclosures of their personal information without penalty, provide Californians with other choices related to personal data in our possession, and obtain opt-in consent before engaging in certain uses of personal information relating to Californians under the age of 16. The California Attorney General may seek substantial monetary penalties and injunctive relief in the event of our non-compliance with the CCPA. The CCPA also allows for private lawsuits from Californians in the event of certain data breaches. Aspects of the CCPA remain uncertain, and we may be required to make modifications to our policies or practices in order to comply. Moreover, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters on November 3, 2020. The CPRA, most of which takes effect on January 1, 2023, clarifies and expands certain definitions under the CCPA, restricts the sharing of information for certain types of advertising, grants new protections and rights to consumers, expands the law’s application to any information sharing (not just sale), revises which businesses are subject to its provisions, expands businesses’ notification obligations, and implements stricter contractual requirements for contractors and service providers. The adoption of the CPRA may result in further uncertainty and require us to incur additional costs and expenses in an effort to comply.

As Internet commerce and communication technologies continue to evolve, thereby increasing online service providers’ and network users’ capacity to collect, store, retain, protect, use, process, and transmit large volumes of personal information, increasingly restrictive regulation by federal, state or foreign agencies becomes more likely.

While we endeavor to comply with applicable data protection laws and regulations, binding standards and codes of conduct, as well as our own posted privacy policies and contractual commitments, any actual or alleged failure by us to comply with any laws, regulations, standards or codes of conduct, or our policies or contractual commitments, or otherwise to protect our end users’ privacy and data, including as a result of our systems or those of our third-party vendors being compromised by hacking or other malicious or surreptitious activity, could, in addition to resulting in claims, litigation, regulatory investigations and other proceedings and other liability, result in a loss of end user confidence in our solutions and ultimately in a loss of end users, which could materially and adversely affect our business.

Regulation of privacy, data protection and data security is evolving, and new laws, regulations, codes of conduct, standards and other obligations could further impact how we handle information relating to individuals or could require us to incur additional compliance costs, either of which could have an adverse impact on our operations. Further, our actual compliance, the perception of our compliance by end customers and others, costs of compliance with such laws, regulations, codes of conduct, standards and other obligations and customer concerns regarding their own compliance obligations (whether factual or in error) may limit the use and adoption of our solutions and reduce overall demand. Privacy-related concerns may cause end customers to resist providing the personal data necessary to allow them to use our solutions effectively. Even the perception of privacy-related concerns, whether or not valid, may inhibit market adoption of our solutions in certain geographies and/or industries.

Additionally, due to the nature of our solution, we are unable to maintain complete control over data security or the implementation of measures that reduce the risk of a data security incident. For example, our end customers may accidentally disclose their passwords or store them on a mobile device that is lost or stolen, creating the perception that our systems are not secure against third-party access, potentially leading to allegations that we have suffered a data security breach or other data security incident. Additionally, our third-party vendors and service providers may have access to customer data. If our third-party vendors violate applicable laws or our policies, such violations may also put our end customers’ information at risk, result in claims, litigation, regulatory investigations and other proceedings and other liability, and could in turn have a material and adverse effect on our business.

Certain of our solutions are subject to U.S. federal, state and international regulation, and other solutions we may introduce in the future may also be subject to U.S. federal, state or international laws, rules and regulations. Any failure to comply with such laws, rules and regulations could harm our business and expose us to liability.

Federal Regulation

Certain of our solutions are regulated by the FCC as an interconnected voice over internet protocol (VoIP) service. As a result, those services are subject to existing or potential FCC regulations, including, but not limited to, regulations relating to privacy, disability access, outage reporting, porting of numbers, call authentication and call spoofing, certain Federal Universal Service Fund contributions and other regulatory assessments and fees, emergency calling/Enhanced 911 (E-911) and law enforcement access. Congress or the FCC may expand the scope of our regulatory obligations at any time. In addition, FCC classification of our solutions as a common carrier or telecommunications service could result in additional federal and state regulatory obligations. We are also subject to U.S. federal export controls, anti-bribery/anti-corruption, consumer protection, privacy, data protection and other laws. Any enforcement action by the U.S. federal government, which may be a public process, would hurt our reputation, possibly impair our ability to sell our solutions to our partners and end customers, and harm our business.

State Regulation

State telecommunications regulation of our solutions is generally preempted by the FCC. However, states are allowed to assess state certain contributions, fees, and surcharges. We and our partners generally pass these fees and surcharges through to our end customers where we are permitted to do so, which may result in our solutions becoming more expensive. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to services like ours.

Our toll-free services are subject to regulation by the public utility regulatory authority agency in those states where we provide those services. This regulation may include the requirement to obtain and retain a certificate of public convenience and necessity or other similar licenses. We may also be required to file tariffs that describe our toll-free services and provide rates for those services. We are also required to comply with regulations that vary by state concerning service quality, disconnection and billing requirements.

We are also subject to state consumer protection, privacy and data protection laws, as well as state or municipal sales, use, excise, 911, value added, gross receipts, utility user and ad valorem taxes, fees or surcharges.

International Regulation

As we expand internationally, we are subject to telecommunications, consumer protection, privacy, data protection, anti-bribery/anti-corruption and other laws and regulations in the foreign countries where we offer our solutions. Regulation of our VoIP services as telecommunications services may require us to obtain authorizations or licenses to operate in foreign jurisdictions and comply with legal requirements applicable to traditional telephony providers, which could impose substantial compliance costs on us. Local consumer protection laws may require changes to our contracting, invoicing, marketing or other standard business processes, and our solutions must comply with the data sovereignty, privacy and protection requirements of each jurisdiction in which we offer our solutions. Compliance with these laws and regulations may require us to incur significant development and capital investment to modify our solutions, infrastructure or business processes. Furthermore, the laws of different jurisdictions may conflict with one another, making it more challenging for us to comply with each jurisdiction’s laws.

If we do not comply with any current or future federal, state or international regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our solutions, exit certain markets or raise the price of our solutions, any of which could harm our business and results of operations.

Litigation, regulatory or judicial proceedings or investigations could result in significant settlements, fines or penalties and harm our business.

We have been the subject of litigation in the past and could be the subject of litigation, including class actions and regulatory or judicial proceedings or investigations, in the future. If a plaintiff in a litigation matter brought against us were to prevail on any of their claims, it could have an impact on our financial position, results of operations or cash flows. We could, for example, be required to pay substantial damages. During the course of litigation, we may provide periodic announcements regarding the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

The outcomes of litigation and regulatory or judicial proceedings or investigations are difficult to predict. Plaintiffs or regulatory agencies in these matters may seek recovery of very large amounts or seek to have aspects of our business suspended or modified. The monetary and other impact of these actions may remain unknown for substantial periods of time. The cost to defend, settle or otherwise resolve these matters may be significant.

If regulatory or judicial proceedings or investigations were to be initiated against us by private or governmental entities, our business, financial condition and operating results could be adversely affected. Adverse publicity that may be associated with regulatory or judicial proceedings or investigations could negatively impact our relationships with our end customers and partners and decrease acceptance and use of our solutions.

We have a history of losses, we may not become profitable and, if we do, we may not be able to maintain profitability.

We have had net losses historically, including a net loss of $21.7 million in the year ended December 31, 2020, and we may not be able to achieve or maintain profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources to grow our business, including through the incurrence of debt, a significant increase in headcount, recent acquisitions and expansion of our internal infrastructure and operations to support our growing business, and we expect to continue to invest for future growth. In addition, as a public company, we expect to incur significant accounting, legal and other expenses that we have not incurred to date as a private company.

If we are unable to sustain market recognition of and loyalty to our brand among our current and potential partners, or if our reputation were to be harmed, we could lose partners or fail to increase the number of our partners, which could harm our business, financial condition and operating results.

We believe that continuing to strengthen our current brand will help us achieve widespread acceptance of our solutions. Given our partner-focused go-to-market approach, maintaining and enhancing the “Intermedia” brand among partners, as opposed to end customers, is critical to our success. We believe that the importance of brand recognition and loyalty among partners will increase in light of increasing competition in our markets. The demand for and cost of online and traditional advertising have been increasing and may continue to increase. Accordingly, we may need to increase our investment in, and devote greater resources to, advertising, marketing and other efforts to create and maintain brand loyalty among end customers and partners. We plan to continue investing to promote our brand, both domestically and internationally, but there is no guarantee that our brand development strategies will enhance the recognition of our brand. Some of our existing and potential competitors have well-established brands with greater general recognition than we have. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract and retain partners may be adversely affected. In addition, even if our brand recognition and loyalty increase, this may not result in increased use of our solutions or higher revenue.

Our solutions, as well as those of our competitors, are regularly reviewed in computer and business publications. Negative reviews, or reviews in which our competitors’ solutions and services are rated more highly than our solutions, could negatively affect our brand and reputation in the view of partners and end customers. Complaints or negative publicity about our solutions or other aspects of our business could adversely impact our business, financial condition, operating results and ability to attract and retain partners and end customers.

A ratings downgrade or other negative action by a ratings organization could adversely affect our cost of capital.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have been, and will continue to be, subject to fluctuation. In addition, any adverse developments in our business and operations could lead to a ratings downgrade for us and/or our subsidiaries. Any such fluctuation in our credit rating may impact our ability to access debt markets in the future or increase our cost of future debt which could have a material adverse effect on our operating results and financial condition, which in return may adversely affect the trading price of shares of our common stock.

Our business could suffer if we cannot obtain or retain telephone numbers or are prohibited from obtaining local or toll-free numbers or if we are limited to distributing local or toll-free numbers to only certain end customers.

Our future success depends on our ability to procure large quantities of local and toll-free direct inward dialing numbers (DIDs) in the U.S. and foreign countries in desirable locations at a reasonable cost and without restrictions. Our ability to procure and distribute DIDs depends on factors outside of our control, such as applicable regulations, the practices of the communications carriers that provide DIDs, the cost of these DIDs, and the level of demand for new DIDs. Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire DIDs for our operations would make our solution less attractive to potential end customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud-based business communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs.

We currently depend on third-party phone device suppliers and fulfillment agents to configure and deliver the phones that we sell, and any delay or interruption in manufacturing, configuring or delivering by these third parties would result in delayed or reduced shipments to our end customers and may harm our business.

To enable end users to take advantage of our full set of features and functions of our UCaaS solutions, an end customer’s phones must be configured to interoperate with our back-end servers and systems, which contain complex specifications and utilize multiple protocol standards and software applications. We rely on three suppliers to provide phones that we offer for sale to our end customers that use our solutions, and we rely on internal employees and two fulfillment agents to configure and deliver the phones that we or our partners sell to end customers. Accordingly, we could be adversely affected if any such third parties fail to maintain competitive phones or configuration services or fail to continue to make them available on attractive terms, or at all. Furthermore, if any of these providers changes the operation of their phones, we will be required to undertake development and testing efforts to ensure that the new phones interoperate with our system, which efforts may be expensive and may not be effective. In addition, we must be successful in integrating our solutions with third-party phones in order to market and sell our solutions. These efforts may require significant capital and employee resources, and we may not accomplish these development efforts quickly or cost-effectively, if at all. These suppliers may be adversely impacted by the COVID-19 pandemic, which could affect their ability to perform satisfactorily or at all.

If our fulfillment agents are unable to deliver phones of acceptable quality, or if there is a reduction or interruption in their ability to supply or configure the phones in a timely manner, our ability to bring solutions to market, the reliability of our solutions and our relationships with end customers or our overall reputation in the marketplace could suffer, which could cause us to lose revenue. We expect that it could take several months to effectively transition to new third-party manufacturers or fulfillment agents.

If we are unable to effectively process local number and toll-free number portability provisioning in a timely manner, our growth may be negatively affected.

We support local number and toll-free number portability, which allows end customers to transfer to us and thereby retain their existing phone numbers when subscribing to our solutions. Transferring numbers is a manual process that can take up to 15 business days or longer to complete. A new end customer of our solutions must maintain both our solution and the end customer’s existing phone service during the number transferring process. Delays in transferring these numbers often result from the fact that we depend on third-party carriers to transfer these numbers, a process that we do not control, and these third-party carriers may refuse or substantially delay the transfer of these numbers to us. Local number portability is considered an important feature by many potential end customers, and if we fail to avoid any related delays, we may experience increased difficulty in acquiring new end customers. Moreover, the Federal Communications Commission (FCC) requires communications providers to comply with specified number porting timeframes when end customers leave our solution for the services of another provider. Several international jurisdictions have imposed similar number portability requirements on solution providers like us. If we or our third-party carriers are unable to process number portability requests within the requisite timeframes, we could be subject to fines and penalties. Additionally, in the U.S., both customers and carriers may seek relief from the relevant state public utility commission, the FCC or in state or federal court for violation of number portability requirements.

Our emergency and E-911 calling services may expose us to significant liability.

The FCC requires Internet voice communications providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire-line E-911 network. Under the FCC’s rules, Internet voice communications providers must transmit the caller’s phone number and registered location information to the appropriate public safety answering point (PSAP) for the caller’s registered location. We are also subject to similar requirements internationally.

In connection with the regulatory requirements that we provide access to emergency services dialing to our interconnected VoIP customers, we must obtain from each end customer, prior to the initiation of or changes to service, the physical locations at which the service will first be used for each VoIP line. For subscriptions that can be utilized from more than one physical location, we must provide end customers one or more methods of updating their physical location. Because we are not able to confirm that the service is used at the physical addresses provided by our end customers, and because end customers may provide an incorrect location or fail to provide updated location information, it is possible that emergency services calls may get routed to the wrong PSAP. If emergency services calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages could be substantial. We are evaluating measures to attempt to verify and update the addresses for locations where our solutions are used.

In August 2019, the FCC adopted an order that will require providers of non-fixed interconnected VoIP service (service that is capable of being used from more than one location) to automatically provide with each 911 call, when technically feasible, more specific address information that can be used to adequately identify the location of the caller (such as a room or floor number). The requirement is scheduled to take effect on January 6, 2022. The implementation of this requirement may increase our costs and make our solutions more expensive, which could adversely affect our results of operations.

We could be subject to enforcement action by the FCC or international regulators if we are unable to provide access to emergency services in accordance with regulatory requirements. Such an enforcement action could result in significant monetary penalties and restrictions on our ability to offer non-compliant subscriptions.

In addition, end customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of delayed, misrouted or uncompleted emergency service calls or text messages, subject to any limitations on a provider’s liability provided by applicable laws, regulations and our customer agreements.

Efforts to address robocalling and caller ID spoofing could cause us competitive harm.

In June 2019, the FCC ruled that providers of voice services may by default (subject to opt-out by subscribers) block voice traffic based on reasonable analytics designed to identify unwanted and illegal calls. In March 2020, the FCC required that all voice service providers implement the STIR/SHAKEN caller ID authentication framework in the Internet protocol portions of their networks by June 30, 2021. In September 2020, the FCC required all providers of voice services to file certifications with the FCC regarding their efforts to stem the origination of illegal robocalls on their networks; that is, that their traffic is either signed with STIR/SHAKEN or subject to a robocall mitigation program. Voice service providers must also commit to cooperating with the FCC, law enforcement and the industry traceback consortium in investigating and stopping any illegal robocallers that are using their service to originate calls. There is significant uncertainty regarding how STIR/SHAKEN will work. For example, there is currently no accepted standard by which voice service providers that do not have authorization to directly obtain telephone numbers will be able to authenticate calls originated by their customers. The STIR/SHAKEN framework may eventually be used throughout the world. It is likely that the standards to obtain STIR/SHAKEN signing authority in other countries will differ from the U.S. requirements and similar to the U.S., there are no accepted standards yet for how voice service providers that do not have direct STIR/SHAKEN signing authority will be able to authenticate calls originated by their customers. In addition, foreign regulators have allowed terminating voice service providers to block voice traffic to address robocalling or other unwanted calls. If we do not have a solution in place for STIR/SHAKEN when STIR/SHAKEN becomes widely adopted, we would be unable to authenticate originating calls from our end customers. Our inability to authenticate our end customers’ calls could make our solutions less desirable and harm our business, as call recipients would be less likely to answer non-authenticated calls and terminating voice service providers may block calls that are not authenticated. Further, if we do not have STIR/SHAKEN caller ID authentication in place when required, we could be subject to regulatory enforcement action, which could result in fines or limitations on our ability to expand our business. Any of these outcomes could limit our ability to compete, which would have a material adverse effect on our results of operations.

We have indemnity provisions under our contracts with our end customers, partners and other third parties, which could have a material adverse effect on our business.

In our agreements with end customers, partners and other third parties, we typically agree to indemnify them for losses related to claims by third parties of intellectual property infringement, misappropriation or other violation. Additionally, from time to time, end customers and partners require us to indemnify them for breach of confidentiality, violation of applicable law and breaches of security, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these agreements provide for potentially significant, or even uncapped, liability, and the existence of any dispute may have adverse effects on our end customer and partner relationships and reputation, and we may incur substantial liability related to them. In addition, provisions regarding limitation of liability in our agreements with end customers, partners or other third parties may not be enforceable in some circumstances or jurisdictions or may not protect us from claims and related liabilities and costs. We maintain insurance to protect against certain types of claims associated with the use of our solutions, but our insurance may not adequately cover any such claims and may not continue to be available to us on acceptable terms or at all. If any such indemnification obligations are triggered, we could face substantial liabilities or be forced to make changes to our products, enter into license agreements, which may not be available on commercially reasonable terms or at all, or terminate our agreements with end customers, partners and other third parties and provide refunds. In addition, even claims that ultimately are unsuccessful could result in expenditures of management’s time and other resources. Furthermore, any legal claims from end customers and partners could result in reputational harm and the delay or loss of market acceptance of our solutions.

If we fail to meet the minimum service level commitments offered to our end customers and partners, we could be obligated to issue credits for future solutions or pay penalties, which could significantly harm our revenue.

Our end customer and partner agreements generally provide minimum service level commitments addressing uptime, functionality or performance for most of our solutions. If we are unable to meet the stated

service level commitments for these end customers or partners, including if our solutions suffer extended periods of unavailability, we may be contractually obligated to provide our end customers and partners with credits for future solutions or pay other penalties. Our revenue could be significantly impacted if we are unable to meet our service level commitments and are required to issue significant payments or service credits or pay other penalties. We have not historically incurred any significant liabilities for minimum service level commitments, and we do not currently have any reserves on our balance sheet for these commitments.

We may be subject to liabilities on past sales for taxes, surcharges, and fees and our operating results may be harmed if we are required to collect such amounts in jurisdictions where we have not historically done so.

We believe we collect state and local sales tax and use, excise, 911, value added, gross receipts, utility user, and ad valorem taxes, fees or surcharges in all relevant jurisdictions in which we generate sales, based on our understanding of the applicable laws in those jurisdictions. Such tax, fees and surcharge laws and rates vary greatly by jurisdiction, and the application of such taxes to e-commerce businesses, such as ours, is a complex and evolving area. There is uncertainty as to what constitutes sufficient “in state presence” for a state to levy taxes, fees and surcharges for sales made over the Internet, and after the U.S. Supreme Court’s ruling in South Dakota v. Wayfair, certain U.S. states that have not historically required online retailers with no in-state property or personnel to collect and remit sales tax on sales to the state’s residents may now begin to require such collection and remittance. This may lead to broader enforcement of sales tax collection requirements in new jurisdictions. The application of existing or future laws relating to indirect taxes to our business, or the audit of our business and operations with respect to such taxes or challenges of our positions by taxing authorities, all could result in increased tax liabilities for us or our partners and end customers that could materially and adversely affect our results of operations and our relationships with our partners and end customers.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expansion into new jurisdictions;

•	expiration of, or lapses in, the research and development tax credit laws;

•	expiration or non-utilization of net operating loss carryforwards;

•	tax effects of share-based compensation;

•	potential challenges to and costs related to implementation and ongoing operation of our intercompany arrangements;

•	changes in tax laws and regulations and accounting principles, or interpretations or applications thereof; and

•	certain non-deductible expenses as a result of acquisitions.

In addition, an increase in the taxes or fees applicable to our solutions, such as Universal Service Fund contributions or other regulatory assessments, could negatively impact our business if we are unable to recover those amounts from our partners and customers or if such amounts make the pricing of our solutions less competitive relative to offerings of other providers that do not comply with such regulatory frameworks. Similarly, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest or other liabilities that could impair our financial condition.

Any changes in our tax rates or tax liabilities could adversely affect our results of operations and financial condition.

Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial condition.

We are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and otherwise adversely affect our tax positions and/or our tax liabilities. For example, the Organisation for Economic Co-operation and Development (OECD) has published proposals covering various international tax-related issues, including country-by-country reporting, permanent establishment rules, transfer pricing, tax treaties and taxation of the digital economy. Certain countries, including the United Kingdom, have recently enacted a digital services tax, which is generally a percentage of gross revenue derived from customers in such countries. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher tax liabilities in those countries or change the manner in which we operate our business. There can be no assurance that our tax payments, tax credits or incentives will not be adversely affected by these or other initiatives.

We depend largely on the continued services of our senior management and other highly-skilled employees, and if we are unable to hire, retain, manage and motivate our employees, we may not be able to grow effectively and our business, results of operations and financial condition could be adversely affected.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue opportunities and services innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience, and effort of our President and Chief Executive Officer, Michael J. Gold. None of our executive officers or other senior management personnel is bound by a written employment agreement that obligates them to remain employed with us for a defined period of time and any of them may therefore terminate employment with us at any time with no advance notice. The replacement of any of these senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition or results of operations.

Our future success also depends on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled technical and other personnel with experience in our industry in the Silicon Valley area, where our headquarters office is located, in St. Petersburg, Russia, where our research and development team is concentrated, and in other locations where we maintain offices. In addition, changes to immigration policies, particularly to the U.S. H-1B and other visa programs, and restrictions on travel (including but not limited to current travel restrictions due to the COVID-19 pandemic) could restrain the flow of technical and professional talent into the U.S. and other countries in which we operate, and may inhibit our ability to hire qualified personnel. We must provide competitive compensation packages and a high-quality work environment to hire, retain, and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing, and sale of existing and new subscriptions, which could have a material adverse effect on our business, financial condition, and results of operations. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. Volatility in, or lack of performance of, our stock price may also affect our ability to attract and retain key personnel.

Our management team has limited experience managing a public company.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. In addition to our own sales force, we also leverage partners and other third parties to sell our solutions and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our partners, employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our solutions and business activities are subject to various restrictions under U.S. export control and sanctions laws and regulations, including various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and, with respect to our products, including those that incorporate encryption technology, the U.S. Department of Commerce’s Export Administration Regulations (EAR). The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S.-embargoed or U.S.-sanctioned countries, governments, persons, and entities, and also require authorization for the export of certain technology, commodities and software, including encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our solutions or could limit our end customers’ ability to implement our solutions in those countries.

Changes in our solutions, or changes in export, sanctions, and import laws, may delay the introduction and sale of subscriptions to our solutions in international markets; restrict our partners’ ability to market and sell our solutions; prevent our end customers with international operations from using our solutions; or, in some cases, prevent the access or use of our platform to and from certain countries, governments, persons or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our solutions or in our decreased ability to export or sell our solutions to existing or potential end customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our solutions would likely harm our business.

While we have taken steps to verify that we and our partners comply with the export, sanctions and import laws, we cannot assure you that our policies and procedures relating to export control and sanctions compliance will prevent violations. If we are found to be in violation of U.S. sanctions or export control regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business. Also, if we fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Natural disasters, war, terrorist attacks, global pandemics or malicious conduct, among other unforeseen events, could adversely impact our operations, could degrade or impede our ability to offer our solutions, and may negatively impact our financial condition, revenues and costs going forward.

Our cloud communications solutions rely on uninterrupted connection to the Internet through data centers and networks. Any interruption or disruption to our network, or the third parties on which we rely, could adversely impact our ability to provide our solutions. Our network could be disrupted by circumstances outside of our control including natural disasters, acts of war, terrorist attacks, global pandemics or malicious acts, among other unforeseen events, including, but not limited to, cyber-attacks. For example, our headquarters are located in the Silicon Valley Area, a region known for seismic activity. Also, global pandemics, such as the one caused by COVID-19, may restrict travel by personnel, reduce the availability of materials required to maintain data centers that support our cloud communication solutions, and could require us or our partner data centers and Internet service providers to curtail operations in certain geographic regions. Such an event may also impede our end customers’ connections to our network, since these connections also occur over the Internet, and would be perceived by our end customers as an interruption of the delivery of our solutions, even though such interruption would be beyond our control. In addition, as a result of COVID-19, we have been experiencing changes to our normal business practices due to our employees working from home in compliance with shelter-in-place orders in many of our office locations. As we implement modifications to employee travel and employee work locations in response, among other business modifications, these changes could, in the future, negatively impact our normal provision of services, particularly in the areas of sales and marketing to new and prospective end customers. Any of these events could have a material adverse impact on our business causing us to incur significant expenses, lose substantial amounts of revenue, suffer damage to our reputation, and lose end customers.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP). We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

At December 31, 2020, we had $112.1 million of intangible assets, net and $256.6 million of goodwill on our Consolidated Balance Sheet. The intangible assets are principally composed of purchased technology, customer relationships, trade names and covenants not to compete. Goodwill is tested for impairment on an annual basis and also when events or changes in circumstances indicate that impairment may have occurred. Intangible assets are tested for impairment only when events or changes in circumstances indicate that an impairment may have occurred. Determining whether an impairment exists can be difficult and requires management to make significant estimates and judgments. To the extent that business conditions deteriorate, or if changes in key assumptions and estimates differ significantly from management’s expectations, it may be necessary to record impairment charges in the future. See Note 4, “Goodwill and Intangible Assets,” to our consolidated financial statements included in this prospectus for additional information.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.

Additionally, we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, allowance for doubtful accounts, useful lives and recoverability of our long-lived assets, recoverability of our goodwill, business combinations and income taxes.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects, including changes to our previously issued financial statements, which could cause our stock price to decline.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2020, we had a term loan balance of $269.3 million outstanding under our Term Loan Facility and no amounts outstanding under our revolving loan facility (our Revolving Credit Facility, and together with the Term Loan Facility, our Credit Facilities). In addition, as of December 31, 2020, we had $52.0 million of additional borrowing capacity under our Revolving Credit Facility. All obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all of our assets and the assets of our domestic subsidiaries, subject to permitted liens and other exceptions. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Facilities have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Facilities contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facility is also subject to mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

The financing documents governing our Credit Facilities permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness as defined in the financing documents. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, financing documents governing our Credit Facilities do not restrict our Sponsor from creating new holding companies that may be able to incur indebtedness without regard to the restrictions set forth in the financing documents governing our Credit Facilities. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by COVID-19 as well as financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Credit Facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the financing documents governing our Credit Facilities require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the financing documents governing our Credit Facilities could result in an event of default under such documents. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Our failure to raise additional capital, generate the capital necessary to expand our operations and invest in new solutions, or comply with the covenants in our current or future credit facilities could reduce our ability to compete and could harm our business.

We intend to continue to make expenditures and investments to support the growth of our business and may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to enhance our platform and develop new solutions or enhance our existing solutions, enhance our infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all. If we are unable to raise additional funds, we may not be able to pursue our growth strategy and our business could suffer. Additionally, any debt financing that we secure in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our existing credit facility, for which TD Securities (USA) LLC serves as administrative agent, contains certain operating and financial restrictions and covenants, including, among others, restrictions on the payment of dividends, the incurrence of certain indebtedness and liens, the making of certain investments, the consummation of certain merger and consolidation transactions and the disposition of assets as well as covenants requiring us, under certain circumstances, to maintain a minimum consolidated first lien net leverage ratio, a minimum total net leverage ratio and a minimum consolidated senior subordinated leverage ratio. In addition, we are required to make mandatory prepayments on our outstanding term loan under certain circumstances, including when excess cash flow is generated during any calendar year or in connection with the receipt of proceeds from certain equity issuances. Further, we have pledged substantially all of our assets as collateral to secure our obligations under our credit facility. Our current and future domestic subsidiaries must guaranty our obligations under our credit facility and grant liens on substantially all of their respective assets.

We cannot assure you that we will be able to comply with the covenants in our existing facility or as required by any future credit facility documentation. In the event that we are unable to comply with these covenants or mandatory prepayment obligations in the future, we would seek an amendment or waiver of the covenants. We also cannot assure you that any such waiver or amendment would be granted if we failed to comply with the terms of our existing credit facility or any future credit facility. In such event, failure by us to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default under the facility, which could adversely affect our ability to respond to changes in our business and manage our operations.

In the event of any default under our credit facility, the lenders will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable, require us to apply all of our available cash to repay these amounts and foreclose on the collateral granted to them as security for the credit facility. If our indebtedness were to be accelerated, our assets may not be sufficient to repay this indebtedness in full, and we cannot assure you that we will be able to obtain alternative funding arrangements on commercially reasonable terms, or at all.

In addition, volatility in the credit markets may have an adverse effect on our ability to obtain debt financing in the future. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, operating results and prospects could be harmed.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our existing Credit Facilities contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, the existing credit facility permits us, upon notice to the administrative agent, to request existing or new lenders to increase the Term Loan Facility and the Revolving Credit Facility, subject to certain terms and conditions. To the extent new debt is added to our current debt levels, the substantial leverage risks described elsewhere in these “Risk Factors” would increase.

Risks Related to Ownership of our Common Stock

MDP controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, the MDP Funds will beneficially own, through their control of Ivy Parent Holdings, LLC, approximately 78.9% of our common stock, or 75.7% if the underwriters exercise in full their option to purchase additional shares from the Selling Shareholder, which means that, based on their percentage voting power held after the offering, MDP will control the vote of all matters submitted to a vote of our Board or shareholders, which will enable it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws will provide that MDP will have the right to designate the Chairman of the Board for so long as the MDP Funds beneficially own at least 15% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when the MDP Funds cease to own shares of our stock representing a majority of the total voting power, for so long as the MDP Funds continue to own a significant portion of our stock, MDP will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, MDP will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the MDP Funds continue to own a significant percentage of our stock, MDP will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with MDP that provides MDP the right to designate: (i) all of the nominees for election to our Board for so long as the MDP Funds beneficially own 40% or more of the total number of shares of our common stock they own as of immediately prior to the consummation of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as the MDP Funds beneficially own at least 30% and less than 40% of the total number of shares of our common stock they own as of immediately prior to the consummation of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as the MDP Funds beneficially own at least 20% and less than 30% of the total number of shares of our common stock they own as of immediately prior to the consummation of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as the MDP Funds beneficially own at least 10% and less than 20% of the total number of shares of our common stock they own as of immediately prior to the consummation of this offering; and (v) one director for so long as the MDP Funds beneficially own at least 5% and less than 10% of the total number of shares of our common stock they own as of immediately prior to the consummation of this offering. The Director Nomination Agreement will also provide that the MDP may assign such right to a MDP affiliate. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

MDP and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, MDP and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of MDP, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. MDP also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, MDP may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on Nasdaq, we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the MDP Funds will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we anticipate approval to list our common stock on Nasdaq under the symbol “INTM,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2018, or five years of selected consolidated financial data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects to that of other public companies, which may have a negative impact on the value and liquidity of our common stock.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act) and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and could have a material adversely effect on our business, financial condition and results of operations.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to the MDP’s Funds’ beneficial ownership of 78.9% of our common stock after this offering (or 75.7%, if the underwriters exercise in full their option to purchase additional shares from the Selling Shareholder), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (DGCL) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of shareholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when the MDP Funds beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit shareholder action by written consent from and after the date on which MDP beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as the MDP Funds beneficially own, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when the MDP Funds beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, such advance notice procedure will not apply to MDP.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding MDP and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by, or other wrong doing by, any of our directors, officers or other employees or agents to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any director, officer, employee or agent of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (5) any action asserting a claim against us or any director, officer, employee or agent governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our employees, management and board of directors.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $24.8 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 66.3% of the aggregate price paid by all purchasers of our common stock but will own only approximately 21.1% of our common stock outstanding after this offering. See “Dilution” for more detail.

Our management will have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds of this offering to repay $125.0 million of outstanding borrowings under our Term Loan Facility and pay any associated prepayment penalties and accrued and unpaid interest to the date of repayment and the remainder for general corporate purposes, including working capital or, potentially, for future additional repayment of our outstanding borrowings. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering other than the repayment of outstanding borrowings under our Term Loan Facility as described above. Therefore, our management will have significant flexibility in applying most of the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations. See “Use of Proceeds.” In addition, as further described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we will enter into a registration rights agreement with Ivy Parent in connection with this offering, which requires us to effect the registration of Ivy Parent’s shares in certain circumstances following the expiration of the 180-day lock-up period. If Ivy Parent exercises its rights under this agreement to resell a significant amount of its shares of our common stock, we will not receive any proceeds from these offerings.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	service outages and actual or perceived security breaches;

•	changing economic conditions, including impacts from COVID-19;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 57,993,347 outstanding shares of common stock based on the number of shares outstanding as of December 31, 2020. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale”. All of such shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. A decline in the market price of our stock may impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	intense competition in our market, especially from larger, well-established companies;

•	our ability to increase our sales to existing partners and end customers or attract new partners and end customers to purchase our solutions on a cost-effective basis;

•	our ability to successfully execute our strategic partnerships with NEC and others;

•	our reliance on our partners for a significant portion of the sales of our solutions;

•	the risk that our end customers and partners fail to renew their subscriptions with us;

•	the impact of the COVID-19 pandemic;

•	fluctuations in our operating results;

•	our reliance on licenses from third parties for certain of the applications or features of our solutions, particularly with Microsoft;

•	cyber-attacks, information security breaches or denial of service events;

•	interruptions in our services caused by undetected errors, failures or bugs in our solutions, our third-party providers’ solutions or our network infrastructure;

•	interruptions or delays in service from our third-party data center hosting facilities and co-location facilities;

•	our ability to respond to rapid technological changes, extend our platform and develop new features;

•	our ability to manage any future growth, particularly of our UCaaS solutions and internationally;

•	our dependence on continuing relationships with strategic vendors that we rely on for our infrastructure, network connectivity, provisioning and compliance services;

•	our reliance on third parties, including those outside the U.S., for some of our customer support and software development;

•	risks associated with our international operations;

•	risks associated with a significant number of our development, operations and support employees being located in Russia;

•	our ability to protect our intellectual property rights;

•	potential claims from others that we infringe their proprietary technology;

•	risks related to our use of open source software;

•	failures in Internet infrastructure or interference with broadband access;

•	the ability of our applications to interoperate with our end customers’ devices, their technology infrastructure or their other applications;

•	our ability to successfully expand through acquisitions or other strategic transactions;

•	risks related to adverse general and industry-specific economic and market conditions and reductions in IT spending;

•	the potential for fraudulent activity and our ability to meet evolving credit card association merchant standards;

•	potential problems with our information systems;

•	risks associated with increasing sales to large organizations;

•	the dependence of our BCA solutions on end customers using email;

•	risks associated with being subject to a variety of U.S. and international laws;

•	risks associated with the process, storage and use of personal information and other data;

•	risks associated with U.S. federal, state and international regulation of our solutions;

•	the potential for litigation, regulatory or judicial proceedings or investigations;

•	our history of losses, and any potential inability to become or remain profitable;

•	our ability to sustain market recognition of and loyalty to our brand among current and potential partners;

•	a ratings downgrade or other negative action by a ratings organization;

•	adverse impacts on our business if we cannot obtain or retain telephone numbers;

•	our dependence on third-party phone device suppliers and fulfillment agents to configure and deliver the phones that we sell;

•	our ability to effectively process local number and toll-free number portability provisioning;

•	risks associated with our emergency and E-911 calling services;

•	risks associated with efforts to address robocalling and caller ID spoofing;

•	the indemnity provisions we have in our contracts with our end customers, partners and other third parties;

•	our ability to meet the minimum service level commitmentms offered to our end customers and partners;

•	potential liabilities for taxes, surcharges and fees on past sales;

•	the impact of changes in effective tax rates or in U.S. and foreign tax laws or examinations of our income or other tax returns;

•	our dependence on the continued services of our senior management and other highly-skilled employees;

•	our management team’s limited experience managing a public company;

•	any failure to comply with anti-bribery, anti-corruption and anti-money laundering laws;

•	the impact of governmental export and import controls;

•	impacts from natural disasters, war, terrorist attacks, global pandemics or malicious conduct;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	any impairments of our goodwill or intangible assets;

•	the risk that our estimates or judgments relating to our critical accounting policies are incorrect;

•	risks associated with changes in accounting principles and guidance or their interpretation;

•	risks related to our indebtedness; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research (including from McKinsey & Company, Intermedia Go To Market Strategy Study, March 2019). This prospectus also includes data and statistical information provided by Gartner, Inc. (Gartner), in “Forecast—Unified Communications Worldwide, 2017-2024, 4Q20 Update” (December 2020) (the Gartner Report).

The Gartner Report represents research opinions or viewpoints that are published, as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Report are subject to change without notice. The Gartner estimates, and in particular, forecasts, may involve numerous assumptions and are subject to risks and uncertainties, as well as changes based on various factors, that could cause results to differ materially from those expressed in the data presented.

Certain information in the text of this prospectus is contained in other independent industry publications. The sources of these independent industry publications are provided below:

•	CompTIA, IT Industry Outlook 2021, November 2020.

•	IDC, Semiannual Telecom Services Tracker – Connectivity Forecast 2020H1, June 2020.

•	IDC, Market Analysis Perspective: Worldwide Collaborative Applications, September 2020.

•	IDC, Worldwide Content Inspection Forecast, 2020-2024: Traditional Threat Vectors Surge During Crisis, October 2020.

•	The Radicati Group, Inc., Cloud Business Email Market 2020-2024, April 2020.

•	The Radicati Group, Inc., Secure Email Gateway – Market Quadrant 2020, November 2020.

•	U.S. Small Business Administration Office of Advocacy, 2019 Small Business Profile, April 2019.

•	Forrester, New Technologies Create The Need To Design For New Categories of Information Workers, September 27, 2019.

•	Ovum/Omdia – Global Contact Center Market Forecast: 2017-23, January 2020.

•	MarketsandMarkets, Enterprise File Synchronization and Sharing Market by Component, Deployment Mode, Cloud Type, End User, Vertical, Region – Global Forecast to 2025, November 2020.

•	MarketsandMarkets, Enterprise Information Archiving Market by Type, Deployment Mode, Enterprise Size, and Region – Global Forecast to 2025, March 2020.

•	Synergy Research Group, Microsoft and Zoom Help to Drive Increased UCaaS Market Growth Rate, December 16, 2020.

This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors”. These and other factors could cause results to differ materially from those expressed in these publications and reports.

This prospectus includes references to our NPS. NPS is a metric used for measuring customer satisfaction and loyalty. We calculate our NPS by asking customers the following question, based on the type of customer interaction:

(a) For customers using our technical support services, “Based on your most recent support contact, on a scale from 0-10, how likely are you to recommend Intermedia to a friend or colleague?”; and (b) For customers using our onboarding services, “Based on your recent interaction with our cloud concierge team, on a scale from 0-10, how likely are you to recommend Intermedia to a friend or colleague?” Customers are then given a scale from 0 (labeled as “Not at all likely”) to 10 (labeled as “Extremely Likely”). Customers rating us 6 or below are considered “Detractors,” 7 or 8 are considered “Passives,” and 9 or 10 are considered “Promoters.” To calculate our NPS, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of overall respondents were Promoters and 10% were Detractors, our NPS would be 40. The NPS gives no weight to customers who decline to answer the survey question. We believe this method is substantially consistent with how businesses in our industry typically calculate their NPS. We calculate an NPS for our onboarding team and an NPS for our technical support team, and then we take an average of those two scores to calculate our NPS.

For the twelve months and one month ended December 31, 2020, the average monthly NPS for our onboarding and technical support was 83 and 84, respectively. We use our NPS results to anticipate and provide more attention to customers who may be in the Detractor category and, for those in the Promoter category, as a predictive indicator of a customer’s satisfaction with our support services and desire to remain a customer for the long-term.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $227.6 million, assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We will receive no proceeds from the sale of shares of common stock by the Selling Shareholder.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use approximately $125.0 million of the net proceeds of this offering to repay outstanding borrowings under our Term Loan Facility and the remainder of such net proceeds will be used for general corporate purposes or, potentially, for future additional repayment of our outstanding borrowings. At this time, other than the repayment of indebtedness under our Term Loan Facility, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. As of December 31, 2020, the interest rate on our Term Loan Facility was 7.00% and the maturity date is July 19, 2025. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $9.5 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $22.8 million, assuming that the assumed initial public offering price per share for the offering remains at $24.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2020, as follows:

•	on an actual basis; and

•

on a pro forma basis, after giving effect to the sale of 10,204,082 shares of common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$23,625	$126,417

Total debt	$263,833	$138,833
Stockholders’ equity:
Preferred stock: $0.01 par value per share, 10,000 shares authorized, no shares issued or outstanding, actual; $0.001 par value per share, 50,000,000 shares authorized; no shares issued or outstanding, pro forma	—	—

Common stock: $0.01 par value per share, 50,000,000 shares of Class A common stock authorized, 500,000 shares and 1,250,000 shares of Class B common stock authorized, 47,789,265 shares of Class A common stock issued and outstanding, no shares of Class B common stock issued or outstanding, actual; $0.001 par value per share, 500,000,000 shares of common stock authorized, 57,993,347 shares of common stock issued and outstanding, pro forma	478	58
Additional paid-in capital	177,124	405,144
Accumulated deficit	(42,779)	(42,779)
Accumulated other comprehensive loss	(7,527)	(7,527)

Total stockholders’ equity	127,296	354,896

Total capitalization	$391,129	$493,729

A $1.00 increase or decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $9.5 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Similarly, each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $22.8 million, based on an assumed initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on 47,789,265 shares of our common stock outstanding as of December 31, 2020 and exclude:

•

up to 998,421 shares of common stock issuable upon the exercise of options outstanding under the 2017 Stock Option Plan as of December 31, 2020, with a weighted-average exercise price of $4.84 per share;

•	up to 200,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, with a weighted-average exercise price of $5.76 per share;

•	26,579 shares of common stock reserved for future issuance under the 2017 Stock Option Plan;

•	869,900 shares of common stock reserved for future issuance under the ESPP, which will be adopted in connection with this offering;

•

1,251,846 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of restricted stock units to be issued upon the closing of this offering to certain of our employees and members of our board of directors under our 2021 Plan, which will be adopted in connection with this offering;

•

1,309,163 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of stock options to be issued upon the closing of this offering to certain of our employees under the 2021 Plan, with an exercise price equal to the initial public offering price; and

•	279,678 shares of common stock reserved for future issuance under the 2021 Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2020, we had a net tangible book value of $(242.4) million, or $(5.1) per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $125.0 million of outstanding borrowings under our Term Loan Facility as set forth under “Use of Proceeds,” at an assumed initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, our pro forma net tangible book value as of December 31, 2020 would have been $(13.9) million, or $(0.3) per share of common stock. This represents an immediate increase in net tangible book value of $4.8 per share to our existing shareholders and an immediate dilution in net tangible book value of $24.8 per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$24.5
Historical net tangible book value per share as of December 31, 2020	$(5.1)
Increase in net tangible book value per share attributable to the investors in this offering	$4.8

Pro forma net tangible book value per share after giving effect to this offering		(0.3)

Dilution in net tangible book value per share to the investors in this offering		$24.8

A $1.00 increase or decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $0.2, and would increase or decrease the dilution per share to the investors in this offering by $0.8, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of common stock offered by us would increase or decrease our pro forma net tangible book value per share after this offering by $0.4 and would increase or decrease dilution per share to investors in this offering by $0.4 assuming the assumed initial public offering price, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table presents, on a pro forma basis as described above, as of December 31, 2020, the differences between our existing shareholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing shareholders or to be paid to us by investors purchasing shares in this offering at an assumed public offering offering price of $24.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands)
Existing Shareholders	45,748,449	78.9%	$152,502	33.7%	$3.33
New Investors	12,244,898	21.1	300,000	66.3	24.50
Total	57,993,347	100%	$452,502	100.0%	$7.80

A $1.00 increase or decrease in the assumed initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $12.2 million and increase or decrease the percent of total consideration paid by new investors by 0.9%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated public offering expenses payable by us.

Similarly, each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $24.5 million, assuming that the assumed initial public offering price per share for the offering remains at $24.50, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares from the Selling Shareholder. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares from the Selling Shareholder is exercised in full, our existing shareholders would own 75.7% and our new investors would own 24.3% of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on 47,789,265 shares of our common stock outstanding as of December 31, 2020 and exclude:

•

up to 998,421 shares of common stock issuable upon the exercise of options outstanding under the 2017 Stock Option Plan as of December 31, 2020, with a weighted-average exercise price of $4.84 per share;

•	up to 200,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, with a weighted-average exercise price of $5.76 per share;

•	26,579 shares of common stock reserved for future issuance under the 2017 Stock Option Plan;

•	869,900 shares of common stock reserved for future issuance under the ESPP, which will be adopted in connection with this offering;

•

1,251,846 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of restricted stock units to be issued upon the closing of this offering to certain of our employees and members of our board of directors under our 2021 Plan, which will be adopted in connection with this offering;

•

1,309,163 shares of common stock (assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus) underlying the grants of stock options to be issued upon the closing of this offering to certain of our employees under the 2021 Plan, with an exercise price equal to the initial public offering price; and

•	279,678 shares of common stock reserved for future issuance under the 2021 Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated statement of income data and selected consolidated statement of cash flow data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
Consolidated Statement of Income Data:	(in thousands, except share and per share data)
Revenue:
Subscription	$236,905	$244,626
Product	3,554	6,969

Total revenue	240,459	251,595

Cost of revenue:
Cost of subscription revenue(1)	117,234	127,075
Cost of product revenue	7,619	10,659

Total cost of revenue	124,853	137,734

Gross profit	115,606	113,861

Operating expenses:
Sales and marketing(1)	37,566	46,754
Research and development(1)	14,052	18,651
General and administrative(1)	28,112	29,761
Depreciation and amortization	18,001	15,576

Total operating expenses	97,731	110,742

Interest expense	(24,063)	(24,010)
Interest income	236	69
Other income (expense), net	(307)	(5,215)

Total other expense	(24,134)	(29,156)

Loss before income taxes	(6,259)	(26,037)
Income tax benefit	729	4,292

Net loss	$(5,530)	$(21,745)

Per share data:(2)
Net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	47,789,265	47,789,265

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$(0.46)

Pro forma weighted-average common stock outstanding, basic and diluted (unaudited)(3)		47,789,265

	Year Ended December 31,
	2019	2020
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$25,628	$16,979
Net cash used in investing activities	(27,209)	(19,302)
Net cash provided by financing activities	3,400	4,652

	As of December 31,
	2019	2020
	Actual
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,588	$23,625
Working capital(4)	4,144	1,509
Total assets	485,031	488,818
Total debt(5)	257,989	263,833
Total liabilities	336,634	361,522
Total stockholders’ equity	148,397	127,296

(1)	Includes stock-based compensation, unit-based compensation and warrant expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of subscription revenue	$366	$174
Sales and marketing	376	2,256
Research and development	366	815
General and administrative	1,283	1,464

Total	$2,391	$4,709

(2)

See Note 15 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(3)

The unaudited pro forma net loss per share attributable to common stockholders was computed using the weighted-average number of shares of common stock outstanding. No pro forma adjustments were recorded.

(4)	We define working capital as current assets less current liabilities.
(5)	Net of debt issuance costs of $5.4 million and $5.5 million as of December 31, 2019 and 2020, respectively.

Selected Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the quarters in the years ended December 31, 2019 and 2020. The information for each of these quarters has been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and on the same basis as our audited financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include only normal and recurring adjustments, necessary for the fair presentation of our results of operations. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical unaudited quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended (unaudited)
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands, except share and per share amounts)
Revenue:
Subscription	$58,684	$58,387	$59,105	$60,729
Product	801	941	1,092	720

Total revenue	59,485	59,328	60,197	61,449

Cost of revenue:
Cost of subscription revenue(1)	28,325	28,323	29,727	30,859
Cost of product revenue	1,789	1,835	2,069	1,926

Total cost of revenue	30,114	30,158	31,796	32,785

Gross profit	29,371	29,170	28,401	28,664

Operating expenses:
Sales and marketing(1)	9,535	8,633	9,309	10,089
Research and development(1)	3,684	3,308	3,344	3,716
General and administrative(1)	7,243	6,812	7,282	6,775
Depreciation and amortization	4,593	4,601	4,438	4,369

Total operating expenses	25,055	23,354	24,373	24,949

Interest expense	(5,957)	(5,986)	(6,042)	(6,078)
Interest income	40	110	50	36
Other expense, net	(24)	(58)	(172)	(53)

Total other expense	(5,941)	(5,934)	(6,164)	(6,095)

Loss before income taxes	(1,625)	(118)	(2,136)	(2,380)
Income tax benefit	189	80	271	189

Net loss	$(1,436)	$(38)	$(1,865)	$(2,191)

Per share data:
Net loss per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.00)	$(0.04)	$(0.05)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	47,789,265	47,789,265	47,789,265	47,789,265

(1)	Includes stock-based compensation and unit-based compensation as follows:

	Three Months Ended (unaudited)
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in thousands)
Cost of subscription revenue	$68	$51	$61	$186
Sales and marketing	116	76	95	89
Research and development	85	94	93	94
General and administrative	335	313	319	316

Total	$604	$534	$568	$685

	Three Months Ended (unaudited)
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands, except share and per share amounts)
Revenue:
Subscription	$59,484	$59,015	$62,496	$63,631
Product	2,216	1,315	1,637	1,801

Total revenue	61,700	60,330	64,133	65,432

Cost of revenue:
Cost of subscription revenue(1)	30,424	30,426	32,444	33,781
Cost of product revenue	2,166	2,227	2,968	3,298

Total cost of revenue	32,590	32,653	35,412	37,079

Gross profit	29,110	27,677	28,721	28,353

Operating expenses:
Sales and marketing(1)	10,496	11,837	12,937	11,484
Research and development(1)	4,471	4,608	4,627	4,945
General and administrative(1)	6,769	6,947	7,116	8,929
Depreciation and amortization	3,856	3,881	3,914	3,925

Total operating expenses	25,592	27,273	28,594	29,283

Interest expense	(5,694)	(5,824)	(6,175)	(6,317)
Interest income	29	16	12	12
Other income (expense), net	238	(1,945)	(1,071)	(2,437)

Total other expense	(5,427)	(7,753)	(7,234)	(8,742)

Loss before income taxes	(1,909)	(7,349)	(7,107)	(9,672)
Income tax benefit	375	1,444	1,396	1,077

Net loss	$(1,534)	$(5,905)	$(5,711)	$(8,595)

Per share data:
Net loss per share attributable to common stockholders, basic and diluted	$(0.03)	$(0.12)	$(0.12)	$(0.18)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	47,789,265	47,789,265	47,789,265	47,789,265

(1)	Includes stock-based compensation and unit-based compensation as follows:

	Three Months Ended (unaudited)
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Cost of subscription revenue	$(262)	$72	$196	$168
Sales and marketing	299	173	206	1,578
Research and development	94	205	262	254
General and administrative	309	342	416	397

Total	$440	$792	$1,080	$2,397

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA for a particular period as net income (loss) before interest and other expense, net, income taxes benefit, depreciation and amortization, stock-based and unit-based compensation, Class B common stock warrants, transaction related expenses and restructuring and other expenses. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the same period.

Adjusted EBITDA and Adjusted EBITDA margin are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts, and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board concerning our financial performance.

Adjusted EBITDA and Adjusted EBITDA margin are Non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

The following table provides our Adjusted EBITDA and Adjusted EBITDA margin for the years ended December 31, 2019 and 2020, and a reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net loss	$(5,530)	$(21,745)
Adjusted as follows:
Interest and other expense, net(1)	24,134	29,156
Income tax benefit	(729)	(4,292)
Depreciation and amortization(2)	37,198	36,826
Stock-based and unit-based compensation	2,391	3,334
Class B common stock warrants	—	1,375
Transaction related expenses(3)	1,876	1,680
Restructuring and other expenses(4)	2,553	373

Adjusted EBITDA	$61,893	$46,707

Net loss margin	(2.3)%	(8.6)%
Adjusted as follows:
Interest and other expense, net(1)	10.0%	11.6%
Income tax benefit	(0.3)%	(1.7)%
Depreciation and amortization(2)	15.5%	14.6%
Stock-based and unit-based compensation	1.0%	1.3%
Class B common stock warrants	—	0.5%
Transaction related expenses(3)	0.8%	0.7%
Restructuring and other expenses(4)	1.0%	0.2%

Adjusted EBITDA margin	25.7%	18.6%

(1)	Interest and other expense, net includes interest expense, net, change in fair value of Class A unit warrant liabilities and foreign currency gains and losses.
(2)

Depreciation and amortization includes $18,001 and $15,576 of costs in operating expenses and $19,197 and $21,250 included in cost of subscription revenue for the years ended December 31, 2019 and 2020, respectively.

(3)	Transaction related expenses relate to costs incurred to support our public company readiness and costs related to acquisitions or disposal activities.
(4)	Restructuring and other expenses relate to costs incurred in connection with corporate office rationalization activities undertaken in 2019 and 2020 and non-recurring strategic consulting expenses.

Non-GAAP Subscription Gross Margin and Non-GAAP Product Gross Margin

We define Non-GAAP Subscription gross margin as Non-GAAP subscription gross profit divided by GAAP subscription revenue. We define Non-GAAP Product gross margin as Non-GAAP product gross profit divided by GAAP product revenue. Non-GAAP cost of revenue is defined as GAAP cost of revenue minus (or excluding) stock-based compensation, depreciation and amortization and acquisition-related expense.

Non-GAAP Subscription gross margin and Non-GAAP Product gross margin are key measures used by us to understand and evaluate our operating performance and trends, to prepare and approve our annual budget, and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating Non-GAAP Subscription gross margin and Non-GAAP Product gross margin provide useful measures for period-to-period comparisons of our business.

Although Non-GAAP Subscription gross margin and Non-GAAP Product gross margin are frequently used by investors in their evaluations of companies, these non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Because of these limitations, these non-GAAP financial measures should be considered alongside other financial performance measures.

The following table provides our reconciliation of Non-GAAP Subscription gross margin and Non-GAAP Product gross margin for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Revenue:
Subscription	$236,905	$244,626
Product	3,554	6,969

Total revenue	240,459	251,595

Cost of revenue reconciliation:
GAAP subscription cost of revenue	117,234	127,075
Stock-based and unit-based compensation	(366)	(174)
Depreciation and amortization	(19,197)	(21,250)

Non-GAAP subscription cost of revenue	97,671	105,651

GAAP product cost of revenue	7,619	10,659

Non-GAAP product cost of revenue	7,619	10,659

Gross profit and gross margin reconciliation:
GAAP Subscription gross profit	119,671	117,551
Stock-based and unit-based compensation	366	174
Depreciation and amortization	19,197	21,250

Non-GAAP Subscription gross profit	139,234	138,975

GAAP Product gross profit	(4,065)	(3,690)
Non-GAAP Product gross profit	(4,065)	(3,690)

GAAP Gross profit	115,606	113,861
Stock-based and unit-based compensation	366	174
Depreciation and amortization	19,197	21,250

Non-GAAP Gross profit	$135,169	$135,285

GAAP Subscription gross margin	50.5%	48.1%
Stock-based and unit-based compensation	0.2%	0.1%
Depreciation and amortization	8.1%	8.7%

Non-GAAP Subscription gross margin	58.8%	56.8%

GAAP Product gross margin	(114.4%)	(52.9)%
Non-GAAP Product gross margin	(114.4%)	(52.9)%

GAAP Gross margin	48.1%	45.3%
Stock-based and unit-based compensation	0.2%	0.1%
Depreciation and amortization	8.0%	8.4%

Non-GAAP Gross margin	56.3%	53.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

We provide a leading, proprietary cloud-based communications and collaboration platform, purpose-built for our extensive and expanding network of more than 7,000 channel partners and used by a growing base of over 122,000 business customers as of December 31, 2020. Through our platform, our partners provide their customers our comprehensive portfolio of enterprise-grade, seamlessly integrated Unified Communications-as-a-Service (UCaaS) solutions, including our flagship product Intermedia Unite®, as well as a suite of Business Cloud Applications (BCA) that includes cloud-based email, security and productivity applications. Our UCaaS solutions address a $47 billion market and benefit from strong growth as our partners enable businesses to modernize their legacy communications architectures. To incentivize and empower our partners to grow their businesses on our platform, we offer them a highly differentiated Customer Ownership Reseller model, branded CORE™. This model enables them to resell, package and manage our solutions as if they were their own, at highly attractive economic terms while maintaining ownership of their customer relationships. We further differentiate from our competition through our world-class customer support, J.D. Power-certified five years in a row and with an average monthly NPS of 83 for the twelve months ended December 31, 2020, and HostPilot®, a comprehensive and intuitive management interface, which allows our partners and end customers to manage our full suite of solutions across users and devices from a single control panel. Our recently launched exclusive strategic partnership with NEC to offer our UCaaS solutions for resale to approximately 80 million estimated on-premise NEC business phone users underscores our value proposition to our partners and provides a foundation to significantly accelerate our partner-led growth strategy.

We employ a channel-first strategy whereby we distribute our solutions predominantly through our MSP and VAR partners as well as through our co-marketing program with Costco Business Services targeted at their membership base of millions of businesses. This broadens our sales reach considerably in our primary target market of SMBs which rely heavily on channel partners to address their IT needs. While we primarily target SMBs, we also serve enterprise customers through our partner network. We establish long-term, strategic and mutually beneficial relationships with our partners, providing them with the tools, capabilities and support to effectively sell our solutions, serve their customers and achieve sustainable growth.

The most popular model among our partners is our CORE model, which enables our partners to sell our solutions using their own brand or on a co-branded basis, with their own pricing structure, and potentially as part of a broader solutions package they have assembled. This model allows our partners to retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. In addition, we benefit from significant financial and operational leverage as our partners are responsible for the majority of the customer-facing activities including sales, marketing, onboarding, support, billing and collections. Based on the 2019 McKinsey Study, 95% of MSPs and VARs prefer the CORE model over the sales agent model. We believe our differentiated CORE model results in high loyalty among our partners, incentivizes them to grow their businesses on our platform and helps us recruit new partners to our platform.

In April 2020, we entered into an exclusive strategic partnership with NEC with an initial term of five years, whereby NEC offers our UCaaS solutions for resale on a private label basis, directly and through its own partner network, to its global customer base. NEC’s on-premise business phone base, estimated to be approximately 80 million global users, is the largest installed base within the SMB segment and third largest across all customer segments, globally. The NEC partnership provides us with a significant long-term growth opportunity and a platform to expand internationally while also underscoring the strong appeal of our differentiated partnership strategy. Over 400 NEC partners have accepted NEC’s partner agreement to sell our UCaaS solutions under the NEC brand. We expect the number of NEC partners to grow significantly as we continue to strengthen our relationship with NEC and expand our presence globally.

Since Intermedia’s founding, we have focused on developing cloud-based, innovative and essential solutions primarily for SMBs but have expanded our solutions to serve enterprise customers as well. Our goal is to deliver these solutions at scale and securely with best-in-class uptime and reliability and high-quality customer support. Before our acquisition by Oak Hill Capital Partners (Oak Hill) in 2011, our primary business was offering a cloud-based Microsoft Exchange email solution and other value-added services to our customers. Following our acquisition by Oak Hill, we have gone through two distinct, but complementary, phases of growth and development, underpinned by the following key milestones:

2011-2016: Expansion of solutions portfolio through a combination of internal product development and acquisitions

•	2011: Acquired by Oak Hill

•	2012: Released Cloud PBX business phone service

•	2013: Released SecuriSync file syncing, sharing and backup application

•	2013: Acquired Telanetix (dba AccessLine) and SaaSID

•	2014: Released AppID single-sign on application; launched Office 365

•	2016: Awarded J.D. Power-certification for customer support, the first distinction among cloud providers

2017-2020: Focus on UCaaS and channel-driven go-to-market strategy to drive growth

•	2017: Acquired by our management team and funds affiliated with Madison Dearborn Partners

•	2017: Acquired AnyMeeting, a cloud-based web and video conferencing and webinar software platform

•	2017: Released Intermedia Email Protection

•	2018: Launched Intermedia Unite, a UCaaS platform

•	2019: Acquired Telax, a Contact Center as a Service (CCaaS) platform

•	2019: Launched Omni-Channel Contact Center solution

•	2020: Announced an exclusive strategic partnership with NEC

•	2020: Awarded J.D. Power-certification for customer support for the fifth consecutive year

While we operate as a single operating segment and offer integrated solutions on our platform that, depending on customers’ needs, can encompass products across our entire portfolio, we track our revenue across two product groups – Unified Communications-as-a-Service (UCaaS) solutions and Business Cloud Applications-as-a-Service (BCA) solutions:

•	Solutions in our UCaaS solutions product group include video, voice, contact center, chat, fax, and file backup and collaboration.

•

Solutions in our BCA solutions product group include hosted Microsoft Exchange email and various complementary value added services such as email protection, archiving and encryption, identity and access management, secure file syncing and sharing services, the Microsoft 365 suite, as well as other services including SIP trunking.

Our revenue was $251.6 million in the year ended December 31, 2020. Our fast-growing UCaaS Solutions product group, which includes video, voice, chat, contact center, and file backup and collaboration solutions contributed 35% of our total ARR as of December 31, 2020. Our BCA product group, which includes cloud-based email solutions, email protection, archiving and encryption services, file backup and collaboration solutions, productivity services and other services including SIP trunking, contributed 65% of our total ARR as of December 31, 2020. Our net loss was $21.7 million, representing a net loss margin of 8.6%, and our Adjusted EBITDA was $46.7 million, representing an Adjusted EBITDA margin of 18.6% in the year ended December 31, 2020. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of each of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable GAAP financial measure.

Our Business Model

We have built our business around a channel-first strategy whereby we distribute our solutions predominantly through our growing partner network, allowing us to expand and accelerate our sales reach. Our strategy is to grow alongside our partners as they add new customers, upgrade solution packages for our existing end customers and increase the penetration of our solutions across their existing customer bases. As our partner network grows, we gain access to a larger base of potential end customers, providing an expanding pipeline that drives the growth of our business. Our highly attractive CORE model allows our partners to retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. In addition, we benefit from significant financial and operational leverage as our partners are responsible for the majority of the customer-facing activities including sales, marketing, onboarding, support, billing and collections.

We generate substantially all of our revenue from the indirect and direct sale of subscriptions for our solutions. With the exception of our CORE model, we enter into contracts with and bill the end customers directly. Under our CORE model, we bill our partner for the solutions to which the end customer subscribes, while the partner is responsible for billing the end customer based on the price and other terms agreed between the partner and the end customer. Nearly all of our solutions are invoiced based on monthly subscription rates, varying based on the specific products subscribed to and the number of end users. Our contracts with CORE partners and our end customers are either month-to-month or, less frequently, have an annual term, while our partners will typically enter into annual or multi-year contracts with their customers. Regardless of the term of the agreement, our end customers and partners are billed monthly. Generally, our agreements automatically renew unless terminated by us, our partner or our end customer.

Our sales cycles vary depending on the type of end customer and the breadth of the solutions they seek. Our end customers are primarily SMBs and our sales cycles, irrespective of whether the solution is sold directly by us or by our partners, are typically less than 45 days once a new sales opportunity has been identified. With some of our larger enterprise customers, our sales cycle can be longer due to increased due diligence requirements or more rigorous procurement processes.

Substantially all of our revenue is recurring subscription revenue, which represented 97.2% of our total revenue in the year ended December 31, 2020. Product revenue, which consists of revenue from the sale and shipment of pre-configured IP phones and related equipment, represented 2.8% of our total revenue in the year ended December 31, 2020. Sales through our partners generated $192.9 million of ARR, or 73.6% of our total ARR as of December 31, 2020. For additional information regarding ARR, see “—Key Business Metrics” below.

The unit economics of our UCaaS product group are strong, measured by a Customer Lifetime Value (CLTV) / Customer Acquisition Cost (CAC) ratio of 6.6x for our entire UCaaS product group and 7.0x for our UCaaS solutions sold under the CORE model, both for the six months ended December 31, 2020. We calculate CLTV as (i) the average revenue per user multiplied by (ii) the average gross margin percentage over the lifetime of the customer relationship multiplied by (iii) the average users per customer multiplied by (iv) the average customer lifetime, while CAC for a given period represents average sales and marketing spend per new customer added in a given period. The strong unit economics of our UCaaS product group are driven by the mission critical nature of our solutions and high satisfaction and loyalty among our customer base, resulting in low average monthly churn which for the twelve months ended December 31, 2020 was 0.8%; the proprietary nature of our UCaaS platform, for which we own the underlying technology; and our partner-centric go-to-market model, which provides us leverage to grow our UCaaS customer base in a capital efficient manner.

We anticipate that our operating expenses will increase in the future as we continue to invest in our infrastructure, product development, platform operations and technology to enhance our solution offerings and drive long-term growth. We also anticipate making additional investments in sales and marketing to acquire new partners and end customers and expand our presence in international markets.

Our Go-to-Market Model

Our go-to-market strategy includes two distinct models: sales through our partners and direct sales. The partner model, which is our primary go-to-market model, allows us to expand and accelerate our sales reach and better address the large but fragmented SMB market while also enabling us to reduce sales and marketing costs as we provide our partners with the necessary tools and support to mobilize their sales forces to sell our solutions. While we primarily target SMBs, we also serve enterprise customers through our partner network. Our partner model contributed 73.6% of our total ARR as of December 31, 2020. Our direct sales model, which contributed 26.4% of our total ARR as of December 31, 2020, provides us with direct insight into the buying behaviors and preferences of our end customers, which in turn informs our product development roadmap and enables us to share direct sales and marketing best practices with our partners to enhance their sales and marketing efforts.

Our partners sell our solutions to customers through various arrangements:

•

Customer Ownership Reseller Partners. Our CORE partners typically offer a range of IT solutions and services to their customers. They sell our solutions to their customers using their own brand or on a co-branded basis, and we offer them significant flexibility to run their business on their own terms, including the ability to bundle our solutions with their own or other third-party services and determine the price they will charge to their customers. Our CORE partners enter into agreements with their customers and are responsible for onboarding, providing first level customer support, and billing and collecting from their customers. Our subscriptions with CORE partners are primarily month-to-month contracts that we bill directly to CORE partners based on the services provided to their customers, while our partners typically enter into annual or multi-year contracts with their customers. Given that in this model the contract to deliver our solutions is between our partner and the end customer, our partners are able to recognize the entirety of the amounts paid by the customers as revenue. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. We charge our CORE partners a wholesale price that provides them with an attractive margin that they can use to finance their sales and marketing, customer support and administrative costs. Our sales through CORE partners provide us with significant financial and operational leverage as our partners are responsible for the majority of the customer-facing activities including sales, marketing, onboarding, support and billing and collections, enabling us to efficiently address the large but fragmented SMB market. Our CORE model is highly differentiating because it aligns our mutual incentives with those of our partners, creates a motivated and engaged sales channel and enables us to become an integral component of our CORE partners’ businesses.

•

Agent Partners. Our agent partners, whom we also refer to as advisors, are independent IT consultants and telecom-related agents. These partners act as sales agents on behalf of their customers. Under this structure, we enter into agreements with the end customer, determine pricing for our solutions, and are responsible for onboarding, customer support and billing and collecting from the end customer. In addition, we have a co-marketing program with Costco Business Services which allows us to leverage Costco’s brand to sell our solutions to their membership base of millions of businesses. Under these arrangements, we pay a referral commission on the monthly revenue generated by the end customer and may also pay an upfront incentive payment, which are recorded as sales and marketing expenses.

•

Distributor Partners. Our distributor partners support a network of CORE and agent partners that sell our solutions directly to their customers. This two-tier distribution model offers us an additional, efficient way to find, recruit and onboard large groups of additional partners.

The success of our partner-centric go-to-market strategy can be measured by momentum in partner gross sales ARR. Our partner gross sales ARR was $8.9 million over the three months ended December 31, 2020, which represents 33.5% growth over the prior year comparative period and contributed 81.4% of our gross sales ARR over that period. For additional information regarding partner gross sales ARR, see “—Key Business Metrics” below. Additionally, the chart below provides the ARR contributed by our UCaaS partners, broken down into three cohorts that represent the year when the partners started selling our UCaaS solutions. The chart shows that our partners have consistently grown their sales on our platform and partners in more recent cohorts have achieved greater sales results earlier than partners in earlier cohorts. For example, the cumulative gross sales ARR from partners recruited in 2020 was $3.9 million as of December 31, 2020 while the corresponding metric from partners recruited in 2018 was $0.6 million as of December 31, 2018.

UCaaS Cumulative Gross Sales ARR from New Partners Since 2018 ($million)

Our direct sales approach is structured such that our direct sales representatives receive and close leads while our customer account managers actively sell additional solutions to our existing end customers. We pay our direct salespeople a one-time commission at the time of sale. Consistent with our partner-focused strategy, in the limited instances where we become aware of a conflict related to a sales opportunity that is concurrently being pursued by our direct sales team and one of our partners, we generally cease our direct sales efforts and shift our sales resources towards helping our partner win and close the deal.

Impact of COVID-19

In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world. Many governments have instituted lockdowns or other similar measures to slow infection rates in response. Many organizations have resorted to mandating employees to work from home, which has resulted in an acceleration of organizations’ efforts to seek out communications and collaboration solutions like ours to support an increasingly mobile and dispersed workforce and keep employees as productive as possible, regardless of their location.

We have experienced an increase in new bookings following the COVID-19 outbreak as more businesses have taken advantage of our solutions in the current work-from-anywhere environment. Our revenue retention has improved during this period, which we believe is a testament to the mission critical nature of our solutions to our end customers. In the first half of 2020, as the pandemic was unfolding, the aforementioned benefit was partially offset by our end customers slowing the addition of new users for existing services and in some cases contracting their employee bases. We believe the reduction was a precautionary measure by our end customers to account for the uncertain economic environment. We believe that the favorable impact on demand for our solutions caused by the COVID-19 pandemic will continue after the pandemic subsides, and the fundamental shifts toward work being conducted away from the office will continue to drive businesses to adopt communications and collaboration solutions such as ours that can seamlessly connect workers across locations and support a multitude of devices including desktops, tablets and smartphones.

Key Factors Affecting Our Performance

Product innovation, technology leadership and expansion of our platform to drive UCaaS growth

Our continued growth is dependent upon our ability to sustain product innovation and technology leadership in order to maintain a competitive advantage. We are an innovative software development company at our core, and as of December 31, 2020, 412 FTEs, or almost 40% of our global workforce, were employed in intellectual property development-related roles. We continually improve our existing solutions and create new solutions to anticipate the evolving demands of our partners and their customers. We have a highly efficient software development process, through which our team completed over 865 product features for the twelve-month period ended December 31, 2020. In addition, we intend to continue evaluating strategic investments in businesses and technologies to drive product and market expansion. For example, in August 2019, we acquired Telax Voice Solutions Inc., a Toronto, Canada based provider of a CCaaS software solution tailored to communications service providers and reseller partners, which we have subsequently integrated as part of our Intermedia Unite solution.

As a result of our UCaaS focused growth strategy and investments, ARR for our UCaaS product group grew from $56.3 million for the three months ended March 31, 2019 to $92.8 million for the three months ended December 31, 2020, representing a compound annual growth rate of 33.1%. Further, UCaaS gross sales ARR, which is defined as the ARR generated by selling our UCaaS solutions to new end customers and by selling additional solutions to our existing end customers, offset by ARR lost as a result of end customers that had been customers for less than six months canceling their subscription to our solutions, grew from $16.5 million for the 12 months ended December 31, 2019 to $27.7 million for the 12 months ended December 31, 2020, representing 68% growth.

UCaaS ARR ($million)(1)

1.	ARR based on MMR + Usage

Sales expansion within our existing partner base

Our ability to expand sales within our existing partner base will depend on a number of factors, including their satisfaction with our solutions, the offerings of our competitors, the financial incentives our partnership strategy offers and the support our platform provides to allow our partners to grow their sales on our platform sustainably and profitably. Our large base of partners represents a significant opportunity for further sales expansion. Once we have onboarded a partner, we aim to grow alongside them as they add new customers, upgrade solution packages for our existing end customers and increase the penetration of our solutions across their existing customer base.

We have been successful in expanding sales within our existing partner base, as demonstrated by our UCaaS Partner Dollar-Based Net Expansion Rate. We consider UCaaS Partner Dollar-Based Net Expansion Rate to be an indicator of our ability to retain and expand revenue from our existing partners over time. Our UCaaS Partner Dollar-Based Net Expansion Rate was 123% for the year ended December 31, 2020. Further, our UCaaS Partner Dollar-Based Net Expansion Rate for CORE partners was 150% for the year ended December 31, 2020. We calculate our UCaaS Partner Dollar-Based Net Expansion Rate as (i) UCaaS ARR as of the last day of the current reporting period from partners with associated UCaaS ARR as of the last day of the prior year comparative reporting period divided by (ii) UCaaS ARR as of the last day of the prior year comparative reporting period from those partners.

In April 2020, we entered into an exclusive strategic partnership with NEC whereby NEC offers our UCaaS solutions for resale on a private label basis, directly and through its own partner network, to its global customer base. Our ability to grow our revenue from our strategic partnership with NEC will depend upon our ability to train NEC’s internal sales teams to articulate the benefits of our UCaaS solutions to their partners and customers, and on NEC’s partners embracing the opportunity to sell our cloud-based UCaaS solutions instead of, or in combination with, the on-premise NEC phone systems that NEC’s partners have primarily sold to date. Our partnership with NEC has an initial term of five years and automatically renews for two-year extensions thereafter until terminated by either party. As of December 31, 2020, we had 365 NEC partners that had accepted NEC’s partner agreement to sell our UCaaS solutions under the NEC brand. We expect the number of NEC partners to grow significantly as we continue to strengthen our relationship with NEC and expand our presence globally.

Cross-selling of our UCaaS and BCA solutions

Our ability to cross-sell UCaaS and BCA solutions will depend primarily on our ability to continue to engage our partner network to sell both sets of solutions and, to a lesser extent, our ability to enhance our existing solutions, add new solutions to our platform and differentiate our solutions from those offered by our competitors. As of December 31, 2020, approximately 2,000 of our more than 7,000 partners had customers who subscribed to offerings from both UCaaS and BCA product groups while contributing approximately 67% of partner ARR, implying a significant upside opportunity from continued cross-selling. We intend to continue to increase the penetration of cross-selling partners in our base by emphasizing the opportunity to our partners through various programs, incentives and promotions. Our partners are incentivized to cross-sell our solutions to their customers due to the incremental revenue they generate while not incurring commensurate increases in costs given the reduced sales and marketing costs associated with gaining a new customer and the partner’s ability to manage all solutions centrally from our HostPilot management platform. Beyond the benefit from incremental revenue from cross-selling, we also benefit from stronger customer retention among end customers that subscribe to multiple products.

Addition of new partners

Our ability to attract new partners will depend on a number of factors, including the competitiveness of our solutions and their pricing, the offerings of our competitors and the go-to-market options they offer to their channel network, the effectiveness of our partner recruiting efforts and the growth of the IT channel and its various market participants including MSPs, VARs, managed print providers, IT consultants and sales agents. We believe a substantial opportunity exists for us to increase our penetration within the IT channel. Our partnership strategy and our solutions that are purpose-built to meet the needs of our partners differentiate us in the marketplace. In particular, we expect the adoption of our highly attractive CORE model to increase within the IT channel ecosystem. We intend to drive new partner acquisition by continuing to invest significantly in sales and marketing to identify and engage prospective partners, and to extend the awareness of our brand as a trusted partner to the IT channel and the reseller community. Our distributor partners have access to thousands of partners and play an important role in this effort. We intend to continue to grow the number of inside sales representatives tasked with identifying, qualifying and closing new partner opportunities. In addition, we plan to grow the number of internal personnel dedicated to new partner onboarding, certification and enablement. As of December 31, 2020, we had a network of over 7,000 partners.

International expansion

We believe a significant opportunity exists for us to grow internationally. In the year ended December 31, 2020, 5% of our revenue came from end customers located outside of the United States. Our existing partners that maintain an international presence provide us with a natural path to expand to the markets where they have a presence. In addition, our strategic partnership with NEC is a catalyst to accelerate our international expansion, particularly in Europe and Asia Pacific. We plan to continue investing in international markets, engage in strategic relationships with international partners and, to a lesser extent, establish a physical presence in selected international markets. Our continued expansion internationally may increase our costs relative to our revenue growth, which would adversely impact our operating results in certain periods, but we believe such expansion will ultimately contribute to our long-term growth and profitability.

Key Business Metrics

In addition to our GAAP financial information, we review several operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Annual Recurring Revenue

We define annual recurring revenue (ARR) as the annualized value of all customer recurring charges as of the end of a period. Our monthly recurring revenue equals the monthly value of all customer recurring charges at the end of a given month. We calculate ARR by multiplying the monthly recurring revenue for the last month of a period by 12. ARR only includes the annualized value of subscription contracts and recurring usage revenue and excludes any one-time revenue for devices or professional services. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either item. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended or renewed by our partners and direct end customers.

Our total ARR was $262.2 million as of December 31, 2020, representing 6.4% growth over the prior year period. Given the strong growth of our UCaaS solutions product group, we separately track and monitor ARR from that product group, or UCaaS ARR, which was $92.8 million as of December 31, 2020, representing 28.3% growth over the prior year and contributing 35% of our total ARR.

Partner Metrics

Given our channel-first strategy whereby we distribute our solutions predominantly through our growing partner network, we track a number of metrics that provide insight into our progress in growing our business through our partners. The metrics we track include partner ARR, partner gross sales ARR and number of partners.

Partner ARR: Partner ARR measures the ARR contributed by our partners. The metric provides insight into the execution of our channel-first strategy by tracking the size of our partner business as well as the relative contribution of our partner business to our total business. Our partner ARR was $192.9 million as of December 31, 2020, representing 11.2% growth over the prior year and contributing 73.6% of our total ARR.

Partner Gross Sales ARR: Partner gross sales ARR measures the ARR generated during a given period by our existing and newly signed partners by selling our solutions to new end customers and by selling additional solutions to our existing end customers, offset by ARR lost as a result of end customers that had been customers for less than six months canceling their subscription to our solutions. The metric provides insight into the execution of our channel-first strategy by quantifying the new sales activity generated by our partner channel, and the relative contribution of our partner channel to our total company new sales activity. Our partner gross sales ARR was $42.7 million over the twelve months ended December 31, 2020, representing 65.2% growth over the prior year and contributing 83.0% of our total gross sales ARR over that period.

Number of partners: The metric represents the number of partners with active subscriptions as of the end of the period. We use this metric to assess our ability to attract and retain partners and thereby provide a solid foundation for continued growth of our business. As of December 31, 2020, we had more than 7,000 partners, representing a 6.5% growth rate over the prior year.

Components of Results of Operations

Revenue

Our revenue for the years presented consisted of subscription and hardware revenue. Our subscription revenue includes all fees billed in connection with subscriptions to our solution offerings. These fees include recurring fixed plan subscription fees, variable usage-based fees for usage in excess of plan limits, recurring administrative cost recovery fees, one-time fees and other recurring fees related to our subscriptions. We provide our subscriptions to our customers primarily pursuant to “click through” online contractual arrangements that are typically one month in duration. We offer our subscriptions based on the functionalities and services selected by a customer, and, generally, our subscription arrangements automatically renew for additional periods at the end of the initial subscription term. We believe that this flexibility in contract duration is important to meet the specific needs of our customers.

We primarily generate revenue through sales of our subscriptions and products by CORE partners and agent partners who refer business directly. When we control the performance of the contractual obligations, we record revenue on a gross basis and amounts retained by our Agent partners are recorded as sales and marketing expenses. Our assumption of such control is evidenced when, among other things, we take responsibility for delivery of the service or products, establish pricing of the arrangement, and assume inventory risk. When a partner assumes the majority of these factors, as is typically the case with CORE partners, we record the associated revenue at the net amount remitted to us by the partner.

We generally bill our subscription fees in advance and usage in arrears for our direct customers. We recognize subscription revenue over the term of the agreement. Amounts billed in excess of revenue recognized for the period are reported as deferred revenue on our consolidated balance sheets.

Product revenue includes revenue from the sale and shipment of pre-configured IP phones and related equipment. Product revenue is recognized when the product has been shipped to the customer.

Cost of Revenue

Our cost of subscription revenue primarily consists of data center co-location and connectivity costs, third-party vendor software licenses and subscription licenses, telecom carrier minutes and related costs, hardware maintenance and data center related costs, depreciation of servers and equipment, amortization of developed technology and capitalized software development costs, personnel costs for customer support, system administration and internal security, and credit card payment processing fees.

Our cost of product and other revenue related to IP phone sales consists of the cost of purchased phones, including shipping and related costs for shipping and handling, customer onboarding and allocated costs of facilities. Cost of product revenue related to phone sales is recognized upon shipment.

Operating Expenses

We classify our operating expenses as sales and marketing, research and development, and general and administrative expenses.

Sales and marketing expenses consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including stock-based compensation expense from stock options and incentive units, commissions paid to employees, agents and distributor partners and other third parties, amortization of capitalized sales commissions, lead generation, online placement and optimization services, advertising and media planning, marketing and promotional activities, software tools, public relations, tradeshows, web design and production, travel expenses and allocated costs of facilities. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts domestically and internationally and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses.

Our research and development efforts are focused on developing new and expanded features for our solutions, enhancements to our HostPilot cloud management platform, new partner facing tools and platform capabilities, integrations with other software platforms, and improvements to our backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including stock-based compensation expense from stock options and incentive units and allocated costs of facilities, and software tools. We expense research and development costs as incurred, except for certain internal-use software development costs that we capitalize. We believe that continued investment in our products is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including stock-based and unit-based compensation expense from stock options and incentive units, respectively, for employees and contractors engaged in infrastructure and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include compliance costs, professional service fees, software tools and information technology maintenance contracts, allocated costs of facilities, the costs of legal matters, business acquisition costs, and commercial insurance costs. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenue from period to period, depending on the timing of these expenses.

Depreciation and amortization expenses primarily consist of depreciation on servers and equipment and amortization of customer relationships and tradenames.

Interest expense

Interest expense consists primarily of interest incurred on our outstanding debt and lines of credit, including accretion of debt discount.

Interest income

Interest income includes interest earned on our cash and cash equivalents.

Other expense, net

Other expense, net includes change in fair value of warrant liability, foreign exchange loss which consists primarily of remeasurement of transactions and monetary assets and liabilities denominated in currencies other than the functional currency at the end of the period.

Income Taxes

Our income tax provision is based on our taxable income generated in both the U.S. and foreign jurisdictions. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Results of Operations

The following table summarizes our consolidated statements of operations data for the period presented:

	Year Ended December 31,
	2019	2019	2020	2020
	(in thousands)	(as a percentage of total revenue)	(in thousands)	(as a percentage of total revenue)
Revenue:
Subscription	$236,905	99%	$244,626	97%
Product	3,554	1	6,969	3

Total revenue	240,459	100	251,595	100
Cost of revenue:
Cost of subscription revenue	117,234	49	127,075	51
Cost of product revenue	7,619	3	10,659	4

Total cost revenue	124,853	52	137,734	55

Gross profit	115,606	48	113,861	45
Operating expenses:
Sales and marketing	37,566	16	46,754	19
Research and development	14,052	6	18,651	7
General and administrative	28,112	12	29,761	12
Depreciation and amortization	18,001	7	15,576	6
Total operating expenses	97,731	41	110,742	44

Interest expense	(24,063)	(10)	(24,010)	(10)
Interest income	236	—	69	—
Other expense, net	(307)	—	(5,215)	(2)

Loss before income taxes	(6,259)	(3)	(26,037)	(11)
Income tax benefit	729	—	4,292	2

Net loss	$(5,530)	(2)%	$(21,745)	(9)%

Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in thousands)
Subscription revenue	$236,905	$244,626	$7,721	3%
Product revenue	3,554	6,969	3,415	96%

Total revenue	$240,459	$251,595	$11,136	5%

Our revenue is primarily derived from the licensing of our software-as-a-service solutions and selling of IP phone hardware used in the operation of certain of our unified communications solutions. Subscription revenue for the year ended December 31, 2020 increased by $7.7 million, or 3%, compared to the year ended December 31, 2019, primarily due to an increase in the UCaaS subscription revenue of $16.1 million, which was partially offset by a reduction in business cloud applications subscription revenue of $8.4 million. Product revenue for the year ended December 31, 2020 increased by $3.4 million, or 96%, compared to the year ended December 31, 2019, primarily due to an increase in the volume of phones sold attributable to increased demand for our business phone solutions.

Cost of Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Cost of subscription revenue	$117,234	$127,075	$9,841	8%
Cost of product revenue	7,619	10,659	3,040	40%

Total cost of revenue	$124,853	$137,734	$12,881	10%

Cost of subscription revenue for the year ended December 31, 2020 increased by $9.8 million, or 8%, compared to the year ended December 31, 2019. The increase in cost of subscription revenue was primarily due to an increase of $2.0 million in personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense mainly driven by increased headcount, an increase of $5.5 million in software licensing costs related to the sale of our business cloud applications products, and an increase of $2.1 million in depreciation and amortization expenses.

Cost of product revenue for the year ended December 31, 2020 increased by $3.0 million, or 40%, compared to the year ended December 31, 2019. The increase in cost of product revenue was primarily due to an increase of $3.1 million in the cost of phone hardware shipped to our UCaaS customers.

Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Sales and marketing	$37,566	$46,754	$9,188	24%

Sales and marketing expense for the year ended December 31, 2020 increased by $9.2 million, or 24%, compared to the year ended December 31, 2019. The increase in sales and marketing expense was primarily due to an increase of $7.6 million in personnel-related expenses, including stock-based compensation expense, mainly driven by increased headcount to support the growth in sales, and an increase of $1.4 million related to Common Stock warrants issued to a vendor.

Research and Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Research and development	$14,052	$18,651	$4,599	33%

Research and development expense for the year ended December 31, 2020 increased by $4.6 million, or 33%, compared to the year ended December 31, 2019. The increase was primarily due to an increase of

$4.5 million in personnel-related expenses, including stock-based compensation expense, mainly driven by increased headcount.

General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
General and administrative	$28,112	$29,761	$1,649	6%

General and administrative expense for the year ended December 31, 2020 increased by $1.6 million, or 6%, compared to the year ended December 31, 2019. The increase in general and administrative expense was primarily due to an increase in personnel-related expenses, including stock-based compensation expense, of $2.1 million, mainly driven by increased headcount, and an increase in bad debt expense of $0.7 million, partially offset by a decrease in legal, audit and accounting advisory services of $0.9 million and a decrease in travel expenses of $0.3 million.

Depreciation and Amortization (Operating Expenses)

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Depreciation and amortization	$18,001	$15,576	$(2,425)	(13)%

Depreciation and amortization expense not attributable to cost of revenue for the year ended December 31, 2020 decreased by $2.4 million, or 13%, compared to the year ended December 31, 2019, primarily related to a decrease in amortization of certain intangible assets recognized on an accelerated basis.

Interest Expense

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Interest expense	$24,063	$24,010	$(53)	0%

Interest expense for the year ended December 31, 2020 was relatively constant compared to the year ended December 31, 2019.

Interest Income

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Interest income	$236	$69	$(167)	(71)%

Interest income for the year ended December 31, 2020 decreased by $0.2 million, or 71%, compared to the year ended December 31, 2019, primarily due to lower overall interest rates earned on our cash and cash equivalents.

Other Expense Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Other expense, net	$307	$5,215	$4,908	NM	*

*	NM - not meaningful.

Other expense, net for the year ended December 31, 2020 increased by $4.9 million compared to the year ended December 31, 2019, primarily due to a $1.0 million increase in the estimated earnout related to our Telax acquisition, and a $4.1 million increase due to changes in fair value of warrants issued by us.

Income Tax Benefit

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Income tax benefit	$729	$4,292	$3,563	489%

Income tax benefit for the year ended December 31, 2020 increased by $3.6 million, or 489%, compared to the year ended December 31, 2019, primarily due to tax benefits from increased pre-tax operating losses during the year. Our effective tax rate was 16.5% for the year ended December 31, 2020 compared to 11.6% for the year ended December 31, 2019. The increased effective tax rate is due to an increase in non-deductible stock-based compensation expenses.

Liquidity and Capital Resources

General

As of December 31, 2019 and 2020, our principal sources of liquidity were cash and cash equivalents totaling $21.6 million and $23.6 million, respectively, which were held for working capital purposes, as well as the available balance of our Revolving Credit Facility, described further below. Our cash equivalents, when held, are comprised of money market funds. During the years ended December 31, 2019 and 2020, our positive cash flows from operations enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through cash received from operations and debt financing. We believe our sources of funding will be sufficient to satisfy our currently anticipated cash requirements including capital expenditures, working capital requirements, potential acquisitions, and other liquidity requirements through at least the next 12 months. Our future capital requirements will depend on many factors including our obligation to repay any remaining balance under our Term Loan Facility, sales expansion within our existing partner base and the addition of new partners and customers, continued development of our proprietary software solutions, growth in our business and the associated costs of data center and computer equipment to support and maintain our customer base and platform, and future facilities build-out and rationalization costs. In addition, in the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

As of December 31, 2019 and 2020, $5.3 million and $4.0 million, respectively, of our cash and cash equivalents was held by our foreign subsidiaries. Cash held outside the United States may be repatriated, subject to certain limitations, and would be available to be used to fund our domestic operations. However, repatriation of funds may result in immaterial tax liabilities. We believe that our existing cash balance in the United States is sufficient to fund our working capital needs in the United States.

Credit Facilities

In February 2017, we entered into two credit agreements with SunTrust Bank as administrative agent, TD Securities (USA) LLC as syndication agent, Sumitomo Mitsui Banking Corporation as documentation agent, and SunTrust Robinson Humphrey, Inc. and TD Securities (USA) LLC as joint lead arrangers and joint bookrunners, and the lenders set forth therein. The First Lien Credit Agreement provided a $190 million term loan and a $25 million revolving loan facility. The Second Lien Credit Agreement provided a $70 million term loan.

In July 2018, we entered into an amendment to the First Lien Credit Agreement and repaid all outstanding balances and accrued interest under the Second Lien Credit Agreement (Amended Credit Agreement). The Amended Credit Agreement provides a $260 million term loan and a $25 million revolving loan facility. As part of this amendment, the term loan accrues daily interest at a per annum rate equivalent to, at the Company’s option, (i) the Eurocurrency rate plus the applicable rate margin of 6%, or (ii) a base rate plus an applicable rate margin of 5%. The base rate is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate in effect for the day, and (c) the Eurocurrency rate for an interest period of one month plus 1.00%, and solely in the case of revolving credit loans, 0.00%. Interest on the revolving loan accrues at a per annum rate equivalent to a Eurocurrency rate plus an applicable margin up to 4.75%.

We have pledged substantially all of our restricted subsidiaries’ assets as collateral to secure its obligations under the term loan and revolving loan facility.

Principal payments on the term loan under the Amended Credit Agreement are paid on the last business day of each quarter beginning March 2019, and all outstanding principal and accrued and unpaid interest on the term loan is due and payable on July 19, 2025. All outstanding principal and accrued and unpaid interest on the revolving loan facility is due and payable on July 19, 2023.

We incurred $6.3 million and $7.7 million of original issuance discount and deferred financing fees (debt issuance costs), respectively, related to the First Lien Credit Agreement and Second Lien Credit Agreement. The costs were being accreted and amortized over the life of the credit agreements using the effective interest rate method. We amortized $0.6 million of such costs for the year ended December 31, 2019. In July 2018, a portion of the debt issuance costs related to the First Lien Credit Agreement and all of the debt issuance costs related to the Second Lien Credit Agreement were written off as debt extinguishment, in the total amount of $7.8 million. The remaining unamortized balance of $3.6 million of the debt issuance costs were carried over to be amortized over the term of the Amended Credit Agreement as part of the debt modification.

We incurred $2.6 million and $0.6 million of original issuance discount and deferred financing fees (amended debt issuance costs), respectively, related to the amendment of the credit agreement in 2018. Together with the debt issuance costs carried over from the First Lien Credit Agreement, the costs are being accreted and amortized over the life of the credit agreement using the effective interest rate method. We amortized $0.6 million and $1.0 million of such costs to interest expense for the periods after amendment to December 31, 2019 and 2020, respectively.

On July 31, 2020, we entered into the Incremental Amendment No. 2 (the Second Amendment) to Existing Credit Agreements with the same creditors. This amendment enables us to repay existing revolver facility, incur (i) new incremental term loan in an aggregate principal amount of $13.0 million (2020 Incremental Term Loans) and (ii) additional Revolving Credit, as defined in the Second Amendment, (Incremental Revolver Upsize) in an amount of $27.0 million, up to $52.0 million aggregate revolving credit commitment.

2020 Incremental Term loans may be Base Rate Loans, as defined in the Second Amendment, or Eurocurrency Loans, as defined in the Second Amendment, (LIBOR rate), with terms and conditions set forth consistent with the existing term loans. The maturity date of 2020 Incremental Term loans is July 19, 2025. The Incremental Revolver Upsize established pursuant to the Second Amendment is subject to the same terms and conditions applicable to the existing Revolving Credit Facility under the Credit Agreement.

We shall pay to administrative agent equal to $32,500 in respect of the 2020 Incremental Term Loans outstanding on the last business day of each quarter, commencing with September 30, 2020, which is 1% annual principal payment on incremental loan balance, the same repay pattern as to initial term loan. The debt issuance costs paid were equal to $1.1 million, of which $0.7 million related to the Revolving Credit Facility based on the amount of overall capital commitment and $0.4 million related to the additional term loan. The debt issuance cost allocated to the Term Loans are amortized over the loan term using the effective interest rate method, while the debt issuance cost allocated to the Revolving Credit Facility is amortized on a straight-line basis over the contractual term of the revolver agreement. As of December 31, 2020, the net unamortized debt issuance costs was $5.5 million which are presented as a reduction of the carrying amount of our current and long-term debt. After giving effect to the Second Amendment, the effective interest rate, inclusive of the debt discounts and issuance costs for the Term Loan was 8.41%.

Cash Flows

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$25,628	$16,979
Net cash used in investing activities	(27,209)	(19,302)
Net cash provided by financing activities	3,400	4,652

Operating Activities

Net cash provided by operating activities was $17.0 million for the year ended December 31, 2020 compared to $25.6 million for the year ended December 31, 2019. The decrease in operating cash flows was due to an increase in net losses of $16.2 million, largely offset by increased non-cash adjustments of $15.7 million, the primary components of which were a $6.5 million increase in deferred income taxes and a $4.1 million increase in the fair value of Class A unit warrant liabilities issued to NEC, and a decrease in cash flow from changes in operating assets and liabilities by $8.2 million primarily due to cash payments made to NEC.

Investing Activities

Net cash used in investing activities of $19.3 million for the year ended December 31, 2020 was primarily due to purchases of property, equipment and software of $8.0 million and capitalized internal-use software of $11.3 million.

Net cash used in investing activities of $27.2 million for the year ended December 31, 2019 was primarily due to purchases of property, equipment and software of $12.2 million, purchases of capitalized internal-use software of $8.6 million and payments in connection with our acquisition of Telax of $6.4 million.

Financing Activities

Net cash provided by financing activities was $4.7 million for the year ended December 31, 2020, primarily consisting of $10.0 million in proceeds from draws under our revolving credit facility and $15.0 million in proceeds from our term loan, partially offset by $16.0 million in principal payments on our revolver facility, $3.0 million in principal payments of our term loan, and $1.3 million in payments of deferred offering and financing costs.

Net cash provided by financing activities was $3.4 million for the year ended December 31, 2019, primarily consisting of $6.0 million in proceeds from draws under our revolving credit facility, partially offset by $2.6 million in principal payments on our revolver facility and term loan.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2020, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures, or capital resources.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	As of December 31, 2020 Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Debt(1)	$269,338	$3,378	$6,415	$259,545	$—
Operating lease commitments(2)	12,764	6,107	5,495	1,162	—
Licensor commitments(3)	2,185	1,047	1,058	80	—
NEC payments(4)	17,000	5,670	11,330	—	—
Other purchase commitments(5)	2,700	850	1,850	—	—

Total contractual obligations	$303,987	$17,052	$26,148	$260,787	$—

(1)	Refer to Note 8—Debt in the notes to the consolidated financial statements appearing elsewhere in this prospectus for further details regarding our debt obligations.
(2)

Consists of non-cancellable commitments for real estate and non-real estate assets. Refer to Note 9— Commitments and Contingencies in the notes to the consolidated financial statements appearing elsewhere in this prospectus for further details.

(3)

Licensor commitments include software license costs and subscription licenses related to purchases from third-party vendors. Refer to Note 9—Commitments and Contingencies in the notes to the consolidated financial statements appearing elsewhere in this prospectus for further details.

(4)

NEC payments consist of contractual obligations payable on the one, two and three year anniversaries from the date that NEC-branded Intermedia UCaaS and CCaaS solutions became first available for sale in the United States.

(5)	Other purchase commitments consist of our contractual obligations under a marketing agreement.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify end customers, partners, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement, misappropriation or other violation claims made by third parties. See the section entitled “Risk Factors—We have indemnity provisions under our contracts with our end customers, partners and other third parties, which could have a material adverse effect on our business.” In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates and foreign currency.

Interest Rate Risk

As of December 31, 2019 and 2020, we had unrestricted cash and cash equivalents of $21.6 million and $23.6 million, respectively. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our cash equivalents.

Our primary market risk exposure is changing Eurodollar-based interest rates. Interest rate risk is highly sensitive due to many factors, including E.U. and U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control.

The contract interest rate on the Term Loan Facility was 7.70% and 7.00% per annum as of December 31, 2019 and 2020, respectively. The effective interest rate was 7.76% and 8.41% per annum as of December 31, 2019 and 2020, respectively. The effective interest rate was higher than the contract rate due to amortization of debt issuance costs related to the Term Loan Facility.

As of December 31, 2019 and 2020, we had a term loan balance of $252.0 million and $269.3 million, respectively, net of issuance costs. As of December 31, 2019 our outstanding borrowings under our revolving loan facility were $6.0 million. There were no amounts outstanding under our revolving loan facility as of December 31, 2020. For the year ended December 31, 2019, a hypothetical 50 basis points change in interest rates would result in a change in net loss of $0.6 million. For the year ended December 31, 2020, changes in interest rates would not impact us materially due to the 1% floor on the LIBOR rate in our Term Loan Facility agreement.

Foreign Currency Risk

The financial statements of our foreign subsidiaries are measured using the local currency as the functional currency. Thus, we are subject to foreign currency exchange rate fluctuations associated with re-measurement translation to U.S. dollars. Such fluctuations have not been significant historically. We also use forward contracts to hedge the impact of foreign currency changes in anticipated transactions denominated in foreign currencies primarily related to the Russian ruble. Foreign exchange loss for the year ended December 31, 2020 was $0.6 million compared with the loss for the year ended December 31, 2019 of $0.2 million.

Inflation

While inflation may impact our net revenue and costs of revenue, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity and are critical to understanding and evaluating our consolidated financial condition and results of our operations. An accounting policy is considered to be critical if it requires judgment on a significant accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the reported amounts of assets, liabilities, revenue and expenses, and related disclosures in our audited consolidated financial statements. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in Note 2 – Summary of Significant Accounting Policies in the notes to the consolidated financial statements appearing elsewhere in this prospectus.

Revenue from Contracts with Customers

We have two types of revenue: subscription and product revenue. Subscription revenue is derived from providing our customers with communication, collaboration, security, and productivity software-as-a-service, or SaaS, solutions. We charge a fixed monthly fee per user or per line for these subscriptions and variable usage-based fees, such as long-distance charges and excess storage fees, for communications and data storage solutions. We derive revenue from product sales from the sale of IP phones in connection with certain of our cloud voice solutions, including outbound shipping and handling charges that are recorded as product revenue. We sell directly to customers (referred to as direct customers) as well as through partners (referred to as partner customers) through whom we deliver services to end customers.

We recognize revenue using the five-step model as prescribed by Accounting Standard Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (ASC 606), as amended (Topic 606):

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contracts; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of promised goods or services are transferred to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Monthly subscription fees are recognized in the month in which the service is provided or is made available. Fees for usage over plan limits are deemed to be variable consideration that meets the allocation exception for variable consideration as they are specific to the period the usage occurs. Revenue is recognized based on the transaction price excluding amounts collected on behalf of third parties such as sales and telecommunication taxes, which are collected and remitted to government authorities. Our agreements do not provide customers with the right to take possession of the software supporting the solutions and, as a result, are accounted for as service agreements. Customers are granted continuous access to the services over the contractual period. We transfer control evenly over the contractual period by providing stand-ready service. Accordingly, the fixed consideration related to our subscription is recognized over time on a straight-line basis over the contract term beginning on the date our service is made available to the customer. Amounts invoiced in advance are recorded as deferred revenue. We typically bill our customers on a monthly basis with payment terms of 15 days or less.

Our subscription arrangements contain service level commitments to our customers. To the extent that such service levels are not achieved, we issue service credits for a portion of the subscription service fees paid by our customers representing a form of variable consideration. We recognize service credits as incurred and record a provision, when necessary, for estimated service credits to be issued in future periods pertaining to revenue recognized during the period.

Product revenue related to the sale of IP phones and related hardware is recognized upon transfer of control to the customer, which is generally upon shipment. In certain arrangements involving the sale of IP phones, the customer is invoiced monthly in 12 equal installments subject to the customer’s right to terminate the arrangement at the end of each month during the 12-month period. In the event of termination prior to the conclusion of such 12-month term, the customer is not entitled to a refund of previously invoiced amounts. In such arrangements, product revenue related to the sale of IP phones is recognized upon shipment and variable consideration is constrained until actual termination occurs.

We frequently enter into arrangements with multiple performance obligations. We allocate arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where we have standalone sales data for our performance obligations which are indicative of the prices at which we sell a promised good or service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, we estimate SSP by considering factors such as competitive alternatives and pricing practices, as well as factors specific to us such as contractually stated prices, direct product and other costs, and discounting strategies. We estimate SSP for services and product sales.

We record surcharges on a gross basis in our consolidated statements of operations and comprehensive loss and record USF contributions, regulatory contributions, sales, use and excise taxes billed to our customers on a net basis.

Principal vs. Agent

A portion of our software subscription and product revenues are generated through sales by partners. When we control the performance of contractual obligations to the customer, we record these revenues at the gross amount paid by the customer with amounts paid as commissions to Agents recognized as sales and marketing expense. We assess control of goods or services when it is primarily responsible for fulfilling the promise to provide the good or service, has inventory risk and has discretion in establishing the price. When a partner assumes the majority of these factors in assessing control, we record the associated revenue at the net amount received from the partner.

Deferred Sales Commissions

We capitalize sales commission costs and associated payroll taxes paid to internal sales personnel and agent partners, who sell our solutions. These partners are selling agents for us and earn sales commissions which are directly tied to the value of the contracts that we enter into with end customers. Sales commissions are considered incremental and recoverable costs of acquiring contracts with customers. We pay sales commissions on initial contracts and contracts for increased purchases with existing customers (expansion contracts). We do not pay sales commissions for contract renewals. These costs are capitalized as other current or noncurrent assets and amortized on a straight-line basis to sales and marketing expenses over the anticipated benefit period, which is estimated to be five years. We have determined the benefit period by taking into consideration the length of customers’ contracts and related renewals, technology lifecycle, and other factors.

Asset Acquisitions and Business Combinations

We perform an initial test to determine whether substantially all of the fair value of the gross assets transferred are concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would not represent a business. If that test suggests that the set of assets and activities are a business, we then perform a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, we account for the transaction as a business combination.

For transactions accounted for as business combinations, we allocate the fair value of acquisition consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Acquisition consideration includes the fair value of any promised contingent consideration. The excess of the fair value of acquisition consideration over the fair values of acquired identifiable assets and liabilities is recorded as goodwill. Contingent consideration is remeasured to its fair value each reporting period with changes in the fair value of contingent consideration reported in general and administrative expenses of our consolidated statements of operations and comprehensive income (loss). Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions and subject to revision when we receive final information, including appraisals and other analyses. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related expenses are expensed as incurred.

For transactions accounted for as asset acquisitions the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. We generally include contingent consideration in the cost of the assets acquired only when the uncertainty is resolved. We recognize contingent consideration adjustments to the cost of the acquired assets prospectively using the straight-line method over the remaining useful life of the assets. No goodwill is recognized in asset acquisitions.

Intangible Assets Including Internal-Use Software Development Costs

Acquired intangible assets consist of identifiable intangible assets, including purchased technology, customer relationships and other intangibles such as trade names and covenants not to compete. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from three to eight years.

Costs capitalized for internal-use software are primarily related to our production and support systems. Our policy is to capitalize costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis to cost of revenue over the estimated useful life of the related asset, which is approximately three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. We capitalized $8.6 million and $11.3 million of internal-use software development for the years ended December 31, 2019 and 2020, respectively. For the years ended December 31, 2019 and 2020, we amortized $3.7 million and $5.4 million, respectively, of these capitalized costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which determinations are made (1) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and, (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

As of December 31, 2020, we had recorded liabilities of $1.9 million related to uncertain tax positions. Due to uncertainties in the timing of potential tax audits, the timing of the resolution of these positions is uncertain, and we are unable to make a reasonable estimate of the timing of payments in individual years particularly beyond 12 months. As a result, this amount is not included in the contractual obligations table above.

Stock-Based Compensation and Incentive Unit-Based Compensation

We estimate the fair value of employee stock-based and unit-based compensation awards on the grant date using the Black-Scholes option pricing model and recognize the grant date fair value as compensation expense on a straight-line basis over the requisite service period. In case of performance awards, the fair value of the awards as measured at the grant date shall be recognized over the requisite service period upon attainment of the performance criteria. The Black-Scholes option pricing model requires use of various assumptions, including (a) the expected term of the award, (b) the expected stock or unit price volatility, (c) the risk-free interest rate and (d) expected dividends. We determine the expected term as the average of the awards’ contractual term and the awards’ vesting period. We estimate the volatility using volatilities of public companies in a comparable industry, stage of life cycle, and size. We selected companies with comparable characteristics, including enterprise value, stage of development, risk profile, position within the industry and with historical share price information sufficient to meet the expected life of the awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the awards. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s awards. The expected dividend assumption is based on the Company’s history of not paying dividends and its expectation that it will not declare dividends for the foreseeable future. We are using the straight-line method for recording stock-based compensation expense and recognize forfeitures as they occur.

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company

Equity Securities Issued as Compensation, our Board exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock, including:

•	independent third-party valuations of our common stock and our parent company;

•	our capital resources and financial condition;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the hiring of key personnel;

•	the status of our development, product introduction, and sales efforts;

•	the relative lack of marketability of our common stock;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

The valuation involved a two-step process. First, we established our enterprise value using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Second, we added cash and deducted debt to determine our total equity value. Third, we allocated the equity value among the securities that comprise our capital structure. For financial reporting purposes, we used the probability weighted expected return (PWERM).

Comparable public company analysis involves analyzing transaction and financial data of guideline publicly-traded companies, or GPCs, to develop multiples. These multiples were then applied to develop an indication of value. Comparable public company financial and trading data is readily available, as are analyst reports that provide insight into the market’s view of future performance. GPCs were selected based on a number of criteria including the comparability of their operations, size, and growth prospects to us. We used the trailing-twelve-month, or TTM, and enterprise value, or EV, -to-revenue and EV-to-EBITDA multiples to value the Company. The multiples were reviewed for differences in growth prospects, profitability, and risk profiles between us and the GPCs.

Comparable acquisitions analysis involves analyzing sales of controlling interests in companies. We selected transactions within our industry within the previous three years and calculated TTM EV-to-revenue and EV-to-EBITDA multiples for each of the comparable transactions. Based upon the mean and median multiples of the comparable acquisitions, we selected multiples to be applied to our TTM operating results.

Common Stock Warrants

Our common stock warrants are classified as equity as they meet all criteria for equity classification. The common stock warrants are recorded at fair value and recognized proportional to the performance. The common stock warrants are not remeasured after the issuance date. In connection with an initial public offering, the common stock warrants will remain outstanding unless voluntarily exercised by the holder.

Class A Unit Warrants

We account for warrants to purchase the Class A Units of our parent company, Ivy Parent Holdings, LLC (Ivy Parent), as liabilities at their estimated fair value because these warrants may obligate us to transfer assets to the holders at a future date upon a deemed liquidation event or to issue the holders shares of our common stock upon exercise of the Class A Unit Warrants. In connection with an initial public offering, the Class A Unit Warrants will remain outstanding unless voluntarily exercised by the holder. The fair value of these warrants are recognized as a reduction in subscription revenue proportional to performance under the agreement. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each period end, with any fair value adjustments recognized in Other Income (expense), net in the consolidated statements of operations and comprehensive loss. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of Class A Unit Warrants.

Recent Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this Prospectus.

BUSINESS

Our Mission

Our mission is to empower our partners to provide businesses a unified and seamless communications and collaboration platform that enables employees to work better from anywhere.

Overview

We provide a leading, proprietary cloud-based communications and collaboration platform, purpose-built for our extensive and expanding network of more than 7,000 channel partners and used by a growing base of over 122,000 business customers as of December 31, 2020. Through our platform, our partners provide their customers our comprehensive portfolio of enterprise-grade, seamlessly integrated Unified Communications-as-a-Service (UCaaS) solutions, including our flagship product Intermedia Unite®, as well as a suite of Business Cloud Applications (BCA) that includes cloud-based email, security and productivity applications. Our UCaaS solutions benefit from strong growth as our partners enable businesses to modernize their legacy communications architectures. To incentivize and empower our partners to grow their businesses on our platform, we offer them a highly differentiated Customer Ownership Reseller model, branded CORE™. This model enables them to resell, package and manage our solutions as if they were their own, at highly attractive economic terms while maintaining ownership of their customer relationships. We further differentiate from our competition by providing our partners world-class customer support, J.D. Power-certified five years in a row and with an average monthly NPS of 83 for the twelve months ended December 31, 2020, and HostPilot®, a comprehensive and intuitive management interface, which allows our partners and end customers to manage our full suite of solutions across users and devices from a single control panel. Our recently launched exclusive strategic partnership with NEC, pursuant to which NEC and its partner network offer our UCaaS solutions for resale to NEC’s estimated installed base of approximately 80 million on-premise NEC business phone users, underscores our value proposition to our partners and provides a foundation to significantly accelerate our partner-led growth strategy.

We employ a channel-first strategy whereby we distribute our solutions predominantly through our MSP and VAR partners as well as through our co-marketing program with Costco Business Services targeted at their membership base of millions of businesses. This broadens our sales reach considerably in our target market of SMBs, which rely heavily on channel partners to address their IT needs. While we primarily target SMBs, we also serve enterprise customers through our partner network. As of December 31, 2020, businesses with fewer than 100 users represented approximately 73% of our ARR. We establish long-term, strategic and mutually beneficial relationships with our partners, providing them with the tools, capabilities and support to effectively sell our solutions, serve their customers and achieve sustainable growth. We believe our approach is significantly more partner-friendly than our competitors’ primary go-to-market approach, which is centered on our competitors owning the end customer relationship themselves, either through direct sales or by limiting their partners to commission-based sales agent roles.

The most popular model among our partners is our CORE model, which enables our partners to sell our solutions using their own brand or on a co-branded basis, with their own pricing structure, and potentially as part of a broader solutions package they have assembled. This model allows our partners to retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. In addition, we benefit from significant financial and operational leverage as our partners are responsible for the majority of the customer-facing activities including sales, marketing, onboarding, support, billing and collections. Based on the 2019 McKinsey Study, 95% of MSPs and VARs prefer the CORE model over the sales agent model. We believe our differentiated CORE model results in high loyalty among our partners, incentivizes them to grow their businesses on our platform and helps us recruit new partners to our platform.

In April 2020, we entered into an exclusive strategic partnership with NEC with an initial term of five years, whereby NEC offers our UCaaS solutions for resale on a private label basis, directly and through its own partner network, to its global customer base. NEC’s on-premise business phone base, estimated at approximately 80 million global users, is the largest installed base within the SMB segment and third largest across all customer segments, globally. The NEC partnership provides us with a significant long-term growth opportunity and a platform to expand internationally while also underscoring the strong appeal of our differentiated partnership strategy. As of December 31, 2020, we had 365 NEC partners that had accepted NEC’s partner agreement to sell our UCaaS solutions under the NEC brand. We expect the number of NEC partners to grow significantly as we continue to strengthen our relationship with NEC and expand our presence globally.

We estimate the total addressable market for our UCaaS and BCA solutions to be $67 billion. The fast growth of our UCaaS solutions, with a total addressable market of $47 billion, is primarily driven by our partners using our solutions to upgrade their customers’ legacy communications systems, which are not designed to address the evolving work environment and need for connected, seamless and modern architectures. Gartner has estimated that of the 445.4 million business telephony users globally, only 105.0 million had migrated to cloud-based solutions by the end of 2020, representing a penetration rate of 23.6%. Gartner further estimates that in 2024 the number of global business telephony users on cloud-based solutions will be 186.3 million, representing an estimated compound annual growth rate of 15.4%, which provides a strong demand backdrop for our UCaaS solutions.

Substantially all of our revenue is recurring from the sale of subscriptions for our solutions predominantly by our partners, who contributed 73.6% of our annualized recurring revenue (ARR) as of December 31, 2020. We own the underlying core technology of our proprietary platform, allowing us to achieve compelling unit economics and strong profit margins. To date we have primarily targeted customers in the United States, but are actively expanding our presence internationally by leveraging our partner network, including our recent exclusive partnership with NEC.

Our revenue was $251.6 million in the year ended December 31, 2020. Our fast-growing UCaaS Solutions product group, which includes video, voice, chat, contact center, and file backup and collaboration solutions contributed 35% of our total ARR as of December 31, 2020. Our BCA product group, which includes cloud-

based email solutions, email protection, archiving and encryption services, file backup and collaboration solutions, productivity services and other services including SIP trunking, contributed 65% of our total ARR as of December 31, 2020. Our net loss was $21.7 million, representing a net loss margin of 8.6%, and our Adjusted EBITDA was $46.7 million, representing an Adjusted EBITDA margin of 18.6% in the year ended December 31, 2020. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition of each of Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation to the most directly comparable GAAP financial measures.

Industry Trends in Our Favor

Companies are modernizing their legacy communications architectures. According to Gartner, in 2020, an estimated 76% of global business telephony users were still utilizing on premises-based telephony. These legacy PBX telephony systems are operated by companies such as Avaya, Mitel, NEC, Panasonic and Cisco, and are not designed to address the evolving work environment and need for connected, seamless and modern architectures. Rapid technological development over recent years has enabled the rise of cloud-based, device-agnostic communications and collaboration solutions that are rapidly displacing legacy communications infrastructures.

SMBs are reliant on channel partners to address their IT needs. Channel partners provide SMBs with a single reliable and comprehensive source to meet their complex IT needs. In the United States, an estimated 70% of more than $500 billion in IT spending by U.S. companies flows through or is influenced by the approximately 160,000 solution providers in the country’s IT channel ecosystem, according to a 2020 study by CompTIA. Channel partners have become the de facto and trusted technology advisors for the SMB segment that represents a base of 31.7 million companies in the U.S. alone, according to the U.S. Small Business Administration Office of Advocacy. Within this base of channel partners, according to the 2019 McKinsey Study, 95% of MSPs and VARs prefer a reseller model in lieu of a traditional agent-based approach. This highlights the significant opportunity ahead of us to tap the broader channel partner network and offer them our differentiated CORE model that allows them to retain direct customer and billing relationships with their customers while providing them with better economics and potential to monetize additional solutions and services.

The IT environment is being consolidated, with fully integrated solutions replacing suboptimal, siloed point solutions. As organizations upgrade their existing legacy communications architectures, they are faced with a range of digital and cloud-based solutions that are often disparate and siloed. The deployment of multiple point solutions has resulted in increasingly complex IT environments that, for the IT administrator, are inefficient and expensive to manage and, for the end user, are difficult to navigate and deliver a suboptimal user experience. Now more than ever, there is a need for unified, fully integrated, feature-rich and simplified IT solutions. This need is particularly strong among SMBs that are served by MSPs or VARs. A significant opportunity exists in the communications and collaboration space to provide a comprehensive, ubiquitous and multi-channel solution that fully harnesses the power of modern communications and collaboration technologies.

Collaboration platforms are fundamental to the effectiveness of increasingly distributed organizations. Communication and collaboration have always played a fundamental role in how businesses operate. With the increasing prevalence of distributed and mobile workforces along with the proliferation of the work-from-home environment accelerated by the COVID-19 pandemic, effective, device-agnostic communication and collaboration solutions are becoming increasingly critical to enable companies and their employees, irrespective of their physical location, to disseminate information, stay connected and engage internally and externally.

Our Market Opportunity

We estimate the total addressable global market for our UCaaS and BCA solutions to be $67 billion. Our solutions benefit a broad range of users as captured by today’s large and growing base of information workers, defined by Forrester as employees who are employed at least 30 hours per week and use a communication device for at least one hour in a typical workday. According to Forrester’s 2012 model, in 2011 there were 478 million information workers globally while in their 2019 model Forrester estimated that the global number of information workers had grown to 1.25 billion in 2018. We believe this underscores the massive opportunity our solutions address.

Our UCaaS solutions address the Unified Communications, Collaboration and Cloud-Based Contact Center markets, which we estimate to amount to $42 billion based on IDC data, as well as the File Sync and Share market, which MarketsandMarkets has estimated to amount to $5 billion globally, as illustrated in the table below. Additionally, we have observed the following trends:

•

Gartner has estimated that of the 445.4 million business telephony users globally, only 105.0 million had migrated to cloud-based solutions by the end of 2020, representing a penetration rate of 23.6%. Gartner further estimates that in 2024 the number of global business telephony users on cloud-based solutions will be 186.3 million, representing an estimated compound annual growth rate of 15.4%. Gartner estimates that there were 340.4 million on-premise business telephony users in 2020. The migration to the cloud of NEC’s installed base of on-premise business telephony users, estimated to be approximately 80 million globally, represents an attractive opportunity that we are well positioned to address through our exclusive strategic partnership with NEC.

•

The North American business telephony market, our primary operating market today, is undergoing a migration to cloud-based solutions similar to the global market. According to Gartner, the number of business telephony users in North America in 2020 was 117.0 million, of which 41.4 million had migrated to cloud-based solutions, representing a penetration rate of 35.4%. In 2024, Gartner expects 68.2 million business telephony users to be on cloud-based solutions, representing an estimated compound annual growth rate of 13.3%.

•	Synergy Research Group estimates that number of UCaaS subscribers globally were approaching 14 million as of September 30, 2020, with US subscribers representing over 75% of total subscribers.

•

Omdia further estimates that by the end of 2020, there were 11.2 million contact center agent positions globally, of which 3.5 million were using cloud hosted solutions, representing a penetration rate of 31.3%. Omdia estimates that by the end of 2023, 4.5 million contact center agent positions will be using cloud hosted solutions, representing an estimated compound annual growth rate of 8.7%.

Markets Addressed by Our UCaaS Solutions	Total Addressable Market ($ billions)
UC collaboration(a)	$20
Hosted voice/UC public cloud (UCaaS)(a)	$13
File sync and share(b)	$5
Cloud-based contact centers(c)	$4
Managed voice/UC private cloud (UCaaS)(a)	$3
Videoconferencing systems(a)	$2
Total	$47

(a)	Represents forecasted Worldwide Unified Communications and Collaboration revenue in 2020 as defined by IDC.
(b)	Represents estimated 2020 enterprise file synchronization and sharing market size by MarketsandMarkets.
(c)	Represents forecasted Worldwide Contact Center Applications Software revenue in 2020 as defined by IDC.

Our BCA solutions address markets whose combined global size is estimated to be $20 billion according to various third-party market sources, as illustrated in the table below.

Markets Addressed by Our BCA Solutions	Total Addressable Market ($ billions)
SIP trunking(a)	$9
Email service/server software(b)	$6
Secure email(b)	$3
Email archiving(c)	$2
Total	$20

(a)	Represents estimated 2020 SIP trunking market size by IDC.
(b)	Represents estimated 2020 secure email gateway market size by Radicati Group.
(c)	Represents estimated 2020 email enterprise information archiving market size by MarketsandMarkets.

Our Differentiated Partnership Strategy

We primarily target small and medium-sized businesses (SMBs) with our solutions. We have built our business around a channel-first strategy whereby we distribute our solutions predominantly through our growing partner network. This model allows us to efficiently expand and accelerate our sales reach and better address our large but fragmented target market of SMBs, which rely heavily on channel partners to address their IT needs as well as address enterprise customers whom we also serve through our partner network.

Our philosophy is to empower our partners. We strive to eliminate the challenges that our partners face in addressing their customers’ needs by providing them with the tools, capabilities and support to effectively sell our solutions, serve their customers and achieve sustainable growth. Guided by this approach, we have been able to grow our partner network to more than 7,000 loyal and motivated partners as of December 31, 2020 and establish a position as an integral part of their businesses. We primarily recruit new partners through industry tradeshows, roadshows, co-marketing activities with distributors, and digital campaigns. Notable partners include NEC, with approximately 80 million estimated on-premise business phone users worldwide based on its internal estimates, and Costco Business Services, with millions of business members. Other partners include MSPs, VARs, managed print providers and IT consultancies as well as individual advisors serving companies spanning from small businesses to large enterprises.

The Key Benefits of Our Differentiated Partnership Strategy for Our Partners:

•

Platform built for partners. We have built our platform to both serve the needs of our end customers and to empower our partners. Our HostPilot cloud management platform provides our partners with an effective platform to market and sell our solutions to new customers and manage their existing customers. In addition, our integrations with leading third-party applications enable our partners to offer more comprehensive solutions to their customers and transfer data efficiently from our platform into the systems they use to manage their own businesses. For more details, refer to “The Key Benefits of Our Platform for Our Partners” below.

•

Highly attractive customer ownership reseller model. Our CORE model allows our partners to retain the direct customer and billing relationships with their customers and to integrate our solutions into their broader portfolio of solutions on their own terms, including pricing, packaging, billing and solution-bundling. This structure gives our partners greater control over the growth and profitability of their businesses. Because in this model the contract to deliver our solutions is between our partner and our end customer, it allows our partners to recognize the entirety of the amounts paid by the customers as revenue. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue and up to two times higher profit than our sales agents. This contrasts with the traditional approach adopted by most of our competitors in which our competitors own the end customer relationship themselves, either through direct sales or by limiting their partners to commission-based sales agent roles, while their partners’ customer relationships are gradually disintermediated by our competitors. Based on the 2019 McKinsey Study, 95% of VARs and MSPs prefer the CORE model over the sales agent model.

•

Flexibility. We offer our partners the flexibility to choose, on a customer by customer basis, whether they wish to sell under our CORE model or act as our commissioned agent to sell Intermedia-branded bundled solutions, where we are responsible for support and billing. The flexibility we provide allows our partners to optimize their business model around our solutions in a way that suits their individual circumstances and the preferences of their customers.

•

Business support. We provide extensive business support to our partners, including rebrandable marketing materials, marketing automation (including pre-built campaigns) and dedicated co-marketing assistance to our partners. Through Intermedia University, our digital training portal, we educate our partners on the underlying capabilities and technology of our solutions as well as how to sell, market and provide support for our solutions. We also provide technical and onboarding support to our partners to allow them to deliver a seamless experience to their customers and have developed a set of proprietary management tools that allow our partners to operate their businesses and serve their customers more efficiently.

The Key Benefits of Our Differentiated Partnership Strategy for Us:

•

Expansion of our partner network. Our partnership strategy is built on the alignment of interests between us and our partners, which we believe increases our partners’ loyalty and helps us to establish long-term, mutually beneficial relationships with them. This contributes to our ability to retain our existing partner relationships as well as actively recruit new partners to our platform, and therefore expand our partner network.

•

Partner network that is incentivized to sell our solutions. Due to the potential for higher revenue and more control over the customer relationship under our CORE model, compared to our competitors’ sales agent model and its associated risk of customer relationship disintermediation, our partners are highly incentivized to sell our solutions to their customers and to deepen their relationship with us.

•

Ability to scale our business in a capital efficient manner. In our CORE model, which represented 54% of our partner ARR as of December 31, 2020, our partners are responsible for the majority of the customer-facing activities, providing us with significant financial and operational leverage. In particular, our partners leverage our tools and support to handle sales, marketing, customer onboarding, billing and collections, and incur the costs associated with those activities. In addition, while we provide 24/7 technical support to our partners, they are responsible for providing the higher touch implementation and ongoing support services to their customers, which allows us to avoid the significant costs associated with providing support and service activities to our entire end customer base.

Our Platform

We provide a leading, proprietary cloud-based communications and collaboration platform for our end customers and our partners that serve them. The seamlessly integrated solutions on our platform are delivered and centrally managed through our proprietary HostPilot cloud management platform, which is the primary interface through which our partners market and sell our solutions to new customers and manage their existing customers and their solutions, and through which our direct customers manage their services with us. In addition, our HostPilot platform offers integrations with leading third-party applications to deliver more comprehensive solutions to our end customers and enable our partners to transfer data efficiently from our platform into the systems they use to manage their own businesses. Our platform is recognized as a leading, proprietary cloud-based communications and collaboration platform based on third-party industry reports and industry awards.

The Key Benefits of Our Platform for Our Partners:

•

Flexible pricing models and product configurations. Our platform allows our CORE partners to configure and set pricing for customized solutions assembled from our broad product portfolio. In particular, our platform offers a quoting tool that allows our partners to choose the solutions they want to sell, price them, add phones that will be pre-configured to work with the solutions and generate comprehensive quotes for their customers.

•

Capabilities for rebranding. Through our platform, our partners are able to deliver rebranded or unbranded solutions to their customers, as if the solutions were end-to-end delivered by our partners, including using their own brand for customer control panel appearance, system-generated email communications, sales and marketing materials, quotes, invoices, educational and support materials and technical documentation.

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Sales and marketing support. We provide our partners with rebrandable marketing materials and sales tools, enabling them to effectively communicate with their customers and sell our solutions. We also support our partners by providing them with sales leads.

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Education and training. Our digital self-paced training portal, Intermedia University, is accessible through HostPilot and allows our partners to access courses on sales training, marketing, product features and product support to improve our partners’ ability to sell our solutions and to support their customers. In addition, we provide our partners with a rebrandable Knowledge Base that they can offer to their customers and use for their own needs.

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Quality assurance tools. Our platform offers various tools to ensure the quality of service before, during and after the sale, including Intermedia’s proprietary pre-qualification and network assessment tool, referred to as VoIP Scout™, as well as an AI-based carrier downtime monitoring and alerting tool. These tools are easy to access and manage though HostPilot.

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Central cloud management platform. HostPilot enables our partners to manage their customers’ use of our solutions from an easy-to-use central control panel, as well as provision new accounts and add solutions to existing accounts. We also provide advanced migration and provisioning tools and wizards to facilitate frictionless transition to our platform.

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Automation of billing and taxation. Our platform automates billing and calculates taxes payable by customers at federal, state and county levels. This allows our partners in the United States to avoid the complex tax analysis and administration required as a result of the intricacy of the U.S. telecom taxation rules, which given its complexity and associated costs has historically prevented many channel partners from selling voice solutions to their customers.

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Platform integration with leading partner support solutions. HostPilot integrates with leading third-party partner support solutions such as ConnectWise, Autotask and Salesforce for easy billing, ticketing and quality of service issue reporting, and includes an open application programming interface (API) for custom integrations.

The Key Benefits of Our Platform for Our End Customers:

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Comprehensive portfolio of solutions. Our platform includes a comprehensive portfolio of enterprise-grade communications and collaboration solutions including video, voice, chat, contact center, email, productivity, file sharing, backup, archiving and security. As the nature of work is changing and becoming more collaboration oriented, our platform provides a collaboration hub for our end customers’ end users to operate effectively in this dynamic environment.

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Integrated platform. Our platform seamlessly integrates our products into a one-stop solution with a common, intuitive user interface which allows our end customers to manage an integrated set of communications and collaboration solutions and to avoid the cost, IT management complexity and interoperability issues that commonly arise with multiple, disparate point solution vendors.

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Omni-channel communications on any device. Our platform enables end users to connect with other users flexibly and fluidly through any relevant communications channel using a device of their choice, including business phone, desktop, tablet or smartphone. Furthermore, end users can interact through multiple channels and devices, in parallel during the same engagement.

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Empowering a distributed workforce. The ability to continue operating effectively while employees are geographically distributed has become a key requirement for businesses. Our platform enables employees to work virtually anywhere. Whether in the actual office, at home, or anywhere else, our customers’ workforce is armed with an entire office communications and collaboration suite for seamless business operations at all times.

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Easy onboarding, set-up and use. The solutions on our platform are designed for quick and smooth onboarding, set-up and ease of use, for both our end customers’ IT administrators and end users. In particular, our pre-integrated solutions provide intuitive, easy-to-use functionality and common user interface for end users across all levels of the organization. With comprehensive tools and J.D. Power-certified support, set-up and management require minimal resources, which administrators without extensive IT expertise are able to carry out. Specifically, our Cloud Concierge™ team is committed to transitioning customers to our solutions seamlessly and at no extra cost, with no data loss, no downtime and no disruption to their business.

•	All solutions managed from a single control panel. Our proprietary HostPilot cloud management platform integrates solutions, users and devices by enabling IT administrators to simultaneously manage our entire product suite of more than 20 UCaaS and business applications solutions for their entire employee base from a single control panel. HostPilot provides a command post with a common set of intuitive controls with unified control protocols, avoiding the inefficiency and friction associated with multiple disparate solutions.

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Flexible integration with other business solutions. Beyond our cloud communications and collaboration solutions, our end customers use various other cloud business solutions, so the ability to integrate our solutions into our clients’ broader IT stack is an important consideration for them. Consequently, we have designed our platform to integrate with cloud solutions in other business categories such as Google Workspace, ServiceNow, Zendesk, Oracle NetSuite, Salesforce, SugarCRM, Zoho, Slack, and the Microsoft 365 ecosystem of applications. In addition, our platform supports integration with on-premise applications, such as synchronizing with our end customers’ Active Directory.

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Security, privacy protection and compliance. We protect the users of our end customers and their data with powerful, up-to-date security protocols with a layered security model. Our monitored, secure data centers are geographically dispersed. We use redundant, enterprise-class firewall systems to help prevent unwarranted intrusions and operate multiple intrusion protection systems to help detect and deter malicious traffic. In addition, our solutions comply with major legal and regulatory frameworks, such as GDPR, CCPA, HIPAA, HITECH Act, PCI DSS and CPNI requirements. For more details, please refer to “Security and Privacy” and “Compliance and Certifications” below.

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Uptime and reliability. We offer a financially backed 99.999% uptime service level agreement (SLA) for our primary solutions, which translates to less than 26 seconds of downtime a month, representing superior reliability in our industry. Our uptime guarantee is made possible by our highly experienced engineering and operations team with decades of experience in architecting and operating cloud communications solutions. We believe our reliability is one of the key drivers of our growth and customer retention.

Our Key Competitive Strengths

We believe we have a number of competitive advantages that will allow us to increase our market share in the broader cloud communications ecosystem. Our competitive strengths include:

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Differentiated value proposition for our partners. Our partnership strategy differentiates us from our competitors. Unlike most of our competitors, we allow our partners to operate as customer ownership resellers whereby they retain direct customer and billing relationships with their customers. While we believe the commissions we pay our sales agents are competitive, CORE partners can earn up to five times higher revenue than our sales agents. This approach combined with the sales and marketing materials and support and up to two times higher profit, 24/7 technical support, and training that we provide to our partners has resulted in us establishing long-term, strategic and mutually beneficial relationships with them, further incentivizing our partners to sell our solutions to their customers. Replicating the support infrastructure and systems we have built for our partners would be time-consuming and require significant investments and expertise.

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Distribution power of our more than 7,000 active partners, including NEC, as of December 31, 2020. Our vast and growing partner network gives us tremendous leverage to grow our end customer base, increase revenue from our existing end customers and expand our footprint to new geographies without commensurate investment in our sales, marketing or support functions. In particular, NEC’s business phone base is estimated at approximately 80 million on-premise business phone users globally, whose migration to cloud-based solutions represents a significant long-term growth opportunity for us.

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Comprehensive portfolio of integrated and proprietary cloud communications and collaboration solutions. Due to the breadth of our application portfolio, we are able to offer comprehensive, integrated and easy-to-use solutions to meet our end customers’ and partners’ communication and collaboration needs, which saves them from the complexity of sourcing, integrating and managing multiple disparate solutions from different vendors. We own the underlying core technology of our proprietary platform and continue to develop it in-house, which allows us to rapidly adapt to evolving customer and partner requirements as well as achieve compelling unit economics and strong profit margins.

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Award-winning customer support. We were the first cloud provider to be recognized by J.D. Power for the quality of its customer support, and we are the only cloud provider to have earned the prestigious recognition for five years in a row. When our partners and end customers engage with our customer support and onboarding teams, our teams consistently achieve very high NPS, a testament to our excellent customer support. For the twelve months ended December 31, 2020, the average monthly NPS for our onboarding and technical support was 83, which is an outstanding score in our industry. For further discussion on our NPS, see “Market and Industry Data.”

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Track record and focus on innovative solutions. We have extensive experience in providing cloud-based essential business software solutions to the SMB segment and the partners that serve them. Our long track record of innovation includes our HostPilot control panel, our CORE partner model, and our pioneering role in converging UCaaS, video and web conferencing, CCaaS and business email solutions. In addition, as of December 31, 2020, almost 40% of our employees were dedicated to intellectual property development, a metric that is far above industry standard. Together, these factors position us well to deliver new innovative solutions to rapidly meet customers’ and partners’ present and future needs.

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Employee-friendly culture that allows us to attract and retain talent. Our employees are a foundation of our success. To ensure we are able to attract and retain talent, we have sought to create a workplace and culture that is positive, employee-friendly and encourages our employees to work towards our shared goals of delivering innovative solutions to our end customers and supporting our partners. The strength of our culture and employee satisfaction are underpinned by our Glassdoor ratings, which, as of February 2021 include a 4.8 overall rating, 97% friend recommendation rating, and 98% CEO approval rating, which are among the highest ratings across all companies for which Glassdoor ratings are available.

Our Growth Strategy

We focus on the following key elements to drive our growth strategy:

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Drive deeper relationships with our existing partners. Our growth accelerates as our existing partners add new customers, upgrade solution packages or sell additional solutions to our existing end customers. Our partnership strategy, including the flexibility of go-to-market alternatives we offer to our partners, our highly attractive CORE model, and the extensive support we provide to our partners, creates strong incentives for our partners to grow their businesses on our platform. Additionally, as of December 31, 2020, approximately 2,000 of our more than 7,000 partners had customers who subscribed to offerings from both UCaaS and BCA product groups while contributing approximately 67% of partner ARR, implying a significant upside opportunity from continued cross-selling.

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Leverage our exclusive, strategic partnership with NEC. We have made and continue to make significant investments to integrate our platform with NEC’s and its partners’ systems in order to maximize the significant growth opportunity our strategic partnership provides. Through our exclusive arrangement with NEC, NEC and its partner network offer NEC-branded versions of our cloud-based communications and collaboration solutions for resale to NEC’s global customer base estimated at approximately 80 million on-premise business phone users.

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Continue to drive growth of our UCaaS business through innovative solutions. We will continue to pursue growth of our UCaaS business by introducing new features and integrating new technologies and solutions that our innovation pipeline delivers to meet the needs of our end customers. Our architecture is designed to allow for frictionless integration of new solutions arising from product development or acquisitions, which enables us to react quickly to changing market conditions. For the twelve-month period ended December 31, 2020, our team completed over 865 product features. In addition, our speed of delivery increased by 36% and productivity improved by 14% when comparing the quarter ended December 31, 2020 to the quarter ended December 31, 2019. We plan to continue with the rapid pace of introducing new features, in particular in certain vertical markets and for larger enterprises while investing in back-end tools and automation.

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Expand internationally. We have historically primarily focused on the North American market with 95% of our revenue in the year ended December 31, 2020 derived from customers based in the United States. More recently, we started expanding and localizing our solutions portfolio for the European and Asia-Pacific markets and have started hiring to establish presence in these markets. Our international expansion will be primarily pursued through our exclusive strategic partnership with NEC.

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Grow our partner network. We have developed a highly efficient partner recruitment, onboarding and enablement engine, which allows us to grow our partner network efficiently. As our partner network grows, we gain access to a larger base of potential end customers, which provides an expanding pipeline that drives the growth of our business.

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Selectively pursue acquisitions and strategic investments. We may continue to selectively pursue acquisitions and strategic investments in order to strengthen our platform with new capabilities and solutions as well as to expand our position in our existing markets or to establish a presence in new markets. To complement and strengthen our UCaaS solutions suite, we acquired AnyMeeting, a cloud-based web and video conferencing and webinar software platform provider, in 2017 and Telax, a CCaaS platform provider, in 2019.

Our Products

The portfolio of solutions we offer on our proprietary platform consists of Unified Communications-as-a-Service (UCaaS) solutions and Business Cloud Applications-as-a-Service (BCA) solutions. Our UCaaS solutions include and integrate video, voice, contact center, chat, fax, and file backup and collaboration. The BCA solutions include hosted Microsoft Exchange email and various complementary value added services such as email protection, archiving and encryption, identity and access management, secure file syncing and sharing, the Microsoft 365 suite, as well as other services including SIP trunking. Through HostPilot, our end-customers are able to select specific solutions from our comprehensive product portfolio and manage themselves, or via partners, the delivery of these solutions to their end-users.

Due to the breadth of our application portfolio, we are able to offer comprehensive, integrated solutions to meet our end customers’ and partners’ communications and collaboration needs, which saves them from the complexity of sourcing, integrating and managing multiple disparate solutions from different vendors.

Along with our proprietary solutions and offerings, we and our partners offer third-party IP phones from industry leaders, including Poly, Yealink and NEC, to support our UCaaS offerings.

Unified Communications-as-a-Service

Intermedia Unite®. Intermedia Unite is our fully integrated, cloud native, unified communications and collaboration platform that combines video, voice, contact center, chat, fax, and file backup and collaboration solutions into a seamless experience, accessible via mobile or desktop applications. The key components and functionality of Intermedia Unite consist of the following:

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Business Phone System (Voice): Over 90 enterprise-grade calling features, excellent network call quality and a 99.999% uptime SLA. Intermedia Unite phones are delivered pre-configured, are plug and play, and work seamlessly with the Unite service.

•	Desktop and Mobile Softphone: Full-featured business phones available in both desktop and mobile applications.

•	AnyMeeting® Video Conferencing: In-app and web browser based, high-definition (HD) quality audio and video stream with screen sharing, annotation and recording with transcription.

•	Remote Office: Intermedia Unite phones and applications work seamlessly and with full functionality from any location that has an Internet connection.

•	Contact Center: Customizable call flows and ability to combine voice, short message service (SMS), chat, and e-mail queues into a single omni-channel experience.

•	Voicemail: Includes transcribed voicemail messages delivered via email or viewed in the desktop and mobile apps.

•	Presence Indicator: Function that enables users to see availability of other users across various applications, included in Intermedia desk phones and desktop and mobile applications.

•	Fax: Virtual fax service that allows end users to receive and manage faxes via the web or email.

•	Team Chat and Business SMS: Ability to send and receive text messages automatically synchronized across Unite mobile and desktop apps.

•	SecuriSync® File Collaboration and Backup: Real-time sharing and backup of all files and point-in-time file restoration for quick recovery from ransomware and other types of data loss.

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Integrations: Turnkey integrations with productivity applications including Microsoft Teams, Outlook, Microsoft 365 and Google Workspace, as well as CRM software integrations with Oracle NetSuite, Salesforce, Zendesk, SugarCRM, Zoho, Microsoft Dynamics 365 and ServiceNow.

The following solutions, which are included in various Intermedia Unite packages, are also available on a standalone basis:

AnyMeeting Video Conferencing. Our integrated video conferencing solution is available on desktop (Windows/Mac) and mobile devices (iOS/Android) and includes 720p HD quality video, HD quality audio through VoIP and traditional Public Switched Telephone Network (PSTN), conference call numbers, screen sharing with annotation, remote control capabilities, cloud recording and transcription of meetings. Security features include meeting passwords and unique meeting URLs, meeting locking with waiting room, participant removal and encryption for all meetings.

AnyMeeting Webinars. Our webinar solution includes a rich set of live webinar features such as HD quality video with multiple presenters on video, screen sharing, presentation upload support and file sharing, audience polling, Q&A and chat (public and private chat for presenters), cloud recording, and audience waiting room. In addition to these real-time capabilities, the solution also allows for email blast invites (up to 3,000 emails), custom registration form development and hosting, post-webinar surveys, and a “Webinar Hub” that allows hosts to publicly list all of their upcoming webinars and recordings. The platform also includes reporting capabilities for webinar registration and attendance, as well as integration with Zapier, which facilitates further integrations with external CRMs and marketing platforms.

Intermedia Contact Center. Our proprietary, omni-channel, cloud-native contact center solution can be deployed as a feature of Unite, as an add-on to Intermedia Unite or stand-alone to be used with an existing phone system or other infrastructure. Different from on-premise contact center solutions that may take weeks to set up, our cloud contact center can be set up within days and includes an extensive set of features such as interactive voice response (IVR), omni-channel routing of incoming customer interactions (voice, email, web chat and SMS) and the ability to contact customers using their preferred method of communication. The efficiency improving features of our contact center solution include advanced skills-based routing that delivers incoming interactions to the right representatives at the right time, the ability to assess agent performance and optimize their scheduling, and the ability to monitor contact center activity in real-time and push custom and pre-defined reports to track performance.

SecuriSync File Collaboration and Backup. Our SecuriSync application combines easy to use file syncing and sharing and backup tools with enterprise-class control and protection. For end users, SecuriSync keeps files and folders in sync across virtually any device and facilitates easy sharing inside and outside of a business, enabling end user access to the most current versions of files from any device. For IT administrators, SecuriSync offers comprehensive security features, including built-in anti-ransomware, anti-malware and antivirus protection, and permissions-based sharing. Our SecuriSync application is also included in our BCA offerings.

Business Cloud Applications

Microsoft Exchange Email Plus. We provide a cloud-based, enterprise-class email, contact and calendaring service, which utilizes Microsoft Exchange and Outlook technology. We are one of the world’s largest independent providers of Exchange-based cloud email, which we host in multiple data centers to ensure high uptime and reliability. Our Exchange email is integrated with our Unite set of solutions as well as complemented by Microsoft 365 productivity apps and comprehensive compliance and security capabilities including email security, email archiving and email encryption.

Microsoft 365 Plus. We provide Microsoft 365 integrated with and complemented by comprehensive compliance and security capabilities including email security, email archiving, email encryption, as well as backup for the entire Microsoft 365 workspace (including OneDrive, Microsoft Teams, SharePoint and Exchange Online).

SIP Trunking. Our SIP trunking service allows our premise-based phone system customers to consolidate their voice and data traffic and route their phone calls over the Internet, resulting in significant cost savings compared to paying on a per-line basis for traditional analog or digital phone lines. Most new phone systems are compatible with SIP trunking with no investments in new equipment required. SIP trunking includes optional add-ons including toll free numbers, remote market numbers and failover routing.

HostPilot

All of our offerings are delivered and centrally managed through HostPilot, our cloud management control panel. The HostPilot control panel and our platform’s interoperability allows our partners, as well as our end customers’ IT administrators and end users, where applicable, to seamlessly configure, deploy and manage our solutions.

Partners. For our partners, HostPilot, branded “Partner Portal,” delivers 360-degree business capabilities from quote to cash collection, from sales to implementation, and from support to billing. Through HostPilot, our partners can easily provision new accounts, add solutions, access rebrandable marketing materials, and obtain the latest technical documentation and online training for our solutions. The platform enables our partners to conduct business in a variety of ways, including on a CORE or sales agent basis depending on their chosen business model. The platform enables our partners to create and manage quotes, price and bill, and also calculates taxes payable by customers at federal, state and county levels, which in the United States involves a high degree of complexity given the intricacy of the U.S. telecom taxation rules. HostPilot integrates with leading third-party partner support applications such as ConnectWise, Autotask and Salesforce for easy billing, ticketing and quality of service issue reporting, and includes an open application programming interface (API) for custom integrations.

IT Administrators. For end customers’ IT administrators and the partners who fulfill this role, HostPilot allows our solutions to be managed from a single control panel with an intuitive interface that is available on virtually any device and from any location. IT administrators can add, delete or modify users, as well as add additional IT administrators with customized roles and privileges. For end customers that have not completely transitioned to the cloud, HostPilot also supports integration with on-premise applications, such as synchronizing with end customers’ Active Directory. In addition, HostPilot utilizes two-factor authentication for identity and access management, which enables IT administrators to improve compliance with strong password policies as well as lower support costs. HostPilot also includes an Integration Center, hosting applications for user integrations with productivity tools such as Microsoft Teams, Outlook, Microsoft 365 and Google Workspace, as well as industry-leading Customer Relationship Management (CRM) applications such as Oracle NetSuite, Salesforce, Zendesk, SugarCRM, Zoho, Microsoft Dynamics 365 and ServiceNow.

End Users. For the end users of our solutions, HostPilot serves as a management hub for their cloud solutions, enabling them to easily access features such as changing their password, updating their “out of office” settings and viewing their storage consumption. HostPilot utilizes two-factor authentication for identity and access management, which offers a single portal for secure, one-click access to their cloud solutions secured by two-factor authentication.

Partners

We have built our business around a channel-first strategy whereby we distribute our solutions predominatly through our growing partner network. This model allows us to efficiently expand and accelerate sales reach in our SMB target market by leveraging our partners’ industry, product and geographic knowledge and deep customer relationships, as well as their trusted role as information technology consultants, advisors and infrastructure and application installers for their customers. While we primarily target SMBs, we also serve enterprise customers through our partner network. Our partnership strategy, which differs from the traditional approach adopted by most of our competitors, is to establish long-term, strategic and mutually beneficial relationships with our partners to support them in serving their customers and achieving sustainable growth. Our partner network as of December 31, 2020 consisted of more than 7,000 MSPs, VARs, telecommunications companies and other IT services firms. Our partner network represented 72% of our revenue and 83% of our new bookings in the year ended December 31, 2020. Despite the significance of our partners to our revenue, no partner represented greater than 5% of our revenue in the year ended December 31, 2020.

We offer our partners the flexibility of choosing between various arrangements to partner with us, including operating as our CORE partners, Agent partners, or Distributor partners. The CORE model differentiates us from our competition and is the most popular model among our partners. For more details, see “—Our Go-To-Market Model.”

In April 2020, we entered into an exclusive, five year strategic partnership with NEC whereby NEC offers our UCaaS solutions for resale on a private label basis, directly and through its own partner network, to its global customer base. NEC’s on-premise business phone base, estimated to be at approximately 80 million global users, is the largest installed base within the SMB segment and third largest across all customer segments, globally. We believe the primary reasons why NEC chose to partner with us include:

•	The breadth and completeness of our cloud communications and collaboration solutions;

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Our partnership strategy and the CORE model we offer, through which we allow NEC and their partner ecosystem to resell our solutions under NEC’s brand and retain ownership of their partner and customer relationships; and

•	Our Worry-Free Experience, grounded in 24/7 outstanding customer support that has been certified by J.D. Power for five years in a row.

The NEC partnership provides us with a significant long-term growth opportunity and a platform to expand internationally while also underscoring the strong appeal of our differentiated partnership strategy. Under our agreement with NEC, we committed to make cash payments to NEC in the aggregate amount of $25.0 million between April 2020 and May 2023 to fund NEC sales and marketing activities for our solutions. As of December 31, 2020, $8.0 million of this amount had been paid. In addition, we have issued a warrant to NEC that expires in April 2027 to purchase up to 2.8 million Class A units of our parent company, Ivy Parent, at an exercise price of $6.50 per unit, with the number of units exercisable under the warrant determined by NEC’s highest monthly sales volume on or before April 2023. The warrant requires a minimum of $2.0 million in monthly sales (i.e., a rate of $24.0 million in ARR) for any of the warrant units to be exercisable (at which point the warrant would be exercisable for approximately 0.5 million units), and the warrant becomes fully exercisable if the monthly recurring revenue equals or exceeds $12.0 million (i.e., a rate of $144.0 million in ARR, with each $2.0 million increment of monthly sales (between $2.0 million and $12.0 million) resulting in increases in the number of warrant units exercisable). NEC has a one-time option to cancel the warrant in April 2023 in exchange for either a pricing reduction of up to 6% or a cash payment equal to the then-current difference between the fair market value of the exercisable units and the exercise price of the warrant, to be selected at our discretion. There are no minimum or committed purchase levels under the agreement. We have over 400 NEC partners that have accepted NEC’s partner agreement to sell our UCaaS solutions under the NEC brand. We expect the number of NEC partners to grow significantly going forward as we continue to strengthen our relationship with NEC and expand our presence globally.

Partner Case Studies

Regional phone company

Situation: With a philosophy that service is always personal, a regional value-added reseller (VAR) of commercial voice and data technology services, serving customers across twelve states, enjoys deep relationships with its regional clients and brings 30 years of communications technology experience to the regions where it operates. Realizing the constraints of on-premise technology and the trend toward cloud communications solutions, the VAR started seeking a cloud communications supplier, turning initially to their legacy on-premise phone system provider. When their existing provider was unable to supply a solution that met their business needs and those of their customers, the VAR selected Intermedia as its cloud communications supplier in 2018.

Results: The VAR utilizes the CORE partner model, selling its own private label versions of our UCaaS solutions. It has grown its cloud communications business into a sizeable operation over three years while retaining the profitable, long-term trusted-advisor relationships with its existing customers and adding new customers to its base. The key reasons why the VAR selected us as its cloud communications solution provider include our comprehensive cloud communications platform to counter the declining on-premise phone market, the ability to retain existing customer relationships and realize growing recurring revenue from them, and our partnership approach, which involves providing the VAR with the right tools for selling, marketing, and providing high quality support to its customers.

Office Equipment Dealer

Situation: A privately held office technology company, specializing in managed print services is one of the largest office equipment dealers in the United States, with hundreds sales representatives, tens of thousands of customers and offices in eight states. With a business built on commercial copier and print management, the office equipment dealer sought to accelerate growth by supplementing its copier and print management revenue with high-growth, high-margin, recurring cloud communications revenue. The office equipment dealer conducted a comprehensive search for an exclusive cloud communications partner that included many leading providers, ultimately selecting Intermedia as its cloud communications provider in 2017.

Results: The office equipment dealer utilizes the CORE partner model, selling its own private label versions of our UCaaS and CCaaS solutions. Over a three-year period ending in 2020, the partner has grown its cloud communications revenue at an approximately 50% annual compounded growth rate to a sizeable ARR business with approximately 50% gross profit margin. Our “sell-with” model, in which our sales professionals become part of the office equipment dealer’s salesforce to help it close deals, onboard clients and accelerate sales enablement, has contributed meaningfully to its sales results.

The office equipment dealer selected us as its cloud communications provider due to our private label model that allows the office equipment dealer to retain its customer relationships while realizing strong revenue growth and attractive margins, its superior J.D. Power-certified customer support, and our differentiated “sell-with” sales support model.

NEC Reseller

Situation: One of NEC’s larger value-added resellers (VAR) in North America has sold Unified Communications products since 1989 and grown that business to comprise a base of 8,000 customers with hundreds of thousands of on-premise phones. With the trend of businesses migrating from on-premise systems to UCaaS solutions, the VAR saw a revenue growth opportunity in offering a cloud-based communications solutions to its customers.

Results: The VAR selected the NEC-branded versions of our UCaaS, CCaaS, and file sharing solutions as its primary cloud communications offering. Having commenced the sales in May of 2020, by the end of the year the VAR was generating significant revenue from selling to our cloud communications solution. The VAR plans to actively migrate its very large customer base from on-premise systems to our cloud communications solution. The VAR selected NEC and Intermedia as its partners due to the ability to retain its customer relationships, the flexibility of the partner models available, and the superiority of our cloud communications solutions, which are easy for customers to use, manage, and implement while delivering outstanding reliability.

IT Distributor

Situation: A United States-based IT distributor with nearly 200 offices and distribution centers across the globe, several hundred thousand partners operating in 160 countries, and revenue of more than $50 billion helps us to recruit, invoice, and manage value-added resellers, managed service providers, and systems integrators from its broad community of partners. The IT distributor’s partnership with us started in February 2009 when it helped us recruit channel partners to sell Hosted Exchange (HEX), our primary product at the time.

Results: More recently, the IT distributor has shifted focus to recruiting channel partners to sell our UCaaS solutions, achieving 150% growth in ARR between January 2019 and December 2020. Of all the cloud communications vendors that this distributor partners with, ARR from our cloud communications solutions was one of the highest at the end of 2020. Within the IT distributor’s Cloud Business Unit, our partnership is designated by the IT distributor as a high priority. The IT distributor values our differentiation in offering a full array of solutions, through our unique CORE model that allows partners to own their customer relationships, as well as through our attentive service to partners and the ease of issue escalation via our dedicated sales force and support infrastructure.

Our End Customers

We have a diverse end customer base comprised of over 122,000 companies (as of December 31, 2020), primarily in the SMB segment. Our end customers span a wide range of industries including technology, manufacturing, construction, financial services, legal and healthcare. To date we have primarily targeted SMBs in the United States, but are actively expanding our presence internationally by leveraging our partner network, including NEC. The loyalty of our end customer base and the mission critical nature of the solutions we deliver to our end customers is evident in the high revenue retention. Our revenue is diversified across our end customer base. No single end customer accounted for more than 10% of our revenue in the year ended December 31, 2020.

Customer Case Studies

Residential and commercial moving company

Situation: Prior to Intermedia, a full-service provider of residential and commercial moving, storage, and logistics solutions (moving company) operated with on-premise phone systems in each of its offices in five states. To accommodate the moving company’s mobile workers, phone lines from its regional offices had to be connected to the main office using VPNs, which were complicated to deploy and insufficient once the stay-at-home orders resulting from the COVID-19 pandemic prompted most workers to work remotely. While the moving company could redirect some calls from empty offices, the system could only handle four calls at a time, triggering busy signals for callers beyond the limited capacity. Remaining on premise-based systems would have required purchasing more hardware and technology, which would have been cost-prohibitive and required onerous workarounds that would have fallen short of meeting the moving company’s business needs.

Solution: After conducting a comprehensive review of five leading vendors, the moving company selected the Intermedia Unite solution, private labeled through a regional VAR. The moving company also subscribed for over 100 seats of our Contact Center as a Service (CCaS) solution to handle higher sales and customer service call volumes. The moving company’s management appreciates the reporting functionality of the Contact Center solution that allows tracking customer experiences and continually improving customer service. The IT administrators at the moving company relish the simplicity of single sign-on with an easy to operate control panel for managing users. When the stay-at-home orders resulting from the COVID-19 pandemic began, employees shifted to remote work without a hitch. The moving company is happy not only with our communications solution, but also with the superior service provided by our trusted VAR partner.

Health Department for a Major U.S. Metropolitan Area

Situation: The health department for a major metropolitan area provides healthcare to more than 600,000 unique patients with more than 2,000,000 appointments annually. The department has historically struggled with a high “broken appointment rate” (the percentage of appointments in which the patient does not show up), largely because the department had no automated way of sending out reminders. To resolve the situation, the department searched for a one-stop solution for all of its communications needs.

Solution: The department turned to our suite of solutions to help them solve these challenges. Our cloud-based Contact Center solution, which was rolled out across the department, helped the department automate the sending of reminder notifications to patients across voice, text, and email, and in multiple languages to better serve the department’s diverse patient base in this major metropolitan market. As a result, the broken appointment rate declined by 21% across multiple testing sites. When surveyed, 97% of the respondents found the notification feature helpful. The department also relied on our suite of solutions during the COVID-19 pandemic when its staff shifted to remote work, both to respond to an abnormally high volume of inbound patient queries and to proactively send out hundreds of thousands of pandemic-related information updates.

Radio Broadcasting Company

Situation: A regional radio broadcasting company (radio group) operates 25 radio stations in five states. The stations range in genre from country to classic rock and hip hop to top 40. Aside from matching the right music and personalities with each market, a common element across each of the radio group’s stations is efficient operations. When the radio group buys into a market, they immediately upgrade to digital equipment across the board – from radio broadcasting to business communications. Doing so increases the quality of broadcasting and operations while also mitigating expenses. In an industry that runs on tight margins, efficient operations are imperative for success and continued expansion.

Results: At the time of the radio group’s founding in 2013, having considered alternative vendors, it selected Intermedia as their communications solution provider. Starting with our hosted Exchange email, the radio group has since expanded its portfolio to include Intermedia Unite unified communications, AnyMeeting webinars, and hosted Microsoft 365. With the acquisition of each new radio station, the suite of Intermedia solutions is deployed. The radio group believes that the benefits of hosting multiple communications solutions all in one place include easy administration, flexibility in managing employee communications and the convenience of a single bill. From a business continuity standpoint, when the COVID-19 pandemic mandated sheltering in place, all of the radio group’s stations were able to switch to a remote working model without missing a beat.

Professional Sports Team

Situation: A major professional sports team sought a communications platform of voice, video, email, and contact center to facilitate front-office business communications internally and with suppliers, fans, league officials, and members of other franchise teams. With ticket sales as a primary source of income for the team, seamlessly integrated contact center functionality was particularly important for their selection.

Solution: We provided a comprehensive, integrated solution to the team that encompassed Intermedia Unite unified communications, AnyMeeting video conferencing, Contact Center, and hosted email solutions. With the organization deployed on our solutions, the team was able to maintain full business continuity when employees shifted to a remote work model during the COVID-19 lockdown and will continue to do so, including all ticket sales activity, as they begin preparing for the 2021 season. During the pandemic, the team also relied on AnyMeeting video conferencing as their primary channel for keeping fans connected with the players. For example, the team hosted a series of webinars in which 10-20 season ticket holders per session were virtually connected through our AnyMeeting solution with team players for a live discussion to create the all-important fan experiences and to bring back a sense of normalcy and community. During the 2020 season, the team also broadcasted live fan “watch parties” on their stadium jumbotron scoreboard using our AnyMeeting solution to bring the fan energy into the stadium when pandemic regulations prohibited them from attending games.

Customer and Partner Support

Our Worry-Free Experience commitment represents our pledge to provide our partners and end customers with high-quality support and reliability to enhance their experience with our solutions. We provide 24/7/365 service support coverage and a Cloud Concierge team to support end customers’ onboarding process to our platform. Technical support calls are answered and managed by specially trained Intermedia personnel with a stated goal of answering calls within 60 seconds and providing first call resolution. Aside from calling, partners and end customers can also reach us via the Intermedia support portal, chat and email. We provide an online training and certification platform for our partners, and we also offer self-service support for partners and end customers in the form of our online knowledge base.

Our Cloud Concierge team is staffed with experts that focus on migrating end customers from their on-premise systems and/or other cloud solutions to the Intermedia cloud communications platform. We are committed to transitioning our end customers seamlessly and at no extra cost to our cloud communications platform with no downtime, no data loss and no disruption to their businesses. The process ensures partners and end customers have a single point of contact, providing transparency and allowing our end customers to transition to our platform at their own pace.

The quality of our customer support is recognized by independent third parties including J.D. Power, which has certified our customer support for five years in a row. For the twelve months ended December 31, 2020, the average monthly NPS associated with our onboarding and technical support was 83, which is an outstanding score in any industry and implies high customer satisfaction.

Our Technology, Infrastructure and Operations

Overview

We provide our solutions to our end customers via a software-as-a-service model. Our multi-tenant architecture, through which we aggregate multiple end customers on a secure shared infrastructure, allows us to build a cost-effective and highly scalable cloud communications platform that provides significantly higher levels of reliability and performance than our end customers could typically achieve on their own.

We are dedicated to providing a Worry-Free Experience to our end customers and partners, and we invest significantly in our infrastructure to deliver high levels of availability, performance and security for our solutions. To deliver a high availability service, our cloud infrastructure is engineered with redundancy at every level of the architecture, including our data centers, computing, data storage, network and applications. We use enterprise-class hardware for our network, computing and storage infrastructure, and we provide our customers with a 99.999% uptime service level agreement.

Data Centers

We have strategically selected our data center locations with the aim of improving performance by reducing latency to end customers, increasing availability through redundancy and sensitivity to data sovereignty issues. Our data centers are a combination of Intermedia private cloud data centers and public cloud data centers. Our solutions are currently delivered out of 10 co-located data centers, with six in the United States, two in Canada, one in the United Kingdom and one in Australia. In addition to our co-located data centers, we provide service out of AWS and Azure public cloud data centers located in the United States, Ireland, Germany, Australia and Japan. The data centers are operated by leading third-party colocation and public cloud providers and feature redundant power systems.

Cloud Applications, Compute, Data Storage & Network

Our applications are designed to provide instant access to communication and collaboration services as well as business tools from anywhere.

Our end customers’ office-based and mobile workforces use a single client application that can be easily deployed on any desktop or mobile device to access various enterprise-grade communication and collaboration solutions from anywhere. This application provides seamless and secure access to business telephony, video conferencing, chat and presence, contact center, file sharing and backup solutions.

To help our end customers’ IT administrators manage our full suite of solutions across users and devices, we couple our platform with intuitive web-based management interface called HostPilot. HostPilot fully automates user creation, service provisioning and configuration, billing and reporting.

Our partners use our web-based Partner Portal that helps them to quickly learn about our products, market and sell our solutions, and create and manage their end customers’ accounts. Partner Portal provides white labeling capabilities for HostPilot and client applications. Partner Portal also easily integrates with existing partners’ back office systems and leading third-party applications for single sign-on, CRM, billing and reporting.

Our services are designed to be fault tolerant, highly available and scalable. This approach allows for user applications to connect to multiple live service instances deployed in separate physical fault domains. This extra layer of redundancy means that if there is an unexpected failure in a lower layer of the infrastructure, an instance of the application will remain available to provide service to the users.

We constantly monitor our client applications to help ensure optimal performance and customer experience. Applications and services are continuously updated to deliver new features and improve existing functionality.

Additional layers of redundancy are created by leveraging virtual computing technologies on top of clusters of physical computing infrastructure. This design prevents a hardware failure of a physical server from having an impact on the applications running within Intermedia’s cloud infrastructure.

Protecting end customer data is critical to our business. We operate large storage area networks, or SANs, on which we maintain multiple copies of critical end customer information. In addition, we offer data archiving solutions to help end customers comply with industry-specific regulatory requirements. Our SecuriSync file storage product is deployed with encryption-at-rest technologies designed to protect end customer data even when it is not in transit through networks.

Our data centers are connected to multiple Internet service providers (ISPs) to help ensure availability, as well as performance by reaching customer endpoints quickly and efficiently. Customers of our UCaaS products are automatically connected to the closest data center via a dynamic routing protocol.

The Intermedia voice network, which is used by our UCaaS and SIP trunking products to deliver voice calls to the Public Switched Telephone Network (PSTN), is connected to more than a dozen carriers, which helps to ensure successful call completion in a cost-effective manner. We use multiple inbound toll-free providers to provide redundancy options in case one of the providers has a service issue.

Our production networks are built on physically redundant infrastructure, featuring automatic failover in the event of a hardware failure.

Operations and Security

All of Intermedia’s cloud communications services are monitored 24x7x365 by Intermedia’s global operations and security teams. This highly skilled team of engineers and system administrators responds in real-time to any event in the cloud infrastructure to make certain services are not impacted.

Intermedia has a dedicated global team of cyber security professionals and engineers who are responsible for guaranteeing the security of Intermedia’s cloud communications infrastructure. Intermedia’s cloud communications infrastructure is protected by a secure perimeter of firewalls, intrusion prevention systems and two-factor authentication technologies. DDoS mitigation services are in place to defend against denial of service attacks. Vulnerability management programs are in place to protect against application and operating system exploits.

Sales

We sell our solutions both indirectly through our network of more than 7,000 active partners (as of December 31, 2020), who contribute a majority of our sales, and directly through our internal sales force. Our sales efforts focus on acquiring new end customers through our partners or directly, maintaining a high level of customer satisfaction and retention and cross-selling additional solutions to our existing end customers through our partners or directly. Consistent with our partnership strategy, most of our internal sales force operates in roles where they support the sales efforts of our partners. Those end customers who prefer to buy our solutions directly from us are able to do so through our direct sales force. In addition, through our direct sales efforts, we gain insight into the buying behaviors of our end customers, which in turn informs our product development roadmap and enables us to share direct sales and marketing best practices with our partners to enhance their sales and marketing efforts.

We provide our partners with the opportunity to sell our broad suite of solutions primarily under two business models: a CORE model and an advisor, or sales agent, model. Most of our partners prefer the CORE model because it allows them to realize superior economics and retain direct customer and billing relationships by contracting directly with their customers to provide our solutions using their own brand or on a co-branded basis. For partners more comfortable with the traditional structure, we also offer our advisor model, in which partners act as our sales agents and the contract to provide the service is between the end customer and us. Partners that choose the advisor model receive a monthly commission from us, which is based on a percentage of the monthly recurring revenue collected from the end customer by us. For partners in either model, we provide extensive training and certifications on our products, marketing assistance and service support.

Our direct sales force is focused on converting potential leads into subscribers of our solutions. Quota-carrying sales representatives focus on telesales and qualifying leads generated through our marketing activities. Customers can also purchase some of our solutions directly online without the assistance of sales representatives. Following completion of a sale, account management representatives manage additional sales of our solutions to existing end customers and engage our Cloud Concierge team and customer service teams to manage the customer onboarding and continuing support. Our internal sales force is supported by our sales engineering and product specialist team, who assist with more technical conversations with end customers and prospects.

Marketing

We market through partners, to partners and directly to end customers. Our marketing activities are designed for maximum leverage by our partner community to drive increased demand and incremental revenue with their respective audiences.

For our partners, we offer many valuable resources to help them execute their outbound marketing campaigns, including content, tools, training, pricing, promotions, assistance and market development funds. We build comprehensive campaigns for each of our solutions and then package the campaign resources into ready-to-deploy kits for partners to easily use. The campaign kits include advertising, emails, collateral, presentations, videos, landing page templates, sales scripts and instructions for execution. Because we offer multiple partner models, we build campaigns in multiple formats to support private label and Intermedia-branded go-to-market models. With our largest partners, we assign field marketing managers to conduct on-going co-marketing activities.

Our partnership with Costco Business Services, which has been in effect for over a decade, differs from our other partner arrangements where our partners are responsible for closing the sale of our solution to the end customer. Our co-marketing program with Costco Business Services allows us to leverage Costco’s brand and membership base of millions of businesses to help sell our solutions, with our direct sales force responsible for closing the sale.

Marketing also plays a role in building our partner network. We recruit new partners through attendance at industry tradeshows, roadshows, co-marketing activities with distributors and digital campaigns. Our enablement programs for new partners focus on product education, pricing, promotions, campaigns, selling motions and the significant advantages our platform offers. We keep partners engaged through roadshows, hospitality, advisory boards, panels and webinars.

We also market directly to potential end customers, primarily through the digital channels where our potential end customers are found. Once we identify a potential end customer, our customer touchpoints are integrated to facilitate communication with potential customers, encourage evaluations of our solutions and generate qualified leads for our sales organization.

To continually build awareness for Intermedia, we create distinct and compelling content that brings our differentiated brand promise to life, and we then leverage public relations, industry analysts, social media and content syndication to amplify our message. Our multi-year sponsorship agreement with the San Jose Earthquakes Major League Soccer franchise further contributes to our brand awareness efforts.

Suppliers

We have entered into agreements with several suppliers. Some of these agreements give us rights to resell third-party products, while others provide us with a license to certain technology that is essential to the operation of our solutions and infrastructure. Currently, our most significant suppliers include Microsoft, VMware and third parties that provide call termination, call origination and emergency calling services.

Our relationship with Microsoft began in 2006 and gives us the right to resell and bundle several popular Microsoft products, together with our own proprietary solutions, as part of our broader portfolio of solutions. We also have a cloud reseller agreement with Microsoft under which we sell Microsoft 365 email and productivity products.

Research and Development

Our engineering team has significant experience in various disciplines related to building and operating cloud-based solutions including Voice over Internet Protocol (VoIP), video conferencing, contact center, chat, backup, email, file syncing and sharing, identity and access management, mobility, security and archiving.

Our engineering team manages the full software development cycle including global production deployment, support and reliability engineering. For the twelve-month period ended December 31, 2020, our team completed over 865 product features. In addition, our speed of delivery increased by 36% and productivity improved by 14% when comparing the quarter ended December 31, 2020 to the quarter ended December 31, 2019. As of December 31, 2020, we had 42 research and development employees in our U.S. locations, 312 in St. Petersburg, Russia, and 39 in our U.K. and Canada locations.

Competition

The market for cloud-based communications and collaboration solutions is rapidly evolving, complex, fragmented and defined by changing technology and customer needs. We assess the competitive factors in our market from both the end user and IT administrator perspective as well as the partner enablement perspective.

We face competition from a broad range of companies including:

•	UCaaS and CCaaS point solution providers such as 8×8, Inc., Five9, Inc., RingCentral, Inc., Vonage Holdings Corp., and Zoom Video Communications, Inc.;

•	Legacy communications providers such as Avaya, Inc., Cisco Systems, Inc., and Mitel Networks Corporation; and

•	Email and productivity suite providers such as GoDaddy, Inc., Google, Inc., Microsoft Corporation, Rackspace Hosting, Inc., and Zix Corporation.

We believe the competitive factors in our market from a partner enablement perspective include:

•	multiple concurrent go-to-market options, including our CORE model;

•	quoting platform with customer taxation;

•	online service and hardware ordering;

•	individual and bulk customer provisioning;

•	automated user training and enablement;

•	rebrandable marketing material and complete multi-touch campaigns;

•	tiered pricing for volume partners;

•	marketing development funds to support partner marketing activities;

•	dedicated partner sales and marketing support;

•	online university with certification for sales, sales support, billing, technical support and operations;

•	ability to determine telecom taxes payable by the customer at federal, state and county levels on behalf of partners;

•	billing integration with top MSP platforms;

•	pre-sales network testing for quality of service (QoS); and

•	post-sales network monitoring and customizable alerting for QoS and outages.

We believe the principal competitive factors in our market from an end user and IT administrator perspective include:

•	ability to enable remote work;

•	ability to provide an integrated solution;

•	platform scalability, reliability, availability and performance;

•	breadth and scope of solutions;

•	features and capabilities of solutions;

•	the level of security of the solutions;

•	speed and ease of activation, setup, use and control;

•	integration with mobile devices;

•	ability of customers (IT administrators, users) and partners to integrate and interoperate multiple core business solutions through a centralized cloud management platform;

•	strength of partner relationships, due to the high percentage of sales they generate;

•	quality of customer support;

•	brand awareness and recognition; and

•	pricing structure and total cost of ownership.

Intellectual Property

We rely on a combination of patent, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand. In addition, we seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

As of December 31, 2020, we had 9 issued patents in the United States, 3 issued international patents, 6 patent applications pending for examination in the United States and internationally, and 1 provisional patent application. We rely primarily on trade secrets and technological know-how in the conduct of our business. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our solutions.

Human Capital

As of December 31, 2020, we had 1,064 full-time-equivalent employees (“FTEs”), of which 393 FTEs worked in research and development. 519 FTEs were located in the United States and 545 FTEs internationally, including 466 FTEs in Russia. None of our employees are covered by collective bargaining agreements. We believe that our employee relations are good, and we have never experienced any work stoppages. The strength of our culture and employee satisfaction are underpinned by our Glassdoor ratings, which, as of February 2021 include a 4.8 overall rating, 97% friend recommendation rating and 98% CEO approval rating, which are among the highest across all companies for which Glassdoor ratings are available.

Our Facilities

Our principal executive offices consist of approximately 19,600 square feet of leased space located in Sunnyvale, California. In addition to our headquarters, we also lease space for our North American operations in Bellevue, Washington; New York, New York; Irvine, California; and Toronto, Ontario in Canada. Internationally, we lease approximately 49,000 square feet of leased space in St. Petersburg, Russia for our research and development, technical support and business operations teams, as well as space in Bristol in the United Kingdom for our European sales, research and development and business operations. We do not own any real property. We believe our current facilities are suitable to meet our current needs.

Security and Privacy

We have a dedicated global team of cyber security professionals and engineers who are responsible for the security of our cloud communications infrastructure. Our cloud communications infrastructure is protected by a secure perimeter of firewalls, intrusion prevention systems and two-factor authentication technologies. Tailored mitigation services are in place to defend against denial-of-service attacks. Vulnerability management programs are in place to protect against application and operating system exploits. Our Security Operations Center, or SOC, monitors the cloud communications infrastructure 24x7x365 and responds in real-time to any potential cyber threat.

As a communications service provider to customers in various geographies which may also be in regulated industries, we must facilitate our customers’ compliance with a number of diverse data protection, security, privacy, encryption and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. For example, our solutions must conform, in certain circumstances, to requirements set forth in the European Union’s General Data Protection Regulation (GDPR), the California Consumer Privacy Act (CCPA), the Health Insurance Portability and Accountability Act (HIPAA), and the Health Information Technology for Economic and Clinical Health Act (the HITECH Act), and the regulations promulgated thereunder, as well as to certain financial services regulations, including those of the Financial Industry Regulatory Authority (FINRA). We offer documentation to our partners and customers to support their compliance with applicable privacy and data security requirements, including data processing agreements premised on the standard contractual clauses adopted by the European Commission for compliance with GDPR, as well as business associate agreements for compliance with HIPAA.

In addition, we engage independent third-party professionals on an annual or more frequent basis to perform security audits that are conducted in accordance with the Attestation Standards under Section 101 of the American Institute of Certified Public Accountants (AICPA) Codification Standards. The result is a third-party professional SOC 2 Type II attestation that confirms that our security and data protection controls meet the high standards we have set for ourselves.

Compliance and Certifications

Our suite of business solutions, due to the nature of the solutions we provide and the data we handle, are subject to a number of regulatory compliance requirements. For example, certain components of our Intermedia Unite solution are subject to regulation in the United States by the Federal Communications Commission (FCC) and in other countries by similar regulatory agencies, and our solutions inherently involve the retention and transfer of sensitive personal and corporate data that are or may be subject to additional regulation like the Communications Assistance for Law Enforcement Act (CALEA) and the Communications Act of 1934 and its protection of customer proprietary network information (CPNI). Our end customers span a broad range of industries, including regulated areas such as financial services and healthcare. We place a high priority on compliance with the regulations that apply to us and providing solutions that facilitate our end customers’ compliance. We have therefore developed and implemented a comprehensive compliance framework comprising both technical and operational controls.

We may act as a “business associate” for certain of our end customers in the healthcare industry, or CORE partners who resell our solutions to customers in that industry, and, as a result, our solutions must conform to the requirements of HIPAA and the HITECH Act. Our compliance with HIPAA and the HITECH Act allows us to offer signed business associate agreements to our end customers, enabling them to maintain compliance with their regulatory obligations.

For purposes of the GDPR, we may act as a “data controller” for certain personal data about our end customers and customer ownership resellers, and as a “data processor” for our end customers and customer ownership resellers who control certain personal data about EU nationals. Because they are designed to conform with the requirements of the GDPR, our solutions enable us and our end customers and customer ownership resellers to maintain compliance with our respective regulatory obligations.

We process a significant portion of our subscription payments through debit or credit cards. With regard to payment card security, we comply with the Payment Card Industry Data Security Standard (PCI DSS) as part of our information security program. Detailed compliance status reports are provided to our merchant banks on a quarterly basis.

Government Regulations

Continued compliance with a number of United States and international government regulations, by us, our partners and our end customers, is essential to our ability to maintain and expand our position as a leading and trusted provider of a wide range of communications, collaboration, security and productivity business solutions.

As a provider of Internet-based telecommunications services, as part of our Unified Communications solutions, we are subject to regulation in the United States by the FCC and by state agencies, including regulation by the public utility commissions in states where we provide our Unified Communications and hosted voice solutions. Some of these regulatory obligations include contributing to the Federal Universal Service Fund,

Telecommunications Relay Service Fund and federal programs related to number administration; providing access to E911 services; protecting customer information; and porting phone numbers upon a valid customer request. In the United States, we are also required to pay state and local 911 fees and contribute to state universal service funds in those states that assess those fees on Internet voice communications services. We are also subject to telecommunications-related regulation in an increasing number of other countries, as we expand our Unified Communications solutions into new international locations. Specific regulations vary on a jurisdiction-by-jurisdiction basis, but often include the requirement for us to register or seek certification to provide our solutions; to file and update tariffs setting forth the terms, conditions and prices for our solutions; and to comply with various reporting, record-keeping, encryption, privacy, data sovereignty, surcharge collection and consumer protection requirements.

For additional information regarding our compliance activities related to other government regulations, please refer to the “Security and Privacy” and “Compliance and Certifications” sections above.

Legal Proceedings

We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Below is a list of the names, ages as of March 23, 2021, positions and a brief account of the business experience of the individuals who serve as our executive officers, directors and director nominees.

Name	Age	Position
Michael J. Gold	57	President, Chief Executive Officer and Director
Jason H. Veldhuis	37	Chief Financial Officer
Jonathan S. McCormick	52	Chief Operating Officer and Chief Revenue Officer
Zaid F. Alsikafi	45	Director
Brendan T. Barrett	35	Director
Gerhard J. Bette	70	Director
André A. Christensen	50	Director
Cindy A. Fiorillo	55	Director Nominee
Philip J. Koen	69	Director
James N. Perry Jr.	60	Director

Michael J. Gold currently serves as our President and Chief Executive Officer and as a member of our Board. Mr. Gold joined us in May 2011 as our President and as a member of our Board and was named as our Chief Executive Officer in April 2015. Prior to joining Intermedia, Mr. Gold was the Chief Executive Officer and founder of Zlago, LLC, a cloud services company focused on sales through MSPs, VARs and other channel partners, from November 2008 until May 2011. Zlago was acquired by Intermedia in June 2011. From August 2007 to November 2008, Mr. Gold was Senior Vice President of Parallels Inc., a cloud virtualization and automation software provider. Mr. Gold had previously served as Chief Executive Officer of Sphera Corporation, a cloud service company, from July 2003 until Sphera was acquired by Parallels. Before that, Mr. Gold served for three years in various positions with Qwest Communications International, Inc., a telecommunications carrier, including as a Senior Vice President of Qwest and as the Chief Executive Officer of Vicorp, a Qwest subsidiary. Mr. Gold earned a bachelor’s degree in Electrical Engineering from the University of Illinois and an M.B.A. from Stanford University. We believe Mr. Gold is a valuable member of our Board because of his extensive experience in the software-based cloud communications, collaboration and networking industry and the operational insight and expertise he has accumulated as our President and Chief Executive Officer.

Jason H. Veldhuis has served as our Chief Financial Officer since December 2018. In his current role, Mr. Veldhuis is responsible for all of our global financial functions, including our accounting, financial planning and analysis, treasury, tax and corporate development functions. Mr. Veldhuis joined us in August 2011, taking on the role of Director of Financial Planning and Analysis, Corporate Development and Mergers and Acquisitions. In July 2012, Mr. Veldhuis was named as our Director of Corporate Development and Strategy, and he was promoted to the role of Vice President of Corporate Development and Strategy in July 2016. Prior to Intermedia, from August 2008 to July 2011, Mr. Veldhuis was an Associate at private equity firm Oak Hill Capital Partners, responsible for investments in the technology sector. Mr. Veldhuis began his career as an investment banking analyst in the financial sponsors group at Citigroup. Mr. Veldhuis earned a bachelor’s degree in Economics from the Wharton School of the University of Pennsylvania.

Jonathan S. McCormick currently serves as our Chief Operating Officer and Chief Revenue Officer. Mr. McCormick joined us in August 2007 as our Vice President of Operations. Since January 2009, Mr. McCormick has served as our Chief Operating Officer, and in that role he manages all aspects of our operations and client services. In December 2018, Mr. McCormick was also named as our Chief Revenue Officer and now oversees all aspects of our direct and partner sales, including inbound sales, field sales, sales enablement and engineering, distribution and strategic communities, sales operations, and business and partner development. Before joining us, Mr. McCormick held operational roles with several companies, including as Senior Vice President of global technical operations and client services for Savvis, from 2001 until 2006. Mr. McCormick earned a bachelor’s degrees in Psychology and Economics from Trinity College.

Zaid F. Alsikafi has been a member of our Board since 2017. Mr. Alsikafi is a managing director at MDP and co-head of its Telecom, Media & Technology Services team. Mr. Alsikafi has worked at MDP for 19 years. Mr. Alsikafi is currently a member of multiple boards of private companies owned by MDP. Mr. Alsikafi earned a bachelor’s degree from the University of Pennsylvania and an M.B.A from the Harvard Graduate School of Business Administration. We believe Mr. Alsikafi is a valuable member of our Board due to his extensive private equity and investing experience and experience on the boards of multiple companies.

Brendan T. Barrett has been a member of our Board since 2017. Mr. Barrett is a director with MDP’s Financial & Transaction Services team. Prior to his current role at MDP, Mr. Barrett was an associate at MDP from 2009 to 2012 and prior to that was an analyst at Morgan Stanley. Mr. Barrett is currently a member of multiple boards of private companies owned by MDP. In the last five years, Mr. Barrett was a member of the board of EVO Payments, a global merchant acquirer and payment processor, from 2014 until 2018. Mr. Barrett earned a B.A. and B.B.A. from the University of Notre Dame and an M.B.A. from the Harvard Graduate School of Business Administration. We believe Mr. Barrett is a valuable member of our Board due to his extensive private equity and investing experience and experience on the boards of other companies.

Gerhard J. Bette has been a member of our Board since 2018. Mr. Bette is currently an independent consultant and senior partner emeritus at McKinsey & Company, a position he has held since 2010. Prior to this, Mr. Bette was a senior partner at McKinsey & Company for over 28 years, where he worked with leading global institutions in the technology, media and telecommunications sector and co-founded McKinsey’s global telecommunications practice. Mr. Bette also served as the leader of McKinsey’s North American telecommunications practice for several years. In addition, Mr. Bette has significant experience serving as a board member for a number of privately held companies. Mr. Bette earned an undergraduate degree from the University of Dortmund in Germany, studied mathematics at the Universite Pierre et Marie Curie in France, and earned a doctorate degree from University of Duisburg in Germany and an M.B.A. from the Harvard Graduate School of Business. We believe Mr. Bette is a valuable member of our Board due to his extensive experience working with technology companies and his leadership experience at McKinsey & Company.

André A. Christensen has been a member of our Board since 2018. Mr. Christensen is currently the chief executive officer, board member and founder of Firstlight Media, an entertainment PaaS company, a position he has held since 2019. Prior to this, Mr. Christensen was the head of product development for AT&T Entertainment Group, an entertainment services company, from 2016 until 2018. Mr. Christensen was the chief operating officer of Quickplay Media, a video and entertainment PaaS company, from 2014 until 2017. Prior to this, he was SVP Business Operations for Yahoo, and a partner with McKinsey & Company. Mr. Christensen is currently the chairman of the board of Otello Corp., a publicly-traded registered investment company and a collection of entertainment, gaming and advertising companies, and also serves on its remuneration committee. In the past five years, Mr. Christensen served on the board of Opera Software, a publicly-traded online consumer and advertising platform, from 2014 until 2018, and Broadnet, a B2B data communication company, from 2015 until 2018. Mr. Christensen earned a MSc/DiplKfm degree from University of Mannheim (Germany). We believe Mr. Christensen is a valuable member of our Board due to his extensive global experience in the technology and communications spaces, experience on the board of public and private technology and communications companies, and private equity experience.

Cindy A. Fiorillo will begin serving on our Board upon the completion of this offering. Ms. Fiorillo served as the Executive Vice President and Chief Financial Officer at Alorica, Inc., a leading provider of call center services, from 2017 to 2018, before retiring in 2018. Prior to Alorica, from 2010 to 2016, Ms. Fiorillo served as the Senior Vice President of Finance and in 2014 added Corporate Controller to her role at Broadcom Corporation, where she managed all aspects of accounting, as well as financial planning and analysis and strategic planning. Before joining Broadcom, Ms. Fiorillo worked at Sun Microsystems, Inc. for 18 years in a number of finance-related roles, including Vice President of Finance positions overseeing internal audit, worldwide operations, and financial planning and analysis. Ms. Fiorillo earned both a bachelor’s degree in business administration and a master of science in accounting degree from Western New England University. We believe Ms. Fiorillo will be a valuable member of our Board due to her extensive experience in financial leadership roles, her knowledge in the areas of financial reporting, controls and risk management, and her extensive experience in the technology industry.

Philip J. Koen has been a member of our Board since 2018 and a senior advisor to our executive team since 2017. Prior to that, from 2011 to 2017, Mr. Koen served in senior executive roles with Intermedia, as chairman and chief executive officer from 2011 to 2015 and then as the executive chairman of the board from 2015 to 2017. Prior to joining Intermedia, from February 2010 to May 2011, Mr. Koen served as chief executive officer of Montero Partners, an advisory services company. From March 2006 to January 2010, Mr. Koen served as chief executive officer and director of Savvis, Inc., a global leader in cloud infrastructure and hosted IT solutions for enterprises. Before joining Savvis, from July 1999 to March 2006, Mr. Koen served in several executive positions with Equinix, Inc., a provider of network-neutral data centers and Internet exchange services, including as the company’s president and chief operating officer and as its chief financial officer at the time of the company’s initial public offering. Mr. Koen is currently on the boards of Stack Infrastructure, a technology infrastructure company, where he serves as chairman and a member of its compensation committee, and Contegix, an enterprise technology company, where he serves as chairman. In the past five years, Mr. Koen was on the board of Jive Software, an intranet software company, where he served on its compensation committee and nominating and governance committee from 2016 to 2019. Mr. Koen earned a bachelor’s degree in Economics from Claremont McKenna College and an M.B.A. from the University of Virginia, and is a certified public accountant (non-practicing). We believe Mr. Koen is a valuable member of our Board due to his extensive experience at Intermedia and on the boards of multiple technology companies.

James N. Perry Jr. has been a member of our Board since 2017. Mr. Perry is a co-founder and managing director with MDP’s Telecom, Media & Technology Services team. Mr. Perry has worked at MDP since it was founded in 1984. Mr. Perry is currently a member of multiple boards of private companies owned by MDP. Mr. Perry also serves on several philanthropic boards including the Finance Council of the Archdiocese of Chicago and is the Chairman of the Board of Empower Illinois. Mr. Perry earned a bachelor’s degree from the University of Pennsylvania and an M.B.A from the University of Chicago Booth School of Business. We believe Mr. Perry is a valuable member of our Board due to his extensive private equity and investing experience, experience co-founding MDP, and experience on the board of multiple companies.

Family Relationships

There are no family relationships between any of our executive officers, directors and director nominees.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of eight directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Messrs. Alsikafi, Barrett and Gold and will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Messrs. Bette, Koen and Perry Jr. and will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Mr. Christensen and Ms. Fiorillo and will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as the MDP Funds beneficially own 40% or more of the total number of shares of our common stock then outstanding. If the beneficial ownership of the MDP Funds falls below 40% of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least 66 2⁄3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that MDP will have the right to designate the Chairman of the Board for so long as the MDP Funds beneficially own at least 15% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering, Mr. Alsikafi will be the Chairman of our Board.

The listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that Messrs. Bette and André A. Christensen and Ms. Fiorillo meet the Nasdaq requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, MDP Funds will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under Nasdaq rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Michael J. Gold
Zaid F. Alsikafi		X
Brendan T. Barrett	X	X
Gerhard J. Bette	X
André A. Christensen
Cindy A. Fiorillo*	X
Philip J. Koen		X
James N. Perry Jr.

*	Denotes director nominee

Audit Committee

Following this offering, our Audit Committee will be composed of Ms. Fiorillo and Messrs. Bette and Barrett, with Ms. Fiorillo serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and Nasdaq, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Ms. Fiorillo and Mr. Bette meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. We anticipate that, prior to our completion of this offering, our Board will determine that each of the members of our Audit Committee is financially literate and that Ms. Fiorillo is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of Nasdaq. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	review our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Messrs. Alsikafi, Koen and Barrett, with Mr. Alsikafi serving as chair of the committee. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•

evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and making recommendations to the Board regarding the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in Nasdaq rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of Nasdaq;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of MDP under the Director Nomination Agreement as described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement,” identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Overview

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year ended December 31, 2020:

•	Michael J. Gold, President and Chief Executive Officer;

•	Jason H. Veldhuis, Chief Financial Officer; and

•	Jonathan S. McCormick, Chief Operating Officer and Chief Revenue Officer.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers for our last two completed fiscal years.

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(2)	Total
Michael J. Gold, President and Chief Executive Officer	2019	$450,000	$382,500	$3,497	$835,997
	2020	489,583	533,606	53	1,023,242
Jason H. Veldhuis, Chief Financial Officer	2019	280,208	119,000	2,299	401,507
	2020	287,917	144,180	2,181	434,278
Jonathan S. McCormick, Chief Operating Officer and Chief Revenue Officer	2019	330,000	196,350	3,655	530,005
	2020	341,875	239,779	211	581,865

(1)

The amounts in this column represent payments made to our Named Executive Officers under our Senior Leader Annual Incentive Plan. See “Additional Narrative Disclosure—Non-Equity Incentive Compensation” for additional information.

(2)

Amounts reported include (i) for Mr. Veldhuis, $2,000 of company contributions under our 401(k) plan for each of 2019 and 2020, and (ii) tax gross-up payments for various perquisites to each of the Named Executive Officers. See “Additional Narrative Disclosure—Retirement Benefits” for more information on our 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes, for each of the Named Executive Officers, the number of shares of our common stock underlying outstanding equity awards held as of December 31, 2020.

	Option Awards(1)(2)
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)(7)	Option Expiration Date
Michael J. Gold	1,472,327	832,184	(3)	N/A	N/A
Jason H. Veldhuis	44,723	25,277	(4)	N/A	N/A
	76,667	153,333	(5)	N/A	N/A
Jonathan S. McCormick	287,500	162,500	(6)	N/A	N/A

(1)

This table reflects information regarding incentive units in Ivy Parent granted to our Named Executive Officers that were outstanding as of December 31, 2020. For more information on these incentive units, see “Additional Narrative Disclosure—Equity Incentives.” In cases involving fractional units, amounts are rounded to the nearest whole unit.

(2)

All incentive units subject to performance-based vesting (the performance-based vesting units) vest upon achievement of either (i) a specified multiple of investor outflows over investor inflows or (ii) a specific internal rate of return on net investor inflows, in each case, so long as the holder of such unit remains employed through the date of such achievement. Each grant of performance-based vesting units is divided into two equal tranches, with each tranche representing a different threshold level for the performance metrics mentioned above. As of December 31, 2020, none of the performance-based vesting units held by the Named Executive Officers had vested.

(3)

Represents a grant on April 10, 2017 of 2,304,511 incentive units, of which 1,536,341 are subject to time-based vesting and 768,170 are performance-based vesting units (described in footnote 2 above). The time-based vesting incentive units vest as follows: 25% of the incentive units vested on February 1, 2018 and 1⁄48 of the incentive units vested on a monthly basis thereafter, subject to Mr. Gold’s continued employment through each vesting date.

(4)

Represents a grant on April 10, 2017 of 70,000 incentive units, of which 46,667 are subject to time-based vesting and 23,333 are performance-based vesting units (described in footnote 2 above). The time-based vesting incentive units vest as follows: 25% of the incentive units vested on February 1, 2018 and 1/48 of the incentive units vested on a monthly basis thereafter, subject to Mr. Veldhuis’ continued employment through each vesting date.

(5)

Represents a grant on December 13, 2018 of 230,000 incentive units, of which 153,334 are subject to time-based vesting and 76,666 are performance-based vesting units (described in footnote 2 above). The time-based vesting incentive units vest as follows: 25% of the incentive units vested on December 1, 2019 and 1/48 of the incentive units vest on a monthly basis thereafter, subject to Mr. Veldhuis’ continued employment through each vesting date. Any unvested time-based vesting incentive units will vest upon a qualifying sale of Ivy Parent Holdings, LLC, subject to Mr. Veldhuis’ continued employment through the date of such sale.

(6)

Represents a grant on April 10, 2017 of 450,000 incentive units, of which 300,000 are subject to time-based vesting and 150,000 are performance-based vesting units (described in footnote 2 above). The time-based vesting incentive units vest as follows: 25% of the incentive units vested on February 1, 2018 and 1/48 of the incentive units vested on a monthly basis thereafter, subject to Mr. McCormick’s continued employment through each vesting date.

(7)	These equity awards are not traditional options and, therefore, there is no exercise price or option expiration date associated with them.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees (including our Named Executive Officers) may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match 50% of elective deferrals up to a maximum per participant per calendar year equal to the lesser of (i) 5% of compensation and (ii) $2,000. All contributions to our 401(k) plan are 100% vested at all times. All contributions under our 401(k) plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Non-Equity Incentive Compensation

For 2020, our Named Executive Officers were eligible to receive an annual performance-based cash incentive award. Performance was assessed against goals and targets that were established for the fiscal year by our Board. Each performance goal was assigned a “target” level of performance. The performance goals used to determine cash incentive awards for 2020 were based on Adjusted EBITDA, the increase in our total monthly recurring revenue during 2020, the increase in our monthly recurring revenue generated from our unified communications and contact center solutions during 2020, and sales targets related to our partnership with NEC. For 2020, the Named Executive Officers were eligible for payouts of approximately 82.5% of target based only on the achievement of the pre-determined performance goals. However, the Board determined that the Company’s overall performance, particularly with respect to building our partnership with NEC and driving continued sales growth while managing through the challenges of the COVID-19 pandemic, merited a payout at 100% of target amounts for each of the Named Executive Officers.

Equity Incentives

We have historically offered equity incentives to our Named Executive Officers through grants of incentive units in Ivy Parent. Certain of these incentive unit awards are subject to time-based vesting requirements and the remaining incentive unit awards are subject to performance-based vesting requirements. The performance-based vesting component is split into two tranches of performance and will vest only if specified performance is met in relation to a specified internal rate of return to investors in Ivy Parent or the ratio of the investors’ inflows against cash outflows. With respect to the performance-based vesting units, for purposes of any distributions made following the consummation of this offering, we intend to treat those units as vested to the extent they would be vested if the return to investors was measured based on the price of this offering. If a Named Executive Officer’s employment is terminated following this offering by us for “Cause” or by the Named Executive Officer other than for “Good Reason” (as such terms are defined in the applicable incentive unit award agreement), for purposes of any distributions following such termination, the treatment described in the previous sentence will no longer apply, and the performance-based vesting units will only be treated as vested to the extent they have actually vested according to their terms. If a Named Executive Officer’s employment is terminated following this offering (i) by us other than for Cause, (ii) by the Named Executive Officer for Good Reason or (iii) due to the Named Executive Officer’s death or disability, a portion of the Named Executive Officer’s performance-based vesting units equal to the portion of the Named Executive Officer’s time-based vesting units that have vested as of the date of such termination would continue to be deemed vested as described in this paragraph, with the remaining performance-based vesting units treated as vested only to the extent they have actually vested according to their terms.

Potential Payments Upon Termination or Change in Control

If there is a “sale” of Ivy Parent, a Named Executive Officer’s outstanding time-based incentive units will become 100% vested upon the earlier of (i) six months following such sale, so long as the Named Executive Officer remains employed by us or (ii) upon a termination by us for any reason other than for “cause,” death or “disability,”

or upon a resignation by the Named Executive Officer for “good reason,” in each case, within six months following such sale. For this purpose, a “sale” generally means a sale of (i) Ivy Parent’s equity securities pursuant to which a third party not affiliated with the existing investors acquires a majority of both the voting power and value of the equity securities of Ivy Parent or (ii) a majority of Ivy Parent’s assets on a consolidated basis. We do not anticipate that the consummation of this offering or any of the related transactions will constitute a “sale” of Ivy Parent for this purpose.

We have entered into agreements with each of our Named Executive Officers that set forth each executive’s annual base salary, target bonus opportunity and eligibility to participate in our benefit plans generally. Each Named Executive Officer is subject to our standard confidentiality, invention assignment, non-solicit, non-compete and arbitration agreements.

Mr. Gold is a party to an amended and restated employment agreement, which provides that upon a termination of his employment by us for any reason other than for “cause,” death or “disability,” or upon a resignation by Mr. Gold for “good reason,” each as defined therein, subject to his execution and delivery of a fully effective release of claims in favor of the Company, Mr. Gold will receive: (i) continued payments of his then-current base salary for 18 months; (ii) a lump sum cash payment equal to a pro-rated portion of his target bonus for the year during which his employment terminates; and (iii) payment of the company portion of COBRA premiums for up to 18 months to continue health insurance coverage for him and his eligible dependents, or taxable payments for the equivalent period in the event our payment for such COBRA premiums would violate applicable law.

For purposes of Mr. Gold’s employment agreement and incentive unit awards:

•

“Cause” means any of the following: (i) an act of dishonesty in connection with his responsibilities as an employee; (ii) conviction of, or plea of nolo contendere to, a felony or serious crime involving fraud, embezzlement or any other act of moral turpitude; (iii) gross misconduct in the performance of his services; (iv) willful unauthorized use or disclosure of any of our proprietary information or trade secrets; or (v) willful breach of any material obligation under any written agreement or covenant with us.

•

“Good Reason” means any of the following: (i) the removal of Mr. Gold from the position of Chief Executive Officer, which results in a material diminution of his authority, duties or responsibilities, unless he is provided with a comparable position; (ii) a material reduction in his base salary (unless it is proportionate to and part of a reduction applicable to the management team generally); (iii) a material change in the geographic location of his primary work location (not including any change of less than 50 miles); (iv) a change in his reporting relationship that results in him no longer reporting directly to the board of managers of Ivy Parent (except in the case of a change in control); or (v) a material breach by us of a material term of his employment agreement. Certain of the actions described above are subject to a notice and cure period.

Mr. Veldhuis is a party to a letter agreement with us, which provides that upon a termination of his employment by us for any reason other than for “cause,” death or disability, or upon his resignation for “good reason,” subject to his execution and delivery of a fully effective release of claims in favor of the Company, he will receive: (i) continued payments of Mr. Veldhuis’ then-current base salary for six months; (ii) at the sole discretion of the Compensation Committee, a bonus payment under the terms of our bonus plan in effect at the time Mr. Veldhuis’ employment terminates; and (iii) payment of the company portion of COBRA premiums for up to six months to continue health insurance coverage for Mr. Veldhuis and his eligible dependents, or taxable payments for the equivalent period in the event our payment for such COBRA premiums would violate applicable law.

For purposes of Mr. Veldhuis’ employment letter and incentive unit awards as well as Mr. McCormick’s incentive unit awards:

•

“Cause” means any of the following: (i) a willful act of dishonesty in connection with the executive’s responsibilities that results in damage to us; (ii) commission of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) gross misconduct committed in the performance of the executive’s services; (iv) willful unauthorized use or disclosure of any of our proprietary information or trade secrets; or (v) the executive’s willful breach of any material obligations under any written agreement or covenant with us.

•

“Good Reason” means (i) a material reduction in the executive’s base salary (unless it is proportionate to and part of a reduction applicable to the management team generally); or (ii) a material change in the geographic location of the executive’s primary work location (not including any change of less than 50 miles). Certain of the actions described above are subject to a notice and cure period.

Mr. McCormick’s letter agreement with us does not provide for severance benefits upon a termination of his employment.

For purposes of Mr. Gold’s employment agreement and each Named Executive Officer’s incentive unit awards, “disability” means that the executive has been unable to perform his duties for at least 120 work days within a 12-month period as a result of incapacity due to a physical or mental condition (after we have provided any reasonable accommodations required by law).

In connection with this offering, we intend to make adjustments to the compensation of our Named Executive Officers to align their compensation with that of companies in our peer group. For Mr. Gold, we intend to provide that, upon a termination of his employment due to his death or disability, a termination by us other than for cause, or his resignation for good reason (as such terms are defined in his employment agreement), any unvested equity awards held by him as of the date of such termination (whether granted before or after the consummation of this offering) will vest to the extent they would have vested in the 18-month period following his termination had he remained employed throughout such period. For Mr. Veldhuis, we intend to (i) increase his annualized base salary from $290,000 to $310,000, (ii) increase his annual bonus target from 50% to 60% of his base salary and (iii) for any termination of his employment following which he would currently receive severance benefits, increase his severance period and the corresponding amounts of his severance benefits from six months to 12 months. For Mr. McCormick, we intend to provide severance benefits on the same terms as for Mr. Veldhuis (based on the revised terms described in this paragraph).

2021 Long-Term Incentive Plan

Prior to the consummation of this offering, we anticipate that our board of directors will adopt, and our shareholders will approve, the Intermedia Cloud Communications, Inc. 2021 Long-Term Incentive Plan (the “2021 Plan”), pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of participants, including our Named Executive Officers, with those of our shareholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2021 Plan, a total of 2,840,687 shares of common stock will initially be reserved for issuance pursuant to awards under the 2021 Plan. The total number of shares reserved for issuance under the 2021 Plan will be increased on January 1 of each of the first 10 calendar years during the term of the 2021 Plan, by the lesser of (i) 5% of the total number of shares of common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the Company’s common stock determined by our board of directors or compensation committee. No more than 2,840,687 shares of common stock under the 2021 Plan may be issued pursuant to incentive stock options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2021 Plan.

Administration

The 2021 Plan will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the 2021 Plan (as applicable, the Administrator). The Administrator has broad discretion to administer the 2021 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the 2021 Plan.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Non-Employee Director Compensation Limits

Under the 2021 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $500,000 (except that, for any year in which a non-employee director first commences services on the Board, serves on a special committee of the Board or serves as lead director or chairperson of the Board, this limit is $750,000). Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of our board of directors, or serves as lead director. This limit does not apply to cash fees or awards granted in lieu of cash fees.

Types of Awards

Options. We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a shareholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit, or RSU, is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.

Stock awards. A stock award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).

Other Share-Based Awards. Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain Transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of stock or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2021 Plan will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the 2021 Plan.

Plan Amendment and Termination

The Administrator may amend or terminate any award, award agreement or the 2021 Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of shareholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

IPO Grants

In connection with this offering, we intend to grant awards under the 2021 Plan to certain of our employees and members of our board of directors, consisting of options to purchase shares of common stock with an aggregate value of $16.0 million and RSUs with an aggregate value of $30.7 million (in each case assuming an initial public offering price of $24.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus). These awards are comprised of both one-time grants solely related to this offering and regular periodic grants made to employees and service providers. The options described above will be granted at the pricing of this offering and the RSUs described above will be granted upon the filing of our registration statement on Form S-8 relating to the 2021 Plan. Each award will be subject to the terms and conditions of the 2021 Plan and an award agreement that we will enter into with the applicable grantee.

2021 Employee Stock Purchase Plan

In order to incentivize employees of the Company, its designated affiliates and subsidiaries (the Designated Companies), we anticipate that our board of directors will adopt, and our shareholders will approve, the ESPP, the material terms of which are summarized below, prior to the completion of this offering. This summary is not a complete description of all of the provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The ESPP includes two components: a “Section 423 Component” and a “Non-Section 423 Component.” The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and will be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. In addition, the ESPP will authorize the grant of options under the Non-Section 423 Component, which need not qualify as options granted pursuant to an “employee stock purchase plan” under Section 423 of the Code; such options granted under the Non-Section 423 Component will be granted pursuant to separate offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the administrator of the ESPP and designed to achieve tax, securities laws or other objectives for eligible employees and the Designated Companies in locations outside of the United States. Except as otherwise provided or determined by the ESPP administrator, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the ESPP administrator at or prior to the time of such Offering.

Shares Available for Awards; Administration

A total of 869,900 shares of our common stock will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1.0% of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our Board. In no event will more than 6,500,000 shares of our common stock be available for issuance under the ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation and nominating committee will be the initial administrator of the ESPP.

Eligibility

We expect that all of our employees and employees of any Designated Company will be eligible to participate in the ESPP, with certain exclusions as determined by the ESPP administrator. However, an employee may not be granted rights to purchase stock under our ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Under the ESPP, participants will be offered the option to purchase shares of our common stock at a discount during one or more offering periods, which may be successive or overlapping and will be selected by the ESPP administrator in its sole discretion with respect to which options shall be granted to participants. No offering will commence prior to the date on which our registration statement on Form S-8 is filed with the SEC in respect of the ESPP. The ESPP administrator will designate the terms and conditions of each offering in writing, including the offering period and the purchase period, and may change the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months in length.

Option Price

The option purchase price will be 85% of the lesser of the fair market value of a share of our common stock on (a) the applicable grant date and (b) the applicable exercise date, or such other price determined by the administrator.

ESPP Amendment and Termination

The Board may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our board of directors in 2020.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Gerhard J. Bette	$30,000	$30,000
André A. Christensen	$30,000	$30,000

Non-Employee Director Compensation Policy

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, our non-employee directors who are not also employees of MDP or its affiliates will receive the annual cash retainers listed below for their service on our Board. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors.

Position	Retainer ($)
Board Member	40,000
Committee Member (excluding Chair)	8,000
Committee Chair	20,000

We expect that our non-employee directors who are not also employees of MDP will receive RSUs on an annual basis with an aggregate grant date value of $150,000, and such award will vest on the first anniversary of the grant date. In addition, we expect that, in connection with this offering, non-employee directors who are not also employees of MDP will receive a one-time grant of RSUs with an aggregate grant date value of $150,000 which will vest annually over four years. It is expected that non-employee directors who are not also employees of MDP that are appointed after the consummation of this offering will also receive a similar one-time grant upon their appointment.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of March 1, 2021 and as adjusted to reflect the sale of the common stock in this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our common stock;

•	each Selling Shareholder; immediately prior to this offering;

•	each of our directors and director nominees;

•	each of our Named Executive Officers; and

•	all of our directors, director nominees and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of March 1, 2021. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. The Selling Shareholder has granted the underwriters an option to purchase up to 2,040,816 additional shares of common stock from the Selling Shareholder.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or RSUs that are currently exercisable or exercisable within 60 days of March 1, 2021 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Intermedia Cloud Communications, Inc., 100 Mathilda Place, Suite 600, Sunnyvale, California 94086. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
	Number of Shares	Percentage		No Exercise of Underwriters’ Option			Full Exercise of Underwriters’ Option
Name of Beneficial Owner				Number of Shares	Percentage		Number of Shares	Percentage
5% Stockholders:
Ivy Parent Holdings, LLC(1)	47,789,265	100%		45,748,449	78.9%		43,911,715	75.7%
Directors, Director Nominee and Named Executive Officers:
Michael J. Gold(2)	—	—		—	—		—	—
Jason H. Veldhuis	—	—		—	—		—	—
Jonathan S. McCormick(2)	—	—		—	—		—	—
Zaid F. Alsikafi	—	—		—	—		—	—
Brendan T. Barrett	—	—		—	—		—	—
Gerhard J. Bette	—	—		—	—		—	—
André A. Christensen(3)	36,458		*	36,458		*	36,458		*
Cindy A. Fiorillo	—	—		—	—		—	—
Philip J. Koen(2)	—	—		—	—		—	—
James N. Perry Jr.	—	—		—	—		—	—
All directors, director nominees and executive officers as a group (10 individuals)	36,458		*	36,458	*		36,548	*

(1)

Amount consists of shares held directly by Ivy Parent Holdings, LLC (Ivy Parent). Madison Dearborn Capital Partners VII-A, L.P., a Delaware limited partnership (MDCP VII-A), Madison Dearborn Capital Partners VII-C, L.P., a Delaware limited partnership (MDCP VII-C) and Madison Dearborn Capital Partners VII Executive-A, L.P., a Delaware limited partnership (MDCP VII Exec-A and, together with MDCP VII-A and MDCP VII-C, the MDP Funds) are the controlling equityholders of Ivy Parent. Madison Dearborn Partners VII-A&C, L.P. (MDP VII-A&C) is the general partner of each of the MDP Funds. Madison Dearborn Partners, LLC (MDP LLC) is the general partner of MDP VII-A&C. Zaid Alsikafi and James Perry are managing directors of MDP LLC, limited partners of MDP VII-A&C, serve on the board of managers of Ivy Parent and serve on our Board. Paul J. Finnegan and Samuel M. Mencoff are the sole members of the Board of Managers of MDP LLC that (by majority vote) controls investment decisions of shares held by the MDP Funds, and may be deemed to control the disposition of shares of common stock held directly by Ivy Parent. By virtue of the relationships described in this footnote, Messrs. Alsikafi, Perry, Finnegan and Mencoff may be deemed to exercise voting and dispositive power with respect to the shares of common stock held by Ivy Parent. Each of Mr. Alsikafi, Mr. Perry, Mr. Finnegan, Mr. Mencoff, MDP LLC, MDP VII-A&C and the MDP Funds disclaims beneficial ownership of the shares of common stock owned by Ivy Parent except to the extent of their respective pecuniary interests therein. The business address of each of Mr. Alsikafi, Mr. Perry, Mr. Finnegan, Mr. Mencoff, MDP LLC, MDP VII-A&C, the MDP Funds and Ivy Parent is c/o Madison Dearborn Partners, LLC, 70 W. Madison St., Suite 4600, Chicago, IL 60602.

(2)

Messrs. Gold, McCormick and Koen are investors in Ivy Parent. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the shares of the Company’s common stock held of record by Ivy Parent.

(3)	Consists of 36,458 shares that may be acquired within 60 days following March 1, 2021 upon the exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s or director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of our written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2018 in which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, director nominees, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with MDP that provides MDP the right to designate nominees for election to our Board for so long as the MDP Funds beneficially own 5% or more of the total number of shares of our common stock as of the completion of this offering. MDP may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide MDP the right to designate: (i) all of the nominees for election to our Board for so long as the MDP Funds beneficially own 40% or more of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as the MDP Funds beneficially own at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as the MDP Funds beneficially own at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as the MDP Funds beneficially own at least 10% and less than 20% of the Original Amount; and (v) one director for so long as the MDP Funds beneficially own at least 5% and less than 10% of the Original Amount. In each case, MDP’s nominees must comply with applicable law and stock exchange rules. In addition, MDP shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of MDP’s beneficial ownership at such time. MDP shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with Ivy Parent. Ivy Parent will be entitled to request that we register Ivy Parent’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Ivy Parent will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Ivy Parent’s expenses in connection with Ivy Parent’s exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Ivy Parent and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganizations or certain other corporate transactions (Registrable Securities). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended (the Securities Act) or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Ivy Parent and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any current director nominees, new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Relationship with MDP

We have reimbursed MDP for legal and other expenses incurred on our behalf. These reimbursements were recognized as general and administrative expenses in our consolidated statements of operations at the time they were billed. The amount billed to us was less than $0.1 million for the year ended December 31, 2020.

Loan Arrangements

In February 2017, Mr. Gold and Mr. McCormick entered into contribution or unit purchase agreements with Ivy Parent, pursuant to which they purchased 500,000 and 75,000, respectively, Class A Units of Ivy Parent for

$4.00 per unit. Each of Mr. Gold and Mr. McCormick paid for a portion of their units by entering into a promissory note and pledge agreement with Ivy Parent in the initial principal amounts of $1,000,000 and $150,000, respectively. The promissory notes have initial three-year terms, with auto-renewing successive one-year terms, accrue interest at the applicable federal rate (as of the date of entry into the notes) per annum, and are secured by a first-priority security interest in the units.

Prior to the filing with the SEC of the registration statement of which this prospectus is a part, the promissory notes issued by Mr. Gold and Mr. McCormick were repaid in full by contributing to Ivy Parent a number of units equal in value to the outstanding principal amount and accrued interest on the promissory notes. Upon such repayment with units of Ivy Parent, the promissory notes were cancelled and extinguished.

Warrants Issued by Ivy Parent

On April 6, 2020, in connection with the entry into a reseller and distribution agreement by Intermedia.net, our subsidiary, and NEC, NEC and Ivy Parent, our direct parent, entered into a unit warrant agreement pursuant to which NEC was granted a warrant to purchase Ivy Parent Class A Units at a price per unit of $6.50 (NEC Warrant). The amount of Class A units of Ivy Parent that may be issued in respect of the NEC Warrant is based on achievement of specified monthly recurring revenue thresholds by NEC between April 6, 2020 and April 6, 2023. The warrant requires a minimum of $2.0 million in monthly sales (i.e., a rate of $24.0 million in ARR) for any of the warrant units to be exercisable (at which point the warrant would be exercisable for approximately 0.5 million units) (Minimum Earned Threshold), and the warrant becomes fully exercisable if the monthly recurring revenue equals or exceeds $12.0 million (i.e., a rate of $144.0 million in ARR) (Maximum Earned Threshold). The NEC Warrant is exercisable between April 6, 2023 and April 6, 2027 and may be satisfied with common stock of the Company of equal value to the Class A Units at the time of exercise. Assuming the estimated offering price range set forth on the cover of this prospectus of $23.00 to $26.00, there would be an additional 2,136,847 to 2,220,676 shares of our common stock (or, if the underwriters exercise their option to purchase additional shares from the Selling Shareholder in full, an additional 2,129,120 to 2,212,950 shares of our common stock) outstanding at the time of the initial public offering, assuming solely for these purposes that the NEC Warrant was (i) exercisable at the time of the IPO, (ii) exercised on a net share settlement basis at the Maximum Earned Threshold and (iii) satisfied with our common stock. Assuming the estimated offering price range set forth on the cover of this prospectus of $23.00 to $26.00, there would be an additional 356,141 to 370,113 shares of our common stock (or, if the underwriters exercise their option to purchase additional shares from the Selling Shareholder in full, an additional 354,853 to 368,825 shares of our common stock) outstanding at the time of the initial public offering, assuming solely for these purposes that the NEC Warrant was (i) exercisable at the time of the initial public offering, (ii) exercised on a net share settlement basis at the Minimum Earned Threshold and (iii) satisfied with our common stock. The number of shares of our common stock issuable under the NEC Warrant is subject to customary adjustments for unit splits, unit dividends, and recapitalizations. See ‘‘Business—Partners’’ for more information.

Directed Share Program

At our request, the underwriters have reserved up to 612,244 shares of our common stock, or 5% of the shares of our common stock to be offered by this prospectus for sale, at the initial public offering price, for sale to certain individuals through a directed share program.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Agreement

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

We are party to a first lien credit agreement, dated July 19, 2017 and amended on July 24, 2018, July 31, 2020 and February 18, 2021 (Credit Agreement) with Toronto Dominion (Texas) LLC as administrative agent and the lenders set forth therein, providing for a $273 million term loan (Term Loan Facility) and $52 million revolving credit facility (Revolving Credit Facility). As of December 31, 2020, we had no amounts outstanding under our Revolving Credit Facility. As of December 31, 2020, the effective interest rate for the Term Loan Facility was 8.41%.

Interest Rates and Fees

Borrowings under the Term Loan Facility accrue daily interest at a per annum rate equivalent to, at our option, (i) a Eurocurrency rate plus the applicable margin of 6.00% or (ii) a base rate plus the applicable margin of 5.00%. The base rate is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate in effect for the day and (c) the Eurocurrecy rate for an interest period of one month plus 1.00%. Borrowings under the Revolving Credit Facility accrue interest at a per annum rate equal to a Eurocurrency rate plus an applicable margin of up to 4.75%, depending on the ratio of Consolidated First Lien Net Debt (as defined in the Credit Agreement) to Consolidated EBITDA (as defined in the Credit Agreement).

Mandatory Prepayments

We are required to make mandatory prepayments on the Term Loan Facility under certain circumstances, including when excess cash flow (as defined in the Credit Agreement) is generated during any calendar year.

Final Maturity and Amortization

Principal payments on the Term Loan Facility began in March 2019 and are paid on the last business day of each quarter. The Term Loan Facility will mature on July 19, 2025. The Revolving Credit Facility will mature on July 19, 2023.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants and negative covenants. The negative covenants include covenants that restrict our ability to, among other things, incur or prepay certain indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, and make changes in the nature of the business.

Financial Covenants

The Credit Agreement includes a financial covenant that requires that, if as of the end of any fiscal quarter the aggregate amount of the Revolving Credit Facility and/or Letters of Credit outstanding as of the end of such fiscal quarter (excluding cash collateralized letters of credit obligations and letter of credit obligations in an aggregate amount not in excess of $2.5 million at any time outstanding) exceed 30% of the aggregate amount of all Revolving Credit Commitments in effect as of such date, then the first lien net leverage ratio of the Borrower shall not be greater than 6.75 to 1.00. For purposes of this covenant, the net leverage ratio is calculated by dividing outstanding Consolidated First Lien Net Debt (net of cash not to exceed $20 million) by Consolidated EBITDA over the preceding four fiscal quarters.

Events of Default

The Credit Agreement contains certain events of default, including, without limitation, nonpayment of principal, interest or other obligations, violation of the covenants, insolvency, court ordered judgments, and certain changes of control.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of March 1, 2021, we had 47,789,265 shares of common stock outstanding held by one shareholder of record and no shares of preferred stock outstanding, 988,102 shares of common stock issuable upon exercise of outstanding stock options and 200,000 shares of common stock issuable upon the exercise of outstanding warrants. After consummation of this offering and the use of proceeds therefrom, we expect to have 57,993,347 shares of our common stock outstanding and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have eight members.

Shareholder Action by Written Consent

Our certificate of incorporation will preclude shareholder action by written consent at any time when the MDP Funds beneficially own, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Shareholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when the MDP Funds beneficially own, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders may also be called by any director nominated by MDP. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when the MDP Funds beneficially own, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to MDP. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by MDP pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the MDP Funds beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding and except as otherwise set forth in the Director Nomination Agreement, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Supermajority Approval Requirements

At any time when the MDP Funds beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as the MDP Funds beneficially own, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the MDP Funds beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when the MDP Funds beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% (as opposed to a majority threshold that would apply if the MDP Funds beneficially own, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions establishing the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we generally may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that MDP, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees or agents to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against the Company or any director or officer or agent of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (5) any action asserting a claim against us or any director, officer, employee or agent governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the forum selection provision contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of MDP or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that MDP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (718) 921-8200.

Listing

We have applied to list our common stock on Nasdaq under the symbol “INTM.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of March 1, 2021, we will have 57,993,347 outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering. Additionally, shares of our common stock may be issued upon exercise of warrants of Ivy Parent as described in “Certain Relationships and Related Party Transactions—Warrants issued by Ivy Parent.”

Of the 57,993,347 shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining 45,748,449 shares of our common stock outstanding after this offering, assuming no exercise by the underwriters of their options to purchase additional shares from the Selling Shareholder, will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2021 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and the Selling Shareholder representing a substantial majority of our outstanding common stock and convertible securities to acquire our common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement, we will grant to Ivy Parent the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Ivy Parent (or certain transferees) and to provide piggyback registration rights to Ivy Parent, subject to the certain limitations and priorities on registration detailed therein, on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent 78.9% of our outstanding common stock after this offering, or 75.7% if the underwriters exercise their option to purchase additional shares from the Selling Shareholder in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately 579,933 shares immediately after this offering; and (2) the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income and estate tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension fund; and

•	tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•

the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the sale or other taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of distributions on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Subject to the discussion below regarding recently issued Proposed Treasury Regulations, withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to recently issued Proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which, would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the proposed regulations will be finalized in their present form.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Evercore Group L.L.C.
Jefferies LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
TD Securities (USA) LLC
Stephens Inc.
Loop Capital Markets LLC

Total:	12,244,898

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the Selling Shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,836,734 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock from the Selling Shareholder as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,836,734 shares of common stock from the Selling Shareholder.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Underwriting discounts and commission to be paid by the Selling Shareholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.9 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on Nasdaq under the trading symbol “INTM.”

We and all directors and officers and the Selling Shareholder, who is our sole stockholder, representing a substantial majority of our outstanding common stock and securities convertible into our common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the restricted period):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

transfers of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift or gifts, (ii) to any immediate family member of the lock-up party, or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party (for the purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (iii) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to a corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or distributions of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock to a partner, member, stockholder or trust beneficiary or trustee, as the case may be, of the lock-up party; provided that in the case of any such transfer or distribution, (x) each recipient shall sign and deliver a lock-up agreement with the underwriters, and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock, shall be voluntarily made during the restricted period or required in the case of clauses (i) and (ii) above and (y) pursuant to clause (iii) above, no distributions of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock to a partner, member, stockholder or trust beneficiary or trustee will be made within the first 31 days of the date of this prospectus and any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in clause (iii) above, no shares were sold to the public by the reporting person and the shares received by the transferee are subject to a lock-up agreement with the underwriters;

•

facilitating the establishment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

transfer of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction or transactions made to all or substantially all holders of the common stock and approved by our board of directors, the result of which is that any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) shall or would become, after giving effect to such transaction or transactions, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of our voting securities (or the surviving entity)), provided that in the event that such tender offer, merger, consolidation or other such transaction or transactions shall not be completed, the lock-up party’s shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock shall remain subject to the provisions of the lock-up agreement with the underwriters during the restricted period;

•

transfers of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock (i) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree or separation agreement) or regulatory agency or (ii) by will, other testamentary document or intestate succession, provided that (A) each transferee shall sign and deliver a lock-up agreement, (B) no filing by the lock-up party or any party (transferor or transferee) under the Exchange Act, or other public announcement, shall be voluntarily made in connection with any such transfer during the restricted period or required pursuant to clause (ii) above and (C) in the case of transfers pursuant to clause (i) above, any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure of such transfer by or on behalf of the lock-up party that is required to be made during the restricted period as a result of such transfer shall include a statement that such transfer has occurred by operation of law or pursuant to an order of a court or regulatory agency, as applicable;

•

the repurchase of shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock by us pursuant to equity award agreements under a stock option or equity incentive plan (incentive plan) or other arrangement described in this prospectus or other contractual arrangements outstanding as of the date of this prospectus providing for the right or option of said repurchase at the lower of cost or fair market value and in connection with the termination of the lock-up party’s employment or service with us, provided that no filing by the lock-up party under the Exchange Act, or other public announcement, shall be voluntarily made in connection with any such transfer, and if the lock-up party is required to file a report under the Exchange Act related thereto during the restricted period, such report shall disclose that such transfer was a result of the repurchase of the shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock or such other securities by us pursuant to equity award agreements or other contractual arrangements in connection with the termination of the lock-up party’s employment or service with us;

•

the conversion or reclassification of our outstanding preferred stock into shares of common stock, provided that such shares of common stock remain subject to the terms of the lock-up agreement with the underwriters;

•

the exercise of an option to purchase shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock, that is outstanding as of the date of this prospectus and disclosed in this prospectus, provided that (i) no option will be exercised within the first 60 days of the date of this prospectus, (ii) such option was granted by us pursuant to an incentive plan or other arrangement described in this prospectus, (iii) any shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock received upon such exercise shall be subject to the terms of the lock-up agreement with the underwriters and (iv) that, if required, any filing under Section 16(a) of the Exchange Act will clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold to the public by the reporting person and that the shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters; or

•

transfers to us (i) pursuant to the exercise, on a “cashless” or “net exercise” basis, of any option to purchase shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock granted by us pursuant to an incentive plan or other arrangement described in this prospectus, or (ii) for the sole purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock or the vesting of any equity awards granted by us pursuant to an incentive plan or other arrangement described in this prospectus, provided that no filing by the lock-up party or any party (transferor or transferee) under the Exchange Act, or other public announcement, shall be voluntarily made in connection with any such transfer, and if the lock-up party is required to file a report under the Exchange Act related thereto during the restricted period, such report shall disclose that such transfer was a result of the exercise, on a “cashless” or “net exercise” basis, of an option to purchase shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock granted by us pursuant to an incentive plan or other arrangement described in this prospectus, or for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of an option to purchase shares of common stock or any other securities so owned, convertible into or exercisable or exchangeable for common stock or the vesting of equity awards granted by us pursuant to an incentive plan or other arrangement described in this prospectus.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. The remaining holders of our securities, who are primarily employees, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. Pursuant to the underwriting agreement that will be entered between us and the underwriters in connection with this offering, we will require any person who exercises securities convertible into our common stock or whose restricted stock units are settled during the restricted period to execute and deliver a lock-up agreement with the restrictions described above for the remaining portion of the restricted period.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the Selling Shareholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 612,244 shares of our common stock, or 5% of the shares of our common stock to be offered by this prospectus for sale, at the initial public offering price, for sale to certain individuals through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers and certain of our employees and existing equityholders. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals or entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The underwriters will receive the same discount from such reserved shares as they will from other shares of our common stock sold to the public in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

General

Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended) and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000

(“FSMA”),

provided that no such offer of shares shall require the us or any of the representatives to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32,

Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QIIs

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

South Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the South Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea.

Furthermore, the shares may not be resold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common stock. The common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with MDP. Kirkland & Ellis LLP represents entities affiliated with MDP in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati P.C., Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2020 and for the year ended December 31, 2020, included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Intermedia Cloud Communications, Inc. (f/k/a Ivy Holding Corp.) as of and for the year ended December 31, 2019 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion and included in this registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

CHANGE IN AUDITOR

On November 7, 2020, we engaged Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the fiscal year ended December 31, 2020. As a result of the engagement of Deloitte, we dismissed RSM US LLP (“RSM”) as our independent registered public accounting firm which was approved by our audit committee. During the years ended December 31, 2018 and 2019, RSM’s reports on our consolidated financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2018 and 2019 and the subsequent interim period through November 7, 2020 (date of dismissal), (i) there were no disagreements between us and RSM regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of RSM would have caused RSM to make reference to the subject matter of the disagreement with its reports on our financial statements, and (ii) there were no reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K. During the years ended December 31, 2018 and 2019 and the interim period through November 7, 2020 (date of dismissal), we did not consult with Deloitte regarding either (i) application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a “reportable event” (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.intermedia.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Intermedia Cloud Communications, Inc. (formerly Ivy Holding Corp.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intermedia Cloud Communications, Inc. (formerly Ivy Holding Corp.) and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

February 26, 2021

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Intermedia Cloud Communications, Inc. (f/k/a Ivy Holding Corp.).

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intermedia Cloud Communications, Inc. (f/k/a Ivy Holding Corp.) and its subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ RSM US LLP

San Francisco, California

December 17, 2020

Intermedia Cloud Communications, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2019	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$21,588	$23,625
Accounts receivable, net	15,236	18,025
Deferred sales commissions, current	1,397	3,061
Prepaid expenses and other current assets	8,716	11,836

Total current assets	46,937	56,547

Property, equipment and software, net	42,030	44,275
Goodwill	256,646	256,646
Intangible assets, net	132,349	112,136
Deferred sales commissions, noncurrent	4,875	9,326
Other assets	2,194	9,888

Total assets	$485,031	$488,818

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$10,905	$13,762
Accrued liabilities	26,150	34,538
Deferred revenue	4,229	4,748
Current portion of long-term debt	1,509	1,990

Total current liabilities	42,793	55,038

Long-term debt	256,480	261,843
Deferred tax liabilities, net	27,966	27,833
Other noncurrent liabilities	9,395	16,808

Total liabilities	336,634	361,522

Commitments and contingencies (Note 9)

Stockholders’ equity:

Preferred stock, $0.01 par value per share: 10,000 shares of undesignated Preferred Stock authorized as of December 31, 2019 and 2020; no shares issued or outstanding as of December 31, 2019 and 2020	—	—

Common stock, $0.01 par value per share: 50,000,000 shares of Class A common stock authorized as of December 31, 2019 and 2020; 500,000 shares and 1,250,000 shares of Class B common stock authorized as of December 31, 2019 and 2020, respectively, 47,789,265 shares of Class A common stock issued and outstanding as of December 31, 2019 and 2020; no shares of Class B common stock issued or outstanding as of December 31, 2019 and 2020	478	478
Additional paid-in capital	172,415	177,124
Accumulated deficit	(21,034)	(42,779)
Accumulated other comprehensive loss	(3,462)	(7,527)

Total stockholders’ equity	148,397	127,296

Total liabilities and stockholders’ equity	$485,031	$488,818

See accompanying notes to the consolidated financial statements.

Intermedia Cloud Communications, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Revenue:
Subscription	$236,905	$244,626
Product	3,554	6,969

Total revenue	240,459	251,595

Cost of revenue:
Cost of subscription revenue	117,234	127,075
Cost of product revenue	7,619	10,659

Total cost of revenue	124,853	137,734

Gross profit	115,606	113,861

Operating expenses:
Sales and marketing	37,566	46,754
Research and development	14,052	18,651
General and administrative	28,112	29,761
Depreciation and amortization	18,001	15,576

Total operating expenses	97,731	110,742

Interest expense	(24,063)	(24,010)
Interest income	236	69
Other expense net	(307)	(5,215)

Total other expense	(24,134)	(29,156)

Loss before income taxes	(6,259)	(26,037)
Income tax benefit	729	4,292

Net loss	$(5,530)	$(21,745)

Net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.46)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	47,789,265	47,789,265

Net loss	$(5,530)	$(21,745)
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	311	(357)
Unrealized loss on cash flow hedges, net of tax effect	(835)	(3,708)

Other comprehensive loss	(524)	(4,065)

Total comprehensive loss	$(6,054)	$(25,810)

See accompanying notes to the consolidated financial statements.

Intermedia Cloud Communications, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Class A Shares	Amount
Balance at December 31, 2018	47,789,265	$478	$170,024	$(15,015)	$(2,938)	$152,549

Adjustment from adoption of ASC 606				(489)		(489)
Stock-based and unit-based compensation	—	—	2,391	—	—	2,391
Foreign currency translation gain	—	—	—	—	311	311
Unrealized loss on cash flow hedges	—	—	—	—	(1,252)	(1,252)
Tax effect of unrealized loss on cash flow hedges	—	—	—	—	417	417
Net loss	—	—	—	(5,530)	—	(5,530)

Balance at December 31, 2019	47,789,265	478	172,415	(21,034)	(3,462)	148,397

Stock-based and unit-based compensation	—	—	3,334	—	—	3,334
Class B common stock warrant	—	—	1,375	—	—	1,375
Foreign currency translation loss	—	—	—	—	(357)	(357)
Unrealized loss on cash flow hedges	—	—	—	—	(5,106)	(5,106)
Tax effect of unrealized loss on cash flow hedges	—	—	—	—	1,398	1,398
Net loss	—	—	—	(21,745)	—	(21,745)

Balance at December 31, 2020	47,789,265	$478	$177,124	$(42,779)	$(7,527)	$127,296

See accompanying notes to the consolidated financial statements.

Intermedia Cloud Communications, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	2019	2020
Cash flows from operating activities
Net loss	$(5,530)	$(21,745)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	37,198	36,826
Stock-based and unit-based compensation	2,391	3,334
Class B common stock warrant	—	1,375
Amortization of debt issuance costs	1,188	1,260
Deferred income taxes	(5,416)	1,084
Amortization of deferred sales commissions	712	2,202
Loss on disposal of property, equipment and software	331	11
Provision for bad debt	227	808
Non-cash adjustment related to interest swap	—	479
Change in fair value of contingent consideration	—	896
Change in fair value of Class A unit warrant liability	—	4,097
Changes in assets and liabilities:
Accounts receivable	813	(3,601)
Prepaid expenses and other current assets	(801)	(4,089)
Deferred sales commissions	(6,684)	(8,333)
Other assets	113	(285)
Accounts payable	(62)	2,858
Accrued liabilities	(6)	(1,623)
Deferred revenue	369	516
Other noncurrent liabilities	785	909

Net cash provided by operating activities	25,628	16,979

Cash flows from investing activities
Purchase of property, equipment and software	(12,212)	(7,952)
Capitalized internal-use software	(8,587)	(11,350)
Acquisition of Telax, net of $1,370 cash acquired	(6,410)	—

Net cash used in investing activities	(27,209)	(19,302)

Cash flows from financing activities
Proceeds from revolver facility	6,000	10,000
Proceeds from term loan	—	14,983
Principal payments of revolver facility	—	(16,000)
Principal payments of term loan	(2,600)	(3,044)
Payments of deferred financing costs	—	(1,095)
Payments of deferred offering costs	—	(192)

Net cash provided by financing activities	3,400	4,652

Effect of exchange rates on cash, cash equivalents	292	(292)

Net increase in cash and cash equivalents	2,111	2,037
Cash and cash equivalents, at beginning of the year	19,477	21,588

Cash and cash equivalents, at end of the year	$21,588	$23,625

Supplemental disclosures of cash flow information
Income taxes paid (refunded)	$3,607	$(1,520)

Interest paid on term loan, revolver facility and capital leases	$22,875	$22,750

Non-cash investing activities
Purchases of property, equipment and software, included in accounts payable and accrued liabilities	$604	$178

Acquisition-related contingent consideration	$1,819	$—

Non-cash financing activities
Unpaid offering costs	$—	$685

See accompanying notes to the consolidated financial statements.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

NOTE 1:    ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

On September 1, 2016 (the “Inception Date”), Ivy Parent Holdings, LLC (“IPH”) and Intermedia Cloud Communications, Inc. (“Intermedia” or the “Company”), a wholly owned subsidiary of IPH, were formed under Delaware law by funds affiliated with the Company’s sponsor solely for the purpose of acquiring Intermedia Holdings, Inc. (“Intermedia Holdings”). Effective January 25, 2021, the name of the Company was changed from Ivy Holding Corp. to Intermedia Cloud Communications, Inc.

Intermedia Holdings, Inc. is a Unified Communications as a Service (UCaaS) and business cloud email provider, offering cloud-based communications, collaboration, security, and productivity software-as-a-service solutions for businesses. Intermedia Holdings, Inc. sells its solutions directly to customers as well as through a network of active managed service providers, value added resellers, IT distributors, telecommunications service providers and other IT service firms (collectively, “channel partners”).

Risk and Uncertainties

In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world. Governments have instituted lockdowns or other similar measures to slow infection rates. In accordance with the various shelter-in-place and other social distancing orders and recommendations of applicable government agencies, substantially all of our employees have transitioned to work-from-home operations and we have restricted all business travel by our employees. Our clients and business partners are also subject to various and changing shelter-in-place and other social distancing orders and recommendations, which have changed the way we interact with our clients and business partners. Our financial results for the year ended December 31, 2020 have not been materially impacted by COVID-19. The severity and duration of the COVID-19 pandemic is uncertain, as such uncertainty will likely continue in the near term and we will continue to actively monitor the situation taking into account the impact to our employees, customers, partners and suppliers. While there is considerable uncertainty, we believe that certain parts of our business will benefit, particularly over the longer term, from the need to enable work-from-home and to enhance business continuity planning.

Liquidity

On July 31, 2020, the Company amended its existing credit agreements which enabled the Company to incur a new incremental term loan in an aggregate principal amount of $13.0 million and additional credit commitments under its revolving facility bringing the aggregate revolving credit commitment to $52.0 million. In the year ended December 31, 2020, the Company generated positive cash flows from operations of $17.0 million. As of December 31, 2020 the Company had a balance of cash and cash equivalents of $23.6 million and an unused revolving facility of $52.0 million. As a result, management believes that there will be sufficient liquidity to finance its operations at least one year from the date of the report.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management affect revenues, the allowance for doubtful accounts, deferred sales commissions, goodwill, useful lives of intangible assets, share-based and unit-based compensation, warrants, capitalization of internally developed software, provision for income taxes, uncertain tax positions, and loss contingencies. Management periodically evaluates these estimates and will make adjustments prospectively based upon the results of such periodic evaluations. Actual results could differ from these estimates.

Segments

The Company has determined the chief executive officer is the chief operating decision maker. The CODM allocates resources based on the Company’s business prospects, competitive factors, revenue growth and consolidated earnings. The Company’s chief executive officer operates and manages the Company’s business as one reportable and operating segment. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 17.

Foreign Currency Translation

The Company evaluates the functional currencies of its international subsidiaries and has determined that the local currencies are their functional currencies. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenue and expenses are translated at average monthly exchanges rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ equity. The reporting currency of the Company and its subsidiaries is the U.S. dollar.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and bank deposits. All highly liquid investments purchased with original maturities of three months or less are classified as cash and cash equivalents. The Company has $5.3 million and $4.0 million in foreign countries as of December 31, 2019 and 2020, respectively, and actively monitors the third-party depository institutions that hold the Company’s cash and cash equivalents.

Fair Value of Financial Instruments

The carrying amount of certain financial instruments, including accounts receivable, accounts payable and accrued expenses, approximate fair value because of the short-term maturity of these assets and liabilities. In the case of cash equivalents, these are recorded using appropriate market information. The carrying amount of debt approximates its fair value because the interest rates approximate market interest rates. The fair value of debt is determined based on Level 2 inputs using primarily observable markets.

The Company accounts for certain financial assets at fair value. The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2—Observable prices that are based on inputs not quoted on active markets but are corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Observable inputs are based on market data obtained from independent sources.

Derivative Instruments

Hedge Accounting

The Company periodically uses forward contracts to economically hedge the impact of foreign currency changes in anticipated transactions denominated in foreign currencies, and interest rate swaps to mitigate the effect of changes in interest rates on variable-rate debt.

The Company purchases foreign exchange contracts with the primary objective of managing its functional currency equivalent cash flows related to certain forecasted intercompany transactions that are exposed to foreign currency risk, primarily related to the Russian ruble. Maturities of foreign exchange contracts range from 1 to 24 months. The purpose of entering into these hedging transactions is to minimize the impact of foreign currency fluctuations on the Company’s results of operations. All foreign exchange contracts are for risk management purposes only. The Company does not purchase foreign exchange contracts for trading or speculative purposes. These contracts are designated and documented as cash flow hedges at their inception. Due to the foreign exchange rate movement, the forecasted intercompany transactions that the Company is hedging against will create variability in the functional currency equivalent cash flows at the future settlement date, thus meeting the criteria of a cash flow hedge. Additional criteria for a cash flow hedge designation include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the assessment of the probability that the underlying transaction will occur.

The Company uses long-term variable rate debt as a source of funds for use in general business purposes. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. The Company believes it is prudent to limit the variability of a portion of its interest payments and, therefore, generally hedges a portion of its variable-rate interest payments. To meet this objective, the Company entered into an interest rate swap agreement on August 22, 2018 with SunTrust Bank whereby the Company receives variable interest rate payments and makes fixed interest rate payments. When hedging interest rate risk, interest on the debt is recorded at the stated interest rate plus or minus the amortization of any initial premium or discount and any financing fees and transactions costs. Net amounts receivable or payable on the interest rate swap are recognized as an adjustment to the interest expense on the hedged item in the period during which they accrue.

The derivative instruments are accounted for at fair value in accordance with ASC 815 Derivatives and Hedging. The Company does not offset the fair value of each instrument and has elected to separately report them as other current assets, other assets, other current liabilities, and other noncurrent liabilities on its consolidated balance

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reported within the Consolidated Statements of Comprehensive Loss. These amounts have been reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments that are not designated as hedging instruments, gains and losses are recognized immediately in “Other expense, net” in the Consolidated Statements of Operations.

Goodwill and Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. The Company includes the results of operations of the businesses that it acquired as of the respective dates of the acquisition. Pursuant to the acquisition method of accounting, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Additional information existing as of the acquisition date but unknown to the Company may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

Goodwill is tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach in accordance with ASC 350 Intangibles-Goodwill and Other. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows.

The Company operates as one reporting unit and during the fourth quarter of the fiscal year, the annual test for goodwill impairment is performed in a multi-step process. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company is not required to calculate the fair value of the reporting unit unless it determines, based on a qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount. If it is more-likely-than-not that the fair value is less than the carrying amount, the Company performs a two-step quantitative goodwill impairment test. In such a quantitative assessment, the Company first determines if the carrying amount of its reporting unit exceeds the fair value of the reporting unit, which would indicate that goodwill may be impaired. Second, if the Company determines that goodwill may be impaired, the Company compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss. The Company performed its annual test for goodwill impairment on October 1, 2020 and no impairment charges were recognized for the year ended December 31, 2020.

Property, Equipment and Software, Net

Property, equipment and software, net, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or expected useful life of the improvements. Lease agreements are evaluated to determine the nature of the lease and to determine the necessity to record asset retirement obligations for leasehold improvements. Maintenance and repairs are expensed when incurred.

Debt Issuance Costs

Debt issuance costs consist of original issuance discount and deferred financing fees. The costs are amortized over the life of credit agreements using the effective interest rate method. Net unamortized debt issuance costs are presented as a reduction in the carrying amount of debt.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned initial public offering (the “IPO”), are recorded on the consolidated balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2020, $0.9 million of deferred offering costs were recorded on the Consolidated Balance Sheets. There were no deferred offering costs capitalized as of December 31, 2019.

Intangible Assets Including Internal-Use Software Development Costs

Acquired intangible assets consist of identifiable intangible assets, including purchased technology, customer relationships and other intangibles such as trade names and covenants not to compete. Acquired intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from one to twenty years or on an accelerated basis when it is determined to be more reflective of the future cash flow estimates.

Costs capitalized for internal-use software are primarily related to the Company’s production and support systems. The Company’s policy is to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is approximately three years. Costs incurred prior to meeting these criteria, together with costs incurred for training, maintenance and post-implementation operation stage, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. The Company capitalized $8.6 million and $11.3 million of internal-use software development for the years ended December 31, 2019 and 2020, respectively. For the years ended December 31, 2019 and 2020, the Company amortized $3.7 million and $5.4 million, respectively, of these capitalized costs which are classified as cost of subscription revenues in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment if events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2019 and 2020.

Revenue Recognition

The Company has two types of revenue: subscription and product revenue. Subscription revenue is derived from providing the Company’s customers with communication, collaboration, security, and productivity software-as-a-service (“SaaS”) solutions. The Company charges a fixed monthly fee per user or per line for these subscriptions and variable usage-based fees, such as long distance charges and excess storage fees, for communications and data storage solutions. The Company derives revenue from product sales from the sale of phones in connection with its cloud voice applications, including outbound shipping and handling charges that are recorded as product revenue. The Company sells directly to customers (referred to as “direct customers”) as

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

well as through channel partners (referred to as “channel partner customers”) through whom the Company delivers services to end customers.

The Company recognizes revenue using the five-step model as prescribed by Accounting Standard Update (“ASU” ) No. 2014-09, Revenue from Contracts with Customers (ASC 606), as amended:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contracts; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Monthly subscription fees are recognized in the month in which the service is provided or is made available. Fees for usage over plan limits are deemed to be variable consideration that meets the allocation exception for variable consideration as they are specific to the period the usage occurs. Revenue is recognized based on the transaction price excluding amounts collected on behalf of third parties such as sales and telecommunication taxes, which are collected and remitted to government authorities. The Company’s agreements do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service agreements. Customers are granted continuous access to the services over the contractual period. The Company transfers control evenly over the contractual period by providing stand-ready service. Accordingly, the fixed consideration related to subscription is recognized over time on a straight-line basis over the contract term beginning on the date the Company’s service is made available to the customer. Amounts invoiced in advance are recorded as deferred revenue. The Company typically bills its customers on a monthly basis with payment terms of 15 days or less.

The Company’s subscription arrangements contain service level commitments to its customers. To the extent that such service levels are not achieved, the Company issues service credits for a portion of the subscription service fees paid by its customers representing a form of variable consideration. The Company recognizes service credits as incurred and records a provision, when necessary, for estimated service credits to be issued in future periods pertaining to revenue recognized during the period.

Product revenue related to the sale of phones and related hardware is recognized upon transfer of control to the customer, which is generally upon shipment. In certain arrangements involving the sale of phones, the Company maintains a right to bill the customer for the prorated value of the phone if the services are terminated within the first 12 months. In such arrangements, product revenue related to the sale of the phones is recognized upon shipment and variable consideration is constrained based on estimates of concessions provided on these arrangements.

The Company frequently enters into arrangements with multiple performance obligations. The Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the prices at which the Company sells a promised good or service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by considering factors such as competitive alternatives and pricing practices, as well as Company-specific factors such as contractually stated prices, direct product and other costs, and discounting strategies.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The Company records surcharges on a gross basis in the consolidated statements of operations and comprehensive loss and record USF contributions, regulatory contributions, sales, use and excise taxes billed to our customers on a net basis.

Principal vs. Agent

A portion of the Company’s software subscriptions and product revenues are generated through sales by resellers and carrier partners. When the Company controls the performance of contractual obligations to the customer, it records this revenue at the gross amount paid by the customer with amounts paid as commissions to Agents as sales and marketing expense. The Company assesses control of goods or services when it is primarily responsible for fulfilling the promise to provide the good or service, has inventory risk and has discretion in establishing the price. When a reseller assumes the majority of these factors in assessing control, the Company records the associated revenue at the net amount received from the reseller.

Prepaid Contract Incentives

Consideration payable to customers are deferred and amortized as a reduction in revenue based on the Company’s estimate of performance over the contract to that particular customer. Changes in estimated performance under the contract are reflected in the period that they occur.

Deferred Sales Commissions

The Company capitalizes sales commission costs and associated payroll taxes paid to internal sales personnel and sales agents (also referred as advisors), who sell the Company’s solutions. The advisors are selling agents for the Company and earn sales commissions which are directly tied to the value of the contracts that the Company enters with the end-user customers. Sales commissions are considered incremental and recoverable costs of acquiring contracts with customers. The Company pays sales commissions to its internal sales personnel on initial contracts and contracts for increased purchases with existing customers (expansion contracts). The Company does not pay sales commissions for contract renewals. These costs are capitalized as other current or noncurrent assets and amortized on a straight-line basis over the anticipated benefit period, which is estimated to be five years. The Company has determined the benefit period by taking into consideration the length of customers’ contracts and related renewals, technology lifecycle, and other factors. This amortization expense is recorded in sales and marketing expense within the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

In connection with the adoption of ASC 340-40, the Company capitalizes certain contract acquisition costs consisting primarily of commissions and related incremental payroll taxes paid when new contracts are signed. As of January 1, 2019, the date of ASC 340-40 adoption, the Company had $0.3 million capitalized in deferred contract acquisition costs where the benefit period had not yet expired. In the years ended December 31, 2019 and 2020, amortization from amounts capitalized was $0.7 million and $2.2 million, respectively. As of December 31, 2019 and 2020, the Company had no impairment loss in relation to amounts capitalized.

Disaggregation of Revenue

Subscription revenue is recognized over time whereas product revenue is recognized at a point in time. Revenue recognized over time and at a point in time was as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Revenue recognized over time	$236,905	244,626
Revenue recognized at a point in time	3,554	6,969

Total revenue	$240,459	$251,595

The Company’s revenue is derived from the licensing of its software-as-a-service solutions and selling of hardware used in the operation of its solutions. The Company sells its solutions directly to customers as well as through a network of active managed service providers, value added resellers, IT distributors, telecommunications service providers and other IT service firms (collectively, “channel partners”) primarily in the United States. The information about operating segments and geographic location is presented in Note 17. The licensing of the Company’s solutions is subject to economic conditions and may fluctuate based on changes in industry, regulation and overall financial markets. The Company’s product revenue may fluctuate based on the level of new customers brought in by the Company to license its solutions.

The Company applies a practical expedient that permits the Company to apply ASC 340-40 to a single portfolio of contracts, as they are similar in their characteristics, and the financial statement effects of applying ASC 340-40 to that portfolio would not differ materially from applying it to the individual contracts within that portfolio.

Additionally, the Company has elected to apply the “as-invoiced” practical expedient to recognize revenue from transaction-based fees in the amount to which it has a right to invoice the customer.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Contract Balances

The following table provides information about accounts receivable, net, deferred sales commissions, prepaid contract incentives and contract assets and contract liabilities (deferred revenue) with customers:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Accounts receivable, net	$15,236	$18,025

Deferred sales commissions:

Current	1,397	3,061
Noncurrent	4,875	9,326

Total deferred sales commissions	6,272	12,387

Prepaid contract incentives:

Current	—	674
Noncurrent	—	7,289

Total prepaid contract incentives	—	7,963

Contract assets and liabilities (current):

Contract assets	110	918
Contract liabilities (deferred revenue)	(4,229)	(4,748)

Contract liabilities	$(4,119)	$(3,830)

The following table represents a rollforward of deferred sales commissions:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Beginning balance	$300	$6,272
Addition to deferred sales commissions	6,684	8,317
Amortization of deferred sales commissions	(712)	(2,202)

Ending balance	$6,272	$12,387

Deferred sales commissions, current (to be amortized over the next 12 months)	1,397	3,061
Deferred sales commissions, noncurrent	4,875	9,326

Total deferred sales commissions	$6,272	$12,387

The amount of unbilled accounts receivable included within accounts receivable, net of allowances in the consolidated balance sheets was $8.7 million and $9.1 million as of December 31, 2019 and 2020, respectively.

The amount of revenue recognized during the fiscal year ended December 31, 2019 and 2020 that was included in deferred revenue at the beginning of the year was $3.9 million and $4.2 million, respectively.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The majority of customers pay for services via credit card, but the Company, at its sole discretion, does grant uncollateralized credit terms to a portion of its customers, which includes certain channel partners. The Company makes judgments as to its ability to collect outstanding receivables and records allowances when collection becomes doubtful due to liquidity and/or non-liquidity concerns. The allowance primarily includes an estimate for uncollectible receivables due to customers’ liquidity concerns which is recorded in general and administrative expenses in Consolidated Statements of Operations and Comprehensive Loss. These estimates are based on multiple sources of information including: assessing the creditworthiness of the Company’s customers, the Company’s historical collection experience, collection experience within the Company’s industry, industry and geographic concentrations of credit risk, and current economic trends.

Below is a summary of the changes in allowance for doubtful accounts for the years ended December 31, 2019 and 2020:

	Balance at Beginning of Period	Additions	Write-offs	Balance at End of Period
	(in thousands)
Year ended December 31, 2019	$1,074	$227	$(295)	$1,006
Year ended December 31, 2020	$1,006	$808	$(257)	$1,557

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash, which may, at times, be in excess of federally insured credit limits, with high-quality financial institutions. The Company has not experienced any losses in such accounts.

In 2019 and 2020, no customer (direct customer or channel partner) accounted for more than 10% of total revenue. One channel partner accounted for 12% and 15% of total accounts receivable as of December 31, 2019 and 2020, respectively.

Inventory

The Company recognizes inventory at the lower of cost or net realizable value, and it writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based on historic usage, future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory, which is included in other current assets in the Consolidated Balance Sheets, is comprised of finished products and was $0.4 million and $0.7 million as of December 31, 2019 and 2020, respectively.

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of data center co-location and connectivity costs, third-party vendor software license costs and subscription licenses, telecommunications carrier minutes and related costs, hardware maintenance and data center related costs, depreciation of servers and equipment, amortization of developed technology, personnel costs for customer support, onboarding, system administration and internal security, and credit card payment processing fees.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Cost of Product Revenue

Cost of product revenue related to phone sales consists of the cost of purchased phones, including shipping and related costs for shipping and handling. Cost of product revenue related to phone sales is recognized upon shipment. Depreciation expense related to cost of product revenue is insignificant for all periods presented and is not included in cost of product revenue. There was no amortization expense related to cost of product revenue in the periods presented.

Stock-Based and Unit-Based Compensation

The Company measures all share-based awards, including profit interests and stock options, based on their estimated fair value on the grant date for awards to employees, Board members or other service providers after reduction for estimated forfeitures. The Company uses the Black-Scholes-Merton pricing model to determine the fair values of the stock-based and unit-based awards and amortizes the fair values of stock-based and unit-based payments on a straight-line basis over the requisite service period (generally the vesting period) for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Expenses for such awards are recognized in the Company’s Consolidated Statements of Operations and Comprehensive Loss. The Company recognizes stock-based and unit-based compensation expense for the portion of awards that have vested.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Deferred income taxes are classified as noncurrent. A valuation allowance is provided against the Company’s deferred income tax assets when realization is not reasonably assured.

The Company’s income is subject to taxation in both the U.S. and foreign jurisdictions. The provision for tax liabilities and recognition of tax benefits involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving uncertain tax positions related to income tax matters, the Company does not recognize benefits unless their sustainability is deemed more likely than not to be realized. As additional information becomes available, or these uncertainties are resolved with the taxing authorities, revisions to these liabilities or benefits may be required. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Advertising Expenses

Advertising costs are expensed as incurred as a component of sales and marketing expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Advertising expenses were $2.9 million for each year ended December 31, 2019 and 2020.

Commitments and Contingencies

From time to time, the Company is a defendant or plaintiff in various legal actions that arise in the normal course of business. The Company is required to assess the likelihood of any adverse judgments or outcomes to these

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

matters as well as potential ranges of reasonably possible losses. A determination of the amount of reserves required for these commitments and contingencies, if any, that would be charged to earnings includes assessing the probability of adverse outcomes and estimating the amount of potential losses. The required reserves, if any, may change in the future due to new developments in each matter or changes in circumstances such as a change in settlement strategy. Changes in required reserves could increase or decrease the Company’s earnings in the period the changes are made. The Company recognizes legal expenses in connection with contingencies and legal claims as incurred.

Net Loss Per Share Attributable to Common Stockholders

Basic net income per share attributable to the Company’s Class A common stockholders is calculated based on the weighted-average number of shares of the Company’s Class A common stock outstanding during the period. Diluted net income per share attributable to the Company’s Class A common stockholders is calculated based on the weighted-average number of shares of the Company’s Class A common stock and other dilutive securities outstanding during the period. As the Company has reported net loss for the years ended December 31, 2019 and 2020, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to Class A common stockholders because their effect is anti-dilutive. As of December 31, 2019 and 2020 there were no outstanding shares of Class B common stock and preferred stock.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. The Company has elected to use this extended transition period under the JOBS Act. As a result, its financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

Recently Adopted Accounting Standards

In June 2018, the Financial Accounting Standards Board (FASB) issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718), which now provides guidance for share-based payments to non-employees, resulting in alignment in accounting for employees and non-employees. This new standard is effective for the Company’s interim and annual reporting periods beginning January 1, 2020, and early adoption is permitted. The Company adopted this guidance on January 1, 2020. The adoption had no material impacts to the financial statements.

In June 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework –Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net asset value. This new standard is effective for the Company’s interim and annual reporting periods beginning January 1, 2020, and early adoption is permitted. The Company adopted this guidance on January 1, 2020. The adoption had no material impacts to the financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASC 842. In March 2019, the FASB issued ASU 2019-01, which provides

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

clarification on implementation issues associated with adopting ASU 2016-02. These ASUs (collectively, the “new leasing standard”) require lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. ASC 842 provides a lessee with an option to not account for leases with a term of 12 months or less as leases in the scope of ASC 842. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The new leasing standard should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities to elect an optional transition method where entities may continue to apply the existing lease guidance during the comparative periods and apply the new lease requirements through a cumulative effect adjustment in the period of adoption rather than in the earliest period presented. In June 2020, the FASB issued ASU 2020-05, which delays the adoption dates for ASC 842 for the Company to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application continues to be allowed. The Company has various leases for facilities, data centers, and equipment, which are currently being accounted for as operating leases. Refer to Note 9 for disclosure on future annual minimum payments for the operating leases outstanding as of December 31, 2020. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The Company expects to recognize a right-of-use asset and corresponding lease liability for its lease arrangements upon the adoption of this standard.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2022; early adoption is permitted. The Company does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Accounting Standards Update (Topic 740): Simplifying the Accounting for Income Taxes. The ASU removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. The ASU is effective for calendar year-end public entities on January 1, 2021. For the Company, this ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company may early adopt the ASU in any interim period for which financial statements have not yet been issued (or made available for issuance). The Company has not yet adopted the new guidance and is currently analyzing the tax impact but does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). The amendments in ASU 2020-04 provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Industry Subtopic as of any date from the beginning an interim period that includes or is subsequent to March 12, 2020, or prospectively from the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company may elect to apply ASU 2020-04 as its contracts referenced in London Interbank Offered Rate (“LIBOR”) are impacted by reference rate reform. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 also simplifies the diluted net income per share calculation in certain areas. This ASU is effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this standard on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses, which was subsequently updated by ASU 2019-04, Codification Improvements to Topic 326, Financial Instrument—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. The amendment updates the guidance for measuring and recording credit losses on financial assets measured at amortized cost by replacing the “incurred loss” model with an “expected loss” model. Accordingly, these financial assets will be presented at the net amount expected to be collected. The amendment also requires that credit losses related to available-for-sale debt securities be recorded as an allowance through net income rather than reducing the carrying amount under the current, other-than-temporary-impairment model. In November 2019, the FASB issued ASU No. 2019-10, according to which, the new standard is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies (“SRC”) as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the new standard is effective for fiscal years beginning after December 15, 2022, and interim periods within that fiscal year. Early adoption is permitted. The Company does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.

NOTE 3:    ACQUISITIONS AND RELATED TRANSACTIONS

Acquisition – Telax Voice Solutions, Inc.

On August 7, 2019, the Company entered into an agreement to acquire all of the outstanding equity associated with Telax Voice Solutions, Inc., a Canadian cloud-based contact center-as-a-service (“CCaaS”) company, for total consideration with an acquisition date fair value of $9.6 million. The Telax acquisition provides Intermedia an omni-channel CCaaS solution allowing partners additional recurring revenue streams through an integrated UCaaS/CCaaS or stand-alone CCaaS solution and provides customers a single platform that better addresses needs of contact center workers through a common set of communications and collaboration tools driving greater efficiency and productivity. For the year ended December 31, 2019, the Company incurred approximately

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

$0.4 million in expenses related to the acquisition, which is recorded in general and administrative costs in the consolidated statements of operations.

The former Telax shareholders are eligible for contingent consideration of up to $3.0 million subject to achievement of certain monthly recurring revenue milestones over a 3-year period assessed annually at the anniversary of the acquisition date. The Company recorded an accrued liability of $1.8 million based on the acquisition date fair value of the milestones expected to be achieved. The Company computes the fair value of the contingent consideration using Monte Carlo simulation analysis.

The amount of revenues and earnings of the acquiree since the acquisition date are not material. Likewise, the impact to the revenue and earnings of the combined entity for the years ended December 2019 and 2020 is not material.

Fair Value of Assets Acquired and Liabilities Assumed

The fair value of assets acquired and liabilities assumed has been determined based upon management’s estimates of the fair value of assets acquired and liabilities assumed in the acquisition of Telax. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired.

The Company recorded goodwill because the purchase price exceeded the fair value of the net assets acquired and represents the assembled workforce and the know-how and synergies expected to be realized from combining the acquired entities. A portion of the Goodwill and intangible assets aggregating to $6.3 million is deductible for determining income taxes.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed:

Telax Voice Solutions, Inc.
(in thousands)
Cash paid at closing	$7,780
Contingent consideration	1,819

Total Purchase Price	$9,599

Fair Value of Assets Acquired and Liabilities Assumed
Tangible assets acquired:
Working capital	$991
Property, equipment and software	40
Noncurrent assets	57

Total tangible assets acquired	1,088
Identified intangible assets acquired	3,562
Deferred tax liability for intangible assets	(392)

Total assets acquired in excess of liabilities assumed	4,258
Goodwill	5,341

Total purchase price	$9,599

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The fair value of the financial instruments acquired includes accounts receivable in which the fair value is estimated as the contractual amount of the receivables and no amounts are believed to be uncollectible.

The fair value of identifiable intangible assets acquired of $3.6 million was determined by third-party appraisal primarily using variations of the income approach, which is based on the present value of the future after-tax cash flows attributable to identifiable intangible assets. Some of the more significant assumptions inherent in the development of intangible asset fair values, from the perspective of a market participant, include, but are not limited to (i) the amount and timing of projected future cash flows (including revenue and expenses), (ii) the discount rate selected to measure the risks inherent in the future cash flows, (iii) the assessment of the asset’s life cycle, and (iv) the contributory asset charges.

The components of identifiable intangible assets acquired were as follows:

	Useful Lives (in Years) (4)	Telax Voice Solutions, Inc. Value as of Closing Date of Acquisition
		(in thousands)
Trade name (1)	1	$26
Technology (2)	7	2,784
Customer relationships (3)	5	752

Total identifiable assets acquired		$3,562

1.	The relief from royalty method of the income approach was used to estimate the fair value of the trade name.
2.	The cash flows used for technology-related assets represented relief from royalties to pay for use of the technology.
3.	The cash flows from customer relationship assets represent the expected profits to be generated from the customer contracts, incorporating estimated customer retention rates.
4.	The estimated useful lives were determined based on the future economic benefit expected to be received from the assets.

NOTE 4:    GOODWILL AND INTANGIBLE ASSETS

As described in Note 1, on February 1, 2017, funds affiliated with the Company’s sponsor made an equity investment in IPH, which together with debt proceeds was used to acquire Intermedia Holdings. The fair value of the identified intangible assets acquired and goodwill is $201.3 million and $249.7 million, respectively.

On August 16, 2017, the Company entered into an agreement to acquire substantially all of the assets and business of AnyMeeting, Inc., an Irvine, California-based web conferencing, video conferencing and webinar provider for total purchase price of $2.5 million. The acquisition closed on August 22, 2017 and the fair value of the identified intangible assets acquired and goodwill is $1.1 million and $1.5 million, respectively.

The following table summarizes the detail for goodwill:

	Balance at Beginning of Period	Additions	Impact of Changes in Foreign Currency Translation	Balance at End of Period
	(in thousands)
Year ended December 31, 2019	$251,263	$5,341	$42	$256,646
Year ended December 31, 2020	$256,646	$—	$—	$256,646

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The components of intangible assets consisted of the following as of the date set forth below:

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Trade name and other intangible assets	$24,377	$(4,644)	$19,733
Technology	50,490	(18,582)	31,908
Customer relationships	131,197	(50,489)	80,708

	$206,064	$(73,715)	$132,349

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Trade name and other intangible assets	$24,377	$(6,199)	$18,178
Technology	50,553	(25,309)	25,244
Customer relationships	131,214	(62,500)	68,714

	$206,144	$(94,008)	$112,136

The Company had the following intangible assets additions for the years ended December 31, 2019 and 2020:

	Useful Lives (in Years) (4)	December 31, 2019	December 31, 2020
		(in thousands)	(in thousands)
Trade name and other intangible assets (1)	1	$26	$—
Technology (2)	7	2,784	—
Customer relationships (3)	5	752	—

Total intangible assets additions		$3,562	$—

1.	Trade name acquired as part of business combination, assets and domain names purchased
2.	Technology acquired as part of business combination
3.	Customer relationships based on expected lifetime relationship with customer based on churn data
4.	The estimated useful lives were determined based on the future economic benefit expected to be received from the assets

The weighted-average amortization period is 4.0 years for technology, 4.9 years for customer relationships, and 14.0 years for trade names and all other intangible assets as of the year ended December 31, 2020.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The following table shows a summary of amortization expense related to the intangible assets, which is recorded in the Consolidated Statements of Operations and Comprehensive Loss, for the years ended December 31, 2019 and 2020:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Cost of subscription revenue	$6,545	$6,710
Sales and marketing	13,862	11,853
Research and development	3	3
General and administrative	1,605	1,692

Total	$22,015	$20,258

As of December 31, 2020, the estimated aggregate amortization expense for the intangible assets for each of the five succeeding years and thereafter is as follows:

Year Ending December 31,	Amount
(in thousands)
2021	$18,826
2022	18,377
2023	15,961
2024	14,241
2025	8,557
Thereafter	36,174

Total	$112,136

NOTE 5:    CONSOLIDATED BALANCE SHEETS COMPONENTS

(a)	Prepaid Expenses and Other Current Assets

The following table summarizes the details of prepaid expenses and other current assets as of the dates set forth below

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Prepaid maintenance	$2,960	$3,230
Prepaid federal and state income tax	438	3,674
Inventory	381	721
Prepaid sales and indirect tax	1,103	512
Foreign exchange forward contracts	1,288	209
Contract assets	110	918
Prepaid contract incentives	—	674
Other	2,436	1,898

Total	$8,716	$11,836

The Company enters into short-term, foreign exchange forward contracts with the primary objective being to manage its functional currency equivalent cash flows relating to certain forecasted intercompany transactions that are exposed to foreign currency risk. The fair value of the derivative instruments can be an asset, a liability, or both.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

(b)	Other Noncurrent Assets

The following table summarizes the details of other noncurrent assets as of the dates set forth below

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Prepaid contract incentives, noncurrent	$—	$7,289
Prepaid expenses	1,338	1,799
Foreign exchange forward contracts	497	276
Deferred tax asset	67	217
Other	292	307

Total	$2,194	$9,888

(c)	Property, Equipment and Software, net

The following table summarizes the details of property, equipment and software, net, as of the dates set forth below:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Computer equipment	$47,926	$53,875
Computer software	4,032	4,330
Capitalized software development costs	19,077	30,427
Furniture and fixtures	1,097	1,368
Leasehold improvements	3,821	3,838

Gross property, equipment and software	75,953	93,838
Accumulated depreciation and amortization	(33,923)	(49,563)

Property, equipment and software, net	$42,030	$44,275

The following table shows, for the periods set forth below, a summary of depreciation and amortization expense related to property, equipment and software, included in the Consolidated Statements of Operations and Comprehensive Loss:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Cost of subscription revenue	$12,652	$14,540
Research and development	242	396
Sales and marketing	—	38
General and administrative	2,289	1,594

Total	$15,183	$16,568

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

(d)	Accrued Liabilities

The following table summarizes the details of accrued liabilities as of the dates set forth below:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Accrued payroll and related liabilities	$11,728	$16,170
Sales and telecom tax liabilities	3,181	3,595
Income tax payable	2,855	1,334
Advisor commissions	1,495	2,631
Accrued licenses	1,984	2,492
Contingent consideration on Telax earnout	—	2,409
Professional services	51	970
Foreign exchange forward contract liabilities	—	313
Other	4,856	4,624

Total	$26,150	$34,538

(e)	Other Noncurrent Liabilities

The following table summarizes the details of other noncurrent liabilities as of the dates set forth below:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Interest swap liability	$6,594	$10,566
Class A unit warrant liabilities	—	4,106
Contingent consideration on Telax earnout	1,855	383
Other	946	1,753

Total	$9,395	$16,808

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

(f)	Accumulated Other Comprehensive Loss

The following table illustrates the changes in the balances of each component of accumulated other comprehensive loss net of taxes for the years ended December 31, 2019 and 2020:

	Foreign Currency Translation Gains (Losses)	Unrealized Gains (Losses) on Foreign Exchange and Interest Swap Contracts	Accumulated Other Comprehensive (Loss)
	(in thousands)
Balance at December 31, 2018	$(168)	$(2,770)	$(2,938)

Other comprehensive gain (loss)	311	(1,252)	(941)
Tax effect of unrealized loss on cash flow hedges	—	417	417

Net current-period other comprehensive income (loss)	311	(835)	(524)

Balance at December 31, 2019	$143	$(3,605)	$(3,462)

Other comprehensive loss	(357)	(5,106)	(5,463)
Tax effect of unrealized loss on cash flow hedges	—	1,398	1,398

Net current-period other comprehensive loss	(357)	(3,708)	(4,065)

Balance at December 31, 2020	$(214)	$(7,313)	$(7,527)

NOTE 6:    FAIR VALUE MEASUREMENTS

The Company’s foreign exchange forward contracts with maturity in a 1-24 month period are to hedge its functional currency equivalent cash flows related to certain forecasted intercompany transactions that are exposed to foreign currency risk. The Company is also a party to an interest rate swap agreement designated as a cash flow hedge of the Company’s exposure to the variability of the payment of interest on a portion of its term loan borrowings. The Company accounts for these instruments at fair value in accordance with ASC 815 Derivatives and Hedging. The fair value of the derivatives have been obtained from the counterparties to the agreements and were based on Level 2 observable inputs using proprietary models and estimates about relevant future market conditions. These contracts are measured on a recurring basis based on the foreign currency spot rates and forward rates quoted by banks or foreign currency dealers. Forward contracts are measured on a recurring basis based on the foreign currency spot rates and forward rates quoted by banks or foreign currency dealers. The Company’s calculation of the fair value of interest rate swaps is derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve. The counterparties to the derivative financial instruments are major international financial institutions. The Company is exposed to credit risk for the net exchanges under these agreements, but not for the notional amounts. The Company does not anticipate non-performance by any of its counterparties. For more information on the Company’s foreign exchange forward contracts and interest rate swap agreement, see Note 7.

The Company did not have any transfers of financial assets and liabilities between any of the categories for the years ended December 31, 2019 and 2020.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The following tables summarizes the carrying amounts and fair values of financial assets and liabilities subject to fair value measurements as of the dates set forth below:

	December 31, 2019
	Total	Level 1	Level 2	Level 3
	(in thousands)
Financial assets included in current assets – Prepaid expenses and other current assets:
Foreign exchange forward contracts designated as cash flow hedges	$1,288	$—	$1,288	$—

Financial assets included in noncurrent assets – Other assets:
Foreign exchange forward contracts designated as cash flow hedges	$497	$—	$497	$—

Financial liabilities included in Other noncurrent liabilities:
Contingent consideration on Telax earnout	$1,855	$—	$—	$1,855

Financial liabilities included in Other noncurrent liabilities:
Interest swap contract designated as cash flow hedges	$6,594	$—	$6,594	$—

	December 31, 2020
	Total	Level 1	Level 2	Level 3
	(in thousands)
Financial assets included in current assets – Prepaid expenses and other current assets:
Foreign exchange forward contracts designated as cash flow hedges	$209	$—	$209	$—

Financial assets included in noncurrent assets – Other assets:
Foreign exchange forward contracts designated as cash flow hedges	$276	$—	$276	$—

Financial liabilities included in Accrued liabilities:
Foreign exchange forward contracts designated as cash flow hedges	$313	$—	$313	$—

Financial liabilities included in Other noncurrent liabilities:
Interest swap contract not designated as cash flow hedges	$10,566	$—	$10,566	$—

Financial liabilities included in Accrued liabilities:
Contingent consideration on Telax earnout	$2,409	$—	$—	$2,409

Financial liabilities included in Other noncurrent liabilities:
Contingent consideration on Telax earnout	$383	$—	$—	$383

Financial liabilities included in Other noncurrent liabilities:
Class A unit warrant liability	$4,106	$—	$—	$4,106

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The following tables set forth the changes in the fair value of Level 3 financial liabilities (in thousands):

	Contingent consideration on Telax earnout	Class A Unit Warrant Liability
Fair value at December 31, 2019	$1,855	$—
Change in fair value included in other expense, net	896	4,097
Accretion of Class A unit warrant liability through prepaid contract incentives	—	9
Foreign currency translation loss	41	—

Fair value at December 31, 2020	$2,792	$4,106

The fair value of contingent consideration on Telax earnout is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of contingent consideration on Telax earnout the Company used Monte Carlo simulation analysis.

The fair value of the warrant liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy. In determining the fair value of the warrant liability, the Company used the Black-Scholes-Merton Option pricing model to estimate the fair value using unobservable inputs including the expected term, expected volatility, risk-free interest rate and dividend yield (see Note 14).

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2019 and 2020.

NOTE 7:    FOREIGN EXCHANGE CONTRACTS AND INTEREST SWAP CONTRACT

As of December 31, 2019 and 2020, the gross amount of unrealized gains (losses) with respect to the Company’s foreign exchange contracts that were expected to be reclassified into earnings within the next 12 months were $1.3 million of unrealized gains and $0.1 million of unrealized losses, respectively. The gross amount of unrealized losses with respect to the Company’s interest swap agreement that were expected to be reclassified into earnings within the next 12 months was $1.7 million and $3.8 million as of December 31, 2019 and 2020, respectively.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The fair value and balance sheet location of the foreign exchange contracts and interest swap contract as of December 31, 2019 and 2020 were as follows:

	December 31, 2019
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(in thousands)
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$1,288	Accrued liabilities	$—
Foreign exchange forward contracts	Other assets	$497	Other noncurrent liabilities	$—
Interest swap contract	Other assets	$—	Other noncurrent liabilities	$6,594

	December 31, 2020
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(in thousands)
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$209	Accrued liabilities	$313
Foreign exchange forward contracts	Other assets	$276	Other noncurrent liabilities	$—
Derivatives not designated as hedging instruments:
Interest swap contract	Other assets	$—	Other noncurrent liabilities	$10,566

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The following table shows the portion of the cash flow hedges that was recognized in the Consolidated Statements of Operations and Comprehensive Loss:

	Gain (Loss) Recognized in Income
	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Location of gain (loss) from derivatives designated as cash flow hedges

Foreign exchange forward contracts:
Cost of subscription revenue	$10	$(73)
Sales and marketing	1	(4)
Research and development	51	(200)
General and administrative	3	(22)

Interest swap contract:
Interest expense	(878)	(3,257)
Other expense	—	(480)

Total net loss recognized	$(813)	$(4,036)

The Company had foreign exchange contracts designated as cash flow hedges with an aggregate notional amount of $18.0 million and $23.9 million as of December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the information pertaining to outstanding interest rate swap agreement used to hedge variable rate debt was as follows:

	December 31, 2019	December 31, 2020
Notional amount (in thousands)	$150,000	$150,000
Pay rate	2.761%	2.761%
Receive rate	2.208%	0.629%
Maturity in years	3.67	2.67
Unrealized loss relating to interest rate swap (in thousands)	$(6,594)	$(10,087)

This agreement provides for the Company to receive payments at a variable rate determined by a specified index (1-month LIBOR) in exchange for making payments at a fixed rate.

NOTE 8:    DEBT

SunTrust Credit Agreements and TD Bank Credit Agreement Under Ivy Holding Corp.

In February 2017, the Company entered into two credit agreements with SunTrust Bank as administrative agent, TD Securities (USA) LLC as syndication agent, Sumitomo Mitsui Banking Corporation as documentation agent, and SunTrust Robinson Humphrey, Inc. and TD Securities (USA) LLC as joint lead arrangers and joint bookrunners, and the lenders set forth therein. The First Lien Credit Agreement provided a $190 million term loan and a $25 million revolving loan facility. The Second Lien Credit Agreement provided a $70 million term loan. The Company incurred $6.3 million and $7.7 million of original issuance discount and deferred financing fees (“debt issuance costs”), respectively, related to the First Lien and Second Lien Credit Agreements. The costs were being accreted and amortized over the life of the credit agreements using the effective interest rate method.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Amended Credit Agreement

In July 2018, the Company entered into an amendment to its First Lien Credit Agreement and repaid all outstanding balances and accrued interest under the Second Lien Credit Agreement. The Amended Credit Agreement provides a $260 million term loan and a $25 million revolving loan facility. A portion of the debt issuance costs related to the First Lien Credit Agreement and all of the debt issuance costs related to the Second Lien Credit Agreement were written off as debt extinguishment, in the total amount of $7.8 million. The remaining unamortized balance of $3.6 million of the debt issuance costs were carried over to be amortized over the term of the Amended Credit Agreement as part of the debt modification.

The Company incurred $2.6 million and $0.6 million of original issuance discount and deferred financing fees (“amended debt issuance costs”), respectively, related to the amendment of the credit agreement in 2018. Together with the debt issuance costs carried over from the First Lien Credit Agreement, the costs are being accreted and amortized over the life of the credit agreement using the effective interest rate method. The Company amortized $0.6 million and $1.0 million of such costs to interest expense for the periods after amendment to December 31, 2019 and 2020, respectively.

As part of this amendment, the term loan accrues daily interest at a per annum rate equivalent to, at the Company’s option, (i) the Eurocurrency rate plus the applicable rate margin of 6%, or (ii) a base rate plus an applicable rate margin of 5%. The base rate is the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate in effect for the day, and (c) the Eurocurrency rate for an interest period of one month plus 1.00%, and solely in the case of revolving credit loans, 0.00%. Interest on the revolving loan accrues at a per annum rate equivalent to a Eurocurrency rate plus an applicable margin up to 4.75%.

As part of the amended agreement, SunTrust Bank resigned as administrative agent and TD Securities (USA) LLC became the administrative agent. The effective interest rate for the term loan was 7.76% as of December 31, 2019. On August 7, 2019, the Company borrowed $6.0 million out of the $25.0 million available under the revolving loan. The base rate for the revolving loan is 1.76%, plus a spread of 4.75% as of December 31, 2019.

The Company has pledged substantially all of its restricted subsidiaries’ assets as collateral to secure its obligations under the term loan and revolving loan facility.

Principal payments on the term loan under the Amended Credit Agreement are paid on the last business day of each quarter beginning March 2019, and all outstanding principal and accrued and unpaid interest on the term loan is due and payable on July 19, 2025. All outstanding principal and accrued and unpaid interest on the revolving loan facility is due and payable on July 19, 2023.

Second Amendment to Credit Agreement

On July 31, 2020, the Company entered into the Incremental Amendment No. 2 (“the Second Amendment”) to Existing Credit Agreements with the same creditors. This amendment enabled the Company to repay the existing revolver facility, as well as incur (i) new incremental term loans in an aggregate principal amount of $13.0 million (“2020 Incremental Term Loans”) and (ii) additional Revolving Credit (“Incremental Revolver Upsize”) in an amount of $27.0 million, increasing the aggregate revolving credit commitment available to the Company to $52.0 million.

The 2020 Incremental Term Loans may be Base Rate Loans or Eurocurrency Loans (“LIBOR rate”), with terms and conditions set forth consistent with the existing term loans. The maturity date of the 2020 Incremental Term Loans is July 19, 2025. The Incremental Revolver Upsize established pursuant to this Amendment is subject to the same terms and conditions applicable to the existing revolving credit arrangement under the Credit Agreement.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The Second Amendment was evaluated in accordance with ASC 470-50, Debt—Modifications and Extinguishments. As a result, it was accounted for as a modification.

The debt issuance costs were $1.1 million, of which $0.4 million was allocated to the 2020 Incremental Term Loans and $0.7 million was allocated to the Incremental Revolver Upsize facility based on the relative amounts of overall capital commitment. The debt issuance costs allocated to the 2020 Incremental Term Loans are amortized over the loan term using the effective interest rate method, while the debt issuance costs allocated to the Revolver Upsize are amortized on a straight-line basis over the contractual term of the revolver agreement. As of December 31, 2020, the net unamortized debt issuance costs were $5.5 million, which are presented as a reduction of the carrying amount of the Company’s current and long-term debt. After giving effect to the Second Amendment, the effective interest rate, inclusive of the debt discounts and issuance costs for the Term Loan was 8.41%. Future principal payments due under the debt arrangements were as follows as of December 31, 2020:

Years Ending December 31,	Amount
(in thousands)
2021	$3,378
2022	3,400
2023	3,015
2024	2,730
2025	256,815

Total debt arrangements	269,338
Less: unamortized debt issuance costs	(5,505)

Total debt, net	263,833
Less: current portion of long-term debt, net	(1,990)

Long-term debt, net	$261,843

NOTE 9:    COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space, data center space and equipment under non-cancellable operating leases with various expiration dates through 2024. Certain of the Company’s operating leases contain renewal options and rent acceleration clauses. Future annual minimum payments as of December 31, 2020, under non-cancellable operating leases were as follows:

Years Ending December 31,	Amount
(in thousands)
2021	$6,107
2022	3,719
2023	1,776
2024	1,162

Total minimum future lease payments	$12,764

Rent expense for operating leases of $7.7 million and $6.0 million for the years ended December 31, 2019 and 2020, respectively, are recorded in cost of revenue and operating expenses within the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Terms under the Company’s operating leases that allow for periods of free rent or provide for minimum escalations over the term of the lease are recorded as deferred rent on the Consolidated Balance Sheets and

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

recognized as rent expense on a straight-line basis in cost of revenue and operating expenses within the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Contractual Commitments Related to License Agreements

Future minimum annual payments under software license agreements used in providing the Company’s services as of December 31, 2020 were as follows:

Years Ending December 31,	Amount
(in thousands)
2021	$1,047
2022	644
2023	414
2024	80

Total minimum payments related to license agreements	$2,185

Contractual Commitments Related to the NEC Master Global Reseller and Distribution Agreement

Future committed contractual payments under the NEC Master Global Reseller and Distribution Agreement to fund NEC sales and marketing activities for the Company’s solutions as of December 31, 2020 are as follows:

Years Ending December 31,	Amount
(in thousands)
2021	$5,670
2022	5,670
2023	5,660

Total contractual payments	$17,000

Litigation and Legal Proceedings

In the ordinary course of business, the Company is involved in legal proceedings and claims. The Company makes a provision relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

The Company is not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material impact on its consolidated financial position, results of operations or cash flows or result in a material loss. However, the Company’s analysis of whether a claim may proceed to litigation cannot be predicted with certainty, nor can the results of litigation be predicted with certainty. Nevertheless, defending any of these actions, regardless of the outcome, may be costly and time consuming, distract management personnel and have a negative effect on the Company’s business. An adverse outcome in any of these actions, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results and/or financial condition or result in a material loss.

Warranties and Indemnification

The Company’s cloud services are typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s online help documentation under normal use and circumstances.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

NOTE 10:    RELATED-PARTY TRANSACTIONS

The parent company of the Company, IPH, has outstanding recourse promissory notes with certain senior management executives of the Company for the purchase of Class A units of IPH. The promissory note’s initial term is the earlier of 1) three years after execution of the promissory notes, provided that if neither a sale of IPH nor the consummation of an initial public offering has occurred as of such date, the term will automatically be extended for additional one year periods or 2) upon occurrence of certain events defined in the promissory note agreements. Amounts outstanding under these promissory notes were $1.4 million as of each year ended December 31, 2019 and 2020, which are recorded on the IPH balance sheet.

The Company has reimbursed Madison Dearborn Partners, which funds hold a significant majority of the outstanding common stock of the Company, for legal and other expenses incurred on behalf of the Company. These reimbursements were recognized as general and administrative expenses in the Company’s consolidated statements of operations at the time they were billed. The amount billed to the Company was less than $0.1 million as of each year ended December 31, 2019 and 2020.

The Company uses, or has in the past used, the services of NFP Corporation and Ankura Holdings, companies affiliated with Madison Dearborn Partners. The Company recognized $0.4 million of operating expenses with NFP Corporation as of each year ended December 31, 2019 and 2020.

On July 16, 2020, Intermedia formed a strategic partnership with Navisite LLC, a managed cloud service provider. The Company and Navisite LLC are under common control by Madison Dearborn Partners. During 2020 Navisite LLC referred customers to the Company earning commissions totaling $1.1 million. Amounts due to Navisite LLC as of December 31, 2020 totaled $0.9 million.

NOTE 11:    EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax or post-tax basis, a percentage of their annual compensation, not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company, at the discretion of the Board of Directors, may make additional matching contributions on behalf of the participants. The Company contributed $0.6 million and $0.8 million in the years ended December 31, 2019 and 2020, respectively.

NOTE 12:    STOCKHOLDERS’ EQUITY

Pursuant to the Company’s restated certificate of incorporation, as of December 31, 2019, the Company was authorized to issue 50,000,000 shares of Class A common stock, 500,000 shares of Class B common stock and 10,000 shares of undesignated preferred stock, each $0.01 par value per share.

As of December 31, 2020, the Company was authorized to issue 50,000,000 shares of Class A common stock, 1,250,000 shares of Class B common stock and 10,000 shares of undesignated preferred stock, each $0.01 par value per share.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Shares of Class A common stock and Class B common stock are the same in all aspects except for specific voting power and voting rights. Holders of Class A common stock are entitled to one vote per share of Class A common stock, and holders of Class B common do not have any voting power or voting rights.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of Class A and Class B common stock share equally, on a per share basis, with respect to any dividend or distribution. Holders of Class A and Class B common stock also share equally, on a per share basis, in all assets remaining after the payment of any liabilities and liquidation preferences, with respect to any outstanding preferred stock at the time.

Shares of Class B common stock reserved for future issuance were as follows:

	December 31, 2019	December 31, 2020
Stock options outstanding under 2017 Stock Option Plan	511,916	998,421
Remaining shares available for future issuance under the 2017 Stock Option Plan	88,084	26,579
Outstanding warrant	—	200,000

Total Class B common stock reserved	600,000	1,225,000

NOTE 13:    STOCK-BASED AND UNIT-BASED COMPENSATION

2017 Stock Option Plan

In May 2017, the stockholders approved the adoption of the Company’s 2017 Stock Option Plan (the “2017 Plan”) and reserved 300,000 shares of Class B common stock. Options granted under the 2017 Plan expire no later than 10 years from the date of grant. For stock options granted to employees under the 2017 Plan, 2/3 of the shares subject to the stock option have a time-based vesting condition, and the remaining 1/3 of the shares subject to the stock option have a performance-based vesting condition. Stock option awards to non-employee members of the Company’s Board of Directors have no performance-based vesting component. The time-based vesting component of the options generally vests over a period of four years from the vesting commencement date, with 25% vesting on the one-year anniversary of the option grant’s vesting commencement date and the remainder vesting ratably over the remaining period. There were zero stock options granted to Board members in the years ended December 31, 2019 and 2020. The performance-based vesting component is split into two tranches of performance and will vest only if specified performance is met in relation to a specified level of the Company’s sponsor’s internal rate of return or ratio of the Company’s sponsor’s cash inflows against cash outflows. The performance conditions applicable to such stock options will not be satisfied upon the effectiveness of the Registration Statement on Form S-1 in connection with the Company’s IPO nor upon the closing of the Company’s IPO. The fair value of the stock options as measured at the grant date shall be recognized over the requisite service period upon attainment of the performance criteria, which was not considered probable as of December 31, 2019 and 2020. Therefore, no expense was recorded for the performance-based element of the awards in the years ended December 31, 2019 and 2020.

On November 2, 2017, the Company’s Board of Directors approved amendments to the 2017 Plan, including an increase in the number of shares reserved for issuance under the plan by 39,000 shares of Class B common stock.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

On February 26, 2019, the Company’s Board of Directors approved amendments to the 2017 Plan, including an increase in the number of shares reserved for issuance under the plan by 125,000 shares of Class B common stock.

The following table summarizes the activity under the 2017 Plan for the years ended December 31, 2019 and 2020:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in thousands)
Balance at December 31, 2019	88,084	511,916	$3.91	7.2	$241
Shares reserved under the plan	425,000	—	—
Options granted	(510,116)	510,116	$5.76
Options forfeited or expired	23,611	(23,611)	$4.64

Balance at December 31, 2020	26,579	998,421	$4.84	8.2	$12,703

Vested at December 31, 2020		343,709	$4.33	7.5	$4,549

Vested and expected to vest at December 31, 2020		660,424	$4.80	8.2	$8,427

The intrinsic value of options represents the difference between the in-the-money exercise price and the fair value of the Company’s common stock. The intrinsic value of options exercised was nil as of December 31, 2019 and 2020. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at December 31, 2019 and 2020, based on the fair value of the Company’s common stock of $4.38 and $17.56, respectively. The weighted average grant date fair value of stock options granted for the year ended December 31, 2019 and 2020 is $1.61 and $5.24 per share, respectively.

The total fair value of options vested during the years ended December 31, 2019 and 2020 were $0.14 million and $0.67 million, respectively.

2017 Equity Incentive Plan Under Parent Company, Ivy Parent Holdings, LLC

In May 2017, for the benefit of the Company’s employees, the members of the Company’s parent company, IPH, approved the adoption of IPH’s 2017 Equity Incentive Plan and LLC Agreement Supplement (the “2017 IPH Plan”). The Company’s parent granted incentive units in 2019 to certain employees of the Company, which are accounted for by the Company as share-based compensation awards. Of the incentive units granted to employees under the 2017 IPH Plan, 2/3 of the units are subject to a time-based vesting condition, and the remaining 1/3 of the units are subject to a performance-based vesting condition. Incentive unit awards to non-employee members of the Company’s Board of Directors have no performance-based vesting component. The time-based vesting component of incentive units generally vests over a period of four years from the vesting commencement date, with 25% vesting on the one-year anniversary of the incentive unit award’s vesting commencement date and the remainder vesting ratably over the remaining period. There were no units granted to members of the Board of Directors in the years ended December 31, 2019 and 2020. The performance vesting component is split into two tranches of performance and will vest only if specified performance is met in relation to a specified level of the Company’s sponsor’s internal rate of return or ratio of the Company’s sponsor’s cash inflows against cash outflows. The fair value of the incentive units as measured at the grant date shall be recognized over the requisite

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

service period upon attainment of the performance criteria, which was not considered probable as of December 31, 2019 and 2020. Therefore, no expense was recorded for the performance-based element of the awards in the years ended December 31, 2019 and 2020.

Under the 2017 IPH plan, incentive units reserved for issuances as of December 31, 2019 and 2020 were 6,604,412.

The following table summarizes the activity in 2019 and 2020 under the 2017 IPH Plan:

	Units Available for Grant	Number of Units	Weighted Average Participation Threshold	Aggregate Intrinsic Value
			(in years)	(in thousands)
Balance at December 31, 2019	524,568	6,079,844	4.16	$5,313
Incentive units granted	(510,402)	510,402	6.50
Incentive units forfeited	61,722	(61,722)	5.87

Balance at December 31, 2020	75,888	6,528,524	4.32	$90,465

Vested at December 31, 2020		3,661,765	4.13	$51,460

Vested and expected to vest at December 31, 2020		6,308,892	4.31	$87,528

The intrinsic value of incentive units represents the difference between participation threshold of the incentive units and the fair value of the Company’s parent company Class A units. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money incentive units at December 31, 2019 and 2020 based on the fair value of the Company’s parent company Class A units of $5.03 and $18.18, respectively. The weighted average fair value of incentive units granted in the years ended December 31, 2019 and 2020 is $1.53 and $7.37 per incentive unit, respectively. The total fair value of units vested during the years ended December 31, 2019 and 2020 was $2.1 million and $2.5 million, respectively.

Determination of Fair Value

The Company estimated the fair value of stock options and incentive units using the Black-Scholes-Merton pricing model for options and incentive units with time-based vesting terms. The Black-Scholes-Merton pricing model requires the input of complex and subjective assumptions, including (a) the expected term of the award, (b) the expected stock or unit price volatility, (c) the risk-free interest rate and (d) expected dividends. The estimated grant date fair value of these stock options and incentive units are being amortized on a straight-line basis over the requisite service period of the awards.

The Company has opted to use the “simplified method” for estimating the expected term of stock options and incentive units, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the stock option and incentive units. Due to the Company’s limited operating history and a lack of Company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, stage of development, risk profile, position within the industry and with historical share price information sufficient to meet the expected life of the stock-based awards. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. The

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history of not paying dividends and its expectation that it will not declare dividends for the foreseeable future.

The assumptions used to value options and incentive units with time-based vesting conditions in the years ended December 31, 2019 and 2020 were as follows:

	Year ended December 31, 2019	Year ended December 31, 2020
Expected volatility	34.9%	60.0%
Expected life (in years)	6.08	6.08
Expected dividend yield	—	—
Risk-free interest rate of option grant	2.54%	0.45%
Risk-free interest rate of incentive unit grant	2.54%	0.43%
Weighted-average fair value per share of option grant	$1.61	$5.25
Weighted-average fair value per unit of incentive unit grant	$1.53	$7.53

The Company determines the fair value of performance-based options and stock units by utilizing a three step process. First, the Company determines its enterprise value using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Second, the Company adds non-operating assets and subtracts non-operating liabilities to determine its total equity value. The Company allocates its equity value to performance-based options and performance-based incentive units using a Monte Carlo simulation analysis.

Stock-based compensation expenses associated with stock options and incentive units were recorded in the following cost and operating expense categories in the Company’s Consolidated Statements of Operations and Comprehensive Loss:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Cost of subscription revenue	$366	$174
Sales and marketing	376	881
Research and development	366	815
General and administrative	1,283	1,464

Total	$2,391	$3,334

As of December 31, 2019 and 2020, the Company had $0.3 million and $1.2 million of unrecognized stock-based compensation expense, respectively, related to time-based stock options with expected weighted-average remaining recognition period of 1.12 and 1.11 years, respectively. As of December 31, 2020, the Company had $2.6 million of unrecognized stock-based compensation expense related to time-based incentive units with expected weighted-average remaining recognition period of 0.88 years. As of December 31, 2020, the unamortized compensation expense for performance-based options and performance-based units, which will be recognized in future periods if and when attainment of the performance criteria becomes probable, was $1.1 million and $3.4 million, respectively.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

NOTE 14:    Warrants

Class A Unit Warrant Liabilities

The Company entered a Master Global Reseller and Distribution Agreement with a customer NEC Platforms Ltd. and NEC Enterprise Communications Technologies, Inc. (“NEC” or “the Customer”) effective April 6, 2020. The customer will receive versions of the Company’s solutions that are branded specifically for the Customer. The Company’s solutions will be promoted and sold by the customer to their partners and end customers in exchange for monthly recurring and usage-based fees. As an incentive, IPH issued a warrant to purchase up to 2.8 million of its Class A units at an exercise price of $6.50 per unit to the Customer that becomes exercisable on or after April 6, 2023 (the “Class A Unit Warrant”). The Class A Unit Warrant will expire on April 6, 2027. The number of units exercisable under the warrant will be determined by NEC’s highest monthly sales volume on or before April 2023. The warrant requires a minimum of $2.0 million in monthly sales for any of the warrant units to be exercisable (at which point the warrant would be exercisable for approximately 0.5 million units), and the warrant becomes fully exercisable if the monthly recurring revenue equals or exceeds $12.0 million, with each $2.0 million increment of monthly sales (between $2.0 million and $12.0 million) resulting in increases in the number of warrant units exercisable under the Class A Unit Warrant. As of December 31, 2020, there were no Class A Units exercisable. Following the three-year anniversary of the agreement, the Customer for a period of 30 days has a one-time option to elect to cancel the Class A Unit Warrant in exchange for, at the Company’s discretion, either (i) a reduction of the then-current pricing charged by the Company to the Customer for its solutions or (ii) a cash payment to the Customer equal to the number of Class A units exercisable under the Warrant multiplied by the difference between the fair market value of the Class A units and the exercise price.

The Class A Unit Warrant represents consideration payable to the Customer that is not in exchange for a distinct good or service from the Customer. Accordingly, the fair value of the shares vested during the period with respect to the Class A Unit Warrant will be recognized as a reduction of the Company’s revenues. The Company adopted ASU 2019-08 as of January 1, 2020, resulting in the Class A Unit Warrant being measured and classified under ASC 718 over its life. The Class A Unit Warrant issued to the Customer is classified as a liability under ASC 718, because the Class A Unit Warrant may be cash settled by the Company. Upon issuance the Class A Unit Warrant had an estimated fair value of $2.0 million, determined based on a preliminary estimate (as of the date of issuance) of the number of units expected to vest, which will be recognized as reduction in the Company’s revenue proportional to performance under the contract with NEC. Future changes in the expected outcomes based on achievement of the monthly sales under the contract with NEC will be reflected as a change in the transaction price. The Company charged less than $0.1 million against revenue for the year ended December 31, 2020. The Company has determined the fair value of the Class A Unit Warrant based on a Black Scholes-Merton pricing model. The Company’s monthly recurring revenue forecasts were discounted back to the grant date. The number of Class A units expected to vest was calculated based on the maximum monthly recurring revenue forecasted under the arrangement between April 2020 and April 2023. The Class A Unit Warrant is remeasured to its fair value with the current period remeasurement being solely due to the form of the liability award. The Company recognized $4.1 million recorded in other expense, net in the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2020.

Class B Common Stock Warrant

On December 1, 2020, the Company issued a warrant to a third party for services (“Service Provider”) to purchase 200,000 shares of its Class B common stock at an exercise price per share of $5.76 (“Class B Common Stock Warrant”). The Class B Common Stock Warrant vests and becomes exercisable as the Service Provider performs services over the specified term. Once vested the Class B Common Stock Warrant can be exercised at any time until June 30, 2025.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The Company adopted ASU 2019-08 as of January 1, 2020, resulting in the Class B Common Stock Warrant being measured and classified under ASC 718 over its life. As the Class B Common Stock Warrant is classified in equity, it is not subject to subsequent remeasurement. Fair value of the Class B Common Stock Warrant on the issuance date of $2.8 million, estimated using Black-Scholes model, is recognized as sales and marketing expense as the Service Provider performs services and the warrant become vested.

The Company recorded $1.4 million associated with the warrant in sales and marketing expenses in its Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2020.

The assumptions used to value the Class A Unit Warrant as of the issuance date and December 31, 2020, and the assumptions used to value the Class B Common Stock Warrant as of the issuance date, were as follows:

	Issuance date (April 6, 2020)	December 31, 2020	Issuance date (December 1, 2020)
	Class A Unit	Class A Unit	Class B Common Stock
Expected volatility	60.0%	60.0%	65.0%
Expected life (in years)	4.00	4.00	4.58
Expected dividend yield	—	—	—
Risk-free interest rate	0.58%	0.54%	0.42%
Weighted-average fair value per share	$4.30	$13.04	$12.71

NOTE 15:    Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for 2019 and 2020 (in thousands, except share and per share data):

	Year Ended December 31, 2019	Year Ended December 31, 2020
Numerator:
Net loss	$(5,530)	$(21,745)
Denominator:
Weighted-average shares used to compute net loss per share, basic and diluted	47,789,265	47,789,265

Basic and diluted net loss per share	$(0.12)	$(0.46)

Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. As the Company has reported a net loss for 2019 and 2020, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods presented because the potentially dilutive shares would have been antidilutive if included in the calculation.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an antidilutive impact due to losses reported:

	December 31, 2019	December 31, 2020
Outstanding stock options	511,916	998,421
Outstanding warrant	—	200,000

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

NOTE 16:    Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Deferred income taxes are classified as noncurrent. A valuation allowance is provided against the Company’s deferred income tax assets when realization is not reasonably assured.

The Company’s income is subject to taxation in both the U.S. and foreign jurisdictions. The provision for tax liabilities and recognition of tax benefits involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. In situations involving uncertain tax positions related to income tax matters, the Company does not recognize benefits unless their sustainability is deemed more likely than not to be realized. As additional information becomes available, or these uncertainties are resolved with the taxing authorities, revisions to these liabilities or benefits may be required. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

The following table presents domestic and foreign components of loss before income taxes:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
United States	$(6,665)	(26,929)
Foreign	406	892

Loss before income taxes	$(6,259)	$(26,037)

The components of the income tax benefit are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Current
Federal	$(4,056)	$5,795
State	(594)	196
Foreign	(143)	(615)

Total current	(4,793)	5,376

Deferred
Federal	5,534	(1,985)
State	(157)	654
Foreign	145	247

Total deferred	5,522	(1,084)

Total income tax benefit	$729	$4,292

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The following table presents a reconciliation of the tax benefit computed at the statutory federal rate and the Company’s tax expense for the period presented:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
United States federal taxes at statutory rate	$1,314	$5,468
Foreign rate differences	(15)	127
State taxes at various statutory rates	82	803
Stock-based and unit-based compensation	(587)	(783)
Warrant Valuation	—	(984)
GILTI	(150)	(382)
Change in estimated deferred tax assets	(73)	(239)
Research and development credit	258	384
Nondeductible expenses	(2)	(194)
Change in reserve for unrecognized tax benefit	28	25
Other, net	(126)	67

Total income tax benefit	$729	$4,292

Net deferred tax liabilities consist of the following:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Deferred tax assets
Accruals and allowance	$5,035	$1,034
Operating loss carryforward	482	930
Section 163(j) interest limitation carryforwards	4,618	3,561
Class B warrant liability	—	378
Acquisitions costs	376	198
Research tax credits	442	1,606
Other	88	73

Gross deferred tax assets	11,041	7,780
Valuation allowance	—	—

Total deferred tax assets	11,041	7,780

Deferred tax liabilities
Depreciation	(6,974)	(6,490)
Intangibles assets	(32,033)	(28,906)

Total deferred tax liabilities	(39,007)	(35,396)

Net deferred tax liabilities	$(27,966)	$(27,616)

As of December 31, 2019 and 2020, the Company has net operating loss carryforwards of approximately $0.7 million and $0.7 million, which expire between 2030 and 2037, available to offset future federal taxable income, respectively. The Company also has state net operating loss carryforwards, which expire between 2033

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

and 2040 of approximately $3.7 million and $9.2 million as of December 31, 2019 and December 31, 2020, respectively, to offset future state taxable income.

Net operating losses are eligible to offset taxable income, if not otherwise limited under IRC Section 382. As a result of certain acquisitions, the Company believes a change of control has occurred, as defined by Sections 382 and 383 of the IRC and other foreign provisions. As such, a portion of the Company’s net operating loss carryforwards is subject to limitations. Limitation resulted in the expiration of a portion of the net operating losses before utilization. Accordingly, the Company’s deferred tax assets have been reduced to reflect these prior limitations. Net operating losses generated after December 31, 2017 have an infinite carryforward period.

The tax benefit of operating losses and temporary differences is recorded as a deferred tax asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent upon the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s history of taxable income, management believes that recognition of the deferred tax assets arising from the above mentioned tax benefit is currently likely to be realized, and accordingly, no valuation allowance has been placed against deferred tax assets.

The Company recognizes interest charges and penalties related to uncertain tax positions as part of the income tax provision. For the periods ended December 31, 2019 and 2020, the amount of interest expense recognized, net of penalties, was insignificant.

The Company’s effective tax rate may vary from period to period based on changes in estimated taxable income or loss by jurisdiction, changes to the valuation allowance, changes to federal, state or foreign tax laws, future expansion into areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction.

Uncertain Tax Positions

As of December 31, 2020, the Company had total unrecognized tax benefits of $1.9 million. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the periods ended December 31, 2019 and 2020 is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Unrecognized benefit – beginning of period	$1,886	$1,931
Gross increases - current period tax positions	85	124
Gross increases - prior period tax positions	—	58
Gross decrease - prior period tax positions	(40)	(166)

Unrecognized benefit – end of period	$1,931	$1,947

The total amount of unrecognized tax benefits that would affect our effective tax rate is $1.8 million as of each year ended December 31, 2019 and 2020. We account for any applicable interest and penalties on uncertain tax positions as a component of income tax expense. As of December 31, 2020, interest and penalties accrued were immaterial.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

The Company’s major tax jurisdictions include the United States, various state jurisdictions, the U.K., Canada and Russia. The Company’s income tax reporting periods beginning with the tax year ended December 31, 2017 for the United States, and the tax year ended December 31, 2016 for the Company’s major state and local jurisdictions remain generally open to audit by relevant tax authorities.

While it is often difficult to predict the final outcome of any particular uncertain tax position, management does not believe that it is reasonably possible that the estimates of unrecognized tax benefits will change significantly in the next 12 months.

The Company has historically asserted its intent to reinvest these earnings in foreign operations indefinitely and continues to do so. We do not intend to repatriate these earnings to fund U.S. operations and, accordingly, we do not provide for U.S. state income and foreign withholding tax on these earnings.

CARES ACT

On March 27, 2020, the U.S federal government enacted the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The CARES Act is an emergency economic stimulus package in response to the coronavirus outbreak which, among other things, contains numerous income tax provisions. Some of these tax provisions are effective retroactively for years ending before the date of the enactment.

The CARES Act amended the interest limitation rules under IRC Section 163(j), which limits a company’s deductible interest expense to 30% of adjusted taxable income(ATI) for the year. For tax years beginning in 2019 and 2020, the ATI limitation is temporarily increased from 30% to 50% under the CARES Act. Moreover, the Company is allowed to use its 2019 ATI in determining the IRC Section 163(j) limitation for the tax year of 2020. Limited interest is carried forward indefinitely. In 2020, the Company plans to elect to use its 2019 ATI in determining 2020 Section 163(j) limitation and is anticipated to have $1.44 million of disallowed current year interest expense to be carried over to future years. State conformity to this provision is applied on a jurisdiction-by-jurisdiction basis.

Prior to the CARES Act, the Tax Cuts and Jobs Act enacted in 2017 limited the NOL deduction to 80% of taxable income and repealed the two-year carryback of net operating losses (NOL). The CARES Act temporarily removes the 80% taxable income limitation for tax years beginning before 2021. Furthermore, it allows for a five-year carryback of Federal NOL arising in 2018, 2019, and 2020. The Company plans to carryback its 2020 federal NOL. As such, the Company recognized its 2020 loss as current tax benefit and is anticipated to receive $2.68 million of federal tax refund.

NOTE 17:    Segment Reporting

The Company operates as one reportable and operating segment for the years ended December 31, 2019 and 2020. The geographic identification of these assets is set forth below.

Intermedia Cloud Communications, Inc.

Notes to the Consolidated Financial Statements

Disaggregation of Revenue

The Company disaggregates revenue by product, sales channel and by geography. The Company does not present other levels of disaggregation, such as by customers as this information is not used by our CODM to manage its business. The table below discloses our total subscription and product revenues by product.

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
UCaaS Subscription Revenue	$62,999	$79,103
Business Cloud applications Subscription Revenue	173,906	165,523

Total Subscription Revenue	236,905	244,626
UCaaS Product Revenue	3,554	6,969

Total Revenue	$240,459	$251,595

Geographic Information

The Company’s headquarters and most of its operations are located in the United States. Revenue by geography is based on the billing address of the Company’s direct customer or channel partner. For sales through channel partners, the end customer may not be in the same country as the channel partner.

	Year Ended December 31, 2019	Year Ended December 31, 2020
	(in thousands)	(in thousands)
Revenue:
United States	$229,726	$237,919
Rest of world	10,733	13,676

Total revenue	$240,459	$251,595

The following table presents long-lived assets by geographic region as of the dates set forth below:

	December 31, 2019	December 31, 2020
	(in thousands)	(in thousands)
Long-lived assets:
United States	$39,441	$41,516
Rest of world	2,589	2,760

Total long-lived assets	$42,030	$44,276

NOTE 18:    Subsequent Events

The Company evaluated subsequent events through February 26, 2021, the date these consolidated financial statements were issued, and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the Notes to Consolidated Financial Statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$39,944
FINRA filing fee	54,919
Nasdaq listing fee	250,000
Printing expenses	500,000
Legal fees and expenses	2,200,000
Accounting fees and expenses	1,800,000
Miscellaneous expenses	55,137

Total expenses	$4,900,000

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

•	In December 2020, we issued a warrant to purchase 200,000 shares of Class B common stock with an aggregate purchase price of $1,152,000.

•

From January 1, 2018 through December 31, 2020, we granted to our directors, officers and employees stock options to purchase 770,616 shares of Class B common stock pursuant to our 2017 Stock Option Plan.

•

In April 2020, Ivy Parent issued the Class A Unit Warrant to NEC. Because such warrant may be exercised for shares of our common stock, the issuance of the Class A Unit Warrant may be deemed an issuance by us. See the section titled “Certain Relationships and Related Party Transactions—Related Party Transactions—Warrants Issued by Ivy Parent” for more information.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(i)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Form of Second Amended and Restated Certificate of Incorporation of Intermedia Cloud Communications, Inc., to be in effect upon the closing of this offering

3.2**	Amended and Restated Bylaws of Intermedia Cloud Communications, Inc., to be in effect upon the closing of this offering

4.1**	Form of Registration Rights Agreement

5.1	Opinion of Kirkland & Ellis LLP

10.1**	Amended and Restated Credit Agreement, dated July 19, 2018, by and among Intermedia Holdings, Inc., Intermedia.net, Inc., the other borrowers named therein, the lenders named therein, and Suntrust Bank, as administrative agent and swing line lender

10.2**	Amendment No. 1 to Amended and Restated Credit Agreement, dated July 24, 2018, by and among Intermedia Holdings, Inc., Intermedia.net, Inc., the other borrowers named therein, the lenders named therein, and Toronto Dominion (Texas) LLC, as administrative agent

10.3**	Amendment No. 2 to Amended and Restated Credit Agreement, dated July 31, 2020, by and among Intermedia Holdings, Inc., Intermedia.net, Inc., the other borrowers named therein, the lenders named therein, and Toronto Dominion (Texas) LLC, as administrative agent

10.4**	Amendment No. 3 to Amended and Restated Credit Agreement, dated February 18, 2021 by and among Intermedia Holdings, Inc., Intermedia.net, Inc., the other borrowers named therein, the lenders named therein, and Toronto Dominion (Texas) LLC, as administrative agent

10.5+**	Amended and Restated Employment Agreement, dated February 1, 2017, by and between Intermedia.net, Inc. and Michael J. Gold

10.6+**	Employment Offer Letter, dated December 3, 2018, from Intermedia.net, Inc. to Jason H. Veldhuis

10.7+**	Employment Offer Letter, dated July 20, 2007, from Intermedia.net, Inc. to Jonathan S. McCormick

10.8+*	Form of First Amendment to Amended and Restated Employment Agreement by and between Intermedia.net, Inc. and Michael J. Gold

10.9+*	Form of Addendum to Employment Offer Letter from Intermedia.net, Inc. to Jason H. Veldhuis

10.10+*	Form of Addendum to Employment Offer Letter from Intermedia.net, Inc. to Jonathan S. McCormick

10.11+**	2017 Stock Option Plan

10.12+**	Form of Intermedia Cloud Communications, Inc. 2021 Long-Term Incentive Plan

10.13+**	Form of Intermedia Cloud Communications, Inc. 2021 Employee Stock Purchase Plan

10.14**	Form of Indemnification Agreement

10.15**	Form of Director Nomination Agreement

10.16+**	Senior Leader Annual Incentive Plan

16.1**	Letter from RSM US LLP to the Securities and Exchange Commission

21.1**	List of subsidiaries of Intermedia Cloud Communications, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of RSM US LLP

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1**	Powers of attorney (included on signature page)

99.1**	Consent of Director Nominee

*	Indicates to be filed by amendment.
**	Indicates previously filed.
+	Indicates a management contract or compensatory plan or arrangement.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on March 23, 2021.

INTERMEDIA CLOUD COMMUNICATIONS, INC.

By:	/s/ Michael J. Gold
Name: Michael J. Gold
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Gold Michael J. Gold	President, Chief Executive Officer and Director (Principal Executive Officer)	March 23, 2021

/s/ Jason H. Veldhuis Jason H. Veldhuis	Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2021

* Zaid F. Alsikafi	Director	March 23, 2021

* Brendan T. Barrett	Director	March 23, 2021

* Gerhard J. Bette	Director	March 23, 2021

* André A. Christensen	Director	March 23, 2021

* Philip J. Koen	Director	March 23, 2021

* James N. Perry Jr.	Director	March 23, 2021

*

The undersigned, by signing his name hereto, signs and executes this Amendment to the Registration Statement pursuant to the Powers of Attorney executed by the above named signatures and previously filed with the Securities and Exchange Commission on February 26, 2021.

/s/ Jeffrey S. Eisenberg
Jeffrey S. Eisenberg
Attorney-in-Fact